UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2011

Commission File Number 0-28564

QIAGEN N.V.

(Translation of registrant’s name into English)

Spoorstraat 50

5911 KJ Venlo

The Netherlands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒              Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐              No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                 .

QIAGEN N.V.

Form 6-K

Item

Print Announcement in the NCR Handelsblad, Amsterdam, The Netherlands, on May  16, 2011

Invitation to attend the Annual General Meeting of Shareholders of QIAGEN N.V.

Notice of Annual General Meeting of Shareholders

QIAGEN N.V. Proxy Statement 2011

Attendance Form for Annual General Meeting of Shareholders

Proxy for Annual General Meeting of Shareholders

Voting Results of the 2011 Annual General Meeting of Shareholders

QIAGEN N.V. Annual Report 2010 (U.S. GAAP)

QIAGEN N.V. Annual Report 2010 (IFRS)

Signatures

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders (the “Annual General Meeting”) of QIAGEN N.V. (the “Company”), a public limited liability company organized under the laws of The Netherlands, with corporate seat in Venlo, The Netherlands will be held at ‘T Raodhoes, Antoniusplein 2, 5921 GV Venlo-Blerick, The Netherlands on Thursday, June 30, 2011 at 10:30 a.m., local time.

Agenda

1.	Opening;

2.	Managing Board Report for the year ended December 31, 2010 (“Fiscal Year 2010”);

3.	Supervisory Board Report on the Company’s Annual Accounts (the “Annual Accounts”) for Fiscal Year 2010;

4.	Adoption of the Annual Accounts for Fiscal Year 2010 (voting item);

5.	Reservation and dividend policy;

6.	Discharge from liability of the Managing Directors for the performance of their duties during Fiscal Year 2010 (voting item);

7.	Discharge from liability of the Supervisory Directors for the performance of their duties during Fiscal Year 2010 (voting item);

8.	(Re-)appointment of the following eight Supervisory Directors of the Company for a term ending on the date of the Annual General Meeting in 2012 (voting items):

a.	Prof. Dr. Detlev Riesner;

b.	Dr. Werner Brandt;

c.	Dr. Metin Colpan;

d.	Mr. Erik Hornnaess;

e.	Dr. Vera Kallmeyer;

f.	Prof. Dr. Manfred Karobath;

g.	Mr. Heino von Prondzynski;

h.	Ms. Elizabeth E. Tallett;

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9.	Reappointment of the following four Managing Directors of the Company for a term ending on the date of the Annual General Meeting in 2012 (voting items):

a.	Mr. Peer Schatz;

b.	Mr. Roland Sackers;

c.	Dr. Joachim Schorr;

d.	Mr. Bernd Uder;

10.	Reappointment of Ernst & Young Accountants as auditors of the Company for the fiscal year ending December 31, 2011 (voting item);

11.	Authorization of the Managing Board, until December 30, 2012, to acquire shares in the Company’s own share capital (voting item);

12.	Amendment of the Articles of Association of the Company to comply with recent changes in Dutch corporate law (voting item);

13.	Questions;

14.	Closing.

Available documentation

Copies of the Annual Accounts for Fiscal Year 2010, the reports of the Supervisory Board and the Managing Board, the explanatory notes to the agenda, including the list of binding nominees for (re-)appointment to the Supervisory Board and the Managing Board, and the text of the proposal to amend the Company’s articles of association can be obtained free of charge by shareholders and other persons entitled to attend the Annual General Meeting at the offices of the Company at Spoorstraat 50, 5911 KJ Venlo, The Netherlands, and at the offices of American Stock Transfer and Trust Company (“AST”) at 6201 15th Avenue, Brooklyn, New York 11219, United States of America, until the close of the Annual General Meeting and through the Company’s website (www.qiagen.com).

Record Date

The record date for persons considered as entitled to participate and vote at the Annual General Meeting or by proxy, provided those persons are registered for the Annual General Meeting in accordance with the provisions set forth below, is close of business (New York time) on Thursday, June 2, 2011 (the “Record Date”).

Attendance

On or about June 3, 2011, a proxy statement together with an attendance form and form of proxy will be mailed to the record holders of shares as of the Record Date entitled to participate and vote at the Annual General Meeting. Record holders of

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shares wishing to exercise their rights in person are obliged to complete, sign and send the attendance form, such that the attendance form is received no later than 5 p.m. New York time on June 23, 2011 at the offices of AST, 6201 15th Avenue, Brooklyn, New York 11219, United States of America or by email at the following e-mail address: admin2@amstock.com.

Proxy

Record holders of shares wishing to exercise their shareholder rights by proxy are obliged to complete, sign and send the proxy card, such that the proxy card is received no later than 5 p.m. New York time on June 27, 2011 at the offices of AST, 6201 15th Avenue, Brooklyn, New York 11219, United States of America or by email at the following e-mail address: admin2@amstock.com.

Registered holders of type II shares, as referred to in article 8.3 (ii) of the Company’s Articles of Association, are requested to state the serial number of the share certificates on the attendance form or proxy card.

The Company will send a card of admission to record holders of shares that have properly notified the Company of their intention to attend the Annual General Meeting.

As in prior years, the official language of the Annual General Meeting shall be the English language.

The Managing Board

Venlo, The Netherlands

May 16, 2011

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DEAR SHAREHOLDER:

You are cordially invited to attend the Annual General Meeting of Shareholders of QIAGEN N.V. (the “Company”) to be held on Thursday, June 30, 2011 at 10:30 a.m., local time, at ‘T Raodhoes, Antoniusplein 2, 5921 GV Venlo-Blerick, The Netherlands.

We have attached a Notice of Annual General Meeting, including the agenda and Explanatory Notes thereto, and enclosed an attendance form and proxy card for use in connection with the meeting.

We hope that you will be able to attend the Annual General Meeting. If you plan to do so, please complete and sign the enclosed attendance form and return it to American Stock Transfer and Trust Company, as specified thereon. We will then add your name to the admission list for the meeting and forward to you an entrance-ticket for the meeting. The signed attendance form must be received no later than 5 p.m. (New York time) on June 23, 2011 in order for you to attend the meeting.

Whether or not you plan to attend the Annual General Meeting, it is important that your shares are represented. Therefore, please complete, sign, date and return the enclosed proxy card promptly in the enclosed envelope, which requires no postage if mailed in the United States. The proxy card must be received no later than 5 p.m. (New York time) on June 27, 2011 for your vote to count. This will ensure your proper representation at the Annual General Meeting. If you attend the Annual General Meeting, you may vote in person if you wish, even if you have previously returned your proxy.

Sincerely,

/s/ Peer M. Schatz

PEER M. SCHATZ

Managing Director

Venlo, The Netherlands

May 16, 2011

YOUR VOTE IS IMPORTANT.

PLEASE RETURN YOUR ATTENDANCE FORM OR PROXY CARD PROMPTLY.

QIAGEN N.V.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD JUNE 30, 2011

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders (the “Annual General Meeting”) of QIAGEN N.V. (the “Company”), a public limited liability company organized and existing under the laws of The Netherlands, will be held on Thursday, June 30, 2011 at 10:30 a.m., local time, at ‘T Raodhoes, Antoniusplein 2, 5921 GV Venlo-Blerick, The Netherlands.

The agenda of the Annual General Meeting of the Company, containing proposals of the Managing Board and the Supervisory Board of the Company, is as follows:

1.	Opening;

2.	Managing Board Report for the year ended December 31, 2010 (“Fiscal Year 2010”);

3.	Supervisory Board Report on the Company’s Annual Accounts (the “Annual Accounts”) for Fiscal Year 2010;

4.	Adoption of the Annual Accounts for Fiscal Year 2010 (voting item);

5.	Reservation and dividend policy;

6.	Discharge from liability of the Managing Directors for the performance of their duties during Fiscal Year 2010 (voting item);

7.	Discharge from liability of the Supervisory Directors for the performance of their duties during Fiscal Year 2010 (voting item);

8.	(Re-)appointment of the following eight Supervisory Directors of the Company for a term ending on the date of the Annual General Meeting in 2012 (voting items):

a.	Prof. Dr. Detlev Riesner;

b.	Dr. Werner Brandt;

c.	Dr. Metin Colpan;

d.	Mr. Erik Hornnaess;

e.	Dr. Vera Kallmeyer;

f.	Prof. Dr. Manfred Karobath;

g.	Mr. Heino von Prondzynski;

h.	Ms. Elizabeth E. Tallett;

9.	Reappointment of the following four Managing Directors of the Company for a term ending on the date of the Annual General Meeting in 2012 (voting items):

a.	Mr. Peer Schatz;

b.	Mr. Roland Sackers;

c.	Dr. Joachim Schorr;

d.	Mr. Bernd Uder;

10.	Reappointment of Ernst & Young Accountants as auditors of the Company for the fiscal year ending December 31, 2011 (voting item);

11.	Authorization of the Managing Board, until December 30, 2012, to acquire shares in the Company’s own share capital (voting item);

12.	Amendment of the Articles of Association of the Company to comply with recent changes in Dutch corporate law (voting item);

13.	Questions;

14.	Closing.

Under the Articles of Association of the Company and Dutch law, copies of the Annual Accounts for Fiscal Year 2010, the reports of the Supervisory Board and the Managing Board, the list and biographies of binding nominees for election to the Supervisory Board and the Managing Board, the text of the proposal to amend the Company’s Articles of Association and the information sent to the record holders of shares in connection with the Annual General Meeting can be obtained free of charge by shareholders and other persons entitled to attend the Annual General Meeting at the offices of the Company at Spoorstraat 50, 5911 KJ Venlo, The Netherlands, and at the offices of American Stock Transfer and Trust Company at 6201 15th Avenue, Brooklyn, New York 11219, United States of America, until the close of the Annual General Meeting. Copies are also available electronically at the Investor Relations section of our website, www.qiagen.com.

In an effort to reduce our cost of printing and mailing documents for the Annual General Meeting and to exhibit environmentally responsible conduct, we are not mailing paper copies of our 2010 Annual Report to our shareholders. The 2010 Annual Report, which provides additional information regarding our 2010 financial results, and copies of the Notice of Annual General Meeting, including the agenda and Explanatory Notes thereto, and Annual Accounts for Fiscal Year 2010 can be accessed over the Internet at the Investor Relations section of our website, www.qiagen.com. Printed copies of the 2010 Annual Report can also be obtained free of charge by shareholders and other persons entitled to attend the Annual General Meeting by contacting PrecisionIR Group, 601 Moorefield Park Drive, Richmond, VA 23236, United States of America, Phone number: +1-888-400-7789, Internet link: http://hqus.ar.wilink.com/?link=EU007919, until the close of the Annual General Meeting.

The Supervisory Board has fixed the close of business (New York time) on Thursday, June 2, 2011 as the record date for the determination of the record holders of shares entitled to participate in and vote at the Annual General Meeting or by proxy.

All shareholders are cordially invited to attend the Annual General Meeting. If you plan to do so, please complete and sign the enclosed attendance form and return it as specified thereon. We will then add your name to the admission list for the meeting and forward to you an entrance-ticket for the Annual General Meeting.

Whether you plan to attend the Annual General Meeting or not, you are requested to complete, sign, date and return the enclosed proxy card as soon as possible in accordance with the instructions on the card. A pre-addressed, postage prepaid return envelope is enclosed for your convenience. Completed proxy cards may also be submitted via e-mail to admin2@amstock.com.

By Order of the Managing Board

/s/ Peer M. Schatz

PEER M. SCHATZ

Managing Director

Venlo, The Netherlands

May 16, 2011

QIAGEN N.V.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

EXPLANATORY NOTES TO AGENDA

I.    General

The enclosed proxy card and the accompanying Notice of Annual General Meeting of Shareholders and agenda are being mailed to shareholders of QIAGEN N.V. (the “Company”) in connection with the solicitation by the Company of proxies for use at the Annual General Meeting of Shareholders of the Company to be held on Thursday, June 30, 2011 at 10:30 a.m., local time, at ‘T Raodhoes, Antoniusplein 2, 5921 GV Venlo-Blerick, The Netherlands. These proxy solicitation materials were mailed on or about June 3, 2011 to all shareholders of record as of June 2, 2011, the record date for the Annual General Meeting.

Under the Articles of Association of the Company and Dutch law, copies of the Annual Accounts for the year ended December 31, 2010 (“Fiscal Year 2010”), the reports of the Supervisory Board and the Managing Board, the list and biographies of binding nominees for election to the Supervisory Board and the Managing Board, the text of the proposal to amend the Company’s Articles of Association and the information sent to the record holders of shares in connection with the Annual General Meeting can be obtained free of charge by shareholders and other persons entitled to attend the Annual General Meeting at the offices of the Company at Spoorstraat 50, 5911 KJ Venlo, The Netherlands, and at the offices of American Stock Transfer and Trust Company at 6201 15th Avenue, Brooklyn, New York 11219, United States of America, until the close of the Annual General Meeting. Copies are also available electronically at the Investor Relations section of our website, www.qiagen.com.

In an effort to reduce our cost of printing and mailing documents for the Annual General Meeting and to exhibit environmentally responsible conduct, we are not mailing paper copies of our 2010 Annual Report to our shareholders. The 2010 Annual Report, which provides additional information regarding our 2010 financial results, and copies of the Notice of Annual General Meeting, including the agenda and Explanatory Notes thereto, and Annual Accounts for Fiscal Year 2010 can be accessed over the Internet at the Investor Relations section of our website, www.qiagen.com. Printed copies of the 2010 Annual Report can also be obtained free of charge by shareholders and other persons entitled to attend the Annual General Meeting by contacting PrecisionIR Group, 601 Moorefield Park Drive, Richmond, VA 23236, United States of America, Phone number: +1-888-400-7789, Internet link: http://hqus.ar.wilink.com/?link=EU007919, until the close of the Annual General Meeting. Completed proxy cards may also be submitted via e-mail to admin2@amstock.com.

The reasonable cost of soliciting proxies, including expenses in connection with preparing and mailing the proxy solicitation materials, will be borne by the Company. In addition, the Company will reimburse brokerage firms and other persons representing beneficial owners of Common Shares for their expenses in forwarding proxy materials to such beneficial owners. Solicitation of proxies by mail may be supplemented by telephone, telegram, telex, electronic mail and personal solicitation by directors, officers or employees of the Company. No additional compensation will be paid for such solicitation.

The Company is not subject to the proxy solicitation rules contained in Regulation 14A promulgated under the United States Securities Exchange Act of 1934, as amended.

II.    Voting and Solicitation

In order to attend, address and vote at the Annual General Meeting, or vote by proxy, the record holders of shares are requested to advise the Company in writing in accordance with the procedures set forth in the Notice of Annual General Meeting of Shareholders. The Supervisory Board has fixed the close of business (New York time) on Thursday, June 2, 2011 as the record date for the determination of the record holders of shares entitled to participate in and vote at the Annual General Meeting or by proxy.

As of May 12, 2011, there were 233,773,904 Common Shares outstanding. Shareholders are entitled to one vote for each Common Share held. All proposals presented to the shareholders at the Annual General Meeting shall be validly adopted if adopted by a simple majority of the votes cast at the Annual General Meeting.

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivery to the Company of a written notice of revocation or a duly executed proxy bearing a later date. Any shareholder who has executed a proxy but is present at the Annual General Meeting, and who wishes to vote in person, may do so by revoking his or her proxy as described in the preceding sentence. Mere attendance at the Annual General Meeting will not serve to revoke a proxy. Shares represented by valid proxies received in time for use at the Annual General Meeting and not revoked at or prior to the Annual General Meeting, will be voted at the Annual General Meeting.

III.    Explanatory Notes to Agenda Items

Explanatory Note to Item 2—Managing Board Report for Fiscal Year 2010

At the Annual General Meeting, the Managing Board will conduct a presentation on the performance of the Company during Fiscal Year 2010. Following the presentation, shareholders will be invited to discuss and ask questions about the Company’s performance.

Explanatory Note to Item 3—Supervisory Board Report on the Company’s Annual Accounts for Fiscal Year 2010

At the Annual General Meeting, the Supervisory Board will conduct a presentation of its report on the Company’s Annual Accounts for Fiscal Year 2010. Following the presentation, shareholders will be invited to discuss and ask question about the Annual Accounts.

Explanatory Note to Item 4—Adoption of the Annual Accounts

The shareholders of the Company are being asked to adopt the Annual Accounts for Fiscal Year 2010. The Annual Report and the Annual Accounts have been prepared by the Managing Board and approved by the Supervisory Board of the Company.

Under the Articles of Association of the Company and Dutch law, copies of the Annual Accounts for Fiscal Year 2010 and the reports of the Supervisory Board and the Managing Board can be obtained free of charge by shareholders and other persons entitled to attend the Annual General Meeting at the offices of the Company at Spoorstraat 50, 5911 KJ Venlo, The Netherlands, and at the offices of American Stock Transfer and Trust Company at 6201 15th Avenue, Brooklyn, New York 11219, United States of America, until the close of the Annual General Meeting. Copies are also available electronically at the Investor Relations section of our website, www.qiagen.com.

THE SUPERVISORY BOARD AND THE MANAGING BOARD UNANIMOUSLY RECOMMEND A VOTE FOR THIS ITEM. THE ACCOMPANYING PROXY WILL BE VOTED IN FAVOR THEREOF UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.

Explanatory Note to Item 5—Reservation and Dividend Policy

The Company’s reservation and dividend policy is to retain the profits by way of reserve, as is common among fast growing companies with significant future expansion potential in rapidly developing fields.

Consequently, the Company will not pay a dividend to the shareholders out of the Fiscal Year 2010 profits. This policy benefits our shareholders by increasing share value, and the Company believes that this policy is aligned with shareholders’ taxation preferences.

Explanatory Note to Item 6—Discharge from Liability of the Managing Directors

Under Dutch law, the adoption of the Annual Accounts does not automatically discharge the members of the Managing Board and the Supervisory Board from liability for the performance of their duties during Fiscal Year 2010. The grant of such discharge from liability is typical for Dutch companies, and its approval is commonly included on the agenda for annual general meetings.

The shareholders of the Company are being asked to approve a discharge from liability of the members of the Managing Board for the performance of their duties during Fiscal Year 2010, as described in the 2010 Annual Report and the 2010 Annual Accounts or as otherwise disclosed to the General Meeting of Shareholders.

THE SUPERVISORY BOARD AND THE MANAGING BOARD UNANIMOUSLY RECOMMEND A VOTE FOR THIS ITEM. THE ACCOMPANYING PROXY WILL BE VOTED IN FAVOR THEREOF UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.

Explanatory Note to Item 7—Discharge from Liability of the Supervisory Directors

The shareholders of the Company are being asked to approve a discharge from liability of the members of the Supervisory Board for the performance of their duties during Fiscal Year 2010, as described in the 2010 Annual Report and the 2010 Annual Accounts or as otherwise disclosed to the General Meeting of Shareholders.

THE SUPERVISORY BOARD AND THE MANAGING BOARD UNANIMOUSLY RECOMMEND A VOTE FOR THIS ITEM. THE ACCOMPANYING PROXY WILL BE VOTED IN FAVOR THEREOF UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.

Explanatory Note to Items 8 and 9—(Re-)appointment of the Supervisory Directors and the Managing Directors

The Supervisory Board and the Managing Board acting together at a joint meeting (the “Joint Meeting”) resolved to make a binding nomination for the re-election of all current members of the Supervisory Board and all current members of the Managing Board and for the election of Dr. Vera Kallmeyer and Elizabeth E. Tallett as new members of the Supervisory Board.

The Supervisory Board consists of such number of members, with a minimum of three members, as the Joint Meeting thereof may determine. The Supervisory Board presently consists of six members. The Joint Meeting has set the number of members of the Supervisory Board at eight as of the date of the Annual General Meeting. The Supervisory Directors are elected by a vote of the shareholders of the Company at the Annual General Meeting, subject to the authority of the Supervisory Board to appoint up to one-third of its members if vacancies occur during a fiscal year. The Managing Board has one or more members as determined by the Supervisory Board. The Managing Board presently consists of four members. Managing Directors are appointed by a vote of the shareholders of the Company at the Annual General Meeting. The Supervisory Board and the Managing Board at the Joint Meeting may make a binding nomination to fill each vacancy on the Supervisory Board and Managing Board. At the Annual General Meeting, the shareholders may overrule the binding nature of a nomination by resolution adopted with a majority of at least two-thirds of the votes cast, if such majority represents more than half the issued share capital of the Company as of the date of the Annual General Meeting. Our shareholders vote for each nominee for appointment to our Supervisory Board and Managing Board individually.

Supervisory Directors and Managing Directors are appointed annually for a period beginning on the date following the Annual General Meeting up to and including the date of the Annual General Meeting held in the following fiscal year.

By unanimous written consent dated May 6, 2011, the Joint Meeting resolved to make a binding nomination for eight members of the Supervisory Board and four members of the Managing Board. The eight binding nominees for election to the Supervisory Board positions are as follows, each nominee listed under “a” below has been proposed for re-election, except for Dr. Kallmeyer and Ms. Tallett who are nominated to the Supervisory Board for the first time this year:

•	Nominations for position no. 1: a. Prof. Dr. Detlev H. Riesner and b. Dr. Werner Brandt;

•	Nominations for position no. 2: a. Dr. Werner Brandt and b. Dr. Metin Colpan;

•	Nominations for position no. 3: a. Dr. Metin Colpan and b. Mr. Erik Hornnaess;

•	Nominations for position no. 4: a. Mr. Erik Hornnaess and b. Dr. Vera Kallmeyer;

•	Nominations for position no. 5: a. Dr. Vera Kallmeyer and b. Prof. Dr. Manfred Karobath;

•	Nominations for position no. 6: a. Prof. Dr. Manfred Karobath and b. Mr. Heino von Prondzynski;

•	Nominations for position no. 7: a. Mr. Heino von Prondzynski and b. Ms. Elizabeth E. Tallett; and

•	Nominations for position no. 8: a. Ms. Elizabeth E. Tallett and b. Dr. Philipp von Hugo.

The Supervisory Board believes that these nominees meet the criteria for Supervisory Board positions, as approved by the Supervisory Board and set forth on the Company’s website, and that they will make significant contributions to the Supervisory Board in view of their broad international, financial and management experience, integrity and ethics. The experience and qualifications of each nominee to the Supervisory Board are described below.

The binding nominations for each of the four Managing Board positions are as follows, each nominee listed under “a” below has been proposed for re-election:

•	Nominations for position no. 1: a. Mr. Peer M. Schatz and b. Mr. Roland Sackers;

•	Nominations for position no. 2: a. Mr. Roland Sackers and b. Dr. Joachim Schorr;

•	Nominations for position no. 3: a. Dr. Joachim Schorr and b. Mr. Bernd Uder; and

•	Nominations for position no. 4: a. Mr. Bernd Uder and b. Ms. Birgit Bergfried.

The following is a brief summary of the background of each of the Supervisory Director and Managing Director nominees. References to “QIAGEN” and the “Company” in relation to periods prior to April 29, 1996 mean QIAGEN GmbH and its consolidated subsidiaries:

Professor Dr. Detlev H. Riesner, 69, is a co-founder of the Company. He has been a member of the Supervisory Board since 1996 and was appointed Chairman of the Supervisory Board in 1999, and in 2005, he was also appointed Chairman of the Selection and Appointment Committee. Professor Riesner has held the Chair of Biophysics at the Heinrich-Heine-University in Düsseldorf since 1980 and retired in 2006. He has held the position of Dean of the Science Faculty (1991-92), Vice President of the University (Research) (1996-99) and Director of Technology (1999-2006). In 2007, he became a member of the University’s board of trustees. Prior to that, he was Professor of Biophysical Chemistry at the Darmstadt Institute of Technology and, from 1975 to 1977, Lecturer of Biophysical Chemistry at Hannover Medical School. He has held guest professorships at the Institute of Microbiology, Academia Sinica, Beijing, and the Department of Neurology at the University of California, San Francisco. He received his M.S. in Physics from Hannover Institute of Technology and his Ph.D. from the University of Braunschweig, with post-graduate work at Princeton University. Professor Riesner is either a member of the Supervisory Board or a director of AC Immune S.A., Lausanne, Spinal Cord Therapeutics (former Neuraxo) GmbH, Erkrath, Evocatal GmbH, Düsseldorf, DRK Blutspendedienst West, GmbH, Hagen and Düsseldorfer Innovations-and-Wissenschafts-Agentur GmbH, Düsseldorf. His memberships in the advisory boards of NewLab Bioquality AG and Direvo AG ended when the companies were sold in 2006. Professor Riesner is also a member of the scientific advisory boards of the Friedrich-Loeffler-Institut, Isle of Riems, PrioNet, Canada, and Alberta Prion Research Institute, Canada.

Dr. Werner Brandt, 57, joined the Company’s Supervisory Board in 2007. In the same year, he was appointed Chairman of the Audit Committee. Dr. Brandt has been a member of the Executive Board and the Chief Financial Officer of SAP AG since 2001. From 1999 to 2001, he was a member of the Executive Board and Chief Financial Officer of the German-American healthcare company, Fresenius Medical Care AG, where he also served as Labor Relations Director. From 1992 to 1999, Dr. Brandt was a member of the Managing Board of Baxter Deutschland GmbH and Vice President for European Operations. In this capacity, he was responsible for Baxter’s financial operations in Europe. Dr. Brandt began his career in 1981 at the former Price Waterhouse GmbH (now PricewaterhouseCoopers) in Frankfurt. Dr. Brandt completed his Doctorate in business administration from the Technical University of Darmstadt, Germany in 1991, after studying business administration at the University of Nuremberg-Erlangen, Germany from 1976 to 1981. Dr. Brandt is currently a member of the Supervisory Boards of Deutsche Lufthansa AG and Heidelberger Druckmaschinen AG.

Dr. Metin Colpan, 56, is a co-founder of the Company and was Chief Executive Officer and a Managing Director from 1985 through 2003. Dr. Colpan has been a member of the Supervisory Board since 2004. Dr. Colpan obtained his Ph.D. and M.S. in Organic Chemistry and Chemical Engineering from the Darmstadt Institute of Technology in 1983. Prior to founding QIAGEN, Dr. Colpan was an Assistant Investigator at the Institute for Biophysics at the University of Düsseldorf. Dr. Colpan has had wide experience in separation techniques, and in the separation and purification of nucleic acids in particular, and has filed many patents in the field. Dr. Colpan currently serves as a Supervisory Board member of Morphosys AG, Munich, Germany and Qalovis Farmer Automatic Energy GmbH, Laer, Germany. Dr. Colpan previously served as a Supervisory Board member of Ingenium Pharmaceuticals AG, GenPat77 Pharmacogenetics AG and GPC Biotech AG, each in Munich, Germany.

Erik Hornnaess, 73, has been a member of the Supervisory Board since 1998. He joined the Audit Committee in 2002, the Compensation Committee in 2005 and the Selection and Appointment Committee in 2007. He was appointed Deputy Chairman of the Supervisory Board in 2007. Mr. Hornnaess worked for Astra Pharmaceuticals, Sweden from 1965 until 1979 in various management positions in Sweden, Australia, and Canada and, for the last three years of this period, as the General Manager for the Benelux region (Belgium, The Netherlands and Luxembourg). In 1979, he joined Abbott Laboratories European Headquarters in Paris, France, and from 1982, he was the Area Vice-President of Abbott Diagnostic Division in Europe, Middle-East and Africa, with headquarters in Wiesbaden, Germany. Mr. Hornnaess retired from Abbott Laboratories on March 1, 1997 and currently serves as non-executive director of AXIS-SHIELDS Group, Scotland. Additionally, Mr. Hornnaess served as the Vice-President of European Diagnostic Manufacturers Association (EDMA), Brussels in the period 1995 through 1997. Mr. Hornnaess graduated from Aarhus Handelshojskole, Denmark with an M.B.A. and obtained a P.M.D. from the Harvard Business School.

Dr. Vera Kallmeyer, 52, has been a Consulting Professor in the Department of Neurosurgery at Stanford School of Medicine, where she teaches courses in biomedical innovation, translational medicine and entrepreneurship, since 2003. In 2002, Dr. Kallmeyer founded and became the managing partner of Equity4Health LLC, a financial advisory and investment firm. From 1994 to 1998, Dr. Kallmeyer was chief financial officer and vice president of corporate development at Aviron Inc. (now Medimmune/AstraZeneca). She also held positions in investment banking with Wasserstein Perella & Company and Flemings and was a resident in neurosurgery at the University of Freiburg, Germany. Dr. Kallmeyer currently serves on the board of Elekta AB and on the board of visitors of UC Davis Medical School. Dr. Kallmeyer holds degrees from the Friedrich Alexander University in Erlangen, Germany. She also attended Harvard Medical School and the Royal

Postgraduate Medical School (Hammersmith Hospital) in London, and received an M.B.A. and a Certificate in Public Management from the Stanford Graduate School of Business.

Professor Dr. Manfred Karobath, 70, has been a member of the Supervisory Board since 2000 and joined the Compensation Committee in 2005. Prof. Dr. Karobath studied medicine, and from 1967 to 1980, he worked first in the Dept. of Biochemistry of the University of Vienna and, after a stage as postdoctoral fellow, he joined the Dept. of Psychiatry where he became Professor of Biological Psychiatry. In 1980, he joined Sandoz Pharma in Basel, first, in drug discovery, and later, he became Senior Vice President and head of R&D. In 1992, Prof. Dr. Karobath joined Rhone Poulenc Rorer (“RPR”) as President of R&D and Executive Vice President, and later, he became a member of the boards of directors of RPR, Pasteur Mérieux Connought, Centeon and Rhone Poulenc Pharma. He has received several scientific awards and has published 92 scientific papers.

Heino von Prondzynski, 61, joined the Company’s Supervisory Board as well as the Audit Committee in 2007. Mr. von Prondzynski retired in 2005 from Roche where he served as Chief Executive Officer of Roche Diagnostics and a member of the Executive Committee of the Roche Group. Prior to joining Roche in 2000, Mr. von Prondzynski worked at Chiron, first as General Manager and Chief Executive Officer in Germany and Italy, later as President of the Vaccines Division in Emeryville, USA. Mr. von Prondzynski started his career with Bayer in Germany as a sales representative and later worked in Austria and Brazil as General Manager. He studied mathematics, geography and history at Westfälische Wilhelms University of Münster in Germany. Mr. von Prondzynski is a director of Koninklijke Philips Electronics NV and Hospira, Inc., and Chairman of Nobel Biocare Holding AG and HTL Strefa. Mr. von Prondzynski was previously a director of Epigenomics AG.

Elizabeth E. Tallett, 62, has been a Principal of Hunter Partners, LLC, a management company for early to mid-stage pharmaceutical, biotechnology and medical device companies, since 2002. Her senior management experience includes President and CEO of Transcell Technologies Inc., President of Centocor Pharmaceuticals, member of the Parke-Davis Executive Committee, and Director of Worldwide Strategic Planning for Warner-Lambert Company. Ms. Tallett graduated from Nottingham University, England with dual Bachelor’s degrees with honors in mathematics and economics. She is a member of the board of directors of Principal Financial Group, Inc., Coventry Health Care, Inc., Meredith Corp., IntegraMed America, Inc. and Varian, Inc. Ms. Tallett is currently the Lead Director for both Principal and Coventry Health Care. She was also a director of Immunicon, Inc. and Varian Semiconductor Equipment Associates, Inc. at times during the past five years. Ms. Tallett was a founding board member of the Biotechnology Council of New Jersey and is a Trustee of Solebury School in Pennsylvania.

Dr. Philipp von Hugo, 44, joined the Company in 2003. Dr. von Hugo is the Head of Global Legal Affairs of the Company. He holds a law degree from the University of Hamburg and a doctorate degree from the University of Kiel.

Peer M. Schatz, 45, joined the Company in 1993 and has been Chief Executive Officer since January 1, 2004. Between 1993 and 2003, he was Chief Financial Officer and became a member of the Managing Board in 1998. Mr. Schatz was previously a partner in a private management buyout group in Switzerland and worked in finance and systems positions in Sandoz, Ltd. and Computerland AG, as well as in finance, operations, management and sales positions in various start-up companies in the computer and software trading industry in Europe and the United States. Mr. Schatz graduated from the University of St. Gall, Switzerland, with a Master’s degree in Finance in 1989 and obtained an M.B.A. in Finance from the University of Chicago Graduate School of Business in 1991. Until 2008, Mr. Schatz was a member of the Supervisory Board of Evotec AG. He serves as a member of the Managing Board of PMS Asset Management GmbH. Mr. Schatz also serves as a member of the German Corporate Governance Commission.

Roland Sackers, 42, joined the Company in 1999 as Vice President Finance and has been Chief Financial Officer since 2004. In 2006, Mr. Sackers became a member of the Managing Board. Between 1995 and 1999, he served as an auditor with Arthur Andersen Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft.

Mr. Sackers earned his Diplom-Kaufmann from the Westfälische Wilhelms-Universität Münster, Germany after studying business administration. Until 2006, he was a member of the Supervisory Board and Audit Committee of IBS AG. Until December 2007, Mr. Sackers was also a member of the Board of Directors of Operon Biotechnologies, Inc. Mr. Sackers is QIAGEN’s representative observer on the Board of Eurofins Genomics BV and is a Board member of the industry association BIO Deutschland.

Dr. Joachim Schorr, 50, joined the Company in 1992 and has been Senior Vice President Research & Development since January 1, 2004. He became a member of the Managing Board in 2004. Initially, Dr. Schorr served the Company as Project Manager and later had responsibilities as Business Unit Manager. In 1999, Dr. Schorr became Vice President Research & Development with the responsibility for the world-wide QIAGEN R&D activities. Before joining QIAGEN, Dr. Schorr worked for the pharmaceutical company Hoechst AG on the development of oral malaria vaccines and was awarded with the IHK research award in 1991. Dr. Schorr holds a Ph.D. in Molecular Biology and Virology from the University of Cologne. Dr. Schorr is a co-founder of Coley Pharmaceuticals, EnPharma Pharmaceuticals and QBM Cell Sciences and is currently a member of the Supervisory Board of QBM Cell Sciences.

Bernd Uder, 53, joined the Company in 2001 as Vice President Sales & Marketing and became a member of the Managing Board and Senior Vice President Sales & Marketing in 2004. In 2005, Mr. Uder became Senior Vice President Global Sales and Service Solutions. Before joining the Company, Mr. Uder gained wide experience in building up and coordinating world-wide distribution networks as Vice President European Biolab Sales & Marketing with Pharmacia and Vice President global e-business with Amersham Pharmacia Biotech.

Birgit Bergfried, 45, joined the Company in 1997 as Managing Administrator. Ms. Bergfried holds a degree in economics from the University of Applied Sciences in Aachen.

Information concerning the ownership of Common Shares of each nominee to the Supervisory Board can be obtained free of charge by shareholders and other persons entitled to attend the Annual General Meeting at the offices of the Company at Spoorstraat 50, 5911 KJ Venlo, The Netherlands, and at the offices of American Stock Transfer and Trust Company at 6201 15th Avenue, Brooklyn, New York 11219, United States of America, until the close of the Annual General Meeting. The Dutch Authority of Financial Markets (“AFM”) maintains a public database of notifications regarding share holdings and voting rights of directors on its website. This database includes all notifications made by the current members of the Supervisory Board regarding their holdings of Common Shares and related voting rights. The database can be accessed through an Internet link on our website, www.qiagen.com.

THE SUPERVISORY BOARD AND THE MANAGING BOARD ACTING TOGETHER AT THE JOINT MEETING UNANIMOUSLY RECOMMEND THE (RE-)APPOINTMENT OF EACH PROPOSED NOMINEE TO THE SUPERVISORY BOARD AND THE MANAGING BOARD. EACH NOMINEE LISTED UNDER “A” IN THE NOMINATIONS ABOVE HAS BEEN PROPOSED FOR (RE-)APPOINTMENT. THE ACCOMPANYING PROXY WILL BE VOTED IN FAVOR THEREOF UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.

Explanatory Note to Item 10—Reappointment of Auditors

On May 6, 2011, the Supervisory Board approved a resolution to propose to the shareholders of the Company at the Annual General Meeting, and hereby does so propose, the reappointment of Ernst & Young Accountants to audit the financial statements of the Company for the fiscal year ending December 31, 2011. Ernst & Young Accountants audited the Company’s financial statements for Fiscal Year 2010.

THE SUPERVISORY BOARD AND THE MANAGING BOARD UNANIMOUSLY RECOMMEND A VOTE FOR THIS ITEM. THE ACCOMPANYING PROXY WILL BE VOTED IN FAVOR THEREOF UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.

Explanatory Note to Item 11—Extension of Certain Powers of the Managing Board

Pursuant to Article 6 of the Company’s Articles of Association, the Managing Board shall have the power to acquire shares in the Company’s own share capital, if and in so far as the Managing Board has been designated by the General Meeting of Shareholders for this purpose. The grant of such power to the Managing Board is typical for Dutch companies, and its approval is commonly included by such companies on the agenda for annual general meetings.

On June 30, 2010, the Managing Board was authorized at the Annual General Meeting to exercise the powers set forth in the above paragraph, without limitation against a price between one Euro cent (Euro 0.01) and one hundred and ten percent (110%) of the average closing price of the Common Shares on the NASDAQ Global Select Market for the five trading days prior to the day of purchase or, with respect to preference and finance preference shares, against a price between one Euro cent (Euro 0.01) and three times the issuance price. This authorization is valid up to and including December 30, 2011. At the 2011 Annual General Meeting, the shareholders are being asked to extend this authorization up to and including December 30, 2012.

The purpose of this proposal is to give the Managing Board, subject to approval of the Supervisory Board, the flexibility, for a period of 18 months from the date of the 2011 Annual General Meeting, or until December 30, 2012, to acquire shares in the Company’s own share capital for general corporate purposes. The shares may be acquired through the stock markets or otherwise, against a price between one Euro cent (Euro 0.01) and one hundred and ten percent (110%) of the average closing price of the Common Shares on the NASDAQ Global Select Market for the five trading days prior to the day of purchase or, with respect to preference and finance preference shares, against a price between one Euro cent (Euro 0.01) and three times the issuance price. The power to repurchase shares provides the Managing Board with flexibility and allows the Managing Board to return capital to the Company’s shareholders by repurchasing shares. In addition to being a means to return value to shareholders, repurchases of shares in a company’s own share capital could be used to streamline its investor base, demonstrate a commitment to the business and confidence in the long-term growth of a company, provide increased liquidity for investors and cover obligations under the Company’s share-based compensation plans.

This proposal is made in accordance with the Company’s Articles of Association and the provisions of Section 2:98 of the Dutch Civil Code. The Company’s Articles of Association and the Dutch Civil Code allow for the authorization of the Managing Board to purchase a number of shares equal to up to 50% of the Company’s issued share capital on the date of acquisition. However, we are asking our shareholders to authorize the Managing Board to acquire the number of shares up to a maximum of 10% of the Company’s issued share capital on the date of acquisition, and provided that the Company or any subsidiary of the Company shall not hold more than 10% of the Company’s issued share capital at any time.

THE SUPERVISORY BOARD AND THE MANAGING BOARD UNANIMOUSLY RECOMMEND A VOTE FOR THIS ITEM. THE ACCOMPANYING PROXY WILL BE VOTED IN FAVOR THEREOF UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.

Explanatory Note to Item 12—Amendment to the Articles of Association to Comply with Recent Changes in Dutch Corporate Law

A proposal by the Supervisory Board to amend the Company’s Articles of Association is being submitted to our shareholders. We propose to adopt an amendment to the Articles of Association in substantially the form attached hereto as Appendix I. We also propose to authorize all lawyers of De Brauw Blackstone Westbroek, and each of them acting singly, to effectuate such amendment of the Articles of Association and to apply for Dutch regularly approval.

The Articles of Association are being amended mainly due to recent changes in Dutch corporate law, following the implementation of a bill on shareholders rights. Such changes include, among others, setting a record date for determination of shareholders entitled to participate in and vote at a shareholder meeting and providing notice of a shareholder meeting at least 42 days prior to the date of such meeting.

For further information on the proposed amendment to the Articles of Association, please refer to the text of the proposed amendment and the explanatory notes thereto. Under the Articles of Association of the Company and Dutch law, copies of the text of the proposed amendment and the explanatory notes thereto will be available for inspection free of charge by shareholders and other persons entitled to attend the Annual General Meeting at the offices of the Company at Spoorstraat 50, 5911 KJ Venlo, The Netherlands, and at the offices of American Stock Transfer and Trust Company at 6201 15th Avenue, Brooklyn, New York 11219, United States of America, as well as on the Company’s website, www.qiagen.com, until the close of the Annual General Meeting.

THE SUPERVISORY BOARD AND THE MANAGING BOARD UNANIMOUSLY RECOMMEND A VOTE FOR THIS ITEM. THE ACCOMPANYING PROXY WILL BE VOTED IN FAVOR THEREOF UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.

COMMITTEES OF THE SUPERVISORY BOARD, MEETINGS AND

SHAREHOLDER COMMUNICATIONS TO THE BOARD

Meeting Attendance. During Fiscal Year 2010, there were six (6) meetings of the Supervisory Board, and the various committees of the Supervisory Board met a total of twenty-two (22) times. No supervisory director attended fewer than 75% of the total number of meetings of the Supervisory Board and of committees of the Supervisory Board on which he served during Fiscal Year 2010. The Board has adopted a policy under which the Chairman of the Supervisory Board and all members of the Managing Board attend each Annual General Meeting of shareholders, and all other members of the Supervisory Board are encouraged to attend each Annual General Meeting.

Committees of the Supervisory Board. The Supervisory Board has established an Audit Committee, a Compensation Committee and a Selection and Appointment Committee, which are comprised of the following members:

Name of Supervisory Director	Independent	Member of Audit Committee	Member of Compensation Committee	Member of Selection and Appointment Committee
Prof. Dr. Detlev Riesner	✓			✓ (Chairman)

Dr. Werner Brandt	✓	✓ (Chairman)

Erik Hornnaess	✓	✓	✓ (Chairman)	✓

Prof. Dr. Manfred Karobath	✓		✓

Heino von Prondzynski	✓	✓

We believe that all of our Supervisory Directors, except for Dr. Metin Colpan, meet the independence requirements set forth in the NASDAQ Stock Market rules. Pursuant to the NASDAQ rules, a majority of the Supervisory Directors must qualify as independent, as defined in the rules. In addition, pursuant to the Dutch Corporate Governance Code, no more than one Supervisory Director could fail to qualify as independent, as defined in the Code. Presently, Dr. Colpan is not considered to be independent due to his consulting arrangement with the Company under which Dr. Colpan continues to provide scientific advisory services to the Company. Dr. Colpan does not serve on any committees of the Supervisory Board.

Audit Committee. The Audit Committee, which met seven (7) times in Fiscal Year 2010, operates pursuant to a charter approved by the Supervisory Board and available online at www.qiagen.com. The Audit Committee consists of three members, Dr. Brandt (Chairman), Mr. Hornnaess and Mr. von Prondzynski, and meets at least quarterly. The Audit Committee members are appointed by the Supervisory Board and serve for a term of one year. We believe that all members of our Audit Committee meet the independence requirements as set forth in Rule 10A-3 of the Securities Exchange Act of 1934, as amended, and the NASDAQ rules. The Audit Committee reviews major financial risk exposures, pre-approves related-party transactions, and reviews any legal matter that could have a significant impact on the Company’s financial statements. Further, the Audit Committee is responsible for establishing complaint procedures, including those for confidential, anonymous submission by employees of concerns regarding the receipt, retention and treatment of complaints received regarding accounting, internal accounting controls, or auditing matters. The Audit Committee is also responsible together with the Managing Board for the proposal of the independent registered public accounting firm to the Supervisory Board, which proposes the appointment of the independent registered public accounting firm to the General Meeting of Shareholders. The independent registered public accounting firm audits the consolidated financial statements and certain local books and records of QIAGEN and its subsidiaries, and the Audit Committee is further responsible for pre-approving the fees for such services. Additionally, the Audit Committee reviews the performance of the independent registered public accounting firm with management, discussing on a quarterly basis the scope and results of the reviews and audits with the independent registered public accounting firm; discusses our financial accounting and reporting principles and policies and the adequacy of our internal accounting, financial and operating controls and procedures with the independent registered public accounting firm and management; considers and approves any recommendations regarding changes to our accounting policies and processes; reviews with management and the independent registered public accounting firm our quarterly earnings reports prior to their release to the press; and reviews the quarterly and annual reports (reported on Forms 6-K and 20-F) to be furnished to or filed with the Securities and Exchange Commission and the Deutsche Boerse. The Board has designated Dr. Brandt as an “audit committee financial expert” as that term is defined in the United States Securities and Exchange Commission rules adopted pursuant to the Sarbanes-Oxley Act of 2002.

Compensation Committee. The Compensation Committee, which met twelve (12) times in Fiscal Year 2010, operates pursuant to a charter approved by the Supervisory Board and available online at www.qiagen.com. The Compensation Committee consists of two members, Mr. Erik Hornnaess (Chairman) and Prof. Dr. Manfred Karobath. Members are appointed by the Supervisory Board and serve for a term of one year. We believe that all of the members of the Compensation Committee meet the independence requirements set forth in the NASDAQ rules. The Compensation Committee reviews and approves all equity-based compensation, reviews and approves the annual salaries, bonuses and other benefits of executive officers, and reviews general policies relating to employee compensation and benefits.

Selection and Appointment Committee. The Selection and Appointment Committee, which met three (3) times in Fiscal Year 2010, operates pursuant to a charter approved by the Supervisory Board and available online at www.qiagen.com. The current members of the Selection and Appointment Committee are Prof. Dr. Detlev H. Riesner (Chairman) and Mr. Erik Hornnaess. Members are appointed by the Supervisory Board and serve for a term of one year. The Selection and Appointment Committee prepares the selection criteria and appointment procedures for members of our Supervisory Board and Managing Board, periodically evaluates the scope and composition of the Managing Board and Supervisory Board and proposes the profile of the Supervisory Board in relation thereto. Additionally, the Committee periodically evaluates the functioning of individual members of the Managing Board and Supervisory Board and reports the results thereof to the Supervisory Board and proposes the (re-)appointments of members of our Managing Board and Supervisory Board. The Committee prepares and submits to the Supervisory Board on an annual basis a report of its deliberations and findings.

Shareholder Communications to the Board. Generally, shareholders who have questions or concerns should contact our Investor Relations department at +49-2103-29-11709. However, any shareholders who wish to address questions regarding our business directly with the Supervisory Board, or any individual Supervisory Director, should direct questions in writing to the Chairman of the Board, Prof. Dr. Detlev Riesner, at QIAGEN N.V., Spoorstraat 50, 5911 KJ Venlo, The Netherlands.

ADDITIONAL INFORMATION REGARDING COMPENSATION OF MANAGING DIRECTORS

The objective of QIAGEN’s remuneration policy is to achieve a total remuneration level, both short-term and long-term, that is comparable with levels provided by other European and United States companies of similar size and complexity in a similar industry. The level and structure of remuneration was determined in light of, among other things, the business and financial results, strategic position, share price performance and other developments relevant to QIAGEN. Independent external compensation surveys have been taken into account in determining the appropriate remuneration levels for the members of the Managing Board. Further, the Supervisory Board analyzed potential outcomes of the variable components of remuneration of the members of the Managing Board and considered the effect of these components on the total remuneration of the members of the Managing Board.

Compensation of the members of the Managing Board was within the compensation ranges set forth in the remuneration policy adopted by the General Meeting of Shareholders in 2005 and consisted of a fixed salary and other variable components. Variable compensation included one-time and annual payments linked to business performance (bonuses), as well as long-term incentives containing risk elements, such as stock options or other equity-based compensation, as well as pension plans. The variable part of the compensation was designed to strengthen the Managing Board members’ commitment to QIAGEN’s objectives.

To ensure overall competitiveness of the remuneration provided to the Managing Board, the Compensation Committee assessed the remuneration levels of the Managing Board members against those at other companies of similar size and complexity in similar industries (biotechnology, life sciences supplies, diagnostics and pharmaceuticals) in Europe and the United States, and German companies listed on the MDAX and TecDAX.

Each annual bonus was determined in accordance with QIAGEN’s global bonus scheme, which is applicable to management and certain employees of QIAGEN and its affiliates. Each bonus award was based on overall financial goals of QIAGEN, the individual performance of each Managing Board member and the performance of the department the respective Managing Board member is responsible for. Financial targets were based on net sales and operating income, adjusted for the impact of transactions, such as acquisitions. These targets were agreed upon by the Supervisory Board. Due to commercial and competitive considerations, QIAGEN does not publish the agreed upon targets. Bonus payments made to the members of the Managing Board are set forth in the first table below.

Members of the Managing Board are eligible to participate in a defined contribution benefit plan. They may also benefit from other non-cash compensation or benefit in kind. A typical example of such non-cash compensation is the use of a Company-owned car.

All members of the Managing Board participated in the defined contribution benefit plan, which is financed by conversion of the Managing Directors’ salaries and the employer’s contribution. Generally, each plan participant is entitled to a one-time pension payment upon retirement after his 65th birthday. In the event of death prior to the age of 65, the invested funds are disbursed to the Managing Director’s heirs. In the event that the Managing Director’s service is terminated prior to his 65th birthday, the employee-financed part of the pension expectancy is paid out to the employee, and the employer-financed part is due to the employee only if the termination occurs after the fifth anniversary of the Managing Director’s participation in the defined contribution benefit plan. The amount of the 2010 contribution to the defined contribution benefit plan for each Managing Director is set forth in the second table below.

Equity-based compensation for each Managing Director is detailed in the second and third tables below. In addition to non-qualified stock options, our Amended and Restated 2005 Stock Plan provides for grants of other equity-based awards, including incentive stock options, stock grants and restricted stock units. In 2010, members of the Managing Board were granted stock options to purchase 188,124 Common Shares and 550,036 restricted stock units, in the aggregate. Awards to each Managing Director are set forth in the second table below.

The employment agreements between the Company and the Managing Board members have an indefinite term, but can be terminated by the Company with six months’ notice and by the Managing Directors with three months’ notice. All members of the Managing Board have additional employment agreements with QIAGEN affiliates with terms of employment ranging from 24 to 36 months. There are no arrangements for early retirement of the Managing Board members. In the event of a sale of the Company or a transfer of all or substantially all of the Company’s assets or business to an acquirer in one or several transactions, including a merger, consolidation or a transfer of shares to a third party, each member of the Managing Board shall be entitled to receive a change of control bonus payment commensurate to a multiple of his then-current annual salary, including annual bonus, paid by the Company and QIAGEN affiliates in accordance with applicable employment agreements.

Year ended December 31, 2010	Annual Compensation
Name	Fixed Salary	Variable Cash Bonus	Other (1)	Total

Peer M. Schatz	$1,219,000	$502,000	$1,000	$1,722,000

Roland Sackers	$522,000	$179,000	$43,000	$744,000

Dr. Joachim Schorr	$341,000	$124,000	$23,000	$488,000

Bernd Uder	$345,000	$134,000	$14,000	$493,000

(1)	Amounts include, among others, inventor bonus and relocation costs. We also occasionally reimburse our Managing Directors’ personal expenses related to attending out-of-town meetings but not directly related to their attendance. The value of such reimbursed personal expenses is reported above as “other.” Amounts do not include the reimbursement of certain expenses relating to travel incurred at the request of QIAGEN, other reimbursements or payments that in total did not exceed $10,000 or tax amounts paid by the Company to tax authorities in order to avoid double-taxation under multi-tax jurisdiction employment agreements.

Managing Board members also receive a variable compensation component, in the form of equity-based awards. Stock options granted to the Managing Board members must have an exercise price that is higher than the market price of the Company’s Common Shares on the date of grant. During 2010, members of the Managing Board were granted stock options to purchase 188,124 Common Shares and 550,036 restricted stock units, in the aggregate.

Year ended December 31, 2010	Long-Term Compensation
Name	Defined Contribution Benefit Plan	Stock Options	Restricted Stock Units

Peer M. Schatz	$86,000	120,903	339,470

Roland Sackers	$89,000	39,564	106,179

Dr. Joachim Schorr	$33,000	18,665	50,091

Bernd Uder	$54,000	8,992	54,296

The following table sets forth the vested and unvested stock options and stock awards of our Managing Directors as of January 24, 2011:

Name	Total Vested Options	Total Unvested Options	Expiration Dates	Exercise Prices	Total Unvested Stock Awards

Peer M. Schatz	2,424,009	236,955	3/2011 to 2/2020	$4.590 to $22.430	1,182,900

Roland Sackers	62,425	77,521	3/2011 to 2/2020	$16.340 to $22.430	377,885

Dr. Joachim Schorr	109,091	36,731	10/2011 to 2/2020	$12.546 to $22.430	180,054

Bernd Uder	53,474	26,176	3/2011 to 2/2020	$16.340 to $22.430	179,658

APPENDIX I

DRAFT

DEED OF AMENDMENT OF THE ARTICLES OF ASSOCIATION

QIAGEN N.V.

DE BRAUW

BLACKSTONE

WESTBROEK

On [•] two thousand and eleven appears before me, Professor Martin van Olffen, notaris (civil-law notary) practicing in Amsterdam:

[•]

The person appearing declares that on [•] two thousand and eleven the general meeting of shareholders of QIAGEN N.V., a public limited company, with corporate seat in Venlo, the Netherlands, and address at: 5911 KJ Venlo, Spoorstraat 50, number N.V. 560.236, number Trade Register 12036979, resolved to amend the articles of association of this company and to authorize the person appearing to execute this deed.

Pursuant to those resolutions the person appearing declares that [s]he amends the company’s articles of association as follows:

I.	Article 18 paragraph 3 shall read as follows:

18.3.	The managing board may adopt resolutions without holding a meeting, provided such resolutions are adopted in writing or by legible and reproducible electronic communications and no managing director has objected to this method of adoption of a resolution.

(Explanation: Due to the implementation of the Act on electronic communication devices the managing board may also adopt resolutions by electronic means.)

II.	Article 25 paragraph 1 shall read as follows:

25.1.	Resolutions of the supervisory board shall be validly adopted, if adopted by simple majority of votes in a meeting at which the majority of the supervisory directors is present or represented. Each supervisory director has the right to cast one vote. In case of absence, a supervisory director may issue a proxy, however, only to another supervisory director. The supervisory board may also adopt resolutions without holding a meeting, provided such resolutions are adopted in writing or by legible and reproducible electronic communications and no supervisory director has objected to this method of adoption of a resolution.

(Explanation: Due to the implementation of the Act on electronic communication devices the supervisory board may also adopt resolutions by electronic means.)

III.	Article 26 paragraph 4 shall read as follows:

26.4.	The Joint Meeting may adopt its resolutions without holding a meeting, provided that such resolutions are adopted in writing or by legible and reproducible electronic communications and no member of the Joint Meeting has objected to this method of adoption of a resolution.

(Explanation: Due to the implementation of the Act on electronic communication the Joint Meeting may also adopt resolutions by electronic means.)

IV.	Article 30 paragraph 2 shall read as follows:

30.2.	The notice convening a general meeting shall be given in such manner as shall be authorized by law including but not limited to an announcement published by electronic means.

(Explanation: Following the implementation of the EU Directive on Shareholders’ rights, the convocation of shareholders of listed companies no longer requires a publication in a newspaper in the Netherlands. It will be sufficient if the notice is posted on the website of a listed company.)

V.	Article 31 paragraph 1 shall read as follows:

31.1.	The notice convening a general meeting shall be given with due observance of the statutory notice period. The notice shall contain the agenda and other meeting materials as required by applicable law or these articles of association.

(Explanation: As a consequence of the implementation of the EU Directive on Shareholders’ rights in the laws of the Netherlands the notice period for a shareholders’ meeting of a listed company has been extended to at least 42 days before the date of the meeting. For the purposes of safeguarding flexibility a reference has been added to the law.)

VI.	Article 31 paragraph 2 shall read as follows:

31.2.	The agenda shall contain such subjects to be considered at the meeting as the person(s) convening the meeting or requesting the meeting pursuant to article 29, paragraph 1 shall decide.

Furthermore an item, which is requested in writing by one or more shareholders, who are entitled thereto pursuant to the law, shall be included in the agenda and announced in the same manner, provided such request is made in writing or by legible and reproducible electronic communications in the form of a reasoned request or a proposal for a resolution to the supervisory board and the managing board, and such request is received no later than on the sixtieth day prior to the day of the meeting.

The agenda shall further specify that resolutions regarding such subjects can only be validly adopted in accordance with article 43, paragraph 1. No valid resolutions can be adopted at a general meeting of shareholders in respect of subjects which are not mentioned in the agenda.

(Explanation: Due to the implementation of the EU Directive on Shareholders’ rights, the request to place an item on the agenda should be reasoned. Moreover, the ground for refusal because of compelling reasons for the company has been deleted from the law.)

VII.	A new paragraph 2 shall be added to article 33, which paragraph shall read as follows:

33.2.	The managing board may decide that the business transacted at a shareholders’ meeting can be monitored by electronic means of communication.

(Explanation: This paragraph shall be added in respect of the implementation of the Act on electronic communication devices.)

2

VIII.	A new paragraph 3 shall be added to article 33, which paragraph shall read as follows:

33.3.	The managing board may decide that each person entitled to attend general meetings (and vote thereat) may, either in person or by written proxy, vote at that meeting and/or participate in that meeting by electronic means of communication, provided that such person can be identified through the electronic means of communication and that such person can directly monitor the business transacted at the general meeting concerned. The managing board may attach conditions to the use of the electronic means of communication, provided these conditions are reasonable and necessary for the identification of such person and for the reliability and safety of the communication. Those conditions shall be made public at the convocation of the general meeting and shall be posted on the company’s website.

(Explanation: This paragraph shall be added in respect of the implementation of the Act on electronic communication devices.)

IX.	A new paragraph 4 shall be added to article 33, which paragraph shall read as follows:

33.4.	Persons entitled to attend the general meeting are those who at the record date have these rights and have been registered as such in a register designated by the managing board for that purpose, regardless of who would have been entitled to attend the general meeting if no record date would apply. The record date shall be on such date prior to the day of the general meeting as prescribed by law. The convocation notice for the meeting shall state the record date and the manner in which the persons entitled to attend the general meeting may register and exercise their rights.

(Explanation: Due to the implementation of the EU Directive on Shareholders’ rights a voting and participation record date is mandatory for listed companies and fixed on the 28th day before the day of the meeting, irrespective of who holds the shares on the day of the shareholders’ meeting. For the purposes of safeguarding flexibility a reference has been added to the law.)

X.	Article 33 paragraphs 2 and 3 shall be renumbered as paragraphs 5 and 6.

The required ministerial declaration of no-objection was granted on [•] two thousand and eleven, number N.V. 560.236.

The ministerial declaration of no-objection and a document in evidence of the resolutions, referred to in the head of this deed, are attached to this deed.

In witness whereof the original of this deed which will be retained by me, notaris, is executed in Amsterdam, on the date first mentioned in the head of this deed.

Having conveyed the substance of the deed and given an explanation thereto and following the statement of the person appearing that [s]he has taken note of the contents of the deed and agrees with the partial reading thereof, this deed is signed, immediately after reading those parts of the deed which the law requires to be read, by the person appearing, who is known to me, notaris, and by myself, notaris.

3

ATTENDANCE FORM TO: QIAGEN	N.V.

                                                       c/o American Stock Transfer and Trust Company

                                                       6201 15th Avenue

                                                       Brooklyn, New York 11219

QIAGEN N.V.

Annual General Meeting of Shareholders

June 30, 2011

The undersigned, holder of                          registered shares (with share certificate number                  through                 ) of QIAGEN N.V. (the “Company”), hereby notifies the Company that he/she/it wishes to attend and to exercise his/her/its shareholder rights at the Annual General Meeting of Shareholders of the Company to be held on Thursday, June 30, 2011 at 10:30 a.m., local time, at ‘T Raodhoes, Antoniusplein 2, 5921 GV Venlo-Blerick, The Netherlands, and requests that the Company add his/her/its name to the admission list for the Annual General Meeting.

The undersigned registered shareholder realizes that he/she/it can only exercise his/her/its shareholder rights for the shares registered in his/her/its name as of the close of business (New York time) on Thursday, June 2, 2011, the record date for the Annual General Meeting.

In witness whereof the undersigned has duly executed this form/caused this form to be duly executed by its authorized officers at                                          this              day of                             , 2011.

(Signature of registered shareholder)

(Signature of registered shareholder)

(Print full name of registered shareholder(s))

If the shares are held jointly, each registered holder must sign. Notification should be received no later than 5 p.m. (New York time) on June 23, 2011 at the offices of American Stock Transfer and Trust Company, 6201 15th Avenue, Brooklyn, New York 11219, United States of America.

0	¢

QIAGEN N.V.

Proxy for Annual General Meeting of Shareholders

to be held June 30, 2011

THIS PROXY IS SOLICITED ON BEHALF OF

THE MANAGING BOARD AND SUPERVISORY BOARD

THE UNDERSIGNED hereby appoints an independent attorney, Mr. Thomas Dörmer of Linklaters LLP, and each attorney employed by Linklaters LLP, or either of them individually and each of them with full power of substitution, as proxies to vote for and on behalf of the undersigned at the Annual General Meeting of Shareholders of QIAGEN N.V. (the “Company”) to be held on Thursday, June 30, 2011 at 10:30 a.m., local time, at ‘T Raodhoes, Antoniusplein 2, 5921 GV Venlo-Blerick, The Netherlands, upon and with respect to all of the Common Shares of the Company to which the undersigned would be entitled to vote and act if personally present. The undersigned hereby directs the proxies to vote in accordance with their judgment on any matters which may properly come before the meeting, all as indicated in the Notice of the meeting, receipt of which is hereby acknowledged, and to act on the following voting matters set forth in such Notice as specified by the undersigned.

If no direction is given, this proxy will be voted FOR election of the Managing Directors and Supervisory Directors and FOR Proposals 1, 2, 3, 6, 7 and 8.

(Continued and to be signed on the reverse side.)

¢	14475	¢

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

QIAGEN N.V.

June 30, 2011

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:

The Notice of Meeting, Proxy Statement, 2010 Annual Report

and copies of other documentation related to the Annual General Meeting are available at www.qiagen.com/agm2011

Please mark, sign, date and

mail your proxy card in the

envelope provided as soon

as possible.

The proxy card must be

received no later than 5 p.m.

(New York Time) on June 27,

2011 for your vote to count.

i Please detach along perforated line and mail in the envelope provided. i

■

PLEASE MARK, SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

		FOR	AGAINST	ABSTAIN			FOR	AGAINST	ABSTAIN
1.	Proposal to adopt the Annual Accounts for the year ended December 31, 2010 (“Fiscal Year 2010”).	☐	☐	☐		f. Prof. Dr. Manfred Karobath	☐	☐	☐
2.	Proposal to discharge from liability the Managing Directors for the performance of their duties during Fiscal Year 2010.	☐	☐	☐		g. Mr. Heino von Prondzynski	☐	☐	☐
3.	Proposal to discharge from liability the Supervisory Directors for the performance of their duties during Fiscal Year 2010.	☐	☐	☐		h. Ms. Elizabeth E. Tallett	☐	☐	☐
4.	(Re-)appointment of the Supervisory Directors for a term ending on the date of the Annual General Meeting in 2012.				5.	Reappointment of the Managing Directors for a term ending on the date of the Annual General Meeting in 2012.
	a. Prof. Dr. Detlev Riesner	☐	☐	☐		a. Mr. Peer Schatz	☐	☐	☐
	b. Dr. Werner Brandt	☐	☐	☐		b. Mr. Roland Sackers	☐	☐	☐
	c. Dr. Metin Colpan	☐	☐	☐		c. Dr. Joachim Schorr	☐	☐	☐
	d. Mr. Erik Hornnaess	☐	☐	☐		d. Mr. Bernd Uder	☐	☐	☐
	e. Dr. Vera Kallmeyer	☐	☐	☐	6.	Proposal to reappoint Ernst & Young Accountants as auditors of the Company for the fiscal year ending December 31, 2011.	☐	☐	☐
					7.	Proposal to authorize the Managing Board, until December 30, 2012, to acquire shares in the Company’s own share capital.	☐	☐	☐
					8.	Proposal to amend the Articles of Association of the Company to comply with recent changes in Dutch corporate law.	☐	☐	☐
THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED FOR AND IN FAVOR OF THE PROPOSALS SET FORTH HEREIN UNLESS A CONTRARY SPECIFICATION IS MADE.
To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.				☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note: ■	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the person named on the stock certificate has died, please submit evidence of your authority. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by an authorized person.	■

Voting Results of the 2011 Annual General Meeting of Shareholders

QIAGEN’s 2011 Annual General Meeting of Shareholders (the “Annual Meeting”) was held on June 30, 2011. The following actions were taken at the Annual Meeting:

1.	Proposal to adopt the Annual Accounts of QIAGEN N.V. (the “Company”) for the year ended December 31, 2010 (“Fiscal Year 2010”) was approved by a vote of 121,749,299 “for” versus 6,065 “against.” There were 22,019 abstentions.

2.	Proposal to discharge from liability the Managing Directors for the performance of their duties during Fiscal Year 2010 was approved by a vote of 120,991,562 “for” versus 761,339 “against.” There were 24,482 abstentions.

3.	Proposal to discharge from liability the Supervisory Directors for the performance of their duties during Fiscal Year 2010 was approved by a vote of 120,989,183 “for” versus 762,307 “against.” There were 25,893 abstentions.

4.	a. Proposal to reappoint Prof. Dr. Detlev Riesner as a Supervisory Director of the Company for a term ending on the date of the Annual General Meeting in 2012 was approved by a vote of 108,857,391 “for” versus 8,482,558 “against.” There were 4,437,434 abstentions.

b. Proposal to reappoint Dr. Werner Brandt as a Supervisory Director of the Company for a term ending on the date of the Annual General Meeting in 2012 was approved by a vote of 113,890,137 “for” versus 7,875,518 “against.” There were 11,728 abstentions.

c. Proposal to reappoint Dr. Metin Colpan as a Supervisory Director of the Company for a term ending on the date of the Annual General Meeting in 2012 was approved by a vote of 103,154,834 “for” versus 14,187,231 “against.” There were 4,435,318 abstentions.

d. Proposal to reappoint Mr. Erik Hornnaess as a Supervisory Director of the Company for a term ending on the date of the Annual General Meeting in 2012 was approved by a vote of 109,903,948 “for” versus 11,861,612 “against.” There were 11,823 abstentions.

e. Proposal to appoint Dr. Vera Kallmeyer as a Supervisory Director of the Company for a term ending on the date of the Annual General Meeting in 2012 was approved by a vote of 121,708,803 “for” versus 56,195 “against.” There were 12,385 abstentions.

f. Proposal to reappoint Prof. Dr. Manfred Karobath as a Supervisory Director of the Company for a term ending on the date of the Annual General Meeting in 2012 was approved by a vote of 121,683,773 “for” versus 79,822 “against.” There were 13,788 abstentions.

g. Proposal to reappoint Mr. Heino von Prondzynski as a Supervisory Director of the Company for a term ending on the date of the Annual General Meeting in 2012 was approved by a vote of 121,698,971 “for” versus 64,464 “against.” There were 13,948 abstentions.

h. Proposal to appoint Ms. Elizabeth Tallett as a Supervisory Director of the Company for a term ending on the date of the Annual General Meeting in 2012 was approved by a vote of 116,958,707 “for” versus 383,844 “against.” There were 4,434,832 abstentions.

5.	a. Proposal to reappoint Mr. Peer Schatz as a Managing Director of the Company for a term ending on the date of the Annual General Meeting in 2012 was approved by a vote of 121,750,925 “for” versus 14,219 “against.” There were 12,239 abstentions.

b. Proposal to reappoint Mr. Roland Sackers as a Managing Director of the Company for a term ending on the date of the Annual General Meeting in 2012 was approved by a vote of 121,743,498 “for” versus 21,700 “against.” There were 12,185 abstentions.

c. Proposal to reappoint Dr. Joachim Schorr as a Managing Director of the Company for a term ending on the date of the Annual General Meeting in 2012 was approved by a vote of 121,753,580 “for” versus 12,860 “against.” There were 10,943 abstentions.

d. Proposal to reappoint Mr. Bernd Uder as a Managing Director of the Company for a term ending on the date of the Annual General Meeting in 2012 was approved by a vote of 121,747,439 “for” versus 19,202 “against.” There were 10,742 abstentions.

6.	Proposal to reappoint Ernst & Young Accountants as auditors of the Company for the fiscal year ending December 31, 2011 was approved by a vote of 120,171,234 “for” versus 1,602,536 “against.” There were 3,613 abstentions.

7.	Proposal to authorize the Managing Board to acquire shares in the Company’s own share capital until December 30, 2012 was approved by a vote of 121,400,972 “for” versus 367,573 “against.” There were 8,838 abstentions.

8.	Proposal to amend the Articles of Association of the Company to comply with recent changes in Dutch corporate law was approved by a vote of 121,755,047 “for” versus 14,567 “against.” There were 7,769 abstentions.

Annual Report 2010

Making improvements
in life possible

QIAGEN®

Sample & Assay Technologies

Key figures

QIAGEN KEY FIGURES 2010

As of December 31

$1,000 except per share data Results	2010	2009	2008	2007	2006
Net sales	1,087,431	1,009,825	892,975	649,774	465,778
Operating income	188,537	180,205	145,662	83,133	100,601
Net income	144,311	137,767	89,033	50,122	70,539
Basic earnings per share	0.62	0.67	0.45	0.30	0.47
Diluted earnings per share (EPS) [1]	0.60	0.64	0.44	0.28	0.46
Number of shares
Weighted average number of common chares used to compute basic net income per common share	232,635	206,928	196,804	168,457	149,504

Weighted average number of common shares used to compute diluted net income per common share	240,483	213,612	204,259	175,959	153,517

Cash flow
Cash flow from operations	250,752	216,995	172,998	84,811	101,479
Capital expenditures for property, plant and equipment	79,667	52,179	39,448	34,492	28,995
Free cash flow
(Cash flow from operations less capital expenditures)	171,085	164,816	133,550	50,319	72,484
Cash EPS
(Cash flow from operations / weighted average number of diluted shares)	0.71	0.77	0.65	0.29	0.47
Balance sheet
Total assets	3,913,995	3,796,464	2,885,323	2,775,174	1,212,012
Cash and cash equivalents	828,407	825,557	333,313	347,320	430,357
Total long-term liabilities, including current portion	1,125,070	1,183,182	1,197,088	1,220,084	536,738

Total shareholders’ equity	2,476,353	2,291,169	1,453,844	1,391,575	566,165

[1]	2010 results reflect capital increase in 2009 and corresponding change in number of shares outstanding.

NET SALES	ADJUSTED NET INCOME	ADJUSTED DILUTED EARNINGS PER SHARE

	Excluding acquisition, business integration and related charges as well as amortization of acquired IP and equity-based compensation (SFAS 123R) of $14.8 million in 2006, $61.4 million in 2007, $74.3 million in 2008, $61.8 million in 2009, and $78.4 million in 2010.	Excluding acquisition, business integration and related charges as well as amortization of acquired IP and equity-based compensation (SFAS 123R) of $0.10 in 2006, $0.35 in 2007, $0.36 in 2008, $0.29 in 2009, and $0.33 in 2010.

$1,000	$1,000	$ per share

CAGR – Compound annual growth rate

QIAGEN at a glance

CUSTOMER WORKFLOW

BIOLOGICAL SAMPLE			VALUABLE MOLECULAR INFORMATION

	Extraction, isolation and purification of the molecules of life – DNA, RNA and proteins – in reliable, standardized processes.	Wide range of tailor-made applications to make molecular information from biological samples visible and available for interpretation.

PRODUCT CATEGORIES

Consumable products (85% of sales) are specialized kits that contain all necessary materials to support the use of sample and / or assay technologies.	Instruments (15% of sales) are used with consumables, even enabling customers to fully automate processes from the preparation of clinical samples to delivery of valuable results.

CUSTOMER CLASSES

Molecular Diagnostics (47% of net sales)

Physicians, hospitals and healthcare providers use QIAGEN technologies to save lives and fight disease. Our products support disease prevention such as screening women for risk of cervical cancer; profiling of patients to pinpoint many infectious diseases; personalized healthcare to guide treatment decisions; and point of need testing to provide on-site diagnosis.

Applied Testing (6% of net sales)

Professionals in fields such as human identification and forensics, food testing and veterinary medicine use QIAGEN technologies in commercial applications beyond human healthcare. Our products are helping to solve crimes, secure food supplies and detect potentially devastating livestock diseases.

Pharma (21% of net sales)

Scientists in the pharmaceutical and biotechnology industries look to QIAGEN to advance gene-based drug discovery and development, supporting the creation of new medical breakthroughs.

Academia (26% of net sales)

Researchers at life science laboratories around the world depend on QIAGEN to advance our understanding of the molecular basis of life. Customers include universities and research institutes.

Our mission

As the innovative market and technology leader, QIAGEN creates Sample & Assay Technologies that enable access to valuable molecular information from any biological sample.

Our mission is to enable our customers to achieve outstanding success and breakthroughs in life sciences, applied testing, pharma and molecular diagnostics. We thereby make improvements in life possible.

Our commitment to the markets, customers and patients we serve drives our innovation and leadership in all areas where our Sample & Assay Technologies are required.

The exceptional talent, skill and passion of our employees are key to QIAGEN's excellence, success and value.

KEY FIGURES | QIAGEN AT A GLANCE

Dramatic advances have created breakthroughs in understanding the building blocks of life – DNA, RNA and proteins.

Our Sample & Assay Technologies enable our customers to capitalize on this potential.

We help healthcare providers diagnose diseases more precisely and make better treatment decisions. Enable scientists to explore the building blocks of life. Support researchers in developing new drugs. Equip professionals with advanced technologies for human identification, veterinary testing and food safety.

As a proven innovation leader, QIAGEN is committed to continue translating opportunities into significant value. And fulfilling our mission of making improvements in life possible.

Content

OVERVIEW —

Interview with CEO Peer M. Schatz	04

The Executive Committee	10

Common Shares	12

QIAGEN IN 2010 —

Making Improvements in Life Possible	20

MANAGEMENT REPORT —

Business and Operating Environment	42

Performance Review	54

Human Resources	62

Sustainability	63

Future Perspectives	65

In addition to this Annual Report, QIAGEN has filed a Form 20-F with the U.S. Securities and Exchange Commission containing detailed information, including a review of QIAGEN’s operations, key markets and risks as well as a description of securities and a review of controls and procedures. A copy of the Form 20-F can be requested from QIAGEN or downloaded from the Investor Relations section of www.qiagen.com.

2	QIAGEN Annual Report 2010

QIAGEN IN 2010 Content

QIAGEN Annual Report 2010	3

Interview with CEO Peer M. Schatz

QIAGEN delivered solid results in a changing environment in 2010 and made significant progress in further expanding its strategic position. CEO Peer Schatz talks about advances made by QIAGEN, implications of the U.S. economy and how QIAGEN is leveraging its leadership in Sample & Assay Technologies to drive innovation and growth.

4	QIAGEN Annual Report 2010

OVERVIEW Interview

Mr. Schatz, what is your view of QIAGEN’s results in 2010?

We demonstrated that QIAGEN continues to expand in its core markets and deliver growth against the backdrop of a challenging year. Net sales grew 8 % at constant exchange rates (CER ) to $ 1.09 billion, and rose at a faster, for QIAGEN more typical, 12 % pace when the exceptional contributions of swine flu-related sales in 2009 are excluded. Our earnings grew at a solid pace, with adjusted net income rising 12 % CER to $ 222.7 million.

Although we did not meet the sales target set at the beginning of the year, which was due to difficult economic conditions in the U.S., we delivered improved results for 2010, made further progress on our operational efficiency and generated a record level of free cash flow. Most importantly, we made significant progress on our strategic initiatives.

What sort of strategic initiatives?

Everything we do is based on one fundamental principle: enabling our customers to transform raw biological samples into valuable molecular information. We are expanding within our four customer classes – Molecular Diagnostics, Applied Testing, Pharma and Academia. Our Molecular Diagnostics business, in particular, is creating value for healthcare systems and now represents about half of our sales. We are investing in R&D to strengthen our product portfolio. Another priority is to develop our capabilities in fast-growing geographic regions, which is reflected in our direct entry into India at the beginning of 2011. Operational excellence initiatives are also under way to make QIAGEN even more efficient and productive. And when you look at our high retention rates, we are seeing the benefits of our long-standing commitment to attracting and retaining highly talented employees. An outcome of these initiatives is that we launched more than 80 new products in 2010. We are executing well on our strategy to leverage our leadership position in Sample & Assay Technologies to drive innovation and growth.

Among new products, what were the highlights?

We had many highlights ranging from the launch of new food safety and human identification portfolios in Applied Testing to new real-time PCR assay panels in Pharma and Academia that cover entire disease and signaling pathways. However, the standout highlight of 2010 is clearly the launch of QIAsymphony RGQ, the latest expansion of our novel laboratory automation system. Since the launch in 2008 of the first module – QIAsymphony SP – we now have an installed base of more than 450 systems worldwide and plan to significantly increase this in 2011, putting QIAsymphony on track to become the most widely sold molecular technology processing instrument. The launch of QIAsymphony RGQ in late 2010 added the Rotor-Gene RGQ, a real-time PCR detection platform, to this highly versatile and robust platform. Feedback from our customers has been very positive.

What do you see as the longer-term implications for QIAGEN?

We see a very substantial opportunity and a chance to drive the dissemination of molecular diagnostics. In fact, due to the characteristics of this market segment, this could even exceed what we saw with immunoassays about 15 years ago and about 25 years ago in clinical chemistry.

So QIAsymphony may actually be more important for the future than some may have been anticipating?

QIAsymphony is a key foundation of our growth strategy and is critical to our initiatives to add molecular content to our systems. Up to the year 2000, we were focusing on our leadership in platform technologies. During the next five years, we integrated these platforms into complete workflows, and then from 2005 to 2010, we automated these workflows. Last year, we moved into a new strategic phase to expand our molecular content, and this is now being put into workflows and our automation platforms.

QIAGEN Annual Report 2010	5

How will QIAsymphony drive growth in Molecular Diagnostics?

In many ways, QIAsymphony is important to driving growth across all of our four customer classes. However, the most important contributions will come in Molecular Diagnostics, where we have created four pillars – Prevention, Profiling, Personalized Healthcare and Point of Need testing – to further target the specific needs of our customers using diagnostics in human healthcare.

What makes QIAsymphony so different compared to competitor products?

QIAsymphony can automate entire workflows, from the preparation of a biological sample to delivering clinically relevant results. At the same time, the system can handle an enormous range of sample types and processing routines. In addition, it can be flexed to accommodate significant throughput while still providing random access features that allow for very economical processing profiles, even at low testing volumes. And we are working to greatly expand the test menu. We continue to launch new assays for profiling diseases and for use in the emerging field of personalized healthcare. Just as important, this platform also accommodates all other PCR-based tests, including those developed by our customers. This is important since these laboratory-developed tests account for about 40 % of the global market volume. One way to consider the impact is to compare QIAsymphony with the introduction of Windows- based computers, how separate machines with very specific tasks were consolidated into one device. Another example is the iPad: a novel technology that allows customers to load various “apps,” or here we mean many molecular assay tests.

So then the agreement with Abbott in October 2010, where you gained rights in the U.S. and Canada to tests for HIV and HCV, is another example of how you will add “apps” to QIAsymphony?

Exactly. We want to offer the broadest menu possible, and in particular the most frequently conducted tests. We already offer the broadest range of molecular diagnostic tests in Europe and other markets, and we have now gained access to these two important tests for the U.S. and Canada. These two tests, along with our Personalized Healthcare tests, will be important to driving the adoption of QIAsymphony. Only about 10 % of hospital labs in the U.S. today are estimated to be using molecular diagnostics, so we want to provide a critical mass of tests to justify making this transition.

The same agreement will give Abbott access to the U.S. testing market for human papillomavirus (HPV). The digeneHPV test is the leader, but rival tests will soon be launched. How will this impact your business prospects?

The entry of competitors into the U.S. HPV market has always been part of our business plans. Although we have doubled the number of women receiving HPV tests in the U.S. since the acquisition of Digene in 2007, market penetration is now about 40%, so there is still significant room for expansion. Competitors signal that you are active in a healthy and attractive market, and new entrants will drive awareness among women of the benefits that HPV testing offers in terms of preventing cervical cancer, and this will benefit everyone. Although Europe is still a small market, we have faced several competitors there for a number of years, and we are the undisputed leader with more than 60 % market share. The reasons are clear: We have the best technology for identifying women at risk for this potentially deadly disease, and data backed by clinical tests done around the world.

6	QIAGEN Annual Report 2010

OVERVIEW Interview

“We demonstrated that QIAGEN continues to expand in its core markets and deliver growth.”

Peer M. Schatz, Chief Executive Officer

How has the economic slowdown in the U.S. impacted your HPV business, and what are the prospects for 2011?

Contrary to all expectations, the number of patients visiting doctors in the U.S. for HPV tests started to decline significantly in early 2010, with some estimates as high as 15% for the full year compared to 2009. In the U.S., rising unemployment rates mean that fewer people are covered by health insurance, as this is a benefit provided by employers. In addition, economic challenges prompt people to save on co-payments required for such visits. On the other hand, the underlying fundamentals are still very positive. We continue to see success from our initiatives to convert physicians to using HPV tests: The use of these tests is included in national treatment guidelines and is reimbursed by insurance providers. And in these challenging economic conditions, although fewer women in the U.S. may be visiting their doctors for checkups, those going to doctors are more and more being tested with the digeneHPV test along with their regular Pap test. Although there are signs of an economic recovery in the U.S., we are not going to make predictions, and that is why we have conservative expectations for 2011. An economic recovery in the U.S. would be beneficial to our expectations.

When QIAGEN strengthened its financial position with a capital offering in 2009, investors expected proceeds to be used for acquisitions. But 2010 was rather quiet in this respect. Why?

We exercised discipline in 2010. We have a long-standing strategy to identify and execute transactions that add molecular content, provide access to new technologies or enable entry into new geographic markets. We did complete some smaller acquisitions in 2010, especially in Applied Testing where the food testing portfolio acquired from ifp significantly improved our position. And the acquisition of ESE in 2010 gave us access to a Point of Need testing device that will address demand for mobile technologies. I expect to see more momentum in 2011 in terms of acquisitions.

QIAGEN Annual Report 2010	7

“Companion diagnostics will have a transforming impact on healthcare.”

Peer M. Schatz, Chief Executive Officer

QIAGEN reported strong gains in Personalized Healthcare in 2010. Experts have been talking for years about a new paradigm to replace the “one-size-fits-all” model. How do you see this emerging area developing in the coming years?

The use of companion diagnostics – to match the right patient with the right therapy – will have a transforming impact on healthcare. It is a “win-win” situation for everyone: Physicians benefit from access to better tools to diagnose and treat patients, payors benefit from more cost-efficient use of treatments, pharmaceutical companies benefit by better identifying the promise of their clinical development projects. Most importantly, patients benefit significantly by avoiding unnecessary, or even harmful, treatments. The most critical issue is to get access to the right treatment as quickly as possible.

So how is QIAGEN delivering on this trend?

Based on our independence, global presence and unique capabilities, QIAGEN has a clear value proposition to our customers. We have built up by far the leading industry position with our portfolio of assays for companion diagnostics. More than 15 co-development projects are under way with various pharma companies. We have become the partner of choice when it comes to discovery and validation

8	QIAGEN Annual Report 2010

OVERVIEW Interview

of biomarkers. Personalized Healthcare may still be small within QIAGEN, representing about $50 million of sales in 2010, but it is growing dynamically, and we expect it will do so for many years – possibly becoming our largest area within Molecular Diagnostics.

Now that you are rolling out new automation platforms, how will you add more assays?

We will add assays in all customer classes, particularly in the Molecular Diagnostics areas of Profiling and Personalized Healthcare. This will increase the value and utility of our platforms. In 2011, we are planning to complete the first FDA submission for a molecular-based companion diagnostic – QIAGEN’s KRAS test for colorectal cancer treatment with various medicines. We also will see partnerships increasingly branching out from oncology and moving into autoimmune and cardiovascular diseases. We are actively increasing our partnership portfolio and adding more assay development programs.

In addition, we significantly expanded our internal content capabilities. QIAGEN now offers more than 60,000 biomarkers in assay formats for discovery and development purposes. More than 30 are targeted and, depending on the geographic market, are regulated for diagnostic use.

We continue to strive to enhance our portfolio of validated molecular content. One of several examples is our recent investment in Alacris, a German biotechnology start-up company that will provide us with proprietary biomarker information; they are mining valuable molecular content by combing through many layers of information from clinical samples.

Gaining exclusive access to biomarkers will be critical, and we did this by securing exclusive worldwide rights to PI3K, a very common biomarker in cancer tumors, through an agreement with the Johns Hopkins University. We will also reach more partnering deals with pharma companies, and move beyond biomarker development for cancer. No other diagnostics company can cover the entire pharmaceutical R&D continuum like QIAGEN.

Molecular Diagnostics, particularly Personalized Healthcare, have bright growth prospects. What are your expectations for your other customer classes?

We have differentiated and highly competitive product offerings in each class as well as the key capabilities for success. Academia and Pharma are core elements. They form a critical basis for new innovations and partnerships since scientific advances in these areas, particularly Academia, are the source for clinically relevant breakthroughs. And Applied Testing has dynamic potential given the broad range of commercial applications, particularly in forensics, veterinary medicine and food testing.

What are your priorities for 2011?

We are focused in 2011 on expanding our strategic position and preparing to further accelerate growth in 2012. We expect adjusted earnings to improve at a faster pace than sales due to the benefits of operational excellence initiatives. Another priority will be broadening and strengthening our product offering with a number of important regulatory submissions. We are also expanding into fast-growing markets, particularly in Asia, and we started our own operations in India in early 2011. So I believe we are in excellent shape to deliver further sustainable growth.

Do you have any concluding thoughts?

I am convinced QIAGEN is better positioned than ever before to capitalize on the vast opportunities created by the revolution in molecular biology. We have a very solid business, a healthy balance sheet and – most importantly – the best employees to drive our growth. Every day, our employees come to work focused on our mission of making improvements in life possible. This is very rewarding and motivating for all of us, what keeps us determined to develop new innovations.

QIAGEN Annual Report 2010	9

The Executive Committee

Under the leadership of Peer M. Schatz as Chief Executive Officer, the Executive Committee is responsible for QIAGEN’s global operations and making decisions affecting our business, employees and future prospects. This global management team combines unique experience and expertise from the diagnostics, life sciences and pharmaceuticals industries.

Peer M. Schatz Managing Director, Chief Executive Officer

Joined QIAGEN in 1993 as Chief Financial Officer and was appointed a Managing Director in 1998 and CEO in January 2004. Mr. Schatz was previously a partner in a private management buyout group in Switzerland and worked in finance and systems positions at Sandoz and Computerland AG as well as in leadership positions at various start-up companies in Europe and the U.S. He graduated from the University of St. Gallen, Switzerland, and obtained an M.B.A. in Finance from the University of Chicago. He serves as a member of the German Corporate Governance Commission.

Dr. Michael Collasius Senior Vice President Automated Systems

Joined QIAGEN in 1992 and was appointed Vice President Automated Systems in 2001. He led the integration and development of QIAGEN’s instrumentation business as General Manager of QIAGEN Instruments since its acquisition in 1998. Dr. Collasius graduated from the Institute for Genetics in Cologne, Germany, and obtained his Ph.D. in Chemistry from the Max-Planck-Institute of Biochemistry in Martinsried, Germany.

Douglas Liu Senior Vice President Global Operations

Joined QIAGEN in 2005 as Vice President Global Operations. Before joining QIAGEN, Mr. Liu worked at Bayer Healthcare as Head of Operations for Nucleic Acid Diagnostics in the U.S. and in Strategic Planning and Consulting at Bayer AG in Leverkusen, Germany. Prior to these positions, Mr. Liu worked at Abbott Diagnostics and Chiron Diagnostics in the U.S. He earned a B.S. degree from the University of Illinois and an M.B.A. from Boston University.

Gisela Orth Senior Vice President Global Human Resources

Joined QIAGEN in 2009 as Vice President Human Resources. Prior to joining QIAGEN, Ms. Orth worked at Continental AG as a Human Resources Director on different assignments in Germany, Eastern Europe and the Middle East. She also spent several years in HR-related international management consulting with firms such as Kienbaum Development Services as well as others. Ms. Orth earned an M.B.A. from the Edinburgh Business School at Heriot-Watt University in Scotland.

10	QIAGEN Annual Report 2010

OVERVIEW Executive Committee

Roland Sackers Managing Director, Chief Financial Officer

Joined QIAGEN in 1999 as Vice President Finance and was appointed CFO in 2004 and a Managing Director in 2006. Before joining QIAGEN, Mr. Sackers worked at Arthur Andersen Wirtschaftsprüfungsgesellschaft. He studied Business Administration at the Westfälische Wilhelms University in Münster, Germany and is a Diplom-Kaufmann. Since 2007, Mr. Sackers has served as the QIAGEN representative observer of the board of Eurofins Genomics BV. He is a board member of the industry association BIO Deutschland.

Dr. Joachim Schorr Managing Director, Senior Vice President Global Research and Development

Joined QIAGEN in 1992 and was appointed Senior Vice President Research and Development and a Managing Director in 2004. Before joining QIAGEN, Dr. Schorr worked for the pharmaceutical company Hoechst AG and also was a co-founder of Coley Pharmaceuticals, EnPharma Pharmaceuticals and QBM Cell Sciences. He holds a Ph. D. in Molecular Biology and Virology from the University of Cologne. Dr. Schorr is currently a member of the Supervisory Board of QBM Cell Sciences.

Dr. Ulrich Schriek Senior Vice President Corporate Business Development

Joined QIAGEN in 1997 and was appointed Vice President Corporate Business Development in 2000. Dr. Schriek previously held sales and marketing positions at Pharmacia Biotech. He earned a degree in Biology and obtained his Ph.D. in Biochemistry from the Ruhr University in Bochum, Germany. Dr. Schriek is a member of various industry panels and organizations, including the World Economic Forum Technology Pioneers Selection Committee and the Nanobiotechnology Initiative started by the German Federal Ministry of Education and Research.

Dr. Thomas Schweins Senior Vice President Marketing & Strategy

Joined QIAGEN in 2004 as Vice President Corporate Strategy and was appointed Vice President Marketing & Strategy in 2005. Dr. Schweins came to QIAGEN from The Boston Consulting Group. He previously worked as a Technology Manager, and later as an Assistant to the Management Board, at Hoechst/Aventis. Dr. Schweins earned a degree in Biochemistry from the University of Hanover and an M.S. degree from the University of Southern California before obtaining his Ph.D. at the Max- Planck-Society in Dortmund and Heidelberg, Germany.

Bernd Uder Managing Director, Senior Vice President Global Sales

Joined QIAGEN in 2001 as Vice President Sales and Marketing and was appointed a Managing Director and Senior Vice President Sales and Marketing in 2004. Mr. Uder became Senior Vice President Global Sales in 2005 following a restructuring of the sales and marketing organization. Before joining QIAGEN, he served as Vice President European Biolab Sales and Marketing with Pharmacia and Vice President Global e.business with Amersham Pharmacia Biotech.

QIAGEN Annual Report 2010	11

Common Shares

The common shares of QIAGEN – a pioneering global share listed and traded on stock exchanges in the United States and Europe – provide the liquidity and visibility that are important to shareholders. Our senior management team communicates openly and frequently with the financial community, supporting our focus on creating value for shareholders.

NASDAQ
Market	NASDAQ
Segment	NASDAQ Global Select Market
Ticker	QGEN
ISIN	NL0000240000

GERMANY
Market	Frankfurt Stock
Exchange
Segment	Prime Standard
Ticker	QIA
WKN	901626

CAPITALIZATION DEC. 31, 2010
Market Capitalization	$4.56 billion
Shares outstanding	233,114,715
Free float	approx. 86%

Listings in the U.S. and Europe

QIAGEN’s global shares have been registered and traded in the United States since 1996 on the NASDAQ Global Select Market (NASDAQ National Market prior to July 2006) and in Germany since 1997 on the Frankfurt Stock Exchange, where our shares are included in the Prime Standard segment, the premium international segment created in 2003.

We believe the dual listing on NASDAQ and the Frankfurt Stock Exchange provides significant advantages for QIAGEN, our shareholders and our employees. These include greater visibility of QIAGEN in Europe and the U.S., which can positively impact sales of our products and other aspects of our business. We also believe the dual listing of our common shares enlarges the potential trading market for our securities and increases liquidity. Our common shares, which should not be confused with American Depositary Receipts (ADRs), can be traded on either exchange, and also in U.S. dollars or euros. This type of share also provides shareholders around the world with equal corporate rights.

Trading and Liquidity

QIAGEN’s common shares again offered high liquidity during 2010, with an average daily trading volume of approximately 2.4 million shares (averaging more than 1.4 million on NASDAQ, approximately one million on the Frankfurt Stock Exchange and 20,000 on other German exchanges). As of December 31, 2010, the free float, which affects the weighting of QIAGEN common shares in various indexes, was approximately 86%. Members of the Managing Board and the Supervisory Board in total held approximately 3.4% of QIAGEN’s outstanding common shares. We believe the majority of our common shares are held by institutional investors in Europe and the United States.

Equity Market Environment

QIAGEN shares traded in generally cautious markets in 2010 as global investors awaited signs of a sustained economic recovery. Economic news in general was mixed, with some measures showing gradual improvement but others suggesting many economies around the world remain vulnerable.

Favorable news included moderate economic expansion in the U.S. and Europe, which were supported by rising factory orders and manufacturing activity in the U.S. as well as an improving financial sector. In late 2010, U.S. corporate cash levels reached $1.9 trillion, the highest level since 1959 as a percentage of total corporate assets.

Among disappointing news was the continuing high unemployment rate in the U.S. and other developed markets. In the U.S., the unemployment rate remained above 9% through 2010. Economic uncertainty also hindered the healthcare industry environment, with a key trend seen in a reduction of U.S. doctor visits. In Europe, financial markets were concerned about overall fragile economic conditions and the impact of austerity measures in several countries.

12	QIAGEN Annual Report 2010

OVERVIEW Common Shares

Investor Relations and Transparency

QIAGEN is committed to ensuring that individual and institutional shareholders, analysts and journalists around the world are provided with transparent, comprehensive and readily accessible information on our strategy, business performance and future prospects.

Our senior management team recognizes the importance of maintaining close relationships with investors and analysts. We presented at more than 30 national and international institutional brokerage conferences in 2010. In addition to meetings held during these conferences, QIAGEN executives participated in more than 60 road shows and in-house visits to institutional investors in Europe, the United States and Asia, and also were involved in numerous conference calls. In total, these activities resulted in more than 850 direct discussions with investors and analysts during the year.

Among other key elements of our investor communications strategy, QIAGEN held conference calls to discuss quarterly results during 2010, and hosted an international investor event in New York, which was attended by more than 80 professionals to discuss recent results and the outlook for future developments.

In 2010, QIAGEN was followed by more than 30 analysts from many major international brokerages. At the end of 2010, approximately 60% of analysts covering QIAGEN recommended buying our shares, while approximately 40% had hold recommendations. As of December 31, 2010, the average target price among these analysts was $22.80.

QIAGEN Annual Report 2010	13

MOLECULAR DIAGNOSTICS

HOW DO WE FIGHT DISEASES AND IMPROVE HEALTHCARE?

MOLECULAR DIAGNOSTICS

MOLECULAR DIAGNOSTICS

TRANSFORMING MEDICINE

QIAGEN technologies are transforming the practice of medicine. Unlocking valuable information from DNA, RNA and proteins of patients, our products are helping healthcare professionals save lives and fight diseases. Customers include hospitals, private laboratories and large clinical diagnostics service providers.

We are focusing on four healthcare needs:

PREVENTION

Screening of non-symptomatic patients to detect risks to specific diseases

digeneHPV test is the "gold standard" in screening women for HPV virus (primary cause of cervical cancer)

PROFILING

Testing of symptomatic patients to determine the type and severity of an infection

More than 120 assays offered to assess viral and bacterial infections such as HIV, HBV, HCV, or tuberculosis

PERSONALIZED HEALTHCARE

Testing of pre-diagnosed patients to guide treatment decisions and use of medicines

More than 20 assays available and 15 R&D co-development projects for companion diagnostics under way with pharmaceutical companies

POINT OF NEED

Molecular testing in settings with no laboratory, particularly emerging markets

Pioneer in offering portable detection platforms that provide reliable and rapid results

BROAD PORTFOLIO

QIAGEN offers one of the broadest portfolios of Sample & Assay Technologies for molecular diagnostics along with efficient automated solutions covering entire laboratory workflows. These innovations are driving the dissemination of molecular technologies in modern healthcare.

As a market and technology leader, we intend to remain at the forefront of the revolution in the use of diagnostics for human health, which provides significant opportunities for further growth.

QIAGEN REVENUE DEVELOPMENT [$ MILLION]

1100
1000
800
600
400
200
0
15
189
522
565
2000
2010
Molecular Diagnostics
Other Customer Classes

MOLECULAR DIAGNOSTICS

PREVENTION

IMPROVING HEALTHCARE BY EARLY DETECTION

Preventive screening with QIAGEN technologies saves lives and improves outcomes. Our *digene*HPV test is the "gold standard" for testing women for the presence of human papillomavirus (HPV), the primary cause of cervical cancer. We offer the *care*HPV test for emerging markets. Our CT / NG assays are used in women's health to screen for chlamydia and gonorrhea.

GROWTH STRATEGY

QIAGEN is working to further increase market penetration in the U.S. and gain reimbursement in European markets for HPV screening. In developing markets, we are partnering with health authorities to improve access to screening for cervical cancer, which remains a leading cause of cancer death in women, and show the value of HPV screening. We also are developing a pipeline of new preventive screening assays.

2010 HIGHLIGHTS

QIAGEN made significant progress amid challenging economic conditions:

- Successful conversion efforts continued in the U.S. market for HPV testing, with 40% of women tested with both a Pap and HPV test.
- Our *care*HPV test received the European CE mark, enabling distribution in developing countries, with a target set for market introduction in the second half of 2011.
- QIAensemble, a next-generation automation platform, is in development.

PROFILING

FIGHTING DISEASE WITH ACCURATE DIAGNOSIS

QIAGEN leads the industry with more than 120 assays available for detection of various pathogens in patients, and underpinned by the advanced automation platform QIAsymphony RGQ for efficient laboratory workflows. Our artus portfolio covers major infectious diseases such as HIV, HBV, HCV, tuberculosis, respiratory conditions and a transplantation panel.

GROWTH STRATEGY

Our QIAsymphony RGQ platform has the potential to play a critical role in disseminating molecular diagnostics across the healthcare market. This robust platform addresses a critical need for broad testing needs at efficient costs. We intend to further broaden our menu of approved assays for use on QIAsymphony RGQ.

2010 HIGHLIGHTS

QIAGEN increased its presence in Profiling with expanded offerings:

- QIAsymphony RGQ, the latest expansion of this automation platform, was launched in late 2010 with the addition of the "Rotor-Gene Q" real-time PCR detection technology.
- QIAGEN gained access to important HIV and HCV assays for North America through an agreement with Abbott.

MOLECULAR DIAGNOSTICS

PERSONALIZED HEALTHCARE

PIONEERING INDIVIDUAL TREATMENT STRATEGIES

QIAGEN is the global leader in companion diagnostics for Personalized Healthcare, with more than 20 assays available and 15 projects under way with pharmaceutical companies to develop these tests that guide treatment decisions. Our new test for KRAS mutations in colorectal cancer patients is set to be submitted for landmark U.S. regulatory approval in 2011.

GROWTH STRATEGY

Building on QIAGEN's leadership in Personalized Healthcare and the 2010 expansion of our teams working in this area, we plan to add new collaborations and build up a range of companion diagnostics linked to specific medicines. We also intend to move beyond cancer in our pharma collaborations to develop companion diagnostics in other therapeutic areas.

2010 HIGHLIGHTS

QIAGEN made significant advances in Personalized Healthcare:

- The integration of DxS, a leader in companion diagnostics that was acquired in 2009, was completed and Manchester established as an international center of excellence.
- The number of co-development partnerships with pharmaceutical companies was expanded in 2010 covering a range of biomarkers involved in the development of new medicines.
- QIAGEN gained an exclusive license from Johns Hopkins University for rights to develop molecular assays for the PI3K biomarker, which is involved in many cancers.

POINT OF NEED

BRINGING THE LAB TO THE PATIENT

Molecular diagnostics has only begun to move outside the laboratory, and QIAGEN is setting the standard for new applications in emergency healthcare, intensive care units and other clinical settings that require fast turnaround times or have no access to lab infrastructure.

GROWTH STRATEGY

Point of Need clinical diagnostics is quickly emerging as a highly attractive market segment. QIAGEN is actively working on assays and collaborations to address urgent needs in emergency healthcare, intensive care and diagnostic applications in a variety of disease states.

2010 HIGHLIGHTS

QIAGEN gained a pioneering technology for Point of Need testing with our acquisition of ESE GmbH. Portable, battery-operated optical measurement devices permit low-throughput molecular testing with ease of use and ultra-fast time to result. We are exploring applications and developing partners to commercialize this innovative approach.

» A TREMENDOUSLY

POSITIVE IMPACT ON

PATIENT CARE «

Joseph M. Campos, Ph. D., DABMM, FAAM

Director, Microbiology Laboratory, Molecular

Diagnostics Laboratory, and Laboratory Informatics

Children’s National Medical Center, Washington DC

What impact did molecular technologies have on your work?

Here at the Children’s National Medical Center, we use molecular tests primarily to diagnose infectious diseases. Such tests have brought us two major benefits: shorter turnaround time for diagnostic results and improved accuracy. These benefits have had a tremendously positive impact on patient care.

What concrete benefits do molecular technologies offer over traditional methods in your specific field?

The largest benefit is the reduction of the time it takes to generate actionable results. Molecular approaches also help to reduce costs for the hospital as a whole. While the laboratory costs for molecular testing may be higher than for cultures, these additional costs are more than offset by reducing the length of stay for patients, thus vacating hospital beds that become available for new admissions.

What is needed to drive their further adoption?

Molecular testing platforms need to be simple to operate and as automated as possible. This will make molecular testing feasible for more laboratories. The next thing is to broaden the test menu. The more assays can be performed on a single platform, the more attractive it becomes to a wider variety of laboratories.

Where do you see future potential for molecular diagnostics?

Future molecular tests will more closely mimic the approach used by cultures. One can envision microarrays for different applications, in which virtually all pathogens are targeted, just as they are when we inoculate cultures with these specimens. Micro-arrays would also help to recognize virulence factor and antimicrobial resistance markers, giving physicians valuable clinical information. Targeted sequencing will enable extremely accurate identification of pathogens and early recognition of mutations that increase the virulence or antimicrobial resistance of pathogens. Whole genome sequencing will eventually become affordable and doable in diagnostic laboratories.

Making Improvements in Life Possible

From a hospital in England to a pharmaceutical laboratory in China, from a rural village in Zimbabwe to the Mayo Clinic in the United States – the revolution in molecular biology is transforming our understanding of healthcare and research, and enabling novel applications in numerous areas of everyday life. Our Sample & Assay Technologies are benefitting patients and doctors, scientists and regulators, police and even farmers. Around the world, QIAGEN is making improvements in life possible.

A man tinkers with a peculiar-looking camera, one that appears as if it were from the beginning of photography in the 19th century. He spends a few minutes exploring lab benches and shelves filled with dozens of plastic bottles, pipette tips, sample holders, little stands and centrifuges. Then he meticulously checks the lighting, and disappears again under the silver cover hanging from his camera. Each release of the camera shutter immortalizes a picture on huge film plates; the results for now remain hidden.

The man under the silver cover is the world-famous artist Thomas Struth, whose global search for “Modern Machine Rooms” brought him to QIAGEN’s largest research center in Hilden, Germany. By exploring the research and development process, Struth wants to break through the complexity of modern technologies, many of which the users of the finished products cannot even identify.

The man is a good observer.

Complex Yet Simple

“Molecular technology is becoming ever more capable of delivering better performances and ever more complex; but the applications, on the other hand, are becoming simpler and easier to use,” said Dr. Joachim Schorr a few weeks later.

As Senior Vice President Research and Development, Dr. Schorr has been leading QIAGEN’s global R&D activities for the last 12 years. From his office in Hilden, he guides the activities of 740 employees at nine locations around the world who are working on developing new technologies for the processing and analysis of genetic information.

“What we do here, after all, is to transform breakthrough scientific findings into easily usable and standardized technologies so that these advances can be of use to as many users as possible,” he said.

Driven by this aspiration, which has remained consistent since its founding in 1984, QIAGEN has become the global leader in Sample & Assay Technologies thanks to the dedication of its more than 3,600 employees at over 30 locations worldwide. QIAGEN’s offering of more than 500 core products, which include consumable kits as well as instruments that automate complete laboratory workflows, is critical to more than 500,000 customers around the world involved in molecular diagnostics, the pharmaceutical industry, academic research and applied testing. They all share a common objective: transforming biological samples into valuable molecular information. At QIAGEN, providing these highly advanced technologies helps us fulfill our vision of making improvements in life possible.

20	QIAGEN Annual Report 2010

QIAGEN IN 2010 Making Improvements in Life Possible

Scientists at QIAGEN’s application lab help customers to adjust test protocols to their specific needs.

A quick tour of customers around the world shows how QIAGEN innovations are transforming medicine, research and other areas of life – and highlights the future promise of molecular technologies.

Molecular Diagnostics – transformation in healthcare

Some 600 kilometers away from the R&D headquarters in Hilden is the English town of Cambridge, where the Health Protection Agency is using an advanced QIAGEN system at Adden-brooke’s Hospital. A futuristic device – about two meters wide and one meter high – sits atop a bench inside a laboratory. The rounded acrylic glass covers enable an extensive look inside the machine, whose front panel is decorated with blue LED lights and a touch screen. Next to it is a smaller device with a keyboard and flat-screen computer monitor. A lab technician walks over and inserts a rack full of test tubes, the contents of which are largely hidden behind anonymous bar codes, into the left side of the machine.

Behind every one of those secure bar codes are urgent and potentially life-and-death answers for a patient, someone wanting solutions to pressing questions: Is the donor kidney free of viruses and appropriate for transplantation? Does a colon cancer tumor contain a genetic mutation that would enable the patient to benefit from a targeted therapy? Are the patient’s symptoms the harbinger of an infection involving the life-threatening HIV virus?

The device will provide the answers.

QIAsymphony Setting Standards

As the lab technician walks away, the machine’s robot arm swings into action and begins a series of complex movements, all done with sharp precision to send a sample from each tube on its way for analysis. A few hours later, the lab technician returns to the device and begins to assess results shown on the flat-screen monitor, often in the form of colorfully lit curves.

new products

launched in 2010

QIAGEN Annual Report 2010	21

The device in this laboratory is the QIAsymphony RGQ, the most important of 86 new products launched in 2010 and the flagship of QIAGEN’s entire portfolio of instruments. For the first time, the two initial modules of QIA symphony have been merged together with a novel detection technology that forms a clinically validated platform supported by a broad range of molecular tests. QIAsymphony RGQ brings together the prize-winning SP module (introduced in 2008) for sample preparation and the AS module (introduced in 2009) for preparation of the analytical reaction with Rotor-Gene Q. This instrument, a real-time PCR detection technology, had been available as a standalone unit but has now been fully integrated into the platform’s workflow.

“QIAsymphony RGQ is simply unique: No other modular system exists today that can automate entire workflows in a molecular laboratory,” said Dr. Wolfgang Leibinger, who had a crucial role in the development of QIAsymphony and is now responsible for QIAGEN’s instrument portfolio as Vice President Head of Global Product Management Integrated Systems.

“Whether it be from the initial steps of preparing, isolating and purifying samples such as blood or tissue, through to the precise set-up of the analytical reaction and then to the final test results: All workflows on QIAsymphony RGQ are automated to the point that even a lay person could quickly learn to use it. At the same time, this is an extremely flexible system, even providing users the option of developing and performing their own tests. So for those laboratories considering whether to begin molecular testing, QIAsymphony RGQ justifies the business case to do so. It is exactly this combination of features that makes this system so interesting for our customers and will drive the dissemination of molecular technologies in healthcare.”

Molecular Diagnostics, one of QIAGEN’s four customer classes, involves the testing of people for specific diseases active in the body or health conditions based on genetic information such as DNA or RNA. These testing methods have significant advantages over traditional diagnostic procedures, particularly in terms of speed and accuracy. While a bacterial culture, for example, must be cultivated for weeks, a Molecular Diagnostics test provides results in a few hours. An immunological analysis can overlook an infection, but even a few traces of a target pathogen are sufficient for detection with a Molecular Diagnostics test.

Molecular Diagnostics Dissemination

Molecular diagnostic technologies can also provide novel insights into the progression of a disease that were simply not possible in the past.

22	QIAGEN Annual Report 2010

QIAGEN IN 2010 Making Improvements in Life Possible

As a result, molecular technologies are becoming ever more important in modern healthcare:

With a market volume of $4.5 billion and 10–15% annual growth, they already represent the most dynamic segment of the global in vitro diagnostics market. Molecular Diagnostics is also one of the fastest-growing customer classes, already representing approximately half of QIAGEN’s sales in 2010. Within this customer class, QIAGEN is focusing on four areas with different demands:

•

Prevention involves regular screening of asymptomatic patients to identify potentially serious diseases, such as the HPV virus that causes cervical cancer in women, as early as possible and to enable treatment decisions.

•	Profiling involves producing accurate, quantifiable results from tests that search for the presence of a broad range of infectious diseases.

•	Personalized Healthcare involves the use of molecular technologies once a disease has already been diagnosed to select the best treatment based on a patient’s individual genetic information.

•

Point of Need involves molecular testing with portable devices in areas without access to a laboratory infrastructure, such as emerging markets, or where results are required as quickly as possible–such as in intensive care and emergency medicine.

“We have a very strong presence in all of these areas, and are constantly developing our market and technology leadership,” said Dr. Ellen Sheets, a former Harvard professor, physician and diagnostics industry executive who became Chief Medical Officer of QIAGEN in July 2010.

Medical professionals and health experts see enormous potential for dramatically improving the quality of healthcare through Molecular Diagnostics, while also acknowledging that these opportunities are not being fully exploited. In fact, only 2% of all healthcare expenditures are estimated to involve diagnostics despite the fact that diagnostics can determine up to 80% of expenditures on therapies.

In the future, many experts believe this relationship must shift in favor of diagnostics given the increasingly important role of genetic information in healthcare systems. The contributions of existing molecular diagnostics, such as HPV testing, which is one of the most important commercial molecular diagnostic applications with an annual market potential of more than $1 billion, underpin these expectations.

“Cervical cancer is a disease that can be prevented, but still every year some 500,000 women are diagnosed with this cancer, and unfortunately more than 300,000 women die from it,” said Dr. Sheets. “The Pap test may be established in many Western countries, but it still detects on average only about half of all cervical cancer cases, particularly those at an early stage. This test by itself does not adequately identify women at risk or in need of treatment. In developing countries, meanwhile, the challenges involve the limits of medical infrastructure and specialist knowledge to implement wide-ranging screening programs. Thanks to HPV testing, we can overcome these challenges.”

Access to HPV Tests

In 2010, QIAGEN was able to further expand access to this life-saving technology, with a particular emphasis on expanding market penetration in the U.S. and other key markets around the world.

2%

of all healthcare

expenditures involve

diagnostics but drive…

80%

of decisions

QIAGEN Annual Report 2010	23

“Our Hybrid Capture test is the gold standard for the detection of HPV.”

Dr. Ellen Sheets, Chief Medical Officer of QIAGEN

“More than 40% of all women in the U.S. are now receiving the HPV test in combination with their Pap test during physical exams, and this trend continues to improve as patients and physicians gain even greater appreciation about the benefits,” Dr. Sheets said. “In other Western countries, the enormous clinical, social and economic value of HPV tests is being increasingly recognized. In fact, several emerging countries are relying only on HPV tests while implementing national screening programs.”

QIAGEN is enabling access to HPV testing in less-developed countries with a special version that is being implemented in cooperation with PATH and the Bill and Melinda Gates Foundation. The careHPV test can be performed without running water and electricity, is transportable and easy to use, and delivers results within a few hours, meeting a core demand of effective patient management. QIAGEN reached an important milestone during 2010 by gaining a CE mark (declaration of conformity) for careHPV and preparing regulatory submission in other countries, with a target set for market introduction in the second half of 2011. These activities were accompanied by the development of several regional screening projects in developing and emerging countries that can serve as models for national programs. One example was in the Indian city of Kolkata, where a cooperation with the Chittaranjan National Cancer Institute led to the testing of 50,000 women over a five-year period with the help of QIAGEN.

At the same time, it is clear that the vast majority of HPV test volumes will continue to be used in developed countries and analyzed in high-throughput laboratories with a different set of needs.

“Every day, centralized laboratories in industrialized Western countries process thousands of standardized samples, which are then examined for a defined set of molecular goals, as part of disease prevention initiatives,” Dr. Sheets said. “The efficiency, speed and reliability of these procedures are the highest priorities for our customers. The key issue is how to optimally use scarce resources such as staff, time and laboratory space to deliver the most reliable and consistent results.”

QIAGEN is working on an answer with development of QIAensemble, a next-generation automation platform for use in high-volume screening. QIAensemble is being developed to enable customers to increase the speed and automation of processing HPV tests while also enabling them to add other prevention tests to the platform. Among the team’s objectives for QIAensemble are to further improve automation of the existing HPV assay as well as develop new assays for testing of women for chlamydia and gonorrhea. Innovative tests are also being considered for early disease detection, such as for colon cancer.

“Our Hybrid Capture test is the gold standard for the detection of HPV – we do not see this changing even when new competing products are introduced – and QIAensemble will help us further consolidate our strong competitive positioning in disease prevention screening,” Dr. Sheets said.

Disseminating Technologies

In the areas of Profiling and Personalized Healthcare, Dr. Sheets believes QIAsymphony RGQ can drive greater use of molecular technologies.

24	QIAGEN Annual Report 2010

QIAGEN IN 2010 Making Improvements in Life Possible

MOLECULAR DIAGNOSTICS – QIAGEN’S FOUR “P” FRAME WORK
LABORATORY-BASED TESTING			PORTABLE TESTING
PREVENTION	PROFILING	PERSONALIZED HEALTHCARE	POINT OF NEED

QIAensemble / QIAsymphony	QIAsymphony	QIAsymphony	ESEQuant Tube Scanner

Asymptomatic patients	Symptomatic patients	Pre-diagnosed patients	No lab reachable
Goal: Early detection	Goal: confirm	Goal: Guide therapy	Goal: fast result, on spot

Market needs	Market needs	Market needs	Market needs
Screening market	Single patient testing Mid-high throughput Highest flexibility	Single patient testing Low-mid throughput Highest flexibility	Rapid turnaround Low throughput Versatile tests
Mid-high throughput (QIAsymphony)
High-ultra-high throughput
(QIAensemble)

	Assay technologies	Assay technologies	Assay technologies
Assay technologies	Examples: CMV, EBV, HBV, HIV, HCV, Influenza	Examples: KRAS, EGFR, BRAF, PI3K, Pathogen Genotyping	Examples: careHPV, HAI, Influenza
Examples: HPV, Chlamydia (CT) / Gonorrhoeae (NG), Trichomonas, Vaginosis panel

QIAGEN wants molecular testing to become part of routine clinical practice for physicians who, like the Health Protection Agency in Addenbrooke’s Hospital in Cambridge, are looking for answers to combat diseases quickly and efficiently. At this hospital, practicing medicine without molecular procedures and the QIAsymphony platform would be almost unimaginable now.

“If you wish, the area of Profiling can be seen as the germ cell of Molecular Diagnostics,” said Dr. Helge Lubenow, who is Vice President Molecular Diagnostics at QIAGEN. Dr. Lubenow started her career at QIAGEN 14 years ago in R & D, and has been deeply involved in the development of this market along with the transformation of our business. QIAGEN started developing its current portfolio for Molecular Diagnostics in 2005 with tests for the detection of infectious diseases.

“Molecular tests are unparalleled in accuracy and reliability. This is precisely the reason why molecular diagnostics plays a central role in detecting dangerous and highly infectious pathogens such as HIV or hepatitis,” Dr. Lubenow said.

Leader in Infectious Disease Testing

Now there is hardly a single relevant viral or bacterial pathogen for which a suitable molecular test does not exist. QIAGEN is considered the market leader in Profiling with more than 120 assays available for detection of the most varied pathogens, in some cases as the only commercial provider of appropriate tests in certain markets. If new pathogens appear, such as new strains of avian and swine flu, QIAGEN can quickly develop and offer appropriate assays thanks to this know-how.

QIAGEN launched the fully automated QIAsymphony RGQ platform in Europe in late 2010; all of these infectious disease assays can be transferred to this platform due to the integration of Rotor-Gene Q. In contrast to other systems, another important competitive advantage is that customers can use their own tests on QIAsymphony RGQ as well as QIAGEN test kits, which are easy to use and guarantee the highest possible degree of reliability. In Europe, QIAsymphony RGQ has been launched with several validated tests approved for clinical use to detect viruses such as hepatitis and HIV as well as for organ transplantation. Development of additional tests for Profiling and Personalized Healthcare is moving ahead, with additional market introductions planned in Europe for 2011.

assays available

QIAGEN Annual Report 2010	25

QIAGEN is also rolling out QIAsymphony RGQ in the U.S. An important step in that effort was an agreement reached in October 2010 with Abbott, opening access for QIAGEN to HIV and hepatitis C tests in the North American market. Abbott will supply QIAGEN with HIV molecular tests to market under the QIAGEN name. In the case of hepatitis C (HCV), the test will be sold under the Abbott brand in a version specially optimized for QIAsymphony RGQ. Both tests are under development and will require U.S. regulatory approvals before market launches. QIAGEN has its own development projects under way to add additional molecular tests to QIAsymphony RGQ for the U.S., including assays for hepatitis B, the Epstein-Barr virus (EBV) as a pathogen for mononucleosis, and cytomegalovirus (CMV), which is especially dangerous for solid organ transplant recipients and pregnant women.

“Our customers are looking for procedures that are quick, cost-efficient and reliable. The more tests are available for our QIAsymphony RGQ, the higher its utility for our customers,” Dr. Lubenow said. HIV and HCV are among the most requested molecular tests in the U.S. with a market value of $180 million and $140 million, respectively. Laboratories pay attention to the development of infrastructures for Molecular Diagnostics to ensure that the systems support these test parameters, provide flexibility and are viable for the long term.

In Profiling and Personalized Healthcare, next-generation platforms must accommodate numerous different types of biological samples, such as blood, tissue or saliva, process them in a specific sequence and test them reliably and efficiently for various targets. QIAsymphony RGQ was developed precisely to address these demands and drive the dissemination of molecular testing.

The potential to drive greater use of molecular technologies is enormous. Only about 10% of all hospital laboratories in the U.S. are estimated to conduct molecular diagnostic testing. The trend to automation and simplification of workflows further underpins this anticipated expansion. More than 450 QIAsymphony systems are now placed around the world, and the number is expected to rise sharply in the coming years, according to Dr. Leibinger, who helped develop this platform.

Personalized healthcare, which links therapies and diagnostic tests to develop customized treatment strategies for individual patient groups, is another factor driving proliferation of molecular technologies. This transformation of clinical practice reflects the fact that many medicines often fail to achieve their desired effect in about half of the patients. In some diseases, such as Alzheimer’s or cancer, the figures are even worse, with estimates regarding efficacy as low as 20–25%. Furthermore, the use of many medicines can result in dangerous side effects, which can cause life threatening conditions.

Divergent Profiles

The reasons for such divergent responses to medicines lie in the fact that each person has a different genetic make-up, but this can now be precisely documented and analyzed thanks to molecular testing. These tests are developed to identify specific biomarkers in a patient, which then enables the physician to determine which medicine would be most appropriate for treatment. The initial use of these molecular tests has been in cancer, but is now expanding to other disease areas.

“In terms of contribution to sales, Personalized Healthcare is still quite a small segment for QIAGEN, but one with dynamic growth potential,” said Dr. Stephen Little, Vice President Personalized Healthcare, who is considered one of the pioneers and global opinion leaders in the field of personalized medicine. “The enormous potential for savings from companion diagnostics, which is estimated by some experts to exceed $350 billion annually, is not being challenged. Instead, the question is how fast can these tests be developed and provide significant benefits to patients as well as physicians, healthcare payors and pharmaceutical companies.”

Only

20-25%

efficacy

of medicines for Alzheimer’s

or cancer treatment

26	QIAGEN Annual Report 2010

QIAGEN IN 2010 Making Improvements in Life Possible

QIAGEN is the world leader in Sample & Assay Technologies, which are essential to enabling access to valuable molecular information.

QIAGEN has become one of the leading global providers of companion diagnostics due to accelerated investments in development and the September 2009 acquisition of the British company DxS Ltd., which was founded by Dr. Little and his colleagues. The integration of DxS was completed ahead of schedule in 2010, which included the creation of a global center of excellence for companion diagnostics at the former DxS headquarters in Manchester, England. QIAGEN is now providing 20 tests for use in Personalized Healthcare and has more than 15 projects under way to develop companion diagnostics in collaboration with leading pharmaceutical companies such as Amgen, AstraZeneca, Boehringer-Ingel-heim, Bristol-Myers Squibb and Merck.

“These research collaborations are very important for both sides,” Dr. Little said. “As an independent diagnostics company, we can provide pharmaceutical companies with early insights on their development pipelines, develop and validate appropriate tests for their medicines during the clinical studies and then market them in combination with the medicines after regulatory approvals. The pharmaceutical companies benefit from our expertise in this area. We can help them accelerate their clinical studies by better selecting appropriate patients and increase the chances for success in developing new medicines.”

QIAGEN’s strength as a partner goes beyond proven expertise in the development of molecular tests and a broad technology portfolio. QIAGEN also offers a global presence with strong distribution channels, experience in gaining regulatory approvals for new products and, above all, independence. On this basis, QIAGEN was able once again in 2010 to increase the number of active partnerships in Personalized Healthcare as well as achieve significant advances in existing projects.

$350

billion

estimated to be spent

annually on ineffective

medicines

QIAGEN Annual Report 2010	27

Testing for KRAS mutations has rapidly become the standard of care for patients suffering from metastatic colorectal cancer.

Landmark Diagnostic

A highlight is QIAGEN’s test for the detection of mutations in the so-called KRAS gene, which allows information to be obtained on the potential treatment success of the colon cancer medications Vectibix by Amgen and Erbitux by Merck / Bristol-Myers Squibb. Since treatment with these medications can cost up to $50,000 per therapy cycle, and also due to potential side effects, many healthcare payors and regulators are requiring preliminary testing be done before use of the treatments.

QIAGEN was chosen as the partner for the development of companion diagnostics by the manufacturers of both medications. In 2010, QIAGEN achieved an important milestone by initiating the modular submission to the FDA for use of the KRAS test in combination with Vectibix. This submission is expected to be completed in the first half of 2011.

“This is the first time that a diagnostic test is being submitted in combination with a medicine for an approval, so this is a key milestone in the development of Personalized Healthcare and has implications for the industry as a whole, not least because we are also setting the benchmark for approval of future molecular tests in conjunction with therapies,” Dr. Little said.

The discovery and validation of new biomarkers, such as KRAS, for molecular diagnostic tests that guide the use of medicines have set in motion a trend that will have lasting impacts in the healthcare industry. QIAGEN is developing several tests based on genetic, epigenetic and gene expression markers – such as BRAF, EGFR and PI3K – that play key roles in the growth and life cycle of tumor cells in numerous types of cancer and that can provide information on the expected efficacy of modern therapies to hinder or stop tumor growth.

Novel Biomarkers

Key to future growth in this area will be gaining proprietary access to biomarkers most relevant to drug discovery and development. In early 2010, QIAGEN acquired a globally exclusive license for PI3K with John Hopkins University in the U.S. QIAGEN has also created alliances with external partners, such as the Dutch company Genome Diagnostics, which has developed six new tests to detect genetic variations in the so-called human leukocyte antigen complex (HLA) since mid-2010 together with QIAGEN. The tests are based on QIAGEN’s proprietary pyrosequencing technology; after completion in 2011, these tests are planned to be integrated into applications both in Prevention and Personalized Healthcare, areas in which HLA testing plays an increasing role.

Up to

$50,000

per treatment cycle for

many cancer medicines

28	QIAGEN Annual Report 2010

QIAGEN IN 2010 Making Improvements in Life Possible

The pipeline of new tests in Personalized Healthcare is being fed primarily by research into molecular biomarkers, which provide information on the emergence and course of diseases, as well as the efficacy and safety of medications.

“Oncology is assuming a pioneering role in this respect, since the molecular foundations of many types of cancer are well-researched and at the same time a high degree of suffering persists,” Dr. Little said. “The next stage in development is autoimmune diseases as well as diseases of the cardiovascular and central nervous systems, which still represent huge challenges to modern medicine. We are also working toward a systemic approach for the analysis of entire biomarker panels, which could provide even more precise information on the personalization of therapies.”

New Diagnostic Targets

Only a few companies are currently pursuing this approach. In early 2011 QIAGEN invested in one of these, the Berlin-based company Alacris Theranostics GmbH, acquiring a strategic minority interest. This spin-off from the Max Planck Institute for Molecular Genetics, and which also includes a founder from Harvard Medical School, uses a proprietary system that identifies biomarkers that could be valuable for personalizing medicines from vast amounts of genetic data. The aim is to accelerate the search for new biomarkers and assess their potential clinical validation. The agreement assures QIAGEN an exclusive option on all biomarkers that emerge from Alacris, which gains this information by reviewing extensive genetic information from patients to make treatment recommendations. These biomarkers can then be used to develop tests for QIAsymphony RGQ.

“Oncology is assuming a pioneering role in Personalized Healthcare.”

Dr. Stephen Little, Vice President Personalized Healthcare

“Perhaps one day we will even see molecular diagnostic tests that can be performed in the pharmacy, the doctor’s office or, with respect to dosing, even by the patient at home,” Dr. Little said.

It is quite conceivable that the appropriate molecular tests will be as straightforward and simple to manage as blood sugar measurements are today. On top of the research and validation of the appropriate biomarkers, such applications in personal medicine would need suitable detection devices for on-site testing, which could run the test procedure in a few minutes at the touch of a button.

QIAGEN gained access to a technology in early 2010 with its acquisition of ESE GmbH of Stockach, Germany. ESE is considered a pioneer in Point of Need testing, and set an early standard with its ESEQuant Tube Scanner. This device, which is about the size of an office phone, uses a unique fluorescence detection technology. The scanner enables detection of molecular targets at the touch of a button in only 5 to 15 minutes. The portable and affordable instruments can be battery-operated, and can detect several molecular targets with only one test run.

QIAGEN Annual Report 2010	29

“The demand for Point of Need testing systems is growing, particularly in many places where no laboratory infrastructure is available or urgent test results are required to answer important diagnostic questions,” said Dr. Victoria von der Decken, QIAGEN’s product manager in this field. Point of Need testing scenarios include emergency and intensive care medicine. QIAGEN has evaluated a variety of test parameters in these areas during 2010, and is working on their implementation as initial commercial diagnostic applications for Point of Need testing. QIAGEN had previously verified the suitability of the system for the on-site detection of infectious disease targets such as salmonella, E. coli or influenza.

In addition to in-house development of Point of Need testing, alliances with external partners play an important role in QIAGEN’s marketing strategy for on-site testing systems. “The fundamental technology is extremely versatile. It is exciting to see which applications other companies and organizations are implementing based on this standard,” Dr. von der Decken said.

“The demand for Point of Need testing systems is growing.”

Dr. Victoria von der Decken, QIAGEN product manager

As an example of applying this technology, the German company EyeSense is developing a novel ophthalmologic approach for pain-free blood glucose measurement in patients with type 2 diabetes via the human eye. This test uses a non-invasive sensor technology, eliminating the need for frequent and often painful blood testing. QIAGEN made a strategic investment in EyeSense in early 2011 and will support further development of this system, which is planned to be launched in 2013.

Applied Testing – safeguards for our daily lives

The use of molecular technologies for Point of Need testing extends beyond in vitro diagnostics to improve human healthcare – even as far as a small village in Zimbabwe, where rusted metal parts on dusty, sun-scorched ground are signs of the rudimentary conditions facing people in this country.

A few goats are running around; a small group of curious onlookers gather around a table. They are looking at an open-air, but highly technical, mini-laboratory consisting of a laptop, QIAGEN’s ESEQuant Tube Scanner, a pipette and several sample vessels on the table. This demonstration is part of a dramatic application of the ESE technology taking place in 35 developing countries through a pilot project initiated in 2010 by the Food and Agricultural Organization (FAO) and the International Atomic Energy Agency (IAEA). The goal is to combat widespread livestock diseases that threaten the food supply and the health of people in countries such as Zimbabwe.

Portable Technology

QIAGEN’s ESEQuant Tube Scanner can make a major contribution to the quick and accurate detection of animal diseases such as avian flu, small ruminants’ plague and stockyard fever. Early detection can curtail or prevent the spread of these serious diseases, which minimizes health and economic impact on humans.

Veterinary applications such as these are a key part of the Applied Testing customer class for QIAGEN, which also includes human identification and forensics as well as food testing. Applied

30	QIAGEN Annual Report 2010

QIAGEN IN 2010 Making Improvements in Life Possible

Applied Testing offers solutions in areas such as veterinary applications, human identification, forensics, and food testing.

Testing encompasses industrial applications of molecular technologies while still forming a link based on innovation to the Molecular Diagnostics, Pharma and Academia customer classes.

“In applied testing procedures we are dealing with professional users, just as in other areas of molecular technologies. They place considerable demands on ensuring efficient and reliable testing methods. In fact, many areas are regulated by government agencies, so the standards are very high. After all, when answering questions concerning the identity of perpetrators and victims, food security or the health of livestock, one cannot run the risk of errors,” said Dr. Diet-rich Hauffe, Vice President and Head of Applied Testing. “At the same time, the market is highly focused on innovation, so that findings from basic academic research quickly find their way into daily applications.”

Technological advances are critical for driving business expansion – and to spread the application of molecular technologies into an increasing number of areas in daily life. The easier, faster and more affordable the applications become, the broader and more diverse the options for their use.

Dynamic Growth

“Biotechnology is similar to the development of the IT industry. In early days, computers filled entire rooms and were operated only by experts. Now you have that same computing power in every smartphone,” Dr. Hauffe said. “Today you have an ever-increasing number of IT applications that were almost inconceivable for the user a few years ago. Molecular technology is developing in the same pattern.”

Rapid technological advances and recent years of double-digit sales growth in Applied Testing, which rose 22% at constant exchange rates in 2010, substantiate Dr. Hauffe’s assessment. Although this customer class only represented 6% of QIAGEN’s sales in 2010, QIAGEN has been steadily expanding and investing in Applied Testing. For example, QIAGEN has introduced a series of products to meet growing demand in varied segments of this customer class, enlarging the product portfolio in 2010 with applications in forensics and food safety testing.

+ 22%

2010 sales growth

in Applied Testing

QIAGEN Annual Report 2010	31

QIAGEN’s point of need testing systems enable access to molecular technologies even in remote areas without a laboratory infrastructure.

In applications for human identification and forensics, QIAGEN has primarily been known for its technologies for extraction of nucleic acids, particularly from difficult sample materials such as bone fragments. In 2010, QIAGEN launched more than 10 new products that are improving automation and cover the entire process chain from start through to the final analysis of trace materials. A competitive advantage is that these tests comply with new European standards providing for data exchange between national DNA databases and the international prosecution of serious crimes in Europe.

“Before these new standards, various areas of the human DNA were analyzed for human identification in Europe, so the results were not necessarily directly comparable,” Dr. Hauffe said. “This new standard will greatly improve procedures and lead to better testing results. This is an interesting area for growth given that these new technologies are only beginning to be implemented and are of interest to countries outside Europe as well.” QIAGEN’s human identification product portfolio is also being supplemented by tests based on a novel technology that allow for the creation of a genetic finger-print even if the DNA has been severely damaged, as is often the case of victims involved in natural disasters or major accidents.

QIAGEN’s portfolio in food testing also was considerably expanded in 2010. QIAGEN acquired 70 testing procedures from the Berlin-based Institut für Produktqualität (Institute for Product Quality) that permit the detection of bacterial and viral pathogens, allergens, genetically modified organisms and other pollutants in food based on PCR (polymerase chain reaction) technology. Testing procedures for the protection of food supplies are becoming increasingly important to manufacturers and government agencies given the globalization of product flows and the rising number of food scandals.

Only 15–20% of the current food testing market, which is estimated at more than $2 billion annually, involves PCR-based procedures. The first of some 70 new QIAGEN products for use in detecting common pathogens such as salmonella and listeria were introduced at the end of 2010, and this portfolio is expected to be fully developed

32	QIAGEN Annual Report 2010

QIAGEN IN 2010 Making Improvements in Life Possible

by the end of 2012. QIAGEN’s automation platforms, including QIAsymphony RGQ, will offer customers the opportunity to develop complete workflows in food testing laboratories, just as is possible today in forensics.

“We set a strategic course in 2010 to sustain, and even increase, our pace of growth in Applied Testing. We have quite a few plans for 2011 and will continue to work on expanding our portfolio, particularly in veterinary testing,” Dr. Hauffe said. “This will come through a mixture of our own development initiatives as well as targeted acquisitions and strategic partnerships. We are committed to developing new markets and application opportunities for our technologies.”

Pharma – better, safer medicines faster

Partnerships are the key to success in other fields as well – in the global pharmaceutical industry, collaborations are changing everything. The hundreds of scientists at WuXi AppTec in Shanghai understand this all too well. On WuXi’s 100,000 square-meter campus in Shanghai, scientists are researching molecular foundations of diseases, as well as active ingredients, development of medications and potential side effects of the new agents. The special factor: WuXi runs all of these projects not in its own name, but on behalf of national and international pharma companies, which are increasingly calling upon the services of contract research organizations such as WuXi to streamline and accelerate their development processes. Partnering relationships clearly are the foundation for the business model.

“We set a strategic course in 2010 to sustain our pace of growth in Applied Testing.”

Dr. Dietrich Hauffe, Vice President and Head of Applied Testing

Here in Shanghai, the economic trends of the pharmaceutical industry – including consolidation, outsourcing and efficiency enhancement – are driving collaboration between major companies and external service providers. Under the pressures of rising costs and risks, large portions of research and development are increasingly migrating to external organizations such as WuXi. Pharma companies are strengthening in-house pipelines through selective purchases or alliances with start-up firms that lack the capacity to conduct clinical studies or to market their promising medications.

Transforming R & D Processes

Against this backdrop, the R & D process itself is changing. Rapid advances in the decoding of molecular mechanisms for diseases are leading to the creation of an increasing number of medications. These drugs intervene in the human body at the level of individual molecules, attempting to influence gene activity or signal-forwarding in cells. The implication is that the entire research and development process – from the early phase of active ingredient development to clinical studies and approvals – is now driven mainly by molecular technologies.

A departure from the old entrenched approaches to molecular sampling and testing technology is desperately needed, believes Dr. Ted van der Lende, QIAGEN’s Sales Director Pharma for Europe & North America. Ever greater investment in research and development is producing an ever smaller number of marketable products – there is a huge innovation gap. The 100 largest pharmaceutical groups pumped a total of $107 billion into their research pipelines in

QIAGEN Annual Report 2010	33

2009. But only 21 drugs were approved in 2010 in the U.S., the largest healthcare market in the world, a rate similar to recent years. Pharma companies and societies are subjecting the risk-benefit profile of new medications to increasingly critical review due to exploding healthcare costs.

Faster Development

This is where QIAGEN’s portfolio of molecular sampling and testing products comes in.

“Our technologies can help identify individual target molecules for therapies, thereby developing more efficient potential active agents,” Dr. van der Lende said. “Molecular tests can also be used to determine the precise risk-benefit profile for specific patient groups.” Molecular testing in drug development not only reduces the risks of side effects, but also allows a more focused approach to the approval of new medications based on personalized medicine. Pharmaceutical companies thus benefit from faster development cycles, significantly lower costs and greater chances of success in the approval of new drugs.”

Since the beginning of 2010, WuXi AppTec has been relying on integrated solutions by QIAGEN to help the company in discovering and validating biomarkers, as well as identifying target molecules for new active ingredients. “QIAGEN’s great strength lies in the fact that we can offer our customers integrated complete systems for the whole range of pharmaceutical research that cover all workflows in the laboratory, and at the same time are individually tailored to their specific issue,” Dr. van der Lende said.

An important step in strengthening this competence was QIAGEN’s 2010 integration – ahead of schedule – of SABiosciences Corporation following its acquisition in 2009. The market launch of more than 100 test panels developed by SABiosciences allows users in biomedical research to comprehensively analyze signaling pathways in the cell, which are associated both with normal physiological events and various diseases. The customer only needs to decide which diseases or events in the cell are of interest. QIAGEN supplies the appropriate test panels to selectively analyze all of the molecules involved. “Instead of tediously looking for a suitable solution, our customer simply tells us what his question is. We then hand him the right tool to answer this question,” Dr. van der Lende said.

The result is to significantly advance the identification and validation of relevant molecular targets and biomarkers. These biomarkers can be used to select suitable patients for clinical studies in drug development and then, in collaboration with pharmaceutical companies, can be developed as companion diagnostics in conjunction with therapies for Personalized Healthcare. QIAGEN technologies create significant synergies for all parties.

Academia – secrets of life and health

Advances in basic research open the door to entirely new approaches in the life sciences. The world-renowned Mayo Clinic is one place where the breakthroughs of academic science don’t have far to go to influence the practical treatment of patients. Here in Rochester, Minnesota, a small city on the prairie a few hours’ drive from the Canadian border and the Great Lakes, the Mayo headquarters fills two enormous building complexes. Under one roof, almost 30,000 scientists, doctors, students and other employees provide clinical care in examination, treatment and operating rooms; study and teach in the lecture halls of a medical and graduate school that trains M.D.s and Ph.D.s; and conduct cutting-edge research in the most modern research and diagnostic laboratories. At Mayo, what is conceived and researched in the laboratory can be integrated a few halls away into the treatment of patients – one reason more than 500,000 patients a year seek out the medical expertise of Mayo and its branches in Florida and Arizona.

34	QIAGEN Annual Report 2010

QIAGEN IN 2010 Making Improvements in Life Possible

A case in point is the work Mayo is doing on microRNAs, or miRNAs – a class of nucleic acids encompassing approximately 1,000 molecules, which are important in controlling gene activity in the human body. Here in Rochester, scientists are pursuing the question of what precise role miRNA molecules play in diseases such as cancer, Alzheimer’s, hepatitis C, heart failure and schizophrenia. And they are achieving some success: A link between certain miRNAs and aggressive forms of prostate cancer was recently proven. It is also now known that miRNAs can be used as early indicators and thus biomarkers for organ damage due to medications. Such findings from academic research help not only the doctors at Mayo, but also numerous companies engaged in the development of safe medications and innovative diagnostics.

“There are countless examples of how breakthroughs in academic research help in the development of commercial applications in other markets,” said Karin Schulz, Vice President Head of Global Product Management Life Science at QIAGEN . “In the life sciences, academic research is undeniably the most important source of innovation. New trends are initially evidenced in this market, and standards are established first in the academic setting. It is precisely for this reason that proximity to academic research is of key importance to QIAGEN as a company.”

Roots in Academia

QIAGEN has been firmly rooted in the academic market since its establishment in 1984. The first focus of QIAGEN was on revolutionizing the then extremely time-consuming extraction and purification of nucleic acids, and our technologies smoothed the way to rapid progress in molecular biology. Then QIAGEN expanded into molecular testing technologies and, based on these core competencies, into other markets. QIAGEN is continuing the tradition today by working hand-in-hand with leading research scientists in developing and implementing innovative molecular sample preparation and testing technologies that facilitate new scientific breakthroughs.

QIAGEN Annual Report 2010	35

Innovative technologies such as pyrosequencing help academic researchers to achieve scientific breakthroughs and enhance our understanding of life.

DNA sequencing technologies are now playing an important role in academic research, and QIAGEN offers a technology for future generations in the form of pyrosequencing, which enables the decoding of short to medium-length DNA sequences. Pyrosequencing is also useful for directly recording and quantifying so-called methylation patterns – chemical modifications of DNA , which serve as on-off switches for individual genes. As the single proven technology in this field, pyrosequencing is of core significance in epigenetic research. Scientists are looking to pyrosequencing, among other things, for answers in the early identification and treatment of cancer.

In 2010, QIAGEN experienced significant success in expanding these activities. “Since the acquisition of pyrosequencing in 2008, we have more than doubled the number of installed systems, and in 2010 we saw double-digit growth in this area,” Schulz said. New products that enhance the value of the pyrosequencing platform for research applications, especially in oncology and microbiology, have contributed to this success. These include special testing procedures for the analysis of DNA methylation patterns, which QIAGEN launched in 2010 for the entire human epigenome. The technologies offer a comprehensive portfolio of tests to verify mutations in cancer-relevant genes, such as KRAS, EGFR and BRAF, which QIAGEN continues to expand with additional biomarkers such as MGMT and UGT 1A1.

QIAGEN also addressed the strong interest in sequencing technologies with the SeqTarget product series, a dedicated solution for the preparation of samples in sequencing applications, in 2010. QIAGEN ’s technology permits targeted accumulation of even longer DNA sections, which significantly speeds up the analysis process, while making it more efficient. New products for extraction of genetic information from tissue samples, which have previously been treated with paraffin and formalin, are also used in sample preparation.

36	QIAGEN Annual Report 2010

QIAGEN IN 2010 Making Improvements in Life Possible

Treatment with paraffin and formalin allows long-term storage of samples in tissue banks, but hampers the extraction of DNA and other molecules for later analysis, particularly as frequently there is only a small amount of material available. QIAGEN’s new products facilitate this process by maximizing the yield of genetic information and thus increasing the reliability of results – a big advantage for cancer research and other fields.

QIAGEN – innovations for the molecular revolution

The demand for innovative molecular technologies shows no sign of abating, but instead seems to accelerate – not just in academic research, but across all of QIAGEN’s customer classes.

“Innovation will always remain the foundation for driving growth in our industry,” said Dr. Schorr, who has decades of experience in molecular biology and has played a key role in the development of many novel ideas into commercialized products. “Every new idea is not just a response to the wishes and requirements of our customers, but it can also create pathways for completely new applications. All of these activities will further advance the dissemination of molecular technologies.”

Driving Innovation and Growth

This dynamic has contributed to QIAGEN’s rapid growth during the past 25 years, including a 700% increase in sales during the last 10 years Consistently high investment in R&D – which represents approximately 12% of QIAGEN’s sales – is essential to this growth strategy. And the innovation formula works: The output of Dr. Schorr’s team has been on average 70 to 90 new products annually for a number of years, contributing to QIAGEN’s organic growth.

Key factors in this growth, Dr. Schorr said, are QIAGEN’s proven innovation cycles that go beyond just the work of scientists to also include from the beginning marketing specialists, production managers and colleagues who monitor the implementation and marketing of these innovations.

Dr. Schorr and all of his more than 3,600 colleagues around the world are well-equipped for future challenges: “The limits of the molecular revolution are unimaginable. In principle, our job is simple – we want to transform this complex knowledge into technologies that can be used by people around the world to make improvements in life possible.”

700%

increase in QIAGEN’s

sales during the last

10 years

QIAGEN Annual Report 2010	37

APPLIED TESTING

HOW DO WE SECURE OUR FOOD SUPPLIES AND PROTECT PUBLIC SAFETY?

APPLIED TESTING

NEW APPLICATIONS FOR MOLECULAR TESTING

Applied Testing represents all areas not related to human healthcare and academic or pharmaceutical research. This segment primarily involves human identification and forensics as well as veterinary and food testing.

Customers include law enforcement agencies and governmental protection laboratories, animal health organizations and veterinary testing laboratories, food safety bodies and large food makers as well as many private and governmental laboratories.

QIAGEN supports the entire laboratory workflows of these customers from initial sample preparation to final result based on these dedicated assay portfolios:

- *investigator* for human ID and forensics
- *mericon* for food testing
- *cador* for veterinary testing

2010 SALES DISTRIBUTION AND GROWTH RATES

30%
Veterinary (>+15%)
40%
Food&Other (>+40%)
30%
Human ID (>+15%)

Source: QIAGEN estimates

2010 HIGHLIGHTS

QIAGEN significantly expanded the product offering to these customers:

- Human ID and forensics Launch of more than 10 new tests that address new European standards and enable the analysis of heavily damaged traces using novel genomic markers.
- Food testing Acquisition of 70 PCR-based tests from ifp, a Berlin-based food testing company. First assays were launched in late 2010. Tests will allow for the detection of pathogens, genetically modified organisms, allergens and other contaminants.
- Veterinary testing Point of Need testing platforms are chosen to support an international pilot project of the UN Food and Agriculture Organization and the International Atomic Energy Agency to contain widespread livestock diseases in 35 developing countries.

GROWTH STRATEGY

Molecular technologies are disseminating in everyday life. Standardization and automation of laboratory workflows are making advanced methods more efficient, reliable and easy to use for a growing variety of applications.

QIAGEN is at the forefront of offering automated platforms that cover entire workflows and address different processing capacity demands. We have built a broad menu of assays and continue to add new products to our dedicated assay portfolios.

We are exploring opportunities to expand the use of our portable testing platforms and to develop novel applications in areas such as biosecurity and agricultural testing.

» TESTS WILL BECOME

EASIER TO PERFORM,

AND MANY MORE LABS

WILL BE CAPABLE OF

DOING THEM «

Andrew Soldan, Commercial Director & Head of

VLA Scientific, Veterinary Laboratories Agency,

Addlestone, Surrey, UK

What impact have molecular technologies had on your work?

The biggest impact has been in allowing more rapid diagnosis of animal disease, both for common diseases and in exotic disease outbreaks. Molecular testing allows us to detect infectious agents much faster than traditional viral or bacterial cultures.

What concrete benefits do molecular technologies offer over traditional methods in your specific field?

Results are available much faster. Positive results are obtained even when the infectious agent is nonviable or when the animal has been treated with antibiotics. In many cases, molecular tests have proven to be cheaper than traditional agent identification, and in some circumstances sample pooling has further reduced the cost per sample. For some disease agents, our molecular tests have been able to be more definitive than traditional methods – for example, where one strain of a bacteria or virus is a common incidental finding and another strain causes disease.

What is needed to drive their further adoption?

Further simplification of methodologies and less expensive equipment. This will allow smaller laboratories to run efficient and high-quality molecular tests.

Where do you see future potential for veterinary diagnostics?

I think molecular tests will increasingly be used in place of traditional bacterial cultures. Tests will become easier to perform, and many more labs will be capable of doing them. I think isothermal amplification methods have a promising future and that sequencing will become much more routine.

Management Report

Business and operating environment

Overview

QIAGEN is the world’s leading provider of innovative Sample & Assay Technologies. Our products and systems are playing a pivotal role in the molecular biology revolution by empowering customers to transform raw biological samples into valuable molecular information. QIAGEN technologies allow healthcare providers to detect disease and make treatment decisions, scientists to explore the secrets of life, and other professionals to apply advanced tools for a diverse range of needs that include human identification, veterinary medicine and food safety.

Our mission is to make improvements in life possible by enabling our customers to achieve outstanding success and breakthroughs in Molecular Diagnostics, Pharma and Academia, and Applied Testing.

Biological samples contain millions of molecules, but only a small portion of this material is typically of interest for specific medical or other applications. Sample technologies are used to collect biological materials and stabilize, extract and purify the molecule of interest. Assay technologies are then used to amplify and enrich this small amount of isolated material to make it readable and ready for interpretation. Sample & Assay Technologies operate in a highly synchronized manner.

QIAGEN began operations in 1986 by introducing to the emerging biotechnology sector a novel method that standardized and dramatically accelerated the extraction and purification of nucleic acids – biological molecules such as DNA (deoxyribonucleic acid) and RNA (ribonucleic acid) that are essential for life as carriers of genetic information.

Since the introduction of that first ready-to-use kit, which provided all the materials needed for simple, efficient and safe preparation of nucleic acids in bacteria, QIAGEN has expanded to become the global leader with a broad offering of Sample & Assay Technologies, as well as related automated systems.

Net sales of $1.1 billion in 2010 came from consumables and related revenues including sample & assay kits (86% of sales) and from automated systems and instruments (14% of sales). QIAGEN has achieved five-year compound annual growth rates of approximately 22% in net sales and 18% in net income through 2010, as reported under U.S. GAA P.

Our products are used in virtually all areas of science focused on advancing knowledge about the molecular basis of life. QIAGEN has become a trusted partner by enabling researchers to obtain exciting insights with products that are considered standards for quality and reliability. More than one billion biological samples are estimated to already have been prepared or analyzed using QIAGEN technologies in laboratories around the world.

QIAGEN has leveraged this leadership position in Sample & Assay Technologies to build a strong position in molecular diagnostics. The commercial application of molecular technologies is transforming healthcare by providing highly specific genetic information to guide prevention and treatment strategies. Molecular Diagnostics accounted for 47% of net sales in 2010. Our products are also increasingly used in Applied Testing – areas of molecular testing not related to human healthcare or research, such as human identification and forensics, food safety, and veterinary testing.

With a focus on innovation, QIAGEN now markets more than 500 core products that are distributed in many variations and combinations. We continually introduce innovative products to address new market opportunities or extend the life of existing product lines. In 2010, we launched 86 new products. Our objective is to expand our leadership position in all markets we serve.

QIAGEN has made a number of strategic acquisitions to focus our technology and product offerings. We have funded our growth through internally generated funds as well as through debt offerings and private and public sales of equity

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securities. QIAGEN shares are listed on the NASDAQ exchange under the ticker symbol “QGEN” and on the Frankfurt Prime Standard as “QIA.”

The company is registered under its commercial and legal name QIAGEN N.V. with the trade register (kamer van koophandel) of the Dutch region Limburg Noord under file number 12036979. QIAGEN N.V. is a public limited liability company (naamloze vennootschap) under Dutch law as a holding company. Our principal executive office is located at Spoorstraat 50, 5911 KJ Venlo, The Netherlands, and our telephone number is +31-77-320-8400.

As a holding company, QIAGEN conducts business through subsidiaries located throughout the world, including Europe, Japan, Australia, Americas and East Asia. Further information about QIAGEN can be found at www.QIAGEN.com.

Products

QIAGEN holds leadership positions in a wide range of customer classes for Sample & Assay Technologies. We offer more than 500 core sample & assay kits as well as a number of instrument solutions to fully automate the processing of almost all QIAGEN products used for sample preparation and the subsequent analysis. The terms “sample” and “assay” technologies define two phases of the process of unlocking valuable molecular information from raw biological materials, often in digital form:

•

Sample Technologies: QIAGEN has developed and advanced a broad range of technologies to extract and purify molecules of interest from biological samples such as blood, bone, tissue, etc. QIAGEN technologies ensure that a biological sample is consistently processed in a highly reproducible, standardized method with the highest level of quality before entering subsequent analysis with assay technologies.

•

Assay Technologies: Building on its leadership in sample technologies, QIAGEN has developed assay technologies that enable the analysis of various kinds of molecules from virtually any biological sample. Assay technologies make information contained in isolated molecules visible and available for interpretation. Assays are tailor-made to address the specific demands of various research areas and commercial applications. Open assay technologies include reagents that, when applied to a purified sample, allow the detection of molecules targeted by design of the customer. Closed assay technologies are preconfigured by QIAGEN to test for specific infectious disease targets such as influenza, hepatitis and herpes viruses, HIV or HPV.

These technologies provide two main categories of revenue streams for QIAGEN:

•

Consumables and related revenues (2010: 86% of sales) Consumable products, typically sample preparation or test kits, account for 85 – 90% of our business. To maximize customer convenience and reduce user error, these kits contain all necessary reagents and buffers, and a manual including protocols and relevant background information. Each kit is sufficient to support a number of applications, varying from one to more than 1,000 tests.

Major applications for QIAGEN consumable products are plasmid, DNA purification, RNA purification and stabilization; genomic and viral nucleic acid purification; nucleic acid transfection; polymerase chain reaction (PCR) amplification; reverse transcription; DNA cleanup after PCR and sequencing; DNA cloning and protein purification. Our validated PCR assays enable detection of viral or bacterial pathogens and parasites in humans and animals, as well as pharmacogenomic testing and genotyping.

Our largest-selling product is the digeneHPV test, a signal-amplified test regarded as the “gold standard” in testing for high-risk strains of the human papillomavirus (HPV), the primary cause of cervical cancer in women.

Related revenues include royalties, payments from technology licenses, and patent sales. A small part of revenue comes from custom services, such as whole genome amplification services, DNA sequencing, and non-cGMP DNA production on a contract basis.

•

Automated systems and instruments (2010: 14% of sales) Our instrumentation systems automate the use of Sample & Assay Technologies into efficient solutions for low-, medium- or high-throughput laboratories. These systems enable customers to perform reliable nucleic acid sample preparation, assay setup, target detection and other laboratory tasks. QIAGEN systems are highly flexible, but customers often use QIAGEN consumables for sample processing and molecular testing with our instruments.

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QIAGEN offers automated systems for all phases of testing, from sample to result. Among them:

•

QIAsymphony is an innovative, easy-to-use modular system offering features such as continuous loading, random access, and the ability to process an almost unlimited range of sample types. QIAsymphony received the Association for Laboratory Automation’s New Product Award (NPA) designation following its introduction in 2008. In September 2010, QIAGEN launched its highly flexible and automated QIAsymphony RGQ, an integrated system that sets new standards for molecular testing and incorporates all workflow steps from sample processing to detection. QIAsymphony RGQ gives customers access to the broadest menu of commercially available assays and allows them to run their own PCR-based laboratory-developed tests.

•

Rotor-Gene Q, the world’s first rotary real-time PCR cycler system, was developed by Corbett, which QIAGEN acquired and integrated into its operations in 2008. Real-time PCR reactions are assay technologies that make specific sequences of DNA and RNA in targets visible through amplification and quantifiable through real-time measurement. This system enhances QIAGEN’s options to offer Sample & Assay technology solutions spanning from sample to result, and is an important modular addition to the QIAsymphony system.

•

PyroMark is a high-resolution detection platform based upon the pyrosequencing technology acquired by QIAGEN in 2008. Pyrosequencing allows for the real-time analysis and quantification of genetic mutations and DNA methylation patterns down to the single base pair level, allowing users to identify even previously unknown mutations or variations in targeted DNA regions. This technology can also be employed in multiplex analysis for genetic and pathogen detection. Pyrosequencing plays a pivotal role in epigenetic research and can also be of great value to diagnostic laboratories running Personalized Healthcare and Profiling assays.

•

QIAcube, a sample processing instrument incorporating novel and proprietary technologies, allows users to fully automate the use of almost all of our products originally designed for manual processing of samples. The QIAcube received the New Product Award (NPA) designation of the Association for Laboratory Automation in 2007.

•

QIAxcel, designed to take the place of traditional slab-gel analysis, can replace tedious, time-consuming methods of nucleic acid separation in low- to high-throughput laboratories. QIAxcel provides unprecedented sensitivity and time to results for analysis of DNA fragments and RNA.

•

ESEQuant Tube Scanners are portable, battery-operated optical measurement devices based on technology developed by ESE GmbH, a privately held company that QIAGEN acquired in January 2010. These UV and fluorescence detection systems enable Point of Need testing in healthcare and Applied Testing markets. The ESE technology permits low-throughput molecular testing in physician practices, emergency rooms, remote field areas, and other settings where a laboratory infrastructure is not accessible and fast turnaround is required.

Customers

From the early days of the biotechnology revolution, QIAGEN believed that Sample & Assay Technologies for nucleic acids would play an increasingly important role in cutting-edge biology – and that major new commercial uses would develop for information extracted from DNA and RNA . We have been supplying customers since 1986 with innovative proprietary products for the analysis of nucleic acids.

QIAGEN focuses on four principal customer classes for Sample & Assay Technologies:

•

Molecular Diagnostics – enabling hospitals, physicians and other providers to save lives and fight disease. The commercial use of Sample & Assay Technologies in human healthcare has grown to provide approximately half of QIAGEN net sales.

•

Applied Testing – unlocking the potential of molecular information in testing fields not related to human healthcare, such as forensics, human identity, food safety, veterinary medicine, environmental testing and biosecurity.

•

Pharma – supporting gene-based drug discovery and development by pharmaceutical and biotechnology companies, including development of companion tests that can evolve into commercialized molecular diagnostic products.

•

Academia – providing tools for life sciences research, including major academic institutions and governmental laboratories, such as the National Institutes of Health (NIH) in the U.S. and major research-based universities and institutes around the world.

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The majority of QIAGEN technologies, whether automated platforms or consumables, are used by more than one of these customer classes. QIAGEN focuses on meeting the needs of customers across these markets with any or all of the technologies in our product portfolio.

Molecular Diagnostics

The ability of advanced diagnostic technologies to unlock molecular information from patients is changing the practice of medicine, while creating a significant and growing market for nucleic acid sample preparation and assay technology products. In recent years, the advent of polymerase chain reaction (PCR) and other amplification technologies has made the prospect of nucleic acid-based diagnostics feasible.

This new generation of Molecular Diagnostics can be used to identify microorganisms, cancer cells, bacteria and viruses by searching for their specific nucleic acid sequences – or to characterize previously unknown DNA sequences related to human diseases. To prove whether a disease is present in a patient, the unique sequence of the target nucleic acid causing the disease must be known, and either the sequence in the sample must be amplified (target amplification) or the signal from the DNA must be amplified (signal amplification) to facilitate detection. Potential commercial applications for Molecular Diagnostics include – among others – infectious disease detection in biobanks, HLA (human leukocyte antigen) typing for bone marrow and organ transplantation, and genetic testing for predisposition to cancers and other diseases.

The Molecular Diagnostics market, with sales of approximately $4.5 billion in 2009, is still a small part of the global in vitro diagnostics market, but it is the fastest growing segment at a projected compound annual growth rate of approximately 10 – 15% from 2009 through 2014. Market penetration is still low – only an estimated one in 10 hospitals in the United States currently conduct molecular diagnostics tests in their own laboratories, and adoption is even lower in many other geographic markets. Given the advantages of precise genetic information over traditional tests – and the transformative benefits of applications such as Personalized Healthcare – QIAGEN expects the molecular diagnostics market to provide significant growth opportunities over the long term.

Growth in the molecular diagnostics market is built upon four strategies for fighting disease, and QIAGEN is targeting each of these fields with a range of dedicated products and tailored marketing:

•

Prevention – using molecular technologies for screening in non-symptomatic patients, such as testing for the viral DNA of human papillomaviruses (HPV) as a preventive medicine strategy to protect women from cervical cancer.

•

Profiling – screening symptomatic patients to profile the precise type of disease, for example testing patients with flulike symptoms to confirm or rule out dangerous strains such as the influenza type A (H1N1) swine flu.

•

Personalized Healthcare – determining which patients are most likely to respond positively to particular therapies, such as a landmark QIAGEN test for mutations of the KRAS gene that influence the effectiveness of novel medicines for treatment of colorectal cancer.

•

Point of Need – enabling on-site diagnosis in physician practices, emergency rooms, remote field areas, and other settings where a laboratory infrastructure is not accessible and fast turnaround is required.

QIAGEN offers one of the broadest portfolios of molecular Sample & Assay Technologies, covering all of these areas in healthcare. Success in Molecular Diagnostics depends on the ability to analyze purified nucleic acid samples from a variety of samples, including blood, tissue, body fluids and stool, and on automated systems that can handle hundreds of samples concurrently. Other key factors are convenience, versatility, reliability and standardization of the nucleic acid processing and detection procedures.

One of the largest Prevention markets is screening for HPV, a viral infection that is the primary cause of cervical cancer, which kills about 300,000 women a year. We sell our HPV products in the United States primarily for the two FDA-approved indications: adjunctive primary screening with a Pap test for women age 30 and older, and follow-up testing of inconsistent Pap test results in women of any age. In Europe and the rest of the world, HPV testing is in varying stages of research and adoption, with most use limited to follow-up for inconsistent Pap test results. An increasing number of clinical trials are being conducted to explore the expanded

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use of HPV testing for prevention or follow-up treatment of cervical cancer. The potential global addressable market is estimated at more than $1 billion.

In Profiling, QIAGEN offers an extensive range of Sample & Assay Technologies for use in the diagnosis of patients for various infectious diseases, including HIV , hepatitis, tuberculosis and influenza. QIAGEN is expanding this portfolio of assays and intends to gain additional regulatory approvals in the coming years in various geographic regions, particularly the U.S. A key element of this global expansion will be the use of these assay technologies on QIAsymphony RGQ.

In Personalized Healthcare, QIAGEN has more than 15 collaborations under way with pharmaceutical and biotech companies for the co-development of companion diagnostics for Personalized Healthcare. QIAGEN partnerships include high-profile companies such as Amgen, Bristol-Myers Squibb / ImClone / Lilly, AstraZeneca and Boehringer Ingelheim. Additional collaborations and partnerships are currently in the pipeline. The first companion diagnostics are already being marketed in Europe, with regulatory submissions planned for 2011 in the U.S. A key element of the global expansion in this area is also the use of these assay technologies on QIAsymphony RGQ.

QIAGEN markets a range of automated systems designed for low-, medium-, and high-throughput nucleic acid sample preparation and handling tasks in laboratories performing molecular diagnostics tests. Nucleic acid samples purified on our instruments are ready for use in the demanding and sensitive downstream assays performed in molecular diagnostic applications. We offer closed and open assay technologies. Open assay technologies contain PCR reagents to identify molecules of choice. Closed assays, diagnostics with predefined targets, include multiplexing and other pathogen or genetic mutation detection assays such as tests for HIV , tuberculosis, influenza or hepatitis. We market assays directly to end customers via our sales channels, and selected assays through major diagnostic partners with complementary customer groups. In addition, we intend to enter into partnerships or other agreements with companies to broaden the distribution of our products.

Applied Testing

Demand is growing in Applied Testing – our term for the use of molecular Sample & Assay Technologies outside of human healthcare and research applications. Industry and government organizations use standardized sample preparation and assay solutions for human identification and forensics, food and veterinary testing. The value of genetic “fingerprinting” has been shown in criminal investigations involving DNA analysis, public policy compliance for food safety and genetically modified organisms (GMOs) and the use of these technologies to prevent or reduce the spread of pathogens in commercial livestock. Molecular testing can be performed by well-trained researchers in fully equipped laboratories, and increasingly also by less-trained personnel provided with easy-to-use, reproducible and standardized methods for point of need testing. Our manual DNA and RNA purification methods and the automated solutions on QIAsymphony, QIAcube, EZ1 Advanced, and other products, as well as our amplification enzymes and quantitative assays, address the needs in these markets.

Pharma

QIAGEN is a significant supplier for pharmaceutical and biotechnology companies. Drug discovery and development efforts increasingly employ genomic information, both to guide research in diseases and to differentiate the patient populations most likely to respond to particular therapies. Approximately half of QIAGEN sales in this customer class support research, while the remaining half of sales support clinical development processes, including the stratification of patient populations based on genetic information.

As new drugs are commercialized, testing technologies developed in parallel with those therapies can move from Pharma R&D into the commercial market as companion diagnostics, which would be marketed within Molecular Diagnostics. Healthcare professionals can then customize treatment by testing for specific genetic biomarkers that help to determine the safety and efficacy profiles of drugs in individual patients, achieving the best possible therapeutic results and avoiding unnecessary treatments. In the coming years, we expect a wave of newly discovered biomarkers and companion diagnostics to transform the treatment of an increasing number of diseases.

In addition to the broad portfolio of molecular Sample & Assay Technologies, QIAGEN brings to the Pharma market a full infrastructure for co-development programs, intellectual property on platforms and content, extensive regulatory experience, global reach in our sales channels, and independence as a company focusing exclusively on molecular Sample & Assay Technologies.

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Academia

QIAGEN provides Sample & Assay Technologies to leading research universities around the world. Many academic laboratories continue to utilize manual, labor intensive methods for nucleic acid separation and purification. Recognizing the opportunity to replace traditional methods with reliable, fast, highly reproducible, and high-quality nucleic acid extraction and purification technologies, QIAGEN has concentrated product development and marketing efforts on the research markets in industry and Academia.

The academic market also supports our presence in Molecular Diagnostics and the Pharma market. Research in university settings often helps in the development of specific technologies for targeted biomolecules, and academic research can also result in scientific publications that validate the usefulness of QIAGEN technologies for specific applications.

Geographic Markets

QIAGEN currently markets products in more than 100 countries. The following table shows total revenue by geographic market for the past three years (net sales are attributed to countries based on the location of the subsidiary making the sale, as certain subsidiaries have international distribution):

$1,000	2010	2009	2008
Net Sales
Americas:
United States	472,682	446,151	418,556
Other Americas	50,912	47,995	34,861

Total Americas	523,594	494,146	453,417

Europe	398,029	363,949	321,225
Asia Pacific and Rest of World	165,808	151,730	118,333

Total	1,087,431	1,009,825	892,975

Expansion in high-potential geographic markets is a core priority. QIAGEN has built a presence in China with about 350 employees, making it our third-largest country in sales. In January 2011, we created a new subsidiary in India, another of the world’s fastest-growing healthcare markets.

Recent Developments

QIAGEN achieved a number of strategic milestones in the development of our business in 2010:

•

In January, QIAGEN acquired ESE GmbH, a German developer and manufacturer of portable, battery-operated, “ultra-fast time to result,” multiplex UV and fluorescence optical measurement devices. ESE’s fluorescence detection systems for Point of Need testing in healthcare and Applied Testing (veterinary, food, forensics) enable low-throughput molecular testing in practices, emergency rooms, remote field areas, and other settings where a laboratory infrastructure is not accessible and fast turnaround is required.

•

In February, QIAGEN and Celera Corporation announced an agreement for QIAGEN to distribute a Celera molecular multiplex assay. The assay is the next-generation version of QIAGEN’s ResPlex II assay for the detection of respiratory pathogens. Multiplex assays allow testing for multiple different pathogens in a single run.

•

In April, QIAGEN acquired rights to 70 molecular food safety tests developed by the Berlin-based Institute for Product Quality (ifp), a specialized laboratory center for food analysis, and further strengthened the Applied Testing business. The tests acquired from ifp are based on widely used realtime PCR technology and cover a broad range of molecular targets that include genetic, bacterial, viral and other contaminants of foodstuffs. The tests can be fully automated using instruments such as QIAsymphony RGQ.

•

In July, QIAGEN completed European certification of its careHPV test to bring human papillomavirus (HPV) testing to public health programs in low-resource, developing countries. The CE conformity marking (“Conformité Européenne”) certifies that the careHPV test has met European Union consumer safety and health requirements, allowing the test to be distributed in developing countries that recognize the CE mark.

•

In September, QIAGEN launched its highly flexible automated solution QIAsymphony RGQ . This novel, integrated system sets new standards for molecular testing and incorporates all workflow steps from sample to detection. The QIAsymphony RGQ offers many features that create exceptional flexibility, such as continuous loading, random access, open channels for user-developed tests, the broadest menu of commercial assays as well as the ability to process an almost unlimited range of sample types. The platform thus provides laboratories with a system that transforms their work in the emerging field of Molecular Diagnostics.

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•

In October, QIAGEN and Abbott announced an agreement that strengthens both companies’ testing menus for automated in vitro diagnostic applications in the U.S. and Canada. Under the terms, QIAGEN will receive kits for a PCR-based molecular assay for HIV-1 viral load testing in the U.S. and Canada, which will be commercialized under QIAGEN’s brand. In addition, Abbott will provide a quantitative HCV (hepatitis C) test, which will be optimized and labeled for use on QIAGEN’s QIAsymphony RGQ platform and marketed under the Abbott brand in the U.S. and Canada. QIAGEN will supply Abbott with certain key products for a PCR-based HPV (human papillomavirus) test in the U.S. and Canada.

Research and Development

QIAGEN invests more in research and development – $126 million in 2010, or nearly 12% of sales – than most companies in our industry. We are committed to expanding QIAGEN’s global leadership in Sample & Assay Technologies as rapid advances in molecular biology open up new and useful applications.

Our strategy for innovation focuses on addressing significant unmet medical and scientific needs. We target our resources to develop the most promising Sample & Assay Technologies in Molecular Diagnostics, Pharmaceutical R&D, Academic Research and Applied Technologies – and to meet the needs of healthcare professionals and scientists in key geographic markets. Innovation at QIAGEN follows parallel paths:

•	Creating new systems for automation of workflows – platforms for laboratories, hospitals and other users of molecular Sample & Assay Technologies.

•	Expanding our broad portfolio of “content” – in particular, novel assays to detect and characterize molecular structures and biomarkers for disease or genetic identification.

More than 740 employees in research and development work in eight centers of excellence on three continents. Our comprehensive intellectual property portfolio spans more than 960 granted patents and more than 990 pending applications.

Innovations in instrumentation are strengthening our leadership in the automation of Sample & Assay Technologies and generating increased demand for QIAGEN consumable products. We continue to extend our modular, medium-throughput QIAsymphony platform, enabling hospitals and other customers to adopt or greatly expand their use of molecular diagnostics. Our new QIAsymphony RGQ , designed to allow fully integrated processing from initial sample to final result, was launched in late 2010. We also plan to integrate modules in the future for specialized needs such as pyrosequencing. The QIAensemble system, our next-generation high-throughput platform to automate the workflow for preventive screening, is in development.

QIAGEN is commercializing a deep pipeline of content: molecular assays for preventive screening and diagnostic profiling of diseases, tests for important biomarkers to guide personalized cancer therapies, and assays for a broad range of other targets. The U.S. introduction of QIAsymphony RGQ will be accompanied by an extensive development program involving more than 10 molecular assays. Regulatory submissions planned for 2011 include assays for the infectious diseases CMV (cytomegalovirus) and EBV (Epstein-Barr virus) as well as influenza. Development is set to begin in 2011 for assays involving the infectious diseases HIV-1, HBV and HCV. In October 2010, QIAGEN gained access to HIV-1 and HCV, among the most frequently performed molecular diagnostic tests in the U.S., through an agreement with Abbott. In 2011, we expect to complete the U.S. submission begun in 2010 for a breakthrough KRAS assay for use in selecting the most appropriate therapy for colorectal cancer patients. In addition, we are developing assays for specific applications in key markets such as China and Japan. The combined markets for QIAGEN’s current assay development portfolio total more than $1 billion in potential annual sales.

In addition, QIAGEN has invested in co-development of companion diagnostics for Personalized Healthcare through more than 15 collaborations with pharmaceutical and biotech companies. We have created a center of excellence in companion diagnostics in Manchester, U.K. These programs begin with development of targeted assays to assist our customers in the clinical development of new drugs by identifying patient populations most likely to respond favorably to specific therapies. The collaborations have potential to develop into companion diagnostics marketed commercially along with the new drugs.

Sales and Marketing

We market our products in more than 100 countries throughout the world. We have established subsidiaries in markets we believe have the greatest sales potential in the Americas, Europe, Australia and Asia. We have established a network

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of experienced marketing personnel and employ a field sales force of more than 1,300 people, who sell QIAGEN products and provide direct support to customers. A significant number of marketing and sales staff members are experienced scientists with academic degrees in molecular biology or related areas. We also have specialized independent distributors and importers.

Our marketing strategy focuses on providing high-quality products that offer customers unique advantages, coupled with commitment to technical excellence and customer service. We have developed a range of marketing tools to provide customers with direct access to technical support and to inform them of new product offerings, as well as to enhance QIAGEN’s reputation for technical excellence, high-quality products and commitment to customer service. One such tool is our technical service hotline, which allows existing or potential customers to discuss a wide range of technical questions regarding our products and related molecular biology procedures, via phone or email, with Ph.D. and M.Sc. scientists in our technical service group. Frequent communication with customers enables us to identify market needs, gain early insight into new developments and business opportunities, and address them with new products.

To enhance the knowledge base of clinicians and provide for physician-directed marketing of our products, we have sales representatives dedicated to educating physicians, nurses and other healthcare professionals about the benefits of HPV testing using QIAGEN technologies. Additionally, we have implemented direct to consumer (DTC) advertising designed to educate women about the link between HPV and cervical cancer and the availability of our HPV test.

We also distribute several publications, including our catalog, to existing and potential customers worldwide, providing new product information, product updates, and articles by customers and by our scientists about existing and new applications for our products. We hold numerous scientific seminars to present technical information at leading clinical, academic and industrial research institutes worldwide. We conduct direct marketing campaigns to announce new products or offer special sales promotions, and we offer personalized electronic newsletters that provide helpful hints and information for molecular biology applications. Our global call centers provide 24 / 7 customer service in various languages. Our website (www.QIAGEN.com) contains a full online product catalog and ordering system, as well as a host of support tools, scientific design tools and other resources. Some information is available on our website in French, German and Korean to support these markets. In addition, we have full Japanese and Chinese language versions of our site. Information contained on our website, or accessed through it, is not part of this Annual Report.

In addition to keeping customers informed of new product offerings, we offer an inventory consignment program. The QIAcabinet is a storage cabinet owned by the company and placed in customer laboratories at their request. Stocked with QIAGEN products, the QIAcabinet offers customers the convenience of immediate access, reducing reorder procedures and shipping costs. We monitor cabinet inventory and bill the customers at regular intervals as products are used. QIAcabinet increases our visibility in the laboratory and helps maintain our competitive position, while reducing distribution costs.

Seasonality

Our business does not experience significant, predictable seasonality. Historically, a significant portion of our sales has been to researchers, universities, government laboratories and private foundations whose funding is dependent upon grants from government agencies, such as the National Institutes of Health and similar bodies. To the extent that our customers experience increases, decreases or delays in funding arrangements and budget approvals, and to the extent that any of our customers’ activities are slowed, such as during times of higher unemployment, vacation periods or delays in the approval of government budgets, including the U.S. federal government’s budget, we may experience fluctuations in sales volumes during the year or delays from one period to the next in the recognition of sales.

Intellectual Property, Proprietary Rights and Licenses

We have made and expect to continue to make investments in intellectual property. In 2010, our purchases of intangible assets totaled $44.2 million. While we do not depend solely on any individual patent or technology, we are significantly dependent in the aggregate on technology that we own or license. Therefore, we consider protection of proprietary technologies and products one of the major keys to our business success. We rely on a combination of patents, licenses and trademarks to establish and protect proprietary rights. As of December 31, 2010, we owned 169 issued patents in the United States, 130 issued patents in Germany and 653 issued patents in other major industrialized countries. We have over

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990 pending patent applications. Our policy is to file patent applications in Western Europe, the United States and Japan. U.S. patents have a term of 17 years from the date of issue (for patents issued from applications submitted prior to June 8, 1995), or 20 years from the date of filing (in the case of patents issued from applications submitted on or after June 8, 1995). Patents in most other countries have a term of 20 years from the date of filing the patent application. We intend to aggressively prosecute and enforce patents and to otherwise protect our proprietary technologies. We also rely on trade secrets, know-how, continuing technological innovation and licensing opportunities to develop and maintain our competitive position.

Our practice is to require employees, consultants, outside scientific collaborators, sponsored researchers and other advisers to execute confidentiality agreements upon commencement of their relationships with us. These agreements provide that all confidential information developed by, or made known to, the individual during the course of the relationship is to be kept confidential and not disclosed to third parties, subject to a right to publish certain information in scientific literature in certain circumstances and to other specific exceptions. In the case of our employees, the agreements provide that all inventions conceived by individuals in the course of their employment will be our exclusive property.

Competition

We believe our primary competition in sample technology products involves traditional separation and purification methods, such as phenol extraction, cesium chloride density gradient centrifugation, and precipitation. These methods utilize widely available reagents and other chemicals supplied by companies such as Sigma-Aldrich Corp. and Roche Diagnostics GmbH (Applied Sciences Division). We compete with these methods through our innovative technologies and products, which offer a comprehensive solution for nucleic acid collection, pre-treatment, separation and purification needs as well as provide significant advantages in speed, reliability, convenience, reproducibility and ease of use.

We also experience competition in various markets from other companies providing sample preparation products in kit form and assay solutions. These competitors include, but are not limited to, Promega Corp., Millipore Corp., and Macherey-Nagel GmbH for nucleic acid separation and purification; Life Technologies Corp. and Promega Corp. for assay solutions; Life Technologies Corp. and Promega Corp. for transfection reagents; and Sigma-Aldrich Corp. and Fisher Scientific for protein fractionation products. We believe our proprietary technologies and products offer significant advantages over competitors’ products with regard to purity, speed, reliability and ease of use.

In our HPV franchise, we face competition from well-established diagnostic technologies, such as cytology, and from emerging HPV testing approaches, such as signal amplified testing, research-based PCR, other indicators of disease and other traditional testing methods developed by laboratories. Our competitors include companies such as Roche Diagnostics, Gen-Probe, Inc., and Hologic, Inc., which are developing and / or marketing FDA-approved HPV testing products, and manufacturers of liquid-based Pap tests, such as Hologic, Inc. and Becton Dickinson and Company. These tests, if approved by the FDA or non-U.S. regulatory authorities, may offer an alternative to our products. Considering the increasing acceptance of the importance of HPV testing, we expect competition to intensify.

The medical diagnostics and biotechnology industries are subject to intense competition. Some of our other products, such as tests for chlamydia, gonorrhea, hepatitis B virus, herpes simplex virus and cytomegalovirus, compete against existing screening, monitoring and diagnostic technologies, including tissue culture and antigen-based diagnostic methodologies. Our competitors for gene-based diagnostic probes include Roche Diagnostics, Abbott, Siemens and Gen-Probe. We believe the primary competitive factors in the market for gene-based probe diagnostics and other screening devices are clinical validation, performance and reliability, ease of use, standardization, cost, proprietary position, competitors’ market shares, access to distribution channels, regulatory approvals and availability of reimbursement.

We do not believe our competitors have the same comprehensive approach to Sample & Assay Technologies as QIAGEN or the ability to provide the broad range of technologies and depth of products and services that we offer. With our complete range of manual and fully automated solutions, we believe we offer the value of standardization of procedures and, therefore, more reliable results. We also believe our integrated strategic approach to Sample & Assay Technologies gives us a competitive advantage. The quality of sample preparation – a field in which we have a unique market and leadership position – is a key prerequisite for reliable molecular assay solutions, which increasingly are being applied in emerging markets such as Molecular Diagnostics and Applied Testing.

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Regarding our HPV test products, we believe we have a competitive advantage as a multitude of clinical trials, encompassing close to one million women, have validated that our HPV test products, used alone or in conjunction with the Pap test, demonstrate high clinical sensitivity and high negative predictive value for diagnosis of cervical disease and cancer. In addition to the industry-leading clinical performance of our assay, considering the high-volume needs of the HPV testing market, other competitive factors relate to automation, including performance and reliability, ease of use, standardization, cost, proprietary position and regulatory approvals.

Current and potential competitors may be in the process of seeking FDA or foreign regulatory approvals for their respective products. QIAGEN’s continued future success will depend in large part on our ability to maintain our technological advantage over competing products, expand our market presence and preserve customer loyalty. There can be no assurance that we will be able to compete effectively in the future or that development by others will not render our technologies or products non-competitive.

Suppliers

As part of our quality assessment procedures, we periodically evaluate the performance of our raw material suppliers, potential new alternative sources of such materials, and the risks and benefits of reliance on our existing suppliers. We buy materials for our products from many suppliers, and are not dependent on any one supplier or group of suppliers for our business as a whole. Raw materials generally include chemicals, raw separation media, biologics, plastics and packaging. Raw materials are generally readily available at competitive, stable prices from a number of suppliers. Certain raw materials are produced under our specifications, so we closely monitor stock levels to maintain adequate supplies. We believe we maintain inventories of raw materials at a sufficient level to ensure reasonable customer service levels and to guard against normal volatility in availability.

Government Regulations

We are not subject to direct regulation other than regulation generally applicable to businesses pursuant to various laws and regulations in effect in the different jurisdictions in which we operate, including laws and regulations applicable to environmental matters, such as the handling and disposal of hazardous wastes. Our research and development activities involve the controlled use of small amounts of hazardous materials, chemicals and radioactive compounds. Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by applicable regulations, such as the United States Occupational Safety and Health Administration, or OSHA, Hazard Communication and Occupational Exposure to Hazardous Chemicals in Laboratories standards, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result, and any such liability could have a material adverse effect on us.

We also comply with the OSHA Bloodborne Pathogens standard and the Center for Disease Control / National Institutes of Health Biosafety in Microbiological and Biomedical Laboratories standards for the handling of biological materials, and comply with the United States Department of Transportation and International Air Transport Association regulations for the shipping of our kits which contain materials classified as hazardous. There are other federal, state and local laws and regulations applicable to our business, including those of the United States Environmental Protection Agency and the Maryland Department of the Environment. However, we do not expect that compliance with governmental regulations to which we are subject will have a material effect on our capital expenditures, earnings or competitive positions.

International sales of in vitro diagnostics (IVD) and other medical devices are subject to the regulatory requirements of each country or defined economic region, such as the European Union. The regulatory review process varies from country to country and many countries also impose product standards, packaging requirements, labeling requirements and import restrictions on devices.

In the United States, IVDs are regulated by the FDA as medical devices. Medical devices are classified into one of three classes on the basis of the controls deemed by the FDA to be necessary to reasonably ensure their safety and effectiveness. Class I devices are subject to general controls, including labeling, premarket notification and adherence to FDA’s quality system regulations, which are device-specific good manufacturing practices. Class II devices are subject to general controls and special controls, including performance standards and postmarket surveillance. Class III devices are subject to most of the previously identified requirements as

QIAGEN Annual Report 2010	51

well as to premarket approval. Class I devices are exempt from premarket submissions to the FDA; most Class II devices require the submission of a 510(k) premarket notification to the FDA; and Class III devices require submission of a premarket approval application, or PMA. Most in vitro diagnostic kits are regulated as Class I or Class II devices and are either exempt from premarket notification or require a 510(k) submission.

A 510(k) notification must demonstrate that a medical device is substantially equivalent to another legally marketed device, termed a “predicate device,” that is legally marketed in the United States and for which a PMA was not required. A device is substantially equivalent to a predicate device if it has the same intended use and technological characteristics as the predicate, or has the same intended use but different technological characteristics, where the information submitted to the FDA does not raise new questions of safety and effectiveness and demonstrates that the device is at least as safe and effective as the legally marketed device. Most 510(k)s do not require clinical data for clearance, but a minority will. The FDA is supposed to issue a decision letter within 90 days of receipt of the 510(k) if it has no additional questions or send a first action letter requesting additional information within 75 days. Requests for additional data, including clinical data, increase the time necessary to review the notice. If the FDA does not agree that the new device is substantially equivalent to the predicate device, the new device is automatically classified as a Class III device for which a PMA will be required. However, the sponsor may petition the FDA to make a risk-based determination that the device does not pose the type of risk associated with Class III devices and down-classify the device to Class I or Class II.

Class III devices, such as our HC2 HPV Test, require the submission and approval of a PMA prior to product sale. The PMA process is more complex, costly and time-consuming than the 510(k) process. A PMA must be supported by more detailed and comprehensive scientific evidence, including clinical data, to demonstrate the safety and efficacy of the medical device for its intended purpose. If the device is determined to present a “significant risk,” the sponsor may not begin a clinical trial until it submits an investigational device exemption, or IDE, and obtains approval from the FDA to begin the trial. After the PMA is submitted, the FDA has 45 days to make a threshold determination that the PMA is sufficiently complete to permit a substantive review. If the PMA is complete, the FDA will file the PMA. The FDA is subject to a performance goal review time of 180 days from the date of a PMA filing, although in practice this review time is longer. Questions from the FDA, requests for additional data and referrals to advisory committees may delay the process considerably. The total process may take several years, and the FDA may also request additional clinical data as a condition of approval or after the PMA is approved. Product changes after approval typically require a supplemental submission with FDA review cycles ranging from 30 to 180 days.

Any products manufactured or distributed pursuant to FDA clearances or approvals are subject to pervasive and continuing regulation by the FDA, including recordkeeping requirements, reporting of adverse experiences with the use of the device, and restrictions on advertising and promotion. Device manufacturers are required to register their establishments and list their devices with the FDA and are subject to periodic inspections by the FDA and certain state agencies. Non compliance with applicable FDA requirements can result in, among other things, warning letters, fines, injunctions, civil penalties, recalls or seizures of products, total or partial suspension of production, refusal of the FDA to grant 510(k) or PMA approval for devices, withdrawal of 510(k) clearances and / or PMA approvals, or criminal prosecution.

Some of our test kits are sold for research use only in the United States. We do not promote these tests for clinical diagnostic use, and they are labeled “For Research Use Only” or RUO, as permitted by FDA regulations.

Receipt and maintenance of regulatory authorization to market and sell our products is vital to future success. In addition to seeking regulatory authorizations for our products, we work with other companies to seek regulatory clearance or approval for use of their products to provide the specimens necessary to perform our diagnostic tests. The time, money and resources required for new product clearances or approvals by the FDA and foreign authorities is unpredictable, and the necessary approvals or clearances may not be granted on a timely basis or at all. Delays or failure to receive such approvals or clearances could have a material adverse effect on our business, financial condition and results of operations.

Organizational Structure

QIAGEN N.V. is the holding company for more than 50 consolidated subsidiaries, the majority of which have the primary function of the distribution of our products and services on a

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regional basis. Certain subsidiaries also have research and development or production activities. A listing of our significant subsidiaries, all of which are wholly-owned, and their jurisdiction of incorporation, is included in Exhibit 8.1 to this Annual Report.

Property

QIAGEN’s production and manufacturing facilities for consumable products are located in Germany, the United States, China, and the United Kingdom. Our instrument production facilities are located in Switzerland. In recent years, we have made investments in automated and interchangeable production equipment to increase our production capacity and improve efficiency. Our production and manufacturing operations are highly integrated and benefit from sophisticated inventory control. Production management personnel are highly qualified, and many have advanced degrees in engineering, business and science. We also have installed and continue to expand production-planning systems that are included in our integrated information and control system based on the SAP R / 3 business software package from SAP AG. Worldwide, we use SAP software to integrate most of our operating subsidiaries. Capital expenditures for property, plant and equipment totaled $79.7 million, $52.2 million and $39.4 million for 2010, 2009 and 2008, respectively.

QIAGEN has an established quality system, including standard manufacturing and documentation procedures, intended to ensure that products are produced and tested in accordance with the FDA’s Quality System Regulations, which impose current Good Manufacturing Practice (cGMP) requirements. For cGMP production, special areas were built in our facilities in Hilden, Germany, and Germantown and Gaithersburg, Maryland. These facilities operate in accordance with cGMP requirements.

The consumable products manufactured at QIAGEN GmbH in Germany, and QIAGEN Sciences, Inc. and QIAGEN Gaithersburg, Inc., both in Maryland, are produced under ISO 9001: 2000, ISO 13485:2003 for Medical Devices, and ISO 13485:2003 CMDCAS, and the EC Directive 98 / 79 / EC for medical devices. QIAGEN Instruments AG in Switzerland, which produces the majority of our instrumentation product line, is also ISO 9001: 2000 and 13485:2003 certified. Our certifications form part of our ongoing commitment to provide our customers high quality, state-of-the-art Sample & Assay Technologies and to the development of our Total Quality Management system.

Our facilities in Hilden currently occupy a total of approximately 509,000 square feet, some of which is leased pursuant to separate contracts, the last of which expires in 2018. In two separate transactions between July 1997 and February 1998, we purchased a parcel of land directly adjacent to our existing German facilities, measuring approximately 568,000 square feet. During 2003, we completed a 115,000 square foot production facility and a 149,000 square foot administration building on this land. During 2005, we purchased our leased cGMP production facilities in Germany and began planning for a new logistics center in Hilden. Completed in 2007, the logistics center comprises approximately 61,000 square feet and cost approximately €9.0 mil-lion (approximately $13.1 million).

Our production capacity is increased through our manufacturing and research facilities in the United States. QIAGEN Sciences, Inc. owns a 27-acre site in Germantown, Maryland. The 200,000 square foot Germantown facility consists of several buildings in a campus-like arrangement and is intended to accommodate over 250 employees. There is room for future expansion of up to 200,000 square feet of facility space. We lease a facility in Gaithersburg, Mary-land, comprising a total of 150,000 square feet for manufacturing, warehousing, distribution and research operations.

In 2009, we purchased additional land adjacent to our facility in Hilden, Germany, for €2.5 million (approximately $3.2 million) and began construction to further expand our facilities for research and development and production. In 2010, we began construction on expansion of our research, production and administrative space in Germantown, Mary-land. These projects are expected to continue into 2012 at an estimated total cost of approximately $94.0 million, of which $33.5 million had been incurred as of December 31, 2010. We anticipate being able to fund these expansions with cash generated by operating activities.

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Performance review

Forward-looking and Cautionary Statements

This section contains forward-looking statements that are subject to risks and uncertainties. These statements can be identified by the use of forward-looking terminology, such as “believe,” “hope,” “plan,” “intend,” “seek,” “may,” “will,” “could,” “should,” “would,” “expect,” “anticipate,” “estimate,” “continue” or other similar words. Such statements are based on management’s current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. We caution investors that there can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors, including, but not limited to, the following: risks associated with our expansion of operations, including the acquisition of new businesses; variability in our operating results from quarter to quarter; management of growth, international operations, and dependence on key personnel; intense competition; technological change; our ability to develop and protect proprietary products and technologies and to enter into and maintain collaborative commercial relationships; our future capital requirements; general economic conditions and capital market fluctuations; and uncertainties as to the extent of future government regulation of our business. As a result, our future success involves a high degree of risk. For further information, please refer to the risk factors discussion in Item 3 of the Form 20-F filed with the U.S. Securities and Exchange Commission and available in the Investor Relations section of our website at www.QIAGEN.com.

Results of Operations

Overview

QIAGEN is the world’s leading provider of innovative Sample & Assay Technologies, based on independent market studies of United States and European market shares for our products and technologies. Our automated systems and consumable products empower customers to transform raw biological samples into valuable molecular information. Sample technologies are used to isolate DNA, RNA and proteins from any biological sample, such as blood or tissue. Assay technologies are then used to amplify and enrich isolated biomolecules, such as the DNA / RNA of a specific virus, making them readable and ready for subsequent analysis.

QIAGEN markets products in more than 100 countries throughout the world. We have established subsidiaries in markets that we believe have the greatest sales potential, including countries throughout Europe, Asia, the Americas and Australia. We also work with specialized independent distributors and importers. We employ nearly 3,600 people in more than 30 locations worldwide.

In 2010, net sales increased 8% to $1.1 billion compared to $1.0 billion in 2009, while operating income on a consolidated basis was $188.5 million, a 5% increase from $180.2 million in 2009.

We have achieved five-year compound annual growth rates of approximately 22% in net sales and 18% in net income through 2010, as reported under U.S. GAAP. We have funded our growth through internally generated funds, debt, and private and public sales of equity securities.

Recent Acquisitions

QIAGEN has made a number of strategic acquisitions since 2008, expanding our technology and product offerings as well as extending our geographic presence. These include:

•

In April 2010, we acquired assets related to food testing assays of the Institute for Product Quality (ifp), a company based in Berlin, Germany, which sells food, veterinary and environmental quality control assays. The transaction strengthened our Applied Testing customer class by adding 70 molecular food safety tests developed by ifp.

•

In January 2010, we acquired ESE GmbH, a German developer and manufacturer of portable, battery-operated, “ultra-fast time to result” multiplex UV and fluorescence optical measurement devices. ESE’s fluorescence detection systems for Point of Need testing in healthcare and in Applied Testing enable low-throughput molecular testing in physician practices, emergency rooms, remote field areas, and other settings where a laboratory infrastructure is not accessible and fast turnaround is required.

•

In December 2009, we acquired SABiosciences Corporation, based in Frederick, Maryland. SABiosciences holds a leading position in the design and commercialization of disease- and pathway-focused real-time PCR-based assay panels (PCR arrays), widely utilized in biomedical research and in the development of new drugs and diagnostics.

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•

In September 2009, we acquired DxS Ltd., a pioneer in having created the development and marketing of companion diagnostics that enable physicians to predict patient responses in order to make cancer therapies more effective. Headquartered in Manchester, U.K., DxS brings QIAGEN a portfolio of molecular diagnostic assays and related intellectual property, as well as a deep pipeline of companion diagnostic partnerships in oncology with leading pharmaceutical companies. With the acquisition, we have created a leading position in Personalized Healthcare and strengthened our overall strategic position in our Molecular Diagnostics customer class.

•	In August 2009, we acquired Explera s.r.l., a leading supplier in molecular diagnostics and personalized medicine in Italy.

•	In March 2009, we acquired a molecular diagnostics distribution business in China.

•

In October 2008, we acquired all assets of the Biosystems business from Biotage AB, a developer, manufacturer and distributor of products for genetic analysis and medicinal chemistry headquartered in Uppsala, Sweden. The transaction included purchase of the remaining 17.5% of the outstanding stock of Corbett Life Science Pty. Ltd. (Corbett).

•

In July 2008, we acquired 82.5% of Corbett, a developer, manufacturer and distributor of life sciences instrumentation headquartered in Sydney, Australia. Corbett is best known for developing the world’s first rotary real-time PCR cycler system, the Rotor-Gene™, used to detect real-time polymerase chain reactions (PCR) and make specific sequences of DNA and RNA targets visible through amplification and quantifiable through real-time measurement. Addition of this proprietary PCR detection technology extends our molecular testing solution portfolio and enhances our options to offer Sample & Assay Technology solutions spanning from sample to result.

•	In July 2008, we also acquired the minority interest of our Brazilian subsidiary, QIAGEN Brasil Biotecnologia Ltda.

•	In May 2008, we established QIAGEN Mexico via acquisition of certain assets of our former distributor, Quimica Valaner.

•

In February 2008, we acquired a business unit from Diagnostic Technology Pty. Ltd., located in Belrose, Australia, which relates to the distribution of products in Australia, New Zealand, Singapore and Malaysia.

Our financial results include the contributions of our recent acquisitions from the date of acquisition, as well as the costs related to the acquisitions and integrations, including costs related to the relocation and closure of certain facilities. Our results also reflect the benefits of our previous restructuring efforts, which have contributed to improved profitability as we continue to manage our operating costs.

Other Changes in 2010

During 2010, we determined that QIAGEN operates as one business segment in accordance with ASC Topic 280, Segment Reporting. Our decision-making process has evolved as a result of our continued growth, restructuring and streamlining of the organization, and revised internal budgeting and reporting approaches. Our chief operating decision maker (CODM) has now transitioned to making decisions on business operations and resource allocation based on evaluations of the QIAGEN Group as a whole. With revenues derived from our entire product and service offerings, it is not practicable to provide a detail of revenues for each group of similar products and services or for each customer group, as full discrete financial information is not available. Accordingly, we operate as one reporting segment. However, we do provide certain revenue information by customer class to allow better insight into our operations. This information is estimated using certain assumptions to allocate revenue among the customer classes.

On March 30, 2010, the U.S. President signed the Health Care and Education Reconciliation Act of 2010, which amended the Patient Protection and Affordable Care Act signed by the President on March 23, 2010 (collectively, the “Acts”). As a result of the Acts, a 2.3% excise tax will be imposed on the sale, including leases, of any taxable medical devices by the manufacturer, producer or importer of such devices. A “taxable medical device” is any FDA regulated device intended for human use. The excise tax will apply to U.S. sales of all taxable medical devices occurring after December 31, 2012. While we continue to evaluate the impact of the Acts, at the present time, we expect a net positive impact from the legislation effective 2013 due to the expected increase in net sales resulting from increased healthcare coverage, which will be partially offset by the excise tax.

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2010 Compared to 2009

Net Sales

In 2010, net sales increased 8% to $1.1 billion compared to $1.0 billion in 2009. The increase in net sales includes organic growth (4%) and sales from our recently acquired businesses (4%). Our 2010 and 2009 net sales include the results of operations for, as well as the effects of the acquisitions of DxS Ltd., acquired in September 2009, and SABiosciences, acquired in December 2009.

The increase in sales was the result of growth for our consumable products, which represented approximately 86% of total sales and included product, service, and license and technology sales including revenues from nonmonetary exchanges; and for instrumentation products, which represented approximately 14% of total sales. Sales of Sample & Assay Technologies, which include consumables and instrumentation, experienced growth rates of 8% and 7%, respectively, in 2010 compared to 2009.

The net sales growth was spread across all customer classes. In Molecular Diagnostics, which represents approximately 47% of our net sales, we achieved 8% growth in 2010 compared to 2009. In 2010, we experienced lower growth in sales volumes of molecular diagnostic assays than in periods prior to 2010 as a result of decreasing patient visits to healthcare providers. We expect the trend of fewer healthcare patient visits to continue into 2011. In Academia, which represents approximately 26% of our net sales, we experienced 8% growth in 2010 compared to 2009, in part due to increased purchases using stimulus funding provided under the American Recovery and Reinvestment Act (stimulus). We expect the positive impact from the stimulus package to continue into 2011. In 2009, we experienced higher sales volumes of certain swine flu-related products, which were not repeated in 2010, significantly impacting growth rates in Molecular Diagnostics and Academia. In Pharma, which represents approximately 21% of our net sales, we experienced 6% growth in 2010 compared to 2009. In Applied Testing, which represents approximately 6% of our net sales, we achieved 15% growth in 2010 compared to 2009.

We expect further growth building upon the introduction of new consumable products and instrumentation, including the QIAensemble and QIAsymphony platforms. We continually introduce new products to extend the life of our existing product lines as well as to address new market opportunities. In 2010, we launched 86 new products in the area of Sample & Assay Technologies.

A significant portion of our revenues is denominated in euros and currencies other than the U.S. dollar. Changes in currency exchange rates can affect net sales, potentially to a significant degree. Net sales were positively impacted by $0.2 million in currency exchange effects for 2010 as compared to 2009.

The continuing uncertainties of the current global economy represent a risk for us, and while we expect continued growth in our consumables and instrumentation businesses, future growth could be adversely affected and may be lower than our historical growth.

Gross Profit

Gross profit was $715.6 million, or 66% of net sales, in 2010, compared to $667.1 million, or 66% of net sales, in 2009. The dollar increase in 2010 compared to 2009 is attributable to the increase in net sales. Our consumable sample & assay products have a higher gross margin than our instrumentation products, and fluctuations in the sales levels of these products can result in fluctuations in our gross margin between periods.

Amortization expense related to developed technology and patent and license rights acquired in a business combination is included in cost of sales. The amortization expense on acquisition-related intangibles within cost of sales increased to $61.8 million in 2010 from $53.6 million in 2009, as a result of an increase in intangibles acquired in recent business combinations. We expect our acquisition-related intangible amortization to continue to increase as a result of our acquisitions.

In addition, during 2010, a total of $1.3 million was expensed to acquisition-related cost of sales in connection with the write-off of inventories made obsolete following an acquisition as well as the write-up of acquired inventory to fair market value as a result of business combinations. In 2009, this expense was $7.4 million. In accordance with purchase accounting rules, acquired inventory was written up to fair market value and subsequently expensed as the inventory was sold. Additionally, in 2009, we recognized a charge of $2.5 million to cost of sales related to the impairment of developed technology, which was triggered by the acquisition of DxS and the discontinuation of certain products.

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Research and Development

Research and development expenses increased by 17% to $126.0 million (12% of net sales) in 2010, compared to $107.9 million (11% of net sales) in 2009. Our business combinations, along with the acquisition of new technologies, have resulted in an increase in research and development costs. As we continue to discover, develop and acquire new products and technologies, we expect to incur additional expenses related to facilities, licenses and employees engaged in research and development efforts. Additionally, research and development costs are expected to increase as a result of seeking regulatory approvals, including U.S. FDA Pre-Market Approval (PMA), U.S. FDA 510(k) clearance and EU CE approval of certain assays or instruments. The increase in research and development expense was positively affected by $1.8 million of currency exchange impact in 2010. We have a strong commitment to innovation and expect to continue to make investments in our research and development efforts. Accordingly, we expect our research and development expenses to continue to increase, perhaps significantly.

Sales and Marketing

Sales and marketing expenses increased 9% to $267.5 million (25% of net sales) in 2010 from $244.8 million (24% of net sales) in 2009. Sales and marketing expenses are primarily associated with personnel, commissions, advertising, trade shows, publications, freight and logistics expenses and other promotional expenses. The increase in sales and marketing expenses in 2010, compared to 2009, is primarily due to our acquisitions of DxS in September 2009 and SABiosciences in December 2009. In addition, sales and marketing expenses include the costs of maintaining separate sales organizations addressing customers in Pharma and Academia, Applied Testing and Molecular Diagnostics. The increase in sales and marketing expense was positively affected by $0.4 million of currency exchange impact in 2010. We anticipate that sales and marketing costs will continue to increase along with new product introductions and continued growth in sales of our products, but we expect sales and marketing costs will, for the most part, grow at a slower rate than our overall revenue growth.

General and Administrative, Integration and Other

General and administrative, business integration, restructuring and related costs decreased by 5% to $110.0 million (10% of net sales) in 2010 from $115.9 million (11% of net sales) in 2009. The decrease in these expenses in 2010 is primarily the result of lower integration costs, partially offset by increased general and administrative expenses related to new businesses acquired in 2009 and restructuring efforts in 2010. We have continued to incur integration costs for businesses acquired, totaling approximately $10.1 million in 2010, compared to $21.5 million in 2009. In 2010, we incurred $7.4 million in restructuring costs related to internal restructuring of subsidiaries, including severance and retention costs. In connection with the integration of the acquired companies, we aim to improve efficiency in general and administrative operations. Additionally, general and administrative, integration and related costs decreased by $0.7 million due to currency exchange impact in 2010, compared to 2009. As we further integrate the acquired companies and pursue other opportunities to gain efficiencies, we expect to continue to incur additional business integration and restructuring costs in 2011. Over time, we believe the results of the integration and restructuring activities will continue to result in a decrease in our general and administrative expenses as a percentage of sales.

Acquisition-Related Intangible Amortization

Amortization expense related to developed technology and patent and license rights acquired in a business combination is included in cost of sales. Amortization of trademarks, customer base and noncompete agreements acquired in a business combination is recorded in operating expense under the caption “acquisition-related intangible amortization.” Amortization expenses of intangible assets not acquired in a business combination are recorded within cost of sales, research and development, or sales and marketing line items based on the use of the asset.

During 2010, the amortization expense on acquisition-related intangibles within operating expense increased to $23.5 million, compared to $18.2 million in 2009. The increase in expense is the result of an increase in amortized intangibles acquired in our recent business combinations. We expect acquisition-related intangible amortization to continue to increase as a result of our acquisitions.

Other Income (Expense)

Other expense was $15.4 million in 2010, compared to $7.9 million in 2009. The increase in total other expense in 2010 is primarily due to the 2009 gain from the sale of a cost-method investment and the impairment of a cost-method investment. During 2009, we sold our investment in a privately held company and realized a gain of $10.5 million.

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In 2010, total other expense is primarily the result of interest expense, partially offset by interest income, foreign currency gains and income from equity method investees.

Interest expense decreased to $27.8 million in 2010, compared to $29.6 million in 2009. Interest costs primarily relate to our long-term debt discussed in Note 15 in the accompanying notes to the consolidated financial statements. The decrease in interest expense is primarily due to a lower balance following a $50.0 million repayment on our term loan, as well as decreasing interest rates.

For the year ended December 31, 2010, interest income increased to $4.5 million from $3.5 million in 2009. The increase in interest income was primarily due to an increase in short-term investments.

Provision for Income Taxes

Our provision for income taxes is based upon the estimated annual effective tax rates. Fluctuations in the distribution of pre-tax income among our operating subsidiaries can lead to fluctuations of the effective tax rate in the consolidated financial statements. Our operating subsidiaries are exposed to effective tax rates ranging from zero up to approximately 42%.

In 2010 and 2009, our effective tax rates were 17% and 20%, respectively. The effective rate for 2010 is impacted by a higher percentage of pre-tax book income earned in the U.S. and partially offset by the substantial impact of discrete events of (8.4%) for 2010. In 2010, as a result of internal restructuring related to the foreign subsidiaries of the former Digene Corporation, a one-time deduction for bad debt and worthless stock was realized, which resulted in a $12.0 million tax benefit.

Foreign Currencies

QIAGEN N.V.’s functional currency is the U.S. dollar, and most of our subsidiaries’ functional currencies are the local currencies of the countries in which they are headquartered. All amounts in the financial statements of entities whose functional currency is not the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (1) assets and liabilities at period-end rates, (2) income statement accounts at average exchange rates for the period, and (3) components of shareholders’ equity at historical rates. Translation gains or losses are recorded in shareholders’ equity, and transaction gains and losses are reflected in net income.

The net gain (loss) on foreign currency transactions in 2010, 2009 and 2008 was $2.6 million, $5.6 million and ($0.2) million, respectively, and is included in other income (expense), net.

Derivatives and Hedging

In the ordinary course of business, we use derivative instruments, including swaps, forwards and / or options, to manage potential losses from foreign currency exposures and variable-rate debt. The principal objective of such derivative instruments is to minimize the risks and / or costs associated with global financial and operating activities. We do not utilize derivative or other financial instruments for trading or other speculative purposes. All derivatives are recognized as either assets or liabilities in the balance sheet and are measured at fair value with any change in fair value recognized in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures. In determining fair value, we consider both the counterparty credit risk and our own creditworthiness. To determine our own credit risk we estimate our own credit rating by benchmarking the price of our outstanding debt to publicly-available comparable data from rated companies. Using the estimated rating, we quantify our credit risk by reference to publicly traded debt with a corresponding rating.

Foreign Currency Derivatives As a globally active enterprise, we are subject to risks associated with fluctuations in foreign currencies in our ordinary operations. This includes foreign currency-denominated receivables, payables, debt and other balance sheet positions. We manage our balance sheet exposure on a group-wide basis primarily using foreign exchange forward contracts.

Interest Rate Derivatives We use interest rate derivative contracts on certain borrowing transactions to hedge fluctuating interest rates. We have entered into interest rate swaps in which we agree to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional principal amount.

We make use of ‘economic hedges’ – i. e., derivatives that do not have a formally designated hedging relationship – as well as ‘accounting hedges.’ All derivatives that qualify for hedge accounting are ‘cash-flow hedges.’ Further details of our derivative and hedging activities can be found in Note 6 to the consolidated financial statements.

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Liquidity and Capital Resources

To date, we have funded our business primarily through internally generated funds, debt, and private and public sales of equity. Our primary use of cash has been to support continuing operations and our capital expenditure requirements including construction of new facilities and acquisitions. As of December 31, 2010 and 2009, we had cash and cash equivalents of $828.4 million and $825.6 million, respectively. We also had short-term investments of $106.1 million at December 31, 2010. Cash and cash equivalents are primarily held in U.S. dollars, euros and Australian dollars, other than those cash balances maintained in the local currency of subsidiaries to meet local working capital needs. At December 31, 2010, cash and cash equivalents had increased by $2.8 million from December 31, 2009, primarily due to cash provided by operating activities of $250.8 million and offset by cash used in investing activities of $215.5 million and cash used in financing activities of $35.2 million. As of December 31, 2010 and 2009, we had working capital of $976.2 million and $957.9 million, respectively.

Operating Activities For the years ended December 31, 2010 and 2009, we generated net cash from operating activities of $250.8 million and $217.0 million, respectively. Cash provided by operating activities increased in 2010 compared to 2009 primarily due to increases in net income, depreciation and amortization, partially offset by a net decrease in the working capital accounts. The increase in net income and accounts receivable is primarily attributable to our 2010 sales growth, while the increase in depreciation and amortization is primarily due to our new acquisitions. The net decrease in the working capital accounts is primarily attributable to decreased accrued liabilities, primarily related to the fair value of derivatives as well as a decrease in payroll-related accruals. Because we rely heavily on cash generated from operating activities to fund our business, a decrease in demand for our products, longer collection cycles or significant technological advances of competitors would have a negative impact on our liquidity.

Investing Activities Approximately $215.5 million of cash was used in investing activities during 2010, compared to $341.7 million during 2009. Investing activities during 2010 consisted principally of $110.1 million invested in short-term investments, $79.7 million of cash paid for purchases of property and equipment, primarily in our ongoing construction projects in Germany and the U.S., as well as cash paid for acquisitions and intangible assets. During 2010, cash paid for acquisitions, net of cash acquired, totaled $37.0 million and included cash paid for acquisitions made in 2010 as well as milestone payments from previous acquisitions. In 2010, cash paid for intangible assets totaled $44.2 million, including amounts in connection with our next-generation HPV platform, QIAensemble, and related products. These investing activities were partially offset by $44.0 million from the sale of short-term investments. Additionally in 2010, we received proceeds of $15.5 million from the 2009 sale of an investment in a privately held company, and we invested approximately $7.5 million in equity investments.

In 2009, we purchased the land and building adjacent to our facility in Hilden, Germany, for €2.5 million (approximately $3.2 million), and in August 2009 we began construction to further expand the German facilities for research and development and production space. In addition, we are expanding our Germantown, Maryland, facility for production and administrative space, beginning in June 2010. These expansion projects are expected to continue into 2012 at an estimated total cost of approximately $94.0 million. We anticipate that we will be able to fund such expansions with cash generated by operating activities.

In connection with certain acquisitions, we could be required to make additional contingent cash payments totaling up to $85.4 million based on the achievement of certain revenue and operating results milestones as follows: $8.3 million in 2011, $16.3 million in 2012, $13.3 million in 2013, $2.7 million in 2014, and $44.8 million payable in any 12-month period from now until 2015 based on the accomplishment of certain revenue targets, the launch of certain products or the grant of certain patent rights. Of the $85.4 million total contingent obligation, approximately $28.7 million is accrued as of December 31, 2010.

Financing Activities Financing activities used $35.2 million in cash for the year ended December 31, 2010, compared to $629.2 million for 2009. Cash used during 2010 was primarily due to the repayment of $50.0 million of long-term debt and capital lease payments, partially offset by proceeds from debt as well as cash provided by the issuance of common shares in connection with our equity compensation plans and tax benefits from stock-based compensation. Cash provided during 2009 was primarily due to the sale of 31.625 million common shares, including 4.125 million common shares upon exercise of the underwriters’ overallotment option, in September 2009.

QIAGEN Annual Report 2010	59

We have credit lines totaling $160.8 million at variable interest rates of which insignificant amounts were utilized as of December 31, 2010. We also have capital lease obligations, including interest, in the aggregate amount of $26.9 million, and carry $873.0 million of long-term debt, of which $75.8 million is current as of December 31, 2010. As of December 31, 2010, we have drawn down $3.0 million under a loan which can be utilized for up to €12.7 million to finance our research and development projects in Germany. The loan bears interest at 3.5% and is due to be fully repaid by 2019 with repayments starting in 2011.

In July 2007, we signed a Syndicated Multi-Currency Term Loan and Revolving Credit Facilities Agreement with Deutsche Bank AG, Deutsche Bank Luxembourg S.A., and the lenders named in the syndication agreement. The lenders made available to us an aggregate amount of $750 million in the form of (1) a $500.0 million term loan, (2) a $100.0 million bridge loan, and (3) a $150.0 million revolving credit facility. Under the agreement, the $500.0 million term loan will mature in July 2012 with an amortization schedule commenced in July 2009. In July 2010 and July 2009, $50.0 million and $25.0 million were repaid, respectively. The $150.0 million revolving credit facility will also expire in July 2012. The $100.0 million bridge loan was utilized and repaid within the third quarter of 2007. We used the proceeds of the term loan and the bridge loan to pay the cash component of the Digene acquisition consideration, and the fees and expenses of the Digene offer and the merger. The revolving credit facility is available for general corporate purposes. The interest due on the $500.0 million term loan and the $150.0 million currently undrawn revolving credit facility is tied to the LIBOR benchmark and therefore variable. A $100.0 million portion of the $500.0 million term loan has been swapped into a fixed interest rate.

We have notes payable, which are the long-term borrowings of the proceeds from the issuances of $150.0 million senior unsubordinated convertible notes, with a 1.5% coupon due in 2024 through QIAGEN Finance (2004 Notes), and of $300.0 million 3.25% senior convertible notes (2006 Notes) due in 2026 through QIAGEN Euro Finance. QIAGEN Finance and Euro Finance are unconsolidated subsidiaries, which were established for this purpose. The 2004 Notes are convertible into our common shares at a conversion price of $12.6449, subject to adjustment, and the 2006 Notes are convertible into our common shares at a conversion price of $20.00, subject to adjustment. In connection with conversion of $5.0 million of the 2004 Notes, we repaid $5.0 million of the debt to QIAGEN Finance. At December 31, 2010, $145.0 million and $300.0 million are included in long-term debt for the amount of the notes payable to QIAGEN Finance and Euro Finance, respectively. The $145.0 million note payable has an effective rate of 2.16%, and had an original maturity in July 2011. We are in the process of refinancing the $145.0 million note with QIAGEN Finance, which will have a new maturity date no earlier than July 2012. The $300.0 million note payable has an effective rate of 3.97% and is due in November 2012. QIAGEN N.V. has guaranteed the 2004 and 2006 Notes, and has agreements with QIAGEN Finance and Euro Finance to issue shares to the investors in the event of conversion. These subscription rights, along with the related receivable, are recorded at fair value in the equity of QIAGEN N.V. as paid-in capital.

We expect that cash from financing activities will continue to be impacted by issuances of our common shares in connection with our equity compensation plans and that the market performance of our stock will impact the timing and volume of the issuances. Additionally, we may make future acquisitions or investments requiring cash payments or the issuance of additional equity or debt financing.

We believe that funds from operations, existing cash and cash equivalents, together with the proceeds from our public and private sales of equity, and availability of financing facilities, will be sufficient to fund our planned operations and expansion during the coming year. However, the global economic downturn may have a greater impact on our business than currently expected, and we may experience a decrease in the sales of our products, which could impact our ability to generate cash. The availability of debt financing has also been negatively impacted by the global credit crisis. If our future cash flows from operations and other capital resources are not adequate to fund our liquidity needs, we may be required to obtain additional debt or equity financing, or to reduce or delay our capital expenditures, acquisitions or research and development projects. If we could not obtain financing on a timely basis or at satisfactory terms, or implement timely reductions in our expenditures, our business could be adversely affected.

60	QIAGEN Annual Report 2010

MANAGEMENT REPORT Performance review

Off-Balance Sheet Arrangements

Other than our arrangements with QIAGEN Finance and Euro Finance as discussed above and in the notes to the consolidated financial statements, we did not use special purpose entities and do not have off-balance sheet financing arrangements as of, and during, the years ended December 31, 2010, 2009 and 2008.

Contractual Obligations

As of December 31, 2010, our future contractual cash obligations are as follows:

CONTRACTUAL OBLIGATIONS

	Payments Due by Period
Contractual obligations (in $ million)	Total	2011	2012	2013	2014	2015	Thereafter
Long-term debt	873.0	75.8	796.7	0.5	—	—	—
Capital lease obligations	26.9	3.6	3.9	4.1	4.3	4.6	6.4
Operating leases	60.5	14.0	12.1	9.3	7.9	6.2	11.0
Purchase obligations	101.4	54.8	17.0	15.1	13.9	0.4	0.2
License and royalty payments	10.9	1.1	1.2	1.4	1.4	1.4	4.4

Total contractual cash obligations	1,072.7	149.3	830.9	30.4	27.5	12.6	22.0

Included in the purchase obligations of $101.4 million is approximately $45.0 million in purchase commitments through 2014 related to our next-generation HPV platform as well as commitments for development agreements.

In addition to the above and pursuant to purchase agreements for several of our recent acquisitions, we could be required to make additional contingent cash payments totaling up to $85.4 million based on revenue and other milestones in 2011 and beyond.

Liabilities associated with uncertain tax positions, including interest, are currently estimated at $8.4 million and are not included in the table above, as we cannot reasonably estimate when, if ever, an amount would be paid to a government agency. Ultimate settlement of these liabilities is dependent on factors outside of our control, such as examinations by each agency and expiration of statutes of limitation for assessment of additional taxes.

QIAGEN Annual Report 2010	61

Human Resources

Overview

The skills, knowledge, dedication and passion of our employees are critical for the success of QIAGEN. We want to recruit, support and retain the best employees, offering performance-based remuneration, development opportunities and measures to balance work and family life. We are committed to diversity in our teams that reflect the various backgrounds of our business partners.

At the end of 2010, QIAGEN had 3,587 full-time equivalent employees, a 3% increase from 3,495 at the end of 2009. Total personnel expenses in 2010 were $334 million compared to $304 million in 2009.

Training and Retention

At QIAGEN, we recognize that employees are our most important resource. Their exceptional talent, skill, and passion are key to our long-term success and corporate value. Employee development is therefore viewed as an integral success factor in creating lasting value for our customers, patients, colleagues, partners, and shareholders.

QIAGEN has established a global Performance Enhancement System (PES) that creates a clear framework for regular, one-on-one review sessions in which managers discuss career development topics with each of their employees. These sessions include discussions of goals and their achievement, training needs and interests, career planning, organizational development, and the results of regularly performed “180° surveys.” Professional Training and Development at QIAGEN is an ongoing process reaching all employees, which cycles from PES to participation, review, follow-up, and back to PES.

Management Campus (MC)

This program, which is composed of two components, is designed to ensure the ongoing development of QIAGEN’s future management generations. MC I accelerates the careers of our professionals by providing insights into major management topics while focusing on individual development and business-related innovative actions. MC II is a senior executive program that is designed to invest in skill sets of QIAGEN’s senior managers.

QIAGEN Executive MBA Program

To support our future growth, QIAGEN offers employees the opportunity to participate in the QIAGEN Executive MBA Business Integration Program in cooperation with the University of Würzburg, Germany. The program provides professionals with a wide range of management skills and knowledge which are key to an executive career in the industry and at QIAGEN in particular. Participants study in an international environment with colleagues from around the world. Two modules are conducted with partner universities in the U.S.: at Boston University in Boston, Massachusetts, and at Florida Gulf Coast University in Fort Myers, Florida.

Compensation System

We have introduced frameworks for performance-based compensation, new equity-based compensation standards, and numerous incentive programs designed to stimulate new ideas and innovation. The bonus system integrates each and every employee, allowing the entire staff to benefit directly from our economic success. An equity incentive program is designed to induce share-holding employees to work for the long-term benefit of QIAGEN and to promote its sustainable success.

Work-Life Balance

QIAGEN introduced services to help employees balance their personal life with our dynamic and driven work environment, including in-house corporate childcare and sabbatical programs, as well as company-sponsored fitness and health facilities, and programs. Flexible working hours apply to all employees except for functions that require on-time presence.

Workplace Health

In today’s business climate, the health of employees is often directly related to the health of the company. Increased job satisfaction, improved morale, reduced injuries, and increased productivity are just some of the benefits which a healthy work environment can have. At its headquarters, QIAGEN regularly offers “health days” where all employees are invited to receive free counsel and to participate in screening and nutrition programs, medical check-ups, etc. QIAGEN provides in-house gyms open to all employees, sports courses coached by professional trainers, and on-site soccer fields and beach volleyball courts, all free of charge. All female employees have free access to screening for HPV, the primary cause of cervical cancer.

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MANAGEMENT REPORT Human Resources

Sustainability

Overview

QIAGEN follows a comprehensive approach to sustainability, aiming to reduce the environmental impact of our business, promote healthy and high-performance workplaces that enable professional and personal development, drive lasting growth, and help societies across the globe live better lives.

We believe that three dimensions – corporate citizenship, green development and economic progress – are closely interlinked, influencing and benefiting each other. We pledge to continually evaluate the potential impact of our business on these dimensions. Our commitment to sustainability will not stop when formal requirements are fulfilled. As a market and innovation leader in life sciences and molecular diagnostics, we strive to go above and beyond simply observing environmental and labor law regulations.

Corporate Citizenship

QIAGEN is committed to helping achieve sustainable improvements in the quality of life, which means facilitating access to our products for people around the world.

QIAGENcares

QIAGENcares is the cornerstone of a comprehensive corporate social responsibility program established by QIAGEN. With this platform, QIAGEN has created an umbrella for the support of initiatives that help to improve lives by aiding in the fight against diseases in which our products can play an important role, be it research, surveillance or diagnosis of diseases. Meetings with global health advocates and public health partners help to ensure efficient distribution of donations to appropriate recipients. QIAGEN has also issued a sponsoring policy which defines the selection process for donations and sponsorships of local initiatives. The policy lists budgets and criteria under which all localities can apply for funding to support local health, cultural, and social programs.

While QIAGENcares is open to a broad range of initiatives, the program includes a strong commitment to testing for human papillomavirus (HPV) infections. HPV is the primary cause of cervical cancer, a disease that claims nearly 300,000 lives every year, 80% of them in developing countries. As studies have shown, these lives could be saved if women had access to advanced screening methods.

QIAGEN has announced the donation of 1.5 million HPV tests to bring cervical cancer screening to the world’s developing nations. QIAGEN works closely with global health advocates and public health partners to select and serve appropriate recipient groups in the most effective manner.

Another initiative is the collaboration between QIAGEN and the Chittaranjan National Cancer Institute (CNCI) to provide free cervical cancer screening to 50,000 women in Kolkata, India. Screening is facilitated through mobile field clinics so that those most in need can be effectively reached for testing. The project began in 2009 and will last five years.

Additional aspects of QIAGEN’s commitment towards broader access to life-saving diagnostics include careHPV and donations for tests to cervical cancer screening projects in China. careHPV is a testing technology that has been specifically designed for low-resource settings. It was developed in collaboration with the health organization PATH, and partly financed by the Bill and Melinda Gates Foundation.

Green Development

Protecting the environment, health, and safety through our products has always been our hallmark. No other life sciences company has contributed more to the replacement of toxic elements in sample preparation than QIAGEN.

Global Environmental Health and Safety (EHS)

QIAGEN’s Executive Committee has appointed a global EHS coordinator who constantly manages and monitors the progress of emission reductions and improvements in the occupational health status of employees. The EHS coordinator consults with sites and submits proposals for the introduction of ecological products and manufacturing methods. The EHS coordinator reports directly to the Chief Executive Officer.

Operational Excellence

QIAGEN recently introduced the concept of QIAzen, a term created from the Japanese term KAIZEN, which means “continuous improvement.” More than 30 “QIAzen Assistants” are receiving training to identify potential to further improve our manufacturing organization, to initiate projects, and to monitor implementation within cross-functional teams. By constantly optimizing operational workflows in manufacturing and production, QIAGEN reduces transportation, saves electricity, and minimizes other impacts on our natural resources throughout the entire production process.

QIAGEN Annual Report 2010	63

Energy Savings Process

QIAGEN has an ongoing process for energy reduction. The facility management identifies potential savings, develops plans for realization, and monitors implementation. The process is a comprehensive routine that encompasses fields such as the installation of power-friendly equipment, selection of suppliers, and optimization of operational hours.

Paper Reduction

QIAGEN is a member of the Forest Stewardship Council (FSC). For the production of many printed materials, including packaging materials, the company has a policy to select suppliers that comply with the FSC standards for printing processes and well-managed forests. Reducing printed material and providing more links to online tools is a policy to support responsible paper consumption. We also introduced a “fax-to-email” system for orders. QIAGEN has decided to reduce the volume of distributed product catalogues by 50%, and publish it biannually instead of annually. A pilot is currently running to measure customer acceptance.

Packaging and Waste Reduction

QIAGEN’s procurement division has issued guidelines for suppliers requiring them to reduce packaging volumes by refraining from the use of PVC and other potentially hazardous materials. For packaging, the company uses biodegradable loose fill packaging made from 100% recycled polystyrene. At most sites, waste reduction and recycling are standard business practices – part of our commitment to conducting operations in a sustainable manner and in accordance with public regulations. Our headquarters recycles all cardboard, paper, batteries, and commingled materials. European sites collect and return all packaging waste carrying the “Green Dot,” in Europe.

QIAGEN is committed to enhancing the standards of our buildings to improve energy and water efficiency, air quality, and materials. Site expansions including new buildings at our regional headquarters in Germany and the United States include gold standard certifications under the U.S. Green Building Council’s LEED certification program. Improvements are also being applied to existing locations.

Energy Saving

QIAGEN is committed to saving energy. We run simulations to reduce energy consumption, and have installed sophisticated energy recovery and control systems that provide only the minimum of power required for operations. In our headquarters in the United States and Europe, we have installed light sensors in areas such as hallways, restrooms, storage areas, and parking decks to reduce electricity consumption. Lights installed in main facilities use only energy-saving LEDs. New heating, ventilation, and air conditioning (HVAC) systems. Furthermore, fluorescent fixtures are currently being replaced with lower-energy-use 28 watt bulbs, and all lights have been replaced with compact fluorescent light bulbs.

Water Consumption

Our main U.S. facilities uses process water produced during manufacturing to cool buildings. Hand-activated faucets have been installed in all restrooms, and all water coolers have been replaced with filtered water dispensers.

Transportation

Some manufacturing machines have been placed at suppliers’ sites to reduce transportation-related impact on the environment. At its headquarters, QIAGEN has doubled the number of bicycle stands, and introduced discounted train and bus tickets. The car pool includes vehicles with low emissions. At most sites, video conferencing systems have been installed to allow virtual team meetings.

Economic Progress

Only companies that are economically sustainable can achieve their strategic objectives. The economic contribution of a company, however, goes beyond creating value for shareholders – it has a catalytic impact on local and national economies by helping to create jobs, stimulating local economies, and contributing to the funding of public services.

Business Development

QIAGEN pursues a corporate strategy designed for long-term success. We focus on Sample & Assay Technologies and leverage this leadership position to drive innovation and growth. Most of these markets are underpenetrated, providing significant potential. This is particularly true for in vitro diagnostics, where new molecular methods are increasingly replacing traditional solutions. QIAGEN rigorously follows a stringent business development process to address high-growth opportunities. This strategy includes acquisitions and collaborations to support organic growth.

Compliance Program

QIAGEN has a comprehensive compliance program. It translates the Code of Business Conduct and accompanying specific corporate compliance policies, as well as applicable

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MANAGEMENT REPORT Human Resources

legal, regulatory, and ethical requirements into clear, precise, understandable guidelines for our employees. These policies are collected in a Global Employee Manual provided to all employees worldwide. QIAGEN offers a number of communication resources for compliance matters to our employees. We have established a hotline for reporting accounting-related concerns on an anonymous basis in good faith. We also offer a direct email and telephone hotline for our employees and regular training held by external as well as in-house legal and regulatory experts.

Corporate Governance

Conducting business lawfully, ethically and with high integrity are fundamental values and principles necessary for the long-term success of any company. QIAGEN takes this to heart and is deeply committed to ensuring compliance with these principles. To support our commitment, QIAGEN has established a Compliance Program under the leadership of the CFO and Chief Compliance Officer. The program is supported by a Compliance Committee that coordinates our efforts consisting of managers from Legal, Internal Audit, HR, and Regulatory functions. The Compliance Program is overseen by the Audit Committee of the Supervisory Board.

Innovation Management

QIAGEN’s kit innovation revolutionized molecular biology. Long-term success in life sciences, however, requires continuous innovation. QIAGEN understands innovation as a comprehensive, multi-level process that is organized cross-departmentally and transparently allowing for maximum planning and control. The process is initiated by specialized portfolio teams and reviewed by external expert teams from R&D, Marketing, Operations, Controlling, and Project Management.

Brand Management

Customer satisfaction and customer loyalty are the fundamental basis for long-lasting business success. Over the past quarter of a century, we have created the strongest brand in the industry and are committed to further developing this key asset. A brand management team is responsible for ensuring that the company strategy and desired customer perception are aligned. The team monitors and ensures consistency of the QIAGEN brand and its various elements. The brand team initiates enhancements to the image and oversees uniform implementation. Through this approach, QIAGEN ensures that the external brand image is consistent.

Future perspectives

Strategic Objectives

QIAGEN is playing a pivotal role in the molecular biology revolution by empowering customers to transform raw biological samples into valuable molecular information. We believe QIAGEN is in a strong position to take advantage of the significant opportunities thanks to our global leadership in Sample & Assay Technologies, which is underpinned by a stable and growing customer base, an excellent product portfolio and a pipeline of innovative projects.

QIAGEN believes the relevant global market for Sample & Assay Technologies totals approximately $70 billion. Among the growth drivers in the current business environment are ongoing breakthroughs and insights into molecular biology, new technologies to analyze molecular information, improvements in the quality and reductions in cost of healthcare using diagnostics, increasing demands for quality, and revenue streams made possible through consumable products.

We have grown substantially in recent years with a flexible strategy that includes developing innovative new products, partnering, and acquiring companies or technologies to complement our portfolio.

QIAGEN has established these strategic priorities:

•	Address high-growth markets (particularly molecular diagnostics)

•	Capitalize on industry-leading innovation

•	Execute on product pipeline

•	Expand geographic presence

•	Further improve operational efficiency

QIAGEN will continue to leverage our global leadership in Sample & Assays technologies to expand in all customer groups. Our strategies for the future are guided by the QIAGEN vision of making improvements in life possible through the use of our innovative products in a growing number of applications.

QIAGEN Annual Report 2010	65

PHARMA

HELPING TO CREATE BETTER AND SAFER DRUGS

QIAGEN supports gene-based drug discovery and development, including the development of companion diagnostic tests that can evolve into commercialized products.

Customers include large pharmaceutical companies, contract research and service organizations, and increasingly smaller pharmaceutical and biotechnology companies.

QIAGEN offers complete workflow solutions covering the entire R&D continuum, from early-stage research that includes identifying drug targets and potential biomarkers, through clinical development and stratification of patients based on genetic information.

BIOMARKERS IN TRIALS

280
300
250
200
150
100
50
0
2003
2004
2005
2006
2007
2008
2009
Number of Trials

Clinical R&D trials increasingly using genetic biomarkers
Source: QIAGEN analysis of Clinicaltrials.gov data

2010 HIGHLIGHTS

We significantly strengthened our product offering through the rapid integration of SABiosciences and DxS, both of which were acquired in 2009:

- Research A portfolio of PCR assay panels was launched to help explore and analyze entire biological pathways in cell signaling and diseases such as cancer, cardiovascular disorders and Alzheimer's disease.
- Development We strengthened our offering of biomarkers for target validation and stratification of patients in clinical trials. Some of these biomarkers could become molecular tests commercialized for use as companion diagnostics with new medicines.

GROWTH STRATEGY

QIAGEN provides advanced technologies for all stages of drug research and development. We facilitate the analysis of disease pathways and discovery of drug targets. Our technologies also help to identify and validate biomarkers, which enhances the prospects for success in clinical trials.

Our customized problem-solving approach and expertise are helping Pharmaceutical customers develop better and safer drugs more quickly. As the industry's structure continues to change, particularly through consolidation of major pharmaceutical companies, QIAGEN is supporting these customers in improving R&D productivity. Another key growth area is the increasing contributions of contract research and service organizations to R&D.

We also continue to pioneer new technologies, such as the increasingly important use of miRNA analysis in drug safety assessment.

» THE ADVENT OF

BIOMARKERS AND COMPANION

DIAGNOSTICS

WILL DRIVE THE DEMAND

FOR MOLECULAR

TECHNOLOGIES «

Dr Tony Jones, Business Development

Director at One Nucleus, Cambridge, UK

Which impact did molecular technologies have on the pharmaceutical industry?

The advent of molecular technologies such as protein engineering and expression systems contributed massively to an industrialization of pharmaceutical research through assay development and detection systems that allowed automated HTS screening, structure-based drug design and the rise in bio-therapeutics.

What concrete benefits do molecular technologies offer over traditional methods in this specific field?

These are primarily scalability of hard to study therapeutic targets, cost reduction due to better prediction of ADMET based on highly engineered in vitro systems and better disease target validation as detection technologies and reagents have improved.

What is needed to drive their further adoption?

The main driver of their further adoption will be the clear business benefit of their use. The advent of biomarkers and companion diagnostics will likely drive even greater demand for molecular technologies that can deliver metrics that strongly correlate with therapeutic efficacy.

Where do you see their future potential for pharmaceutical research and development?

Their future potential will be greatest in the areas of stratified and personalized medicines, enabling healthcare providers to manage the chronic diseases prevalent in an ageing population, such as diabetes, neuro-degeneration and cancer. The ability for molecular technology tools to enable prediction, management and targeted treatment of such medical conditions holds great market potential for their use.

Corporate Governance

QIAGEN recognizes the importance of clear and straightforward rules on corporate governance and, where appropriate, has adapted its internal organization and processes to these rules.

This section contains an overview of QIAGEN’s corporate governance structure and includes details of the information required under the Dutch Corporate Governance Code (the “Code”). The Code is applicable to QIAGEN N.V. (in the following also referred to as the “Company”), as it is a publicly listed company incorporated under the laws of the Nether-lands with a registered seat in Venlo, the Netherlands. The Code contains the principles and concrete provisions which the persons involved in a listed company (including Managing Board members and Supervisory Board members) and stakeholders should observe in relation to one another.

Corporate Structure

QIAGEN is a public company with limited liability (naamloze vennootschap) incorporated under Dutch law similar to a “Corporation” (Inc.) in the United States. QIAGEN has a two-tiered board structure. QIAGEN is managed by a Managing Board, which is supervised and advised by a Supervisory Board. It is in the interest of QIAGEN and all its stakeholders that each Board performs its functions appropriately and that there is a clear division of responsibilities between the Managing Board, the Supervisory Board, the general meeting of shareholders (“General Meeting”) and the external auditor in a well-functioning system of checks and balances.

Managing Board

General

The Managing Board is responsible for the management and the general affairs of QIAGEN as well as defining and achieving QIAGEN’s aims, strategy, policies and results. The Managing Board is also responsible for complying with all relevant legislation and regulations as well as for managing the risks associated with the business activities and the financing of QIAGEN. It reports related developments and discusses the internal risk management and control systems with the Supervisory Board and the Audit Committee. The Managing Board is accountable for the performance of its duties to the Supervisory Board and the General Meeting. The Managing Board provides the Supervisory Board with timely information necessary for the exercise of the duties of the Supervisory Board. In discharging its duties, the Managing Board takes into account the interests of QIAGEN, its enterprises and all parties involved in QIAGEN, including shareholders and other stakeholders.

Composition and Appointment

QIAGEN has also established an Executive Committee, of which four members currently serve as Managing Directors.

Our Managing Board currently consists of the following individuals:

Name	Age*
Peer M. Schatz
Managing Director, Chief Executive Officer	45
Roland Sackers
Managing Director, Chief Financial Officer	42
Dr. Joachim Schorr
Managing Director, Senior Vice President
Research and Development	50
Bernd Uder
Managing Director, Senior Vice President Global Sales	53

*	As of January 24, 2011

The Managing Board consists of one or more members as determined by the Supervisory Board. The members of the Managing Board are appointed by the General Meeting upon the joint meeting of the Supervisory Board and the Managing Board (the “Joint Meeting”) having made a binding nomination for each vacancy. However, the General Meeting may at all times overrule the binding nature of such

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GOVERNANCE Corporate Structure | Managing Board

a nomination by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half the issued share capital. Managing Directors are appointed annually for the period beginning on the date following the Annual General Meeting up to, and including, the date of the Annual General Meeting held in the following year.

Members of the Managing Board may be suspended and dismissed by the General Meeting by a resolution adopted by a two-thirds majority of the votes cast, if such majority represents more than half of the issued share capital, unless the proposal was made by the Joint Meeting, in which case a simple majority of votes cast is sufficient. Furthermore, the Supervisory Board may at any time suspend (but not dismiss) a member of the Managing Board.

Conflicts of Interest

Resolutions to enter into transactions under which members of the Managing Board could have a conflict of interest with QIAGEN, and which are of material significance to QIAGEN and / or the relevant member of the Managing Board require the approval of the Supervisory Board. QIAGEN has not entered into any such transactions in 2010.

Remuneration

The remuneration of the members of the Managing Board is determined by the Supervisory Board based on a proposal by its Compensation Committee. This process is done in compliance with the Remuneration Policy, which has been drafted taking into account the principles and best practice provisions of the Code. The current Remuneration Policy was adopted by the General Meeting on June 14, 2005.

The remuneration granted to the members of the Managing Board in 2010 consisted of a fixed salary and variable components. Variable compensation includes one-time and annual payments linked to business performance (bonuses) as well as long-term incentives containing risk elements that include, but are not limited to, stock options as well as other equity-based compensation and pension plans. Stock options granted to Managing Board members must have an exercise price that is higher than the market price at the time of grant. The variable part of the compensation is designed to strengthen the commitment of Managing Board members to QIAGEN and its objectives.

Year ended December 31, 2010

	Annual Compensation ($)
Name	Fixed Salary	Variable Cash Bonus	Other[1]	Total
Managing Board:
Peer M. Schatz	1,219,000	502,000	1,000	1,722,000
Roland Sackers	522,000	179,000	43,000	744,000
Dr. Joachim Schorr	341,000	124,000	23,000	488,000
Bernd Uder	345,000	134,000	14,000	493,000

[1]

Amounts include, among others, inventor bonus and relocation costs. We also occasionally reimburse our Managing Directors’ personal expenses related to attending out-of-town meetings but not directly related to their attendance. The value of such reimbursed personal expenses is reported above as “other.” Amounts do not include the reimbursement of certain expenses relating to travel incurred at the request of QIAGEN, other reimbursements or payments that in total did not exceed $10,000 or tax amounts paid by QIAGEN to governmental authorities in order to avoid double-taxation under multi-tax jurisdiction employment agreements.

Year ended December 31, 2010

	Long-Term Compensation
Name	Defined Contribution Benefit Plan	Stock Options	Restricted Stock Units
Managing Board:
Peer M. Schatz	$86,000	120,903	339,470
Roland Sackers	$89,000	39,564	106,179
Dr. Joachim Schorr	$33,000	18,665	50,091
Bernd Uder	$54,000	8,992	54,296

Further details on the composition of remuneration for the Managing Board, and the implementation of the Remuneration Policy during 2010 are disclosed in the Remuneration Report of the Compensation Committee as published on our website at www.QIAGEN.com.

QIAGEN Annual Report 2010	71

Supervisory Board

General

The Supervisory Board supervises the policies of the Managing Board, the general course of QIAGEN’s affairs and strategy and the business enterprises we operate. The Supervisory Board assists the Managing Board by providing advice relating to the business activities of QIAGEN. In 2010, the Supervisory Board had six regular meetings that were held with the attendance of the Managing Board, while certain agenda items were discussed exclusively between the Supervisory Board members. In discharging its duties, the Supervisory Board takes into account the interests of QIAGEN, its enterprise and all parties involved in QIAGEN, including shareholders as well as other stakeholders. The Supervisory Board is responsible for the quality of its own performance. In this respect, the Supervisory Board conducts a self-evaluation on an annual basis.

Composition and Appointment

The Supervisory Board consists of at least three members, or a larger number as determined by the Joint Meeting. Members of the Supervisory Board are appointed by the General Meeting upon the Joint Meeting having made a binding nomination for each vacancy. However, the General Meeting may at all times overrule the binding nature of such a nomination by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half the issued share capital.

The Supervisory Board shall be composed in a way that enables it to carry out its duties properly and enables its members to act critically and independently of one another and of the Managing Board and any particular interests. To that effect, the Supervisory Board has adopted a profile of its size and composition that takes into account the nature of our business, our activities and the desired expertise and background of the members of the Supervisory Board. The current profile of the Supervisory Board can be found on our website. The Supervisory Board has appointed a chairman from its members who has the duties assigned to him by the Articles of Association and the Code.

Members of the Supervisory Board are appointed for one-year terms for the period beginning on the day after the Annual General Meeting up to, and including, the day of the Annual General Meeting held in the following year. Members of the Supervisory Board may be suspended and dismissed by the General Meeting by a resolution adopted by a two-thirds majority of the votes cast, if such majority represents more than half of the issued share capital, unless the proposal was made by the Joint Meeting, in which case a simple majority of votes cast is sufficient.

The Supervisory Board currently consists of the following members:

Name	Age*
Prof. Dr. Detlev H. Riesner
Chairman of the Supervisory Board, Supervisory Director and
Chairman of the Selection and Appointment Committee	69
Dr. Werner Brandt
Supervisory Director and Chairman of the Audit Committee	57
Dr. Metin Colpan
Supervisory Director	55
Erik Hornnaess
Deputy Chairman of the Supervisory Board, Supervisory Director,
Chairman of the Compensation Committee, Member of the Audit
Committee and Member of the Selection and Appointment Committee	73
Prof. Dr. Manfred Karobath
Supervisory Director and Member of the Compensation Committee	69
Heino von Prondzynski
Supervisory Director and Member of the Audit Committee	61

Prof. Dr. jur. Carsten P. Claussen, who was appointed as nonvoting Special Advisor to the Supervisory Board and Honorary Chairman in 1999, passed away in 2010.

The following is a brief summary of the background of each of the Supervisory Directors. References to “QIAGEN” in relation to periods prior to April 29, 1996 refer to QIAGEN GmbH and its consolidated subsidiaries:

Professor Dr. Detlev H. Riesner, 69, is a co-founder of QIAGEN. He has been a member of the Supervisory Board since 1996 and was appointed Chairman of the Supervisory Board in 1999. In 2005, he was also appointed Chairman of the Selection and Appointment Committee. Professor Riesner has held the Chair of Biophysics at Heinrich-Heine-University in Düsseldorf since 1980 and retired in 2006. He has held the positions of Dean of the Science Faculty (1991 – 1992), Vice President of the University (Research) (1996 – 1999) and Director of Technology (1999 – 2006). In 2007, he became a

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member of the University’s board of trustees. Prior to that, he was Professor of Biophysical Chemistry at the Darmstadt Institute of Technology and served from 1975 to 1977 as Lecturer of Biophysical Chemistry at Hannover Medical School. He has held guest professorships at the Institute of Microbiology, Academia Sinica, Beijing; and the Department of Neurology at the University of California, San Francisco. He received his M.S. in Physics from Hannover Institute of Technology and his Ph.D. from the University of Braunschweig, with post-graduate work at Princeton University. Professor Riesner is a member of the Supervisory Board or a director of AC Immune S.A., Lausanne; Spinal Cord Therapeutics (formerly Neuraxo) GmbH, Erkrath; Evocatal GmbH, Düsseldorf; and DRK Blutspendedienst West, GmbH, Hagen. His memberships in the advisory boards of NewLab Bioquality AG and Direvo AG ended when the companies were sold in 2006. Prof. Riesner is also a member of the scientific advisory boards of the Friedrich-Loeffler-Institut, Isle of Riems; PrioNet, Canada; and Alberta Prion Research Institute, Canada.

Dr. Werner Brandt, 57, joined the Supervisory Board in 2007, and was appointed Chairman of the Audit Committee in this year as well. Dr. Brandt has been a member of the Executive Board and the Chief Financial Officer of SAP AG since 2001. From 1999 to 2001, he was a member of the Executive Board and Chief Financial Officer of the German-American healthcare company Fresenius Medical Care AG, where he also served as Labor Relations Director. From 1992 to 1999, Dr. Brandt was a member of the Managing Board of Baxter Deutschland GmbH and Vice President for European Operations. In this capacity, he was responsible for Baxter’s financial operations in Europe. Dr. Brandt began his career in 1981 at the former Price Waterhouse GmbH (now PricewaterhouseCoopers) in Frankfurt. He completed his Ph.D. in Business Administration at the Technical University of Darmstadt in 1991 after studying Business Administration at the University of Nuremberg-Erlangen from 1976 to 1981. Dr. Brandt is currently a member of the Supervisory Boards of Deutsche Lufthansa AG and Heidelberger Druckmaschinen AG.

Dr. Metin Colpan, 55, is a co-founder of QIAGEN and was Chief Executive Officer and a Managing Director from 1985 to 2003. Dr. Colpan has been a member of the Supervisory Board since 2004. He obtained his Ph.D. and M.S. in Organic Chemistry and Chemical Engineering from the Technical University of Darmstadt in 1983. Prior to founding QIAGEN, Dr. Colpan was an Assistant Investigator at the Institute of Biophysics at the University of Düsseldorf. Dr. Colpan has had wide experience in separation technologies, particularly the separation and purification of nucleic acids, and has filed many patents in the field. Dr. Colpan currently serves as a Supervisory Board member of Morphosys AG, Munich, and Qalovis Farmer Automatic Energy GmbH, Laer. Dr. Colpan previously served as Supervisory Board member of Ingenium Pharmaceuticals AG, GenPat77 Pharmacogenetics AG and GPC Biotech AG, all in Munich.

Erik Hornnaess, 73, has been a member of the Supervisory Board since 1998. He joined the Audit Committee in 2002, the Compensation Committee in 2005 and the Selection and Appointment Committee in 2007. He was appointed Deputy Chairman of the Supervisory Board in 2007. Mr. Hornnaess worked for Astra Pharmaceuticals from 1965 to 1979 in various management positions in Sweden, Australia, and Canada, and was General Manager for the Benelux region (Belgium, The Netherlands and Luxembourg) for the last three years of this period. In 1979, he joined Abbott Laboratories at its European Headquarters in Paris, and in 1982 he became Area Vice President of the Abbott Diagnostic Division in Europe, Middle East and Africa, with its headquarters in Wiesbaden. Mr. Hornnaess retired from Abbott Laboratories on March 1, 1997, and currently serves as non-executive director of AXIS-SHIELDS Group, Scotland. Additionally, Mr. Hornnaess served as Vice President of the European Diagnostic Manufacturers Association (EDMA), Brussels, from 1995 to 1997. Mr. Hornnaess graduated from Aarhus Handelshojskole, Denmark, with an M.B.A. and obtained a P.M.D. from the Harvard Business School.

Professor Dr. Manfred Karobath, 69 has been a member of the Supervisory Board since 2000 and joined the Compensation Committee in 2005. Prof. Dr. Karobath, who studied medicine, first worked in the Department of Biochemistry at the University of Vienna from 1967 to 1980. After his postdoctoral fellowship, he joined the Department of Psychiatry, where he became a Professor of Biological Psychiatry. In 1980, he joined Sandoz Pharma, Basel, working first in drug discovery and later becoming Senior Vice President and Head of R & D. In 1992, Prof. Dr. Karobath joined Rhone Poulenc Rorer (“RPR”) as President of R & D and Executive Vice President, and later became a member of the boards of directors of RPR, Pasteur Mérieux Connought, Centeon and Rhone Poulenc Pharma. He has received several scientific awards and has published 92 scientific papers.

QIAGEN Annual Report 2010	73

Heino von Prondzynski, 61, joined the Supervisory Board as well as the Audit Committee in 2007. Mr. von Prondzynski retired in 2005 from Roche, where he served as Chief Executive Officer of Roche Diagnostics and a member of the Executive Committee of the Roche Group. Prior to joining Roche in 2000, Mr. von Prondzynski worked at Chiron, first as General Manager and Chief Executive Officer in Germany and Italy, and later as President of the Vaccines Division in Emeryville. Mr. von Prondzynski started his career with Bayer in Germany as a sales representative and later worked in Austria and Brazil as General Manager. He studied mathematics, geography and history at Westfälische Wilhelms University of Münster. Mr. von Prondzynski is a director of Koninklijke Philips Electronics N.V. and Hospira, Inc. as well as Chairman of Nobel Biocare Holding AG and HTL Strefa. Mr. von Prondzynski was previously a director of Epigenomics AG.

Conflicts of Interest

Resolutions to enter into transactions under which members of the Supervisory Board could have a conflict of interest with QIAGEN, and which are of material significance to QIAGEN and / or the relevant member of the Supervisory Board, require the approval of the Supervisory Board plenum. In 2010, neither QIAGEN nor its Supervisory Board members have entered into any such transactions.

Committees

The Supervisory Board has established an Audit Committee, a Compensation Committee and a Selection and Appointment (Nomination) Committee from among its members and can establish other committees as deemed beneficial. The Supervisory Board has approved charters under which each of the committees operates. These charters are published on our website (www.QIAGEN.com).

Audit Committee

The Audit Committee’s primary duties and responsibilities include, among other things, to serve as an independent and objective party to monitor QIAGEN’s accounting and financial reporting process and internal risk management, control and compliance systems. The Audit Committee is also directly responsible for proposing the external auditor to the Supervisory Board, which then proposes the appointment of the external auditor to the General Meeting. Further, the Audit Committee is responsible for the compensation and oversight of QIAGEN’s external auditor and for providing an open avenue of communication among the external auditor as well as the Management Board and the Supervisory Board. Our Internal Audit department operates under the direct responsibility of the Audit Committee. The Audit Committee currently consists of three members: Dr. Brandt (Chairman), Mr. von Prondzynski, and Mr. Hornnaess. The Audit Committee members are appointed by the Supervisory Board and serve for a term of one year. The Supervisory Board has designated Dr. Brandt as a “financial expert” as defined in provisions III.3.2 and III.5.7 of the Code.

The Audit Committee met seven times in 2010, of which one meeting took place together with the external auditor and excluding members of the Managing Board. Among other things, the Audit Committee discussed the selection of the external auditor to audit the consolidated financial statements and accounting and records of QIAGEN and its subsidiaries, along with the pre-approval of fees for these services. Further, it reviewed QIAGEN’s compliance with various laws and policies, including the Code of Conduct; reviewed the risk management system; discussed the performance of the external auditor with management; and discussed on a quarterly basis the scope and results of the reviews and audits with the external auditor. The Audit Committee also discussed financial accounting and reporting principles and policies as well as the adequacy of internal accounting, financial and operating controls and procedures with the external auditor and management. These discussions included a review of developments in accounting standards and their impact on QIAGEN’s financial statements. The Audit Committee considered and approved recommendations regarding changes to QIAGEN’s accounting policies and processes. In addition, the Audit Committee reviewed with management and the external auditor all quarterly reports prior to their public release as well as quarterly and annual reports prepared under U.S. GAAP (reported on Forms 6-K and 20-F) for filing with the U.S. Securities and Exchange Commission and the annual report prepared under IFRS. The Audit Committee performs a self-evaluation of its activities on an annual basis.

Compensation Committee

The Compensation Committee’s primary duties and responsibilities include, among other things, the preparation of a proposal for the Supervisory Board concerning the Remuneration

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GOVERNANCE Supervisory Board

Policy for the Managing Board to be adopted by the General Meeting, the preparation of a proposal concerning the individual compensation of Managing Board members to be adopted by the Supervisory Board, and the preparation of the Remuneration Report on compensation policies for the Managing Board to be adopted by the Supervisory Board. The Remuneration Report reviews the implementation of the Remuneration Policy in the most recent year and provides an outline of the Remuneration Policy for the future.

The Compensation Committee currently consists of two members: Mr. Hornnaess (Chairman) and Prof. Dr. Karobath. Members are appointed by the Supervisory Board and serve for a term of one year. The Compensation Committee met 12 times in 2010. It reviewed, approved and made recommendations on QIAGEN’s compensation and benefits policies, practices and procedures to ensure that legal and fiduciary responsibilities of the Supervisory Board and the Managing Board are carried out. Further, the Compensation Committee approved equity-based remuneration systems and their application, including stock rights or stock option grants on a monthly basis.

Selection and Appointment Committee

The Selection and Appointment (Nomination) Committee is primarily responsible for the preparation of selection criteria and appointment procedures for members of the Supervisory Board and Managing Board as well as the periodic evaluation of the scope and composition of the Managing Board and the Supervisory Board, including the profile of the Supervisory Board.

Additionally, the Selection and Appointment Committee periodically evaluates the functioning of individual members of the Managing Board and Supervisory Board, reporting these results to our Supervisory Board. It also proposes the (re-) appointments of members of our Managing Board and Supervisory Board, and supervises the policy of our Managing Board in relation to selection and appointment criteria for senior management. The Selection and Appointment Committee prepares and submits to our Supervisory Board an annual report of its deliberations and findings.

Current members of the Selection and Appointment Committee are Prof. Dr. Riesner (Chairman) and Mr. Hornnaess. Members are appointed by the Supervisory Board and serve for a one-year term. The Selection and Appointment Committee convened three times in 2010.

Remuneration

Compensation for the Supervisory Board in 2010 consisted of a fixed retainer compensation, additional retainer amounts for Chairman and Vice Chairman, and committee membership fees. Annual remuneration of the Supervisory Board members is as follows:

Fee paid to each member of the Supervisory Board	€30,000

Additional compensation payable to members holding the following positions:
Chairman of the Supervisory Board	€20,000
Vice Chairman of the Supervisory Board	€5,000
Chairman of the Audit Committee	€15,000
Chairman of the Compensation Committee	€10,000
Fee payable to each member of the Audit Committee	€7,500
Fee payable to each member of the Compensation Committee	€5,000

Members of the Supervisory Board also receive €1,000 for attending the Annual General Meeting and €1,000 for attending each meeting of the Supervisory Board.

Members of the Supervisory Board receive €1,000 for attending each meeting of any subcommittees (other than the Audit Committee, Compensation Committee and Selection and Appointment Committee).

Supervisory Board members also receive variable compensation, which is determined annually by the Compensation Committee pursuant to a formula based on growth of adjusted earnings per share provided that such remuneration will not exceed €5,000 per year.

QIAGEN Annual Report 2010	75

Year ended December 31, 2010

($) Name	Fixed Remuneration	Chairman/ Vice Chairman Committee	Committee Membership	Meeting Attendance	Subcommittee Meeting Attendance	Variable Cash Remuneration	Total
Supervisory Board:
Prof. Dr. Detlev H. Riesner	40,000	26,500	—	8,000	2,500	6,500	83,500
Dr. Werner Brandt	40,000	20,000	—	8,000	—	6,500	74,500
Dr. Metin Colpan	40,000	—	—	8,000	2,500	6,500	57,000
Erik Hornnaess	40,000	20,000	10,000	6,500	—	6,500	83,000
Prof. Dr. Manfred Karobath	40,000	—	6,500	6,500	2,500	6,500	62,000
Heino von Prondzynski	40,000	—	10,000	6,500	2,500	6,500	65,500

Supervisory Board members also receive a variable component in the form of share-based compensation. Stock options granted to the Supervisory Board members must have an exercise price that is higher than the market price at the time of grant. During 2010, the following options or other share-based compensation were granted to the members of the Supervisory Board.

Year ended December 31, 2010

	Grants
Name	Stock Options	Restricted Stock Units
Supervisory Board:
Prof. Dr. Detlev H. Riesner	1,649	4,424
Dr. Werner Brandt	1,649	4,424
Dr. Metin Colpan	1,649	4,424
Erik Hornnaess	1,649	4,424
Prof. Dr. Manfred Karobath	1,649	4,424
Heino von Prondzynski	1,649	4,424

In 2004, QIAGEN entered into a consulting agreement with Dr. Metin Colpan, our former Chief Executive Officer and current Supervisory Board member, pursuant to which Dr. Colpan is paid a fee of €2,750 per day for scientific consulting services, subject to adjustment. During 2010, QIAGEN paid approximately $300,000 to Dr. Colpan for scientific consulting services including travel reimbursements under this agreement. We did not pay any agency or advisory service fees to other members of the Supervisory Board.

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GOVERNANCE Supervisory Board | Share Ownership

Share Ownership

Share Ownership

The following table sets forth certain information as of January 24, 2011, concerning the ownership of common shares by our directors and officers. In preparing the following table, we have relied on information furnished by these individuals.

Name and Country of Residence	Shares Beneficially Owned [1]		Percent Ownership[2]
Peer M. Schatz, Germany	1,550,684	[3]	0.67%
Roland Sackers, Germany	0	[4]	*
Dr. Joachim Schorr, Germany	0	[5]	*
Bernd Uder, Germany	0	[6]	*
Prof. Dr. Detlev H. Riesner, Germany	1,752,068	[7]	0.75%
Dr. Werner Brandt, Germany	6,000	[8]	*
Dr. Metin Colpan, Germany	4,538,703	[9]	1.95%
Erik Hornnaess, Spain	11,255	[10]	*
Professor Dr. Manfred Karobath, Austria	1,590	[11]	*
Heino von Prondzynski, Switzerland	0	[12]	*

*	Indicates that the person beneficially owns less than 0.5% of the Common Shares issued and outstanding as of January 24, 2011.

[1]

The number of common shares issued and outstanding as of January 24, 2011, was 233,162,596. The persons and entities named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them and have the same voting rights as other shareholders with respect to common shares.

[2]

Does not include common shares subject to options or awards held by such persons at January 24, 2011. See footnotes below for information regarding options now exercisable or that could become exercisable within 60 days of the date of this table.

[3]

Does not include 2,539,521 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $4.590 to $22.430 per share. Options expire in increments during the period between March 2011 and February 2020. Does not include 103,471 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.

[4]

Does not include 100,198 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $16.340 to $22.430 per share. Options expire in increments during the period between March 2011 and February 2020. Does not include 85,334 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.

[5]

Does not include 127,015 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $12.546 to $22.430 per share. Options expire in increments during the period between October 2011 and February 2020. Does not include 16,076 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.

[6]

Does not include 67,599 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $16.340 to $22.430 per share. Options expire in increments during the period between March 2011 and February 2020. Does not include 15,267 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.

[7]

Does not include 83,375 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $6.018 to $22.430 per share. Options expire in increments during the period between March 2011 and February 2020. Prof. Riesner also has the option to purchase 82,302 common shares through Thomé Asset Management&Controlling. Includes 1,752,068 shares held by Riesner Verwaltungs GmbH, of which Professor Riesner is the sole stockholder.

[8]

Does not include 2,766 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $16.340 to $22.430 per share. Options expire in increments during the period between April 2018 and February 2020.

[9]

Does not include 776,858 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $6.018 to $22.430 per share. Options expire in increments during the period between March 2011 and February 2020. Includes 3,738,703 shares held by CC Verwaltungs GmbH, of which Dr. Colpan is the sole stockholder and 800,000 shares held by Colpan GbR.

[10]

Does not include 92,708 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $6.018 to $22.430 per share. Options expire in increments during the period between March 2011 and February 2020.

[11]

Does not include 86,708 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $6.018 to $22.430 per share. Options expire in increments during the period between March 2011 and February 2020.

[12]

Does not include 2,766 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $16.340 to $22.430 per share. Options expire in increments during the period between April 2018 and February 2020.

QIAGEN Annual Report 2010	77

The following table sets forth the vested and unvested options and stock awards of our officers and directors as of January 24, 2011:

Name	Total Vested Options	Total Unvested Options	Expiration Dates	Exercise Price	Total Unvested Stock Awards
Peer M. Schatz	2,424,009	236,955	3/2011 to 2/2020	$4.590 to $22.430	1,182,900
Roland Sackers	62,425	77,521	3/2011 to 2/2020	$16.340 to $22.430	377,885
Dr. Joachim Schorr	109,091	36,731	10/2011 to 2/2020	$12.546 to $22.430	180,054
Bernd Uder	53,474	26,176	3/2011 to 2/2020	$16.340 to $22.430	179,658
Prof. Dr. Detlev H. Riesner	82,180	3,404	3/2011 to 2/2020	$6.018 to $22.430	16,508
Dr. Werner Brandt	1,571	3,404	4/2018 to 2/2020	$16.340 to $22.430	13,276
Dr. Metin Colpan	775,663	3,404	3/2011 to 2/2020	$6.018 to $22.430	16,508
Erik Hornnaess	91,513	3,404	3/2011 to 2/2020	$6.018 to $22.430	16,508
Prof. Dr. Manfred Karobath	85,513	3,404	3/2011 to 2/2020	$6.018 to $22.430	16,508
Heino von Prondzynski	1,571	3,404	4/2018 to 2/2020	$16.340 to $22.430	13,276

Additional Information

Shareholders

Our shareholders exercise their voting rights through Annual and Extraordinary General Meetings. Resolutions of the General Meeting are adopted by an absolute majority of votes cast, unless a different majority of votes or quorum is required by Dutch law or the Articles of Association. Each common share confers the right to cast one vote.

Furthermore, the Managing Board, or where appropriate, the Supervisory Board, shall provide all shareholders and other parties in the financial markets with equal and simultaneous information about matters that may influence QIAGEN’s share price.

QIAGEN is required to convene an Annual General Meeting in the Netherlands no later than six months following the end of each year. The agenda for the Annual General Meeting must contain certain matters as specified in QIAGEN’s Articles of Association and under Dutch law, including, among other things, the adoption of QIAGEN’s annual financial statements.

Additional Extraordinary General Meetings may be convened at any time by the Managing Board, the Supervisory Board, or by one or more shareholders representing at least 10% of QIAGEN’s issued share capital. Shareholders are entitled to propose items for the agenda of the General Meeting provided that they hold at least 1% of the issued share capital or the shares they hold represent a market value of at least 50 million. Proposals for agenda items for the General Meeting must be submitted at least 60 days prior to the meeting date. The notice convening a General Meeting, accompanied by the agenda, shall be sent no later than 15 days prior to the meeting. QIAGEN informs the General Meeting by means of explanatory notes to the agenda, providing all facts and circumstances relevant to the proposed resolutions.

The Audit of Financial Reporting

The external auditor is appointed annually by the General Meeting. The Audit Committee recommends to the Supervisory Board the external auditor to be proposed for (re)appointment by the General Meeting. In addition, the Audit Committee evaluates and, where appropriate, recommends the replacement of the external auditor. The external auditor is invited to attend the meeting of the Supervisory Board at which the financial statements shall be approved, and is furthermore invited to attend the General Meeting at which the financial statements are adopted and may be questioned by the General Meeting on its statement on the fairness of our annual accounts. At the Annual General Meeting in 2010, Ernst&Young Accountants was appointed as external auditor for the Company for 2010.

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Share-Based Compensation

During 2005, the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the Plan) was adopted. The Plan allows for the granting of stock rights and incentive stock options, as well as non-qualified options, stock grants and stock based awards, generally with terms of up to 10 years, subject to earlier termination in certain situations. Generally, options vest over a three-year period. The vesting and exercisability of certain stock rights will be accelerated in the event of a Change of Control, as defined in the Plan. To date, all grants have been at or above the market value set on the grant date. In connection with the acquisition of Digene Corporation in 2007, QIAGEN assumed three additional equity incentive plans. No new grants will be made under these plans.

QIAGEN had approximately 0.3 million common shares reserved and available for issuance under these plans at December 31, 2010.

Stock Options

During the years ended December 31, 2010 and 2009, QIAGEN granted 570,282 and 491,714 stock options, respectively. A summary of the status of employee stock options as of December 31, 2010, and changes during the year is presented below:

All Employee Options	Number of Shares	Weighted Average Exercise Price	Weighted Average Contractual Term	Aggregate Intrinsic Value ($1,000)
Outstanding at January 1, 2010	8,281,559	$14.743

Granted	570,282	$21.271
Exercised	(924,529)	$12.469
Forfeited and cancelled	(594,901)	$35.421
Outstanding at December 31, 2010	7,332,411	$13.860	3.66	$44,740

Exercisable at December 31, 2010	6,351,142	$12.927	2.88	$43,864

Vested and expected to vest at December 31, 2010	7,248,637	$13.790	3.60	$44,700

Restricted Stock Units

Restricted stock units represent rights to receive common shares at a future date. There is no exercise price and the fair market value at the time of grant is recognized ratably over the requisite vesting period, generally 10 years. A summary of QIAGEN’s restricted stock units as of December 31, 2010, and changes during the year are presented below:

Restricted Stock Units	Restricted Stock Units	Weighted Average Contractual Term	Aggregate Intrinsic Value ($1,000)
Outstanding at January 1, 2010	3,039,157
Granted	1,647,579
Vested	(115,809)
Forfeited and cancelled	(154,287)
Outstanding at December 31, 2010	4,416,640	3.07	$85,904

Vested and expected to vest at December 31, 2010	3,594,698	2.95	$69,917

Risk Management

QIAGEN has identified various risk factors for our business that are reviewed in detail in the 2010 Form 20-F filed with the U.S. Securities and Exchange Commission. There may be current risks that we have not yet fully assessed or that are currently qualified as minor, but could have a material adverse impact on our performance in the future. The Managing Board has developed and implemented strategies, controls and mitigation measures to identify current and developing risks as part of our risk management system. A variety of functional experts evaluate these business risks, attempting to mitigate and manage these risks.

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Risks identified by QIAGEN are subdivided into four major categories with the following key focus areas identified:

Functional Group	Risk Management Focus
Strategic Risks	Identification and monitoring of competitive threats to the business

Complexity of product portfolio

Identification and development of key R&D projects

Operational Risk	Monitoring of production risks including contamination prevention, high-quality product assurance and existence of appropriate redundancy of operations

Dependence on individual production sites for certain key products

Compliance/ Legal Risks	Regulatory risk, including compliance with various regulatory bodies

Monitoring of safety in operations and environmental hazard risks

Monitoring of intellectual property infringements and recommendations to enhance our IP protection through new patents

Financial&Financial Reporting Risks	Tax compliance

Counterparty risk

Goodwill impairment

The senior executives managing these functional groups report either to the Chief Executive Officer or to a member of the Executive Committee. These executives, in connection with the Chief Financial Officer, make strategic determinations as to the proper risk management procedures to be employed based on their assessment of the risk level.

All identified risks are required to be systematically evaluated based on their likelihood of occurring and their potential impact (estimated in monetary terms). The goal is to determine risks that could significantly threaten our success. The results of the risk assessment and any updates are reported to the Audit Committee on a quarterly basis. At least once a year, the Supervisory Board discusses the corporate strategy and business risks as well as the results of an assessment by the Managing Board and the Audit Committee on the structure and operations of the internal risk management and control systems, including any significant changes.

In 2008, QIAGEN established a Compliance Committee under the leadership of the Chief Financial Officer in his function as Chief Compliance Officer. The Compliance Committee, which consists of senior executives from Human Resources, Internal Audit, SEC Reporting, Legal and Regulatory, performs a quarterly assessment of the legal and regulatory risks, and initiates any required corrective actions.

With publicly listed shares in the United States, QIAGEN is subject to Sections 302 and 404 of the Sarbanes Oxley Act. QIAGEN enacted internal controls and procedures over its financial reporting in 2006 as described in more detail in item 15 of the 2010 Annual Report on Form 20-F. In a report on its audit of internal controls over financial reporting, the external auditor Ernst & Young expressed the opinion that QIAGEN has maintained in all material respects effective internal control over financial reporting as of December 31, 2010, under the applied criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), an organization formed by various professional accounting and auditing associations in the U.S.

Whistleblower Policy and Code of Conduct

QIAGEN adopted a Whistleblower Policy concerning the reporting of alleged irregularities within QIAGEN of a general, operational or financial nature. Furthermore, a Code of Conduct was adopted that outlines business principles for our employees and rules of conduct. The Code of Conduct can be found on our website at www.QIAGEN.com.

Anti-Takeover Measures

In 2004, the Supervisory Board granted an option to the Dutch Foundation Stichting Preferente Aandelen QIAGEN that allows the Foundation to acquire preference shares from QIAGEN if (i) a person has (directly or indirectly) acquired, or has expressed a desire to acquire, more than 20% of our issued share capital; or (ii) a person holding at least a 10% interest in the share capital has been designated as a hostile person by our Supervisory Board. The option enables the Foundation to acquire preference shares equal to the number of our outstanding common shares at the time of the relevant exercise of the right, less one share. When exercising the option and exercising its voting rights on these shares, the Foundation must act in the interest of QIAGEN and the interests of our stakeholders. No preference shares are currently outstanding.

80	QIAGEN Annual Report 2010

GOVERNANCE Additional Information

Dutch Corporate Governance Code

The corporate governance structure and compliance with the Code is the joint responsibility of the Managing Board and the Supervisory Board. They are accountable for this responsibility to the General Meeting. QIAGEN continues to seek ways to improve its corporate governance by measuring itself against international best practice. The Code was last amended on December 10, 2008, and can be found at www.commissiecorporategovernance.nl.

Non-application of a specific best practice provision is not in itself considered objectionable by the Code and may well be justified because of particular circumstances relevant to a company. In accordance with Dutch law, we disclose in our Annual Report the application of the Code’s principles and best practice provisions.

To the extent that we do not apply certain principles and best practice provisions, or do not intend to apply these in the current or the subsequent year, we state the reasons.

QIAGEN takes a positive view of the Code and applies nearly all of the best practice provisions. However, we prefer not to apply some provisions due to the international character of our business as well as the fact – acknowledged by the Commission that drafted the Code – that existing contractual agreements between QIAGEN and individual members of the Managing Board cannot be set aside at will.

The following provides an overview of exceptions that we have identified:

1.	Best practice provision II.1.1 recommends that a Management Board member is appointed for a maximum period of four years. A member may be reappointed for a term of not more than four years at a time.

Members of the Managing Board are appointed annually for a one-year period beginning on the day following the General Meeting up to, and including, the day of the General Meeting held in the following year. The employment agreements with the Managing Directors have an indefinite term, but can be terminated with a three-month notice period by the Managing Director and with a six-month notice period by QIAGEN. These agreements were entered into before the Code became applicable; the terms were not renegotiated since this was not considered to be in the interest of QIAGEN. All members of the Managing Board have additional employment agreements with other QIAGEN affiliates that have notice periods deviating from terms in the employment agreements with QIAGEN N.V. (Mr. Uder and Dr. Schorr 24 months, Mr. Schatz and Mr. Sackers 36 months).

2.	Best practice provision II.2.4 recommends that the number of granted options shall be dependent on the achievement of challenging targets specified beforehand.

From time to time, members of our Managing Board are granted options to acquire common shares at an exercise price higher than the market price on the grant date (as determined by reference to an organized trading market or association). Our view is that the “challenging target” has been set at the time of granting the options since the holder cannot realize any value from these options unless the price of our common shares has risen above the exercise price.

3.	Best practice provision II.2.5 recommends that shares granted to management board members without finan-cial consideration shall be retained for a period of at least five years or until at least the end of the employment, if this period is shorter. The number of shares to be granted shall be dependent on the achievement of clearly quantifiable and challenging targets specified beforehand.

Members of the Managing Board are granted restricted stock units from time to time. Restricted stock units represent rights to receive common shares at a future date. The number of granted restricted stock units is dependent upon the achievement of pre-defined performance goals. Restricted stock units are structured so that 40% of a grant vests after three years, 50% after five years and the remaining 10% after ten years. Further, 50% of the restricted stock unit grants made to Dr. Schorr and Mr. Uder in 2011 are linked to certain pre-defined milestones that must be achieved before receiving the grants (in addition to the vesting periods).

4.

Best practice provision II.2.8 recommends that the maximum remuneration in the event of dismissal of a management board member may not exceed one year’s salary (the ”fixed” remuneration component). If the maximum of one year’s salary would be manifestly

QIAGEN Annual Report 2010	81

unreasonable for a management board member who is dismissed during his first term of office, such board member shall be eligible for a severance pay not exceeding twice the annual salary.

As explained in item 1 (best practice provision II.1.1), in addition to their employment agreements with QIAGEN N.V., the Managing Board members have entered into employment agreements with certain QIAGEN affiliates that have notice periods of either 24 months or 36 months. In case of termination of an agreement without serious cause as defined by the applicable law, the respective affiliate would remain obligated to compensate the Managing Board member for the remaining term of the employment agreement. QIAGEN believes that these contractual arrangements are well justified due to the long tenures of the Managing Board members.

5.	Best practice provision II,2,11 recommends that the supervisory board may recover from the management board members any variable remuneration awarded on the basis of incorrect financial or other data.

The current employment agreements with the Managing Directors, which were entered into before the recent Code changes took effect, do not include so-called “clawback” provisions. In the event of unjustified variable remuneration awards that were based on incorrect financial or other data, the Supervisory Board would make use of its statutory powers.

6.	Best practice provision III.3.5 recommends that a person may be appointed to the supervisory board for a maximum of three four-year terms.

The Chairman of the Supervisory Board, Prof. Riesner, has been a member of the Supervisory Board of QIAGEN N.V. since its establishment in 1996. Further, Mr. Hornnaess has served on the Supervisory Board since 1998. Prof. Riesner contributes his profound scientific expertise and excellent connections in the scientific community to the board profile, while Mr. Hornnaess contributes significant value due to his long-term experience in various management positions in the life science industry. Both board members have unique knowledge about QIAGEN that is considered to be highly valuable. As a result, QIAGEN strongly supports the reappointment of both members beyond the 12-year term as recommended by the Code.

7.	Best practice provision III. 7.1 recommends that a Supervisory Board member may not be granted any shares and / or rights to shares by way of remuneration.

QIAGEN has granted stock options to the members of the Supervisory Board as a remuneration component since its establishment. Since 2007, Supervisory Board members have also been granted restricted stock units. This practice is in compliance with international business practice in our industry, and we consider the granting of stock options or stock rights as an important incentive to attract individuals with the required skills and expertise to serve on our Supervisory Board.

8.	Best practice provision IV.1.1 recommends that a general meeting of shareholders is empowered to cancel binding nominations of candidates for the management board and supervisory board, and to dismiss members of either board by a simple majority of votes of those in attendance, although the company may require a quorum of at least one third of the voting rights outstanding for such vote to have force. If such quorum is not represented, but a majority of those in attendance votes in favor of the proposal, a second meeting may be convened and its vote will be binding, even without a one-third quorum.

Our Articles of Association currently state that the General Meeting may at all times overrule a binding nomination by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half of the issued share capital. Although a deviation from provision IV.1.1 of the Code, the Supervisory Board and the Managing Board hold the view that these provisions will enhance the continuity of QIAGEN’s management and policies.

82	QIAGEN Annual Report 2010

GOVERNANCE Additional Information

Declaration of Compliance of QIAGEN N.V. regarding the German Corporate Governance Code

In QIAGEN’s 2001 Annual Report, the Managing Board and the Supervisory Board of QIAGEN N.V. declared their intention to disclose compliance with the German Corporate Governance Code pursuant to §161 of the German Stock Corporation Law (AktG) or state the deviations for a particular period. QIAGEN N.V. is a company organized under the laws of The Netherlands and subject to the laws, rules and regulations of this country. In addition, our shares are listed on the NASDAQ Stock Exchange. As a result, the compliance of QIAGEN with the German Corporate Governance Code is dependent on the code’s compatibility with the laws, rules, regulations and customs that QIAGEN is subject to in The Netherlands and the U.S. QIAGEN declares compliance with the German Corporate Governance Code with the following exceptions:

1.	Item 3.8 paragraph 2

If the company takes out a D&O (directors’ and officers’ liability insurance) policy for the Management Board, a deductible of at least 10% of the loss up to at least the amount of one and a half times the fixed annual compensation of the Management Board member must be agreed upon. A similar deductible must be agreed upon in any D&O policy for the Supervisory Board.

QIAGEN’s D & O insurance policy provides for a fixed deductible of $10,000 for members of the Managing Board and the Supervisory Board, which we consider an appropriate sign by our members of taking responsibility for their actions.

2.	Item 4.2.3 paragraph 3

For instance, share or index-based compensation elements related to the enterprise may come into consideration as variable components. These elements shall be related to demanding, relevant comparison parameters. Changing such performance targets or the comparison parameters retroactively shall be excluded. For extraordinary developments a possibility of limitation (cap) must in general be agreed upon by the Supervisory Board.

From time to time, the members of our Managing Board are granted restricted stock units and options to acquire common shares at an exercise price set 2% higher than the market price on the grant date (as determined by reference to an organized trading market or association). These option rights and restricted stock units are subject to multi-year vesting periods and sales restrictions. Members of the Managing Board cannot realize any profit from these grants unless they succeed in increasing shareholder value on a long-term period. For these reasons, as well as to ensure comparability to equity-based incentives granted by peer companies in our industry, we consider these terms to be the most appropriate comparison parameters for the restricted stock units and stock options granted to Managing Board members.

3.	Item 4.2.3 paragraph 4 and 5

In concluding Management Board contracts, care shall be taken to ensure that payments made to a Management Board member on premature termination of his contract without serious cause do not exceed the value of two years’ compensation (severance payment cap) and compensate no more than the remaining term of the contract. The severance payment cap shall be calculated on the basis of the total compensation for the past full financial year and, if appropriate, also the expected total compensation for the current financial year.

Payments promised in the event of premature termination of a Management Board member’s contract due to a change of control shall not exceed 150% of the severance payment cap.

The employment agreements with Managing Directors have an indefinite term, but can be terminated with a three-month notice period by the Managing Director and with a six-month notice period by QIAGEN. All members of the Managing Board have additional employment agreements with other QIAGEN affiliates that have longer notice periods (Mr. Uder and Dr. Schorr 24 months, Mr. Schatz and Mr. Sackers 36 months). In case of a termination without serious cause as defined by the applicable law, QIAGEN would remain obligated to compensate the Managing Board member for the remaining term of the agreement.

No arrangements exist for early retirement of Managing Board members. In the event of the sale or transfer of all or substantially all of QIAGEN’s assets or business to an acquirer in one or several transactions including a merger, consolidation or a transfer of shares to a third party, the Managing Board members are entitled to a Change

QIAGEN Annual Report 2010	83

of Control bonus payment commensurate to a multiple (Mr. Schatz 5 times, Mr. Sackers 3 times, Mr. Uder and Dr. Schorr 2 times) of their annual salary (fixed payment and annual bonus). QIAGEN believes that these severance and Change of Control agreements are appropriate due to the long tenures of the Managing Board members.

4.	Item 5.4.5

Every member of the Supervisory Board must take care that he / she has sufficient time to perform his / her mandate. Members of the Management Board of a listed company shall not accept more than a total of three Supervisory Board mandates in non-group listed companies or in supervisory bodies of companies with similar requirements.

In addition to his position as a Supervisory Board member of QIAGEN, Mr. von Prondzynski is a director of Koninklijke Philips Electronics N.V. and Hospira, Inc. as well as Chairman of Nobel Biocare Holding AG and HTL Strefa. Mr. von Prondzynski has assured the Supervisory Board that he has sufficient capacity to fulfill his obligations to QIAGEN as well as to his other board mandates.

84	QIAGEN Annual Report 2010

GOVERNANCE Additional Information

QIAGEN Annual Report 2010	85

Report of the Supervisory Board

To our Shareholders:

The Supervisory Board wishes to thank all QIAGEN employees and members of the Executive Committee for contributing to our many accomplishments in 2010. We would also like to thank our customers and business partners for honoring QIAGEN with their continued collaboration and trust.

2010 was another year of strategic achievements for QIAGEN as we further advanced our leadership in Sample & Assay Technologies across all of our customer classes. Important milestones in 2010 underscored our global business expansion led by innovative new products and strategic transactions that complement our internal growth initiatives. In late 2010, we successfully launched QIAsymphony RGQ, a next-generation automated modular testing platform that we believe will play a key role in disseminating the use of molecular technologies around the world. In January 2010, we also acquired ESE GmbH, gaining access to a portable, battery-operated analysis system that enables molecular testing in settings where a laboratory infrastructure is not accessible and fast results are needed. We view these actions, which include many others in 2010, as advancing our strategic objective to drive innovation and growth by leveraging our leadership in Sample & Assay Technologies.

As empowered by the Dutch Corporate Governance Code, the Supervisory Board devoted considerable time in 2010 to discussing the corporate strategy, the main risks of the business and the result of the assessment by the Managing Board of the design and effectiveness of internal risk management and control systems as well as any significant changes in them.

In addition, the Supervisory Board discussed and reviewed the functioning of its committees and individual members, its current composition, competence and desired profile in various meetings. Although we came to the conclusion that the Managing Board and the Supervisory Board properly functioned, we decided to search for additional candidates in our aim to expand the profile of the Supervisory Board in terms of competences, experiences and international background. We are now very pleased to propose two new highly skilled international executives for election to our Board: Dr. Vera Kallmeyer, M.D., Ph.D.; and Elizabeth E. Tallett. Dr. Vera Kallmeyer is a Consulting Professor in the Department of Neurosurgery at Stanford School of Medicine, where she teaches courses in biomedical innovation, translational medicine and entrepreneurship. Elizabeth E. Tallett is a respected leader with more than 30 years of experience in the pharmaceutical and biotechnology as well as broader healthcare and financial industries. Their perspectives, international experience in healthcare and academic research as well as their diverse business backgrounds will be valuable resources to QIAGEN as we expand our leading position in Sample & Assay Technologies and their use in research, applied markets and clinical diagnostics. The updated profile of the Supervisory Board can be found on QIAGEN’s website. Through its Compensation Committee, the Supervisory Board executed and monitored compliance with the Remuneration Policy approved at the Annual General Meeting held on June 14, 2005.

Compensation of Managing Board members consists of a fixed salary and variable components. Variable compensation includes one-time and annual payments linked to business performance (bonuses) as well as long-term incentives containing risk elements, such as stock options or other equity-based compensation as well as pension plans. The Remuneration Policy and the various aspects of compensation, including the detailed remuneration of individual Managing Board members for various components, are described in greater detail in the Remuneration Report, which is also available on QIAGEN’s website. Information on QIAGEN’s activities was communicated by the Managing

86	QIAGEN Annual Report 2010

GOVERNANCE Report of the Supervisory Board

Board to the Supervisory Board through regular meetings and business reports. The Supervisory Board has appointed an Audit Committee, a Compensation Committee and a Selection and Appointment (Nomination) Committee, each composed of Supervisory Board members, and can appoint other committees as deemed beneficial. The Supervisory Board has approved charters pursuant to which each of the committees operates. The charters are published on QIAGEN’s website. Further detailed information on the composition of the Supervisory Board and its committees, the number of committee meetings held in 2010 and the main topics of discussion, the independence of its members and their remuneration, as well as other information on the Supervisory Board can be found in the Corporate Governance Report, which is an integral part of this Annual Report.

The Supervisory Board met six times during the course of 2010 with regular attendance of the members of the Managing Board. We are pleased to report very high attendance at our meetings – no member of the Supervisory Board was frequently absent from the Supervisory Board meetings in 2010. Information about the Supervisory Board members, including positions held on other boards, is included in the Corporate Governance Report. All members of the Supervisory Board fulfill the independence criteria as defined by the Marketplace Rules of the NASDAQ Stock Market and the Dutch Corporate Governance Code with the exception of Dr. Metin Colpan due to his former position as CEO of QIAGEN. Additional information on how the duties of the Supervisory Board committees were carried out in 2010 can be found in the Corporate Governance Report.

QIAGEN N.V. is a company organized under the laws of the Netherlands and has an international network of subsidiaries. The Supervisory Board follows the principle of increasing shareholder value as we represent the interests of all stakeholders, including shareholders, and has always pursued the highest standards in Corporate Governance. QIAGEN is committed to a corporate governance structure that best suits its business and stakeholders, and that complies with relevant rules and regulations. Since 1997, QIAGEN has endorsed the recommendations made in the report of the Netherlands Committee on Corporate Governance, which was replaced by the Dutch Corporate Governance Code effective January 1, 2004, and amended and restated effective January 1, 2009. Our policy is to follow the guidelines of Good Practice of Corporate Governance as described in the Dutch Corporate Governance Code, although some minor deviations may result from the impact of factors such as legal requirements imposed on QIAGEN or industry standards.

QIAGEN is also subject to the rules regarding Corporate Governance set by NASDAQ, where our common shares have been listed since 1996. In addition, QIAGEN has adopted the standards set by the Corporate Governance Code of Germany, where our common shares have been listed since 1997. QIAGEN provides detailed disclosure in the Corporate Governance Report regarding compliance with the German and the Dutch Corporate Governance Codes.

QIAGEN believes all of our operations are carried out in accordance with legal frameworks, including Dutch Corporate Law, U.S. laws and regulations, and the laws of the German capital market, in particular the Wertpapierhan-delsgesetz. QIAGEN’s common shares are registered and traded in the U.S. on the NASDAQ Global Select Market and in Germany on the Frankfurt Stock Exchange in the Prime Standard segment. Shareholders in the U.S. and in Europe hold the majority of QIAGEN’s common shares. We have used funds to fuel internal growth and to finance acquisitions. The Supervisory Board proposes to retain earnings from 2010 to address these goals. We strongly believe that this policy of increasing shareholder value benefits our shareholders.

In this Annual Report, the financial statements for 2010 are presented as prepared by the Managing Board, audited by Ernst&Young LLP (Independent Registered Public Accounting Firm), and examined and approved by the Supervisory Board. We recommend that the Annual General Meeting of Shareholders adopts the financial statements for 2010 as presented in this Annual Report. Additionally, we request the shareholders to discharge the members of the Managing Board of their responsibility for the conduct of business in 2010 and the members of the Supervisory Board for their supervision of management.

The term of office for the members of the Supervisory Board expires as of the close of the Annual General Meeting of Shareholders of QIAGEN N.V., which is scheduled for

QIAGEN Annual Report 2010	87

June 30, 2011. Dr. Vera Kallmeyer and Elizabeth E. Tallett will stand for election, and Prof. Dr. Detlev H. Riesner, Dr. Werner Brandt, Dr. Metin Colpan, Erik Hornnaess, Prof. Dr. Manfred Karobath and Heino von Prondzynski will stand for re-election at this meeting.

The Supervisory Board proposed during the Joint Meeting of members of the Supervisory Board and Managing Board that the members of the Managing Board be re-elected at the Annual General Meeting of Shareholders on June 30, 2011.

Venlo, the Netherlands, April 2011

Prof. Dr. Detlev H. Riesner

Chairman of the Supervisory Board

88	QIAGEN Annual Report 2010

GOVERNANCE Report of the Supervisory Board

In Memoriam

Prof. Dr. jur. Dr. h.c. Carsten P. Claussen

Prof. Dr. jur. Dr. h.c. Carsten P. Claussen, long-time Chairman of the QIAGEN Supervisory Board, passed away on June 30, 2010, at the age of 83.

Professor Claussen played an integral part in the shaping and development of QIAGEN. Through his dedication and commitment to the company, QIAGEN has developed into what it is today. Some of you who have known Professor Claussen personally will remember his great passion for QIAGEN and its entrepreneurial spirit and his invaluable guidance and advice which was based on a deep business and academic experience. Even after his retirement from the Supervisory Board in 1999, he remained close to QIAGEN, following our every step and helping to provide important insights that have guided our progress. As Honorary Chairman, he was always a highly respected advisor and friend to management and many others with whom he worked closely.

We are all deeply indebted to him for his loyalty and commitment over the years. QIAGEN will always treasure his significant contributions.

QIAGEN Annual Report 2010	89

ACADEMIA

HOW DO WE ACHIEVE SCIENTIFIC BREAKTHROUGHS EVEN FASTER?

ACADEMIA

HELPING SCIENTISTS ACHIEVE BREAKTHROUGHS

Advanced technologies from QIAGEN are helping scientists in academic research achieve breakthroughs that are helping to better understand the molecular basics of life. Our products provide researchers with confidence in the quality and comparability of results.

Customers include life science laboratories at virtually all of the world's public and private research institutes as well as universities.

QIAGEN is deeply rooted in life science research and partners closely with scientists to understand their needs. Innovation in Academia sets the pace for future commercial developments, keeping us at the forefront of breakthroughs for all of our customers.

SCIENTIFIC PRESENCE

28,433
30,000
25,000
20,000
15,000
10,000
5000
0
1995
2000
2005
2010

Number of QIAGEN References
Increasing presence of QIAGEN in scientific publications
Source: QIAGEN survey of various publications

HIGHLIGHTS 2010

QIAGEN has continued to deliver innovative new solutions for academic customers:

- We further expanded our portfolio of Sample & Assay technologies for molecular analysis of FFPE (formalin-fixed, paraffin-embedded) tissue samples, which is the standard in biobanks but has been a challenge for laboratories.
- Continued success was achieved with pyrosequencing, a next-generation sequence-based detection technology used in a broad range of applications that include epigenetic research. QIAGEN has doubled the number of installed devices acquiring this technology in 2008.
- The SeqTarget product portfolio was launched for the effective preparation of samples for use in next-generation sequencing.

GROWTH STRATEGY

The academic market, sustained by the commitment of many countries to the pursuit of research and innovation, offers many opportunities for long-term growth and is anchored by our strong relationships with customers and technology leadership.

Building on our leadership in sample preparation technologies, QIAGEN is increasingly providing innovations in assay technologies and addressing breakthrough topics in research. We are also addressing the vibrant research sector in the emerging markets of Asia and Latin America.

As many academic laboratories strive to improve efficiency amid challenging economic conditions, we are also exploring how our automation platforms could help scientists more rapidly achieve precise research results.

» MOLECULAR

TECHNOLOGIES

HAVE ENABLED ME TO

WORK QUICKLY AND

REPRODUCE RESULTS «

Prof. Attila Lorincz, Wolfson Institute of

Preventive Medicine, Queen Mary University of

London, UK

Which impact did molecular technologies have on your work?

My research in molecular epidemiology (ME) is totally dependent on molecular technologies such as extraction of high quality nucleic acids from very small clinical specimens, various PCR approaches and DNA sequencing. Molecular Technologies have enabled me to work quickly and reproduce results in the discovery and validation of new cancer biomarkers and assay methods.

What concrete benefits do molecular technologies offer over traditional methods in your specific field?

Traditional lab methods in ME are complex, slow, often irreproducible and do not allow comprehensive molecular studies. Such research requires extensive and ongoing quality control of materials which is difficult or impossible for most researchers. I use standardized kits whenever possible as the benefits of reproducible quality and generalizable data more than compensate for additional costs.

What is needed to drive their further adoption?

Research can be wasted if data cannot be confirmed by other teams, this may be due to use of different or uncontrolled reagents. Molecular techniques are remarkably accurate but also need great care in preparation, storage and use. As investigators become more aware of the benefits of molecular kits and as kits become more robust and cost-effective their adoption will become virtually universal in high-quality research labs.

Where do you see their future potential for the academic research market?

It is clear that human disease is the result of aberrant data flow between the genome and the phenotype. Research to understand the interactions of environment, epigenotype, classical genotype and phenotype are advancing quickly via traditional methods as well as various molecular “omics” sciences. Inexpensive deep sequencing and comprehensive global methylation and expression studies are starting to lead to a data explosion from which we will fully understand the true nature of the human living system and errors that lead to cancer and chronic disease.

Financial Results

CONSOLIDATED BALANCE SHEETS ASSETS

		As of December 31
$1,000	Note	2010	2009
Assets
Current Assets:
Cash and cash equivalents	(2)	828,407	825,557
Short-term investments	(8)	106,077	40,000
Accounts receivable, net of allowance for doubtful accounts of $3,227 and $3,402 in 2010 and 2009, respectively	(2)	197,418	193,737
Income taxes receivable		10,920	12,907
Inventories, net	(2)	126,633	130,851
Prepaid expenses and other current assets	(9)	64,402	96,893
Deferred income taxes	(13)	30,731	33,525

Total current assets		1,364,588	1,333,470

Long-Term Assets:
Property, plant and equipment, net	(10)	345,664	317,467
Goodwill	(12)	1,352,281	1,337,064
Intangible assets, net of accumulated amortization of $312,326 and $219,731 in 2010 and 2009, respectively	(12)	753,327	752,296
Deferred income taxes	(13)	37,182	26,387
Other long-term assets		60,953	29,780

Total long-term assets		2,549,407	2,462,994

Total assets		3,913,995	3,796,464

The accompanying notes are an integral part of these consolidated financial statements.

94	QIAGEN Annual Report 2010

FINANCIAL RESULTS Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS, LIABILITIES AND SHAREHOLDERS’ EQUITY

			As of December 31
$1,000	Note		2010	2009
Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable			47,803	43,775
Accrued and other liabilities (of which $6,296 in 2010 and 2009 due to related parties)	(14	), (19)	209,054	252,116
Income taxes payable			25,211	10,727
Current portion of long-term debt	(15)		75,835	50,000
Deferred income taxes	(13)		30,504	18,912

Total current liabilities			388,407	375,530

Long-Term Liabilities:
Long-term debt, net of current portion (of which $445,000 in 2010 and 2009 due to related parties)	(15	), (19)	797,171	870,000
Deferred income taxes	(13)		200,667	212,690
Other			51,397	47,075

Total long-term liabilities			1,049,235	1,129,765

Commitments and Contingencies	(17)
Shareholders’ Equity:
Preference shares, €0.01 par value, authorized – 450,000 shares, no shares issued and outstanding			—	—
Financing preference shares, €0.01 par value, authorized – 40,000 shares, no shares issued and outstanding			—	—
Common shares, €0.01 par value, authorized – 410,000 shares, issued and outstanding – 233,115 and 232,074 shares at December 31, 2010 and 2009, respectively			2,724	2,711
Additional paid-in capital			1,648,985	1,622,733
Retained earnings			759,890	615,579
Accumulated other comprehensive income	(5)		64,754	50,146

Total shareholders’ equity			2,476,353	2,291,169

Total liabilities and shareholders’ equity			3,913,995	3,796,464

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN Annual Report 2010	95

CONSOLIDATED STATEMENTS OF INCOME

				Years ended December 31
$1,000 except per share data	Note		2010	2009	2008
Net sales	(2)		1,087,431	1,009,825	892,975
Cost of sales			371,869	342,752	293,285
Gross profit			715,562	667,073	599,690

Operating Expenses:
Research and development	(2)		126,040	107,900	97,331
Sales and marketing			267,484	244,814	227,408
General and administrative, integration and other	(2)		110,009	115,933	113,936
Acquisition-related intangible amortization			23,492	18,221	14,368
Purchased in-process research and development			—	—	985
Total operating expenses			527,025	486,868	454,028

Income from operations			188,537	180,205	145,662

Other Income (Expense):
Interest income			4,457	3,522	9,511
Interest expense			(27,815)	(29,641)	(37,527)
Other income, net			7,942	18,244	1,640

Total other expense			(15,416)	(7,875)	(26,376)

Income before provision for income taxes and noncontrolling interest			173,121	172,330	119,286
Provision for income taxes	(2	), (13)	28,810	34,563	29,762

Net income			144,311	137,767	89,524

Less: Noncontrolling interest			—	—	491
Net income attributable to the owners of QIAGEN N.V.			144,311	137,767	89,033
Basic net income per common share attributable to the owners of QIAGEN N.V.			0.62	0.67	0.45
Diluted net income per common share attributable to the owners of QIAGEN N.V.			0.60	0.64	0.44
Shares used in computing basic net income per common share	(3)		232,635	206,928	196,804

Shares used in computing diluted net income per common share	(3)		240,483	213,612	204,259

The accompanying notes are an integral part of these consolidated financial statements.

96	QIAGEN Annual Report 2010

FINANCIAL RESULTS Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Years ended December 31
$1,000	Note	2010	2009	2008
Net income		144,311	137,767	89,033
Gains (losses) on cash flow hedges, before tax	(6)	14,636	(12,741)	(6,010)
Reclassification adjustments on cash flow hedges, before tax	(6)	(8,874)	8,367	567
Cash flow hedges, before tax		5,762	(4,374)	(5,443)
Available-for-sale short-term investments, before tax		—	—	(900)
Gains (losses) on pensions, before tax		(184)	300	93
Foreign currency translation adjustments, before tax		10,920	42,001	(64,046)
Other comprehensive income, before tax		16,498	37,927	(70,296)
Income tax relating to components of other comprehensive income		(1,890)	(2,936)	10,427
Other comprehensive income, after tax		14,608	34,991	(59,869)

Total comprehensive income		158,919	172,758	29,164

Income from operations		188,537	180,205	145,662

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN Annual Report 2010	97

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Common Shares		Additional Paid-In	Retained	Accumulated Other Comprehensive	Total Shareholders’
$1,000	Shares	Amount	Capital	Earnings	Income (Loss)	Equity
Balance at December 31, 2007	195,335	2,175	925,597	388,779	75,024	1,391,575

Net income	—	—	—	89,033	—	89,033
Unrealized loss, net on hedging contracts	—	—	—	—	(3,920)	(3,920)
Realized loss, net on hedging contracts	—	—	—	—	533	533
Realized gain, net on short-term investments	—	—	—	—	(780)	(780)
Unrealized gain, net on pension	—	—	—	—	65	65
Translation adjustment	—	—	—	—	(55,767)	(55,767)

Stock issued for the acquisition of eGene Inc.	17	1	301	—	—	302
Stock issued for the acquisition of Corbett	219	3	4,231	—	—	4,234
Common stock issuances from conversion of warrants	395	5	4,995	—	—	5,000
Common stock issuances under employee stock plans	1,873	28	13,427	—	—	13,455
Tax benefit of employee stock plans	—	—	(662)	—	—	(662)
Share-based compensation	—	—	9,791	—	—	9,791
Proceeds from subscription receivables	—	—	985	—	—	985

Balance at December 31, 2008	197,839	2,212	958,665	477,812	15,155	1,453,844

Net income	—	—	—	137,767	—	137,767
Unrealized loss, net on hedging contracts	—	—	—	—	(9,005)	(9,005)
Realized loss, net on hedging contracts	—	—	—	—	5,841	5,841
Unrealized gain, net on pension	—	—	—	—	210	210
Translation adjustment	—	—	—	—	37,945	37,945

Common stock issuance from public offering	31,625	462	623,109	—	—	623,571
Common stock issuances from conversion of warrants	—	—	1	—	—	1
Common stock issuances under employee stock plans	2,610	37	26,883	—	—	26,920
Tax benefit of employee stock plans	—	—	3,363	—	—	3,363
Share-based compensation	—	—	9,747	—	—	9,747
Proceeds from subscription receivables	—	—	965	—	—	965

Balance at December 31, 2009	232,074	2,711	1,622,733	615,579	50,146	2,291,169

98	QIAGEN Annual Report 2010

FINANCIAL RESULTS Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

		Common Shares		Additional Paid-In	Retained	Accumulated Other Comprehensive	Total Shareholders’
$1,000		Shares	Amount	Capital	Earnings	Income (Loss)	Equity
Net income		—	—	—	144,311	—	144,311
Unrealized gain, net on hedging contracts	(5)	—	—	—	—	9,807	9,807
Realized gain, net on hedging contracts	(5)	—	—	—	—	(6,125)	(6,125)
Unrealized loss, net on pension	(5)	—	—	—	—	(129)	(129)
Translation adjustment	(5)	—	—	—	—	11,055	11,055

Common stock issuances under employee stock plans		1,041	13	11,228	—	—	11,241
Tax benefit of employee stock plans		—	—	445	—	—	445
Share-based compensation	(16)	—	—	13,592	—	—	13,592
Proceeds from subscription receivables		—	—	987	—	—	987

Balance at December 31, 2010		233,115	2,724	1,648,985	759,890	64,754	2,476,353

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN Annual Report 2010	99

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31
$1,000	Note	2010	2009	2008
Cash Flows From Operating Activities:
Net income		144,311	137,767	89,033
Adjustments to reconcile net income to net cash provided by operating activities, net of effects of businesses acquired:
Depreciation and amortization		57,511	48,575	42,618
Amortization of acquisition-related intangible assets		85,268	71,819	63,086
Purchased in-process research and development		—	—	985
Non-cash acquisition-related costs		—	10,030	5,869

Share-based compensation:
Share-based compensation expense	(16)	13,592	9,747	9,791
Excess tax benefits from share-based compensation		(1,976)	(5,942)	(1,775)
Deferred income taxes	(13)	(19,942)	(10,609)	(2,563)
Gain on sale of investments		—	(11,501)	—
Other including sale from non-monetary exchange		(12,113)	1,907	(843)

Net changes in operating assets and liabilities:
Accounts receivable	(2)	(6,884)	(25,213)	(19,078)
Inventories	(2)	2,348	(21,534)	(30,371)
Prepaid expenses and other	(9)	6,431	(9,364)	(396)
Other assets		(2,965)	(8,213)	4,975
Accounts payable		3,482	(9,076)	5,753
Accrued and other liabilities	(14)	(26,983)	23,859	19,081
Income taxes	(13)	13,639	12,473	(13,536)
Other		(4,967)	2,270	369
Net cash provided by operating activities		250,752	216,995	172,998

Cash Flows From Investing Activities:
Purchases of property, plant and equipment		(79,666)	(52,179)	(39,448)
Proceeds from sale of equipment		3,474	869	1,233
Purchases of intangible assets		(44,243)	(17,178)	(18,469)
Proceeds from sale / (purchases) of investments		7,985	1,476	(4,175)
Purchases of short-term investments	(8)	(110,076)	(40,000)	—
Sales of short-term investments	(8)	44,000	—	2,313
Cash paid for acquisitions, net of cash acquired	(4)	(36,985)	(234,732)	(150,531)
Loan to related party		—	—	(1,441)
Net cash used in investing activities		(215,511)	(341,744)	(210,518)

100	QIAGEN Annual Report 2010

FINANCIAL RESULTS Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31
$1,000	Note	2010	2009	2008
Cash Flows From Financing Activities:
Proceeds from debt	(15)	3,016	—	—
Repayment of debt	(15)	(50,000)	(25,000)	(5,000)
Principal payments on capital leases		(3,262)	(2,991)	(2,995)
Proceeds from subscription receivables		987	965	985
Excess tax benefits from share-based compensation		1,976	5,942	1,775
Issuance of common shares		11,241	650,492	18,455
Other financing activities		814	(210)	(451)

Net cash (used in) provided by financing activities		(35,228)	629,198	12,769

Effect of exchange rate changes on cash and cash equivalents		2,837	(12,205)	10,744
Net increase (decrease) in cash and cash equivalents		2,850	492,244	(14,007)
Cash and cash equivalents, beginning of year		825,557	333,313	347,320
Cash and cash equivalents, end of year		828,407	825,557	333,313

Supplemental Cash Flow Disclosures:
Cash paid for interest		25,557	27,662	36,460
Cash paid for income taxes		33,781	36,003	39,475
Supplemental Disclosure of Non-cash Investing and
Financing Activities:
Equipment purchased through capital lease		1,185	376	141
Intangible assets acquired in non-monetary exchange		30,341	—	—

Issuance of common shares in connection with acquisitions		—	—	4,536

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN Annual Report 2010	101

Notes to Consolidated Financial Statements

December 31, 2010

1.	Description of the Business and Basis of Presentation

QIAGEN N.V., a Netherlands holding company, and subsidiaries (we, our or the Company) is a leading provider of innovative Sample & Assay Technologies. These technologies – consumable products such as sample and assay kits and automated instrumentation systems – empower customers to transform raw biological samples into valuable molecular information. We serve four customer classes: Molecular Diagnostics, Applied Testing, Pharma and Academia.

Basis of Presentation

The accompanying Consolidated Financial Statements were prepared in conformity with U.S. generally accepted accounting principles (GAAP) and all amounts are presented in U.S. dollars rounded to the nearest thousand, unless otherwise indicated.

Reclassifications

Certain reclassifications of prior year amounts have been made to conform to the current year presentation.

2.	Summary of Significant Accounting Policies

Principles of Consolidation

The Consolidated Financial Statements include QIAGEN N.V. and our wholly owned subsidiaries other than those that are considered variable interest entities for which we are not the primary beneficiary. All significant intercompany accounts and transactions have been eliminated. Investments in companies where we exercise significant influence over the operations, and which we have determined that we are not the primary beneficiary, are accounted for using the equity method. All other investments are accounted for under the cost method.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingencies at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Risk

We buy materials for products from many suppliers, and are not dependent on any one supplier or group of suppliers for the business as a whole. However, key components of certain products, including certain instrumentation components and chemicals, are available only from a single source. If supplies from these vendors were delayed or interrupted for any reason, we may not be able to obtain these materials timely or in sufficient quantities in order to produce certain products and sales levels could be negatively affected. Additionally, our customers include researchers at pharmaceutical and biotechnology companies, academic institutions and government and private

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FINANCIAL RESULTS Notes to Consolidated Financial Statements

laboratories. Fluctuations in the research and development budgets of these researchers and their organizations for applications in which our products are used could have a significant effect on the demand for our products.

The financial instruments used in managing our foreign currency and interest rate exposures have an element of risk in that the counterparties may be unable to meet the terms of the agreements. We attempt to minimize this risk by limiting the counterparties to a diverse group of highly-rated international financial institutions. The carrying values of our financial instruments incorporate the non-performance risk by using market pricing for credit risk. However, we have no reason to believe that any counterparties will default on their obligations and therefore do not expect to record any losses as a result of counterparty default. In order to minimize our exposure with any single counterparty, we have entered into master agreements which allow us to manage the exposure with the respective counterparty on a net basis. In connection with such agreements, we do not require, and are not required to pledge, collateral for derivative transactions.

Other financial instruments that potentially subject us to concentrations of credit risk are cash and cash equivalents, short-term investments, and accounts receivable. We attempt to minimize the risks related to cash and cash equivalents and short-term investments by dealing with highly-rated financial institutions and investing in a broad and diverse range of financial instruments. We have established guidelines related to credit quality and maturities of investments intended to maintain safety and liquidity. Concentration of credit risk with respect to accounts receivable is limited due to a large and diverse customer base, which is dispersed over different geographic areas. Allowances are maintained for potential credit losses and such losses have historically been within expected ranges.

Foreign Currency Translation

Our functional currency is the U.S. dollar and our subsidiaries’ functional currencies are generally the local currency of the respective countries in which they are headquartered. All amounts in the financial statements of entities whose functional currency is not the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (1) assets and liabilities at period-end rates, (2) income statement accounts at average exchange rates for the period, and (3) components of shareholders’ equity at historical rates. Translation gains or losses are recorded in shareholders’ equity, and transaction gains and losses are reflected in net income. Realized gains or losses on the value of financial contracts entered into to hedge the exchange rate exposure of receivables and payables are also included in net income. The net gain (loss) on foreign currency transactions in 2010, 2009 and 2008 was $2.6 million, $5.6 million, and ($0.2) million, respectively, and is included in other income, net.

Segment Information

In connection with recent acquisitions and internal restructurings, we determined that we operate as one operating segment in accordance with the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 280, Segment Reporting. Our chief operating decision maker (CODM) makes decisions based on the Company as a whole. In addition, we have a common basis of organization and types of products and services which derive revenues and consistent product margins. Accordingly, we operate and make decisions as one reporting unit. Certain reclassifications of prior year amounts have been made to conform to the current year presentation, including reclassifications related to reporting as a single segment under ASC Topic 280, Segment Reporting.

QIAGEN Annual Report 2010	103

Revenue Recognition

Our revenues are reported net of sales and value added taxes, discounts and sales allowances, and are derived primarily from the sale of consumable and instrumentation products, and to a much lesser extent, from the sale of services, intellectual property and technology. We recognize revenue when four basic criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed and determinable; and (4) collectability is reasonably assured.

•

Consumable and Related Products: Revenue from consumable product sales is generally recognized upon transfer of title consistent with the shipping terms. We maintain a small amount of consignment inventory at certain customer locations. Revenues for the consumable products which are consigned in this manner are recognized upon consumption. We generally allow returns of consumable products if the product is returned in a timely manner and in good condition. Allowances for returns are provided for based upon the historical pattern of returns and Management’s evaluation of specific factors that impact the risk of returns.

Related revenue includes license fees, intellectual property and patent sales, royalties and milestone payments. License fees from research collaborations include payments for technology transfer and access rights. Non-refundable, up-front payments received in connection with collaborative research and development agreements are generally deferred and recognized on a straight-line basis over the contract period during which there is any continuing obligation. Revenue from intellectual property and patent sales is recognized when earned, either at the time of sale, or over the performance period. Payments for milestones, generally based on the achievement of substantive and at-risk performance criteria, are recognized in full at such time as the specified milestone has been achieved according to the terms of the agreement. Royalties from licensees are based on reported sales of licensed products and revenues are calculated based on contract terms when reported sales are reliably measurable, fees are fixed and determinable and collectability is reasonably assured.

•

Instrumentation: Revenue from instrumentation includes the instrumentation equipment, installation, training and other instrumentation services, such as extended warranty services or product maintenance contracts. Revenue from instrumentation equipment is generally recognized when title passes to the customer, upon either shipment or written customer acceptance after satisfying any installation and training requirements. For instrumentation equipment sales that contain other obligations, such as providing consumables, advanced training, separately-priced extended warranty services or separately-priced extended maintenance contracts, revenue is first allocated to separately-priced extended warranty or maintenance contracts based on the stated contract price, then the remaining contract value is allocated to the remaining elements based on objective, verifiable evidence of the fair value of the individual components. The price charged when the element is sold separately generally determines its fair value. Revenues for extended warranty services or extended product maintenance contracts are deferred and recognized on a straight-line basis over the contract period.

We have contracts with multiple elements which are accounted for under ASC 605-25, Revenue Recognition – Multiple-Element Arrangements. Multiple-element arrangements are assessed to determine whether there is more than one unit of accounting. In order for a deliverable to qualify as a separate unit of accounting, all of the following criteria must be met:

•	The delivered items have value to the client on a stand-alone basis;

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FINANCIAL RESULTS Notes to Consolidated Financial Statements

•	There is objective and reliable evidence of the fair value of the undelivered items; and

•

The arrangement includes a general right of return relative to the delivered items, and delivery or performance of the undelivered items is considered probable and substantially in the control of the Company.

If there is objective and reliable evidence of fair value for all units of accounting in an arrangement, the arrangement consideration is allocated to the separate units of accounting based on each unit’s relative fair value. Revenue is then recognized using a proportional-performance method, such as recognizing revenue based on relative fair value of products or services delivered, or on a straight-line basis as appropriate. If these criteria are not met, deliverables included in an arrangement are accounted for as a single unit of accounting and revenue and costs are deferred until the period in which the final deliverable is provided.

Warranty

We provide warranties on our products against defects in materials and workmanship generally for a period of one year. A provision for estimated future warranty costs is recorded in cost of sales at the time product revenue is recognized. Product warranty obligations are included in accrued and other liabilities in the accompanying consolidated balance sheets. The changes in the carrying amount of warranty obligations are as follows:

Total
$1,000
Balance at December 31, 2008	2,724
Provision charged to income	1,347
Usage	(759)
Adjustments to previously provided warranties, net	(93)
Currency translation	249

Balance at December 31, 2009	3,468

Provision charged to income	3,678
Usage	(3,258)
Adjustments to previously provided warranties, net	(477)
Currency translation	29

Balance at December 31, 2010	3,440

QIAGEN Annual Report 2010	105

Research and Development

Research and product development costs are expensed as incurred. Research and development expenses consist primarily of salaries and related expenses, facility costs and amounts paid to contract research organizations, and laboratories for the provision of services and materials as well as costs for internal use or clinical trials.

Government Grants

We recognize government grants when there is reasonable assurance that all conditions will be complied with and the grant will be received. Our government grants generally represent subsidies for specified activities, and are therefore recognized when earned as a reduction of the expenses recorded for the activity that the grants are intended to compensate. Thus, when the grant relates to research and development expense, the grant is recognized over the same period that the related costs are incurred. Otherwise, amounts received under government grants are recorded as liabilities in the balance sheet. When the grant relates to an asset, the value of the grant is deducted from the carrying amount of the asset.

Shipping and Handling Income and Costs

Shipping and handling costs charged to customers are recorded as revenue in the period that the related product sale revenue is recorded. Associated costs of shipping and handling are included in sales and marketing expenses. For the years ended December 31, 2010, 2009 and 2008, shipping and handling costs totaled $19.9 million, $17.5 million and $17.1 million, respectively.

Advertising Costs

The costs of advertising are expensed as incurred. Advertising costs for the years ended December 31, 2010, 2009 and 2008 were $7.6 million, $10.6 million and $21.5 million, respectively.

General and Administrative, Integration and Other

General and administrative expenses primarily represent the costs required to support administrative infrastructure. In addition, we incur indirect acquisition and business integration costs in connection with purchase business combinations. These costs represent incremental costs that we believe would not have been incurred absent the business combinations. Major components of these costs include payroll and related costs for employees remaining with the Company on a transitional basis; public relations, advertising and media costs for re-branding of the combined organization; and consulting and related fees incurred to integrate or restructure the acquired operations. Other costs include relocation and restructuring costs incurred in connection with a restructuring which was not contemplated at the time of acquisition. These costs are expensed as incurred.

Income Taxes

We account for income taxes under the liability method. Under this method, total income tax expense is the amount of income taxes expected to be payable for the current year plus the change from the beginning of the year for deferred income tax assets and liabilities established for the expected further tax consequences resulting from differences in the financial reporting and tax basis of assets and liabilities. Deferred tax assets and / or liabilities are determined by multiplying the differences between the financial reporting and tax reporting bases for assets and liabilities by the enacted tax rates expected to be in effect when such differences are recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

106	QIAGEN Annual Report 2010

FINANCIAL RESULTS Notes to Consolidated Financial Statements

Tax benefits are initially recognized in the financial statements when it is more likely than not that the position will be sustained upon examination by the tax authorities. Such tax positions are initially and subsequently measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the tax authority, assuming full knowledge of the position and all relevant facts.

Derivative Instruments

We enter into derivative financial instrument contracts only for hedging purposes. The purpose of the derivative instruments is to minimize the variability of cash flows or income statement impact associated with the anticipated transactions being hedged or to hedge fluctuating interest rates. As changes in foreign currency or interest rate impact the value of anticipated transactions, the fair value of the forward or swap contracts also changes, offsetting foreign currency or interest rate fluctuations. Derivative instruments are recorded on the balance sheet at fair value. Changes in fair value of derivatives are recorded in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction.

Share-Based Payments

Compensation cost for all share-based payments is recorded based on the grant date fair value.

Stock Options:    We utilize the Black-Scholes-Merton valuation model for estimating the fair value of our stock options granted. Option valuation models, including Black-Scholes-Merton, require the input of highly subjective assumptions, and changes in the assumptions used can materially affect the grant date fair value of an award. These assumptions include the risk-free rate of interest, expected dividend yield, expected volatility, and the expected life of the award.

•	Risk-Free Interest Rate: This is the average U.S. Treasury rate (having a term that most closely resembles the expected life of the option) at the date the option was granted.

•	Dividend Yield: We have never declared or paid dividends on our common stock and do not anticipate declaring or paying any dividends in the foreseeable future.

•

Expected Volatility:    Volatility is a measure of the amount by which a financial variable such as a share price has fluctuated (historical volatility) or is expected to fluctuate (expected volatility) during a period. We use a combination of the historical volatility of our stock price and the implied volatility of market-traded options of our stock to estimate the expected volatility assumption input to the Black-Scholes-Merton model. Our decision to use a combination of historical and implied volatility is based upon the availability of actively traded options of our stock and our assessment that such a combination is more representative of future expected stock price trends.

•

Expected Life of the Option:    This is the period of time that the options granted are expected to remain outstanding. We estimated the expected life by considering the historical exercise behavior. We use an even exercise methodology, which assumes that all vested, outstanding options are exercised uniformly over the balance of their contractual life.

•

Forfeiture Rate:    This is the estimated percentage of options granted that are expected to be forfeited or cancelled on an annual basis before becoming fully vested. We estimated the forfeiture rate based on historical forfeiture experience.

QIAGEN Annual Report 2010	107

Restricted Stock Units:    Restricted stock units represent rights to receive Common Shares at a future date. The fair market value is determined based on the number of restricted stock units granted and the market value of our shares on the grant date. The fair market value at the time of the grant, less an estimate for pre-vesting forfeitures, is amortized to expense ratably over the vesting period.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on deposit in banks and other cash invested temporarily in various instruments that are short-term and highly liquid, and having an original maturity of less than 90 days at the date of purchase.

Short-Term Investments

Short-term investments are classified as “available for sale” and stated at fair value in the accompanying balance sheet. Interest income is accrued when earned and changes in market values are reflected as unrealized gains and losses, calculated on the specific identification method, as a component of accumulated other comprehensive income. The amortization of premiums and accretion of discounts to maturity arising from acquisition is included in interest income. A decline in fair value that is judged to be other-than-temporary is accounted for as a realized loss and the write-down is included in the consolidated statements of income. Realized gains and losses, determined on a specific identification basis, on the sale of short-term investments are included in income.

Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, notes receivable, accounts receivable, accounts payable and accrued liabilities approximate their fair values because of the short maturities of those instruments. The carrying value of our variable rate debt and capital leases approximates their fair values because of the short maturities and / or interest rates which are comparable to those available to us on similar terms. The fair values of the notes payable to QIAGEN Finance and Euro Finance, further discussed in Note 15, were estimated by using available over-the-counter market information on the convertible bonds which were issued by QIAGEN Finance and Euro Finance, the values of which correlate to the fair value of the loan arrangements we have with QIAGEN Finance and Euro Finance which include the notes payable, the guarantee and the warrant agreement (further discussed in Note 11).

Accounts Receivable

Our accounts receivable are unsecured and we are at risk to the extent such amounts become uncollectible. We continually monitor accounts receivable balances, and provide for an allowance for doubtful accounts at the time collection becomes questionable based on payment history or age of the receivable. For the years ended December 31, 2010, 2009 and 2008, write-offs of accounts receivable totaled $0.8 million, $0.6 million and $0.7 million while provisions for doubtful accounts which were charged to expense totaled $1.4 million, $1.7 million and $0.8 million, respectively. For all years presented, no single customer represented more than ten percent of accounts receivable or consolidated net sales.

108	QIAGEN Annual Report 2010

FINANCIAL RESULTS Notes to Consolidated Financial Statements

Inventories

Inventories are stated at the lower of cost, determined on a first-in, first-out basis, or market and include material, capitalized labor and overhead costs. Inventories consisted of the following as of December 31, 2010 and 2009:

	As of December 31
$1,000	2010	2009
Raw materials	23,738	33,172
Work in process	33,043	39,856
Finished goods	69,852	57,823

Total inventories	126,633	130,851

Property, Plant and Equipment

Property, plant and equipment, including equipment acquired under capital lease obligations, are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets (one to 40 years). Amortization of leasehold improvements is computed on a straight-line basis over the lesser of the remaining life of the lease or the estimated useful life. We have a policy of capitalizing expenditures that materially increase assets’ useful lives and charging ordinary maintenance and repairs to operations as incurred. When property or equipment is disposed of, the cost and related accumulated depreciation and amortization are removed from the accounts and any gain or loss is included in other income (expense).

Acquired Intangibles and Goodwill

Acquired intangibles are carried at cost less accumulated amortization and consist of licenses to technology held by third parties and other acquired intangible assets. Amortization is computed over the estimated useful life of the underlying patents, which has historically ranged from one to twenty years. Purchased intangible assets other than goodwill are amortized over their estimated useful lives unless these lives are determined to be indefinite. Intangibles are assessed for recoverability considering the contract life and the period of time over which the intangible will contribute to future cash flow. The unamortized cost of intangible assets is evaluated periodically and adjusted, if necessary, if events and circumstances indicate that a permanent decline in value below the carrying amount has occurred.

Amortization expense related to developed technology and patent and license rights which have been acquired in a business combination is included in cost of sales. Amortization of trademarks, customer base and non-compete agreements which have been acquired in a business combination is recorded in operating expense under the caption ‘acquisition-related intangible amortization.’ Amortization expenses of intangible assets not acquired in a business combination are recorded within either the cost of sales, research and development, or sales and marketing line items based on the use of the asset.

QIAGEN Annual Report 2010	109

Goodwill represents the difference between the purchase price and the estimated fair value of the net assets acquired arising from business combinations. Goodwill is subject to impairment tests annually, or earlier if indicators of potential impairment exist, using a fair-value-based approach. We have elected to perform our annual test for indications of impairment as of October 1 of each year. Following the annual impairment tests for the years ended December 31, 2010, 2009 and 2008, goodwill has not been impaired.

Investments

We have investments in non-marketable securities issued by privately held companies. These investments are included in other long-term assets in the accompanying consolidated balance sheets and are accounted for using the equity or cost method of accounting.

Investments are evaluated at least quarterly, or sooner if impairment indicators are noted, to determine if declines in value are other-than-temporary. In making that determination, we consider all available evidence relating to the realizable value of a security. This evidence includes, but is not limited to, the following:

•	Adverse financial conditions of a specific issuer, segment, industry, region or other variables;

•	The length of time and the extent to which the fair value has been less than cost; and

•	The financial condition and near-term prospects of the issuer.

The fair values of any of our equity method investments have declined below their carrying value whenever adverse events or changes in circumstances indicate that recorded values may not be recoverable. If any such decline is considered to be other than temporary (based on various factors, including historical financial results, product development activities and the overall health of the affiliate’s industry), then a write-down of the investment would be recorded in operating expense to its estimated fair value.

Impairment of Long-Lived Assets

We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or a group of assets may not be recoverable. We consider a history of operating losses or a change in expected sales levels to be indicators of potential impairment. Assets are grouped and evaluated for impairment at the lowest level for which there are identified cash flows that are largely independent of the cash flows of other groups of assets. We deem an asset to be impaired if a forecast of undiscounted projected future operating cash flows directly related to the asset, including disposal value, if any, is less than its carrying amount. If an asset is determined to be impaired, the loss is measured as the amount by which the carrying amount of the asset exceeds fair value. We generally measure fair value by discounting projected future cash flows. Considerable judgment is necessary to estimate discounted future cash flows. Accordingly, actual results could differ from such estimates.

Recent Authoritative Pronouncements

Adoption of New Accounting Standards

In January 2010, FASB issued Accounting Standards Update (ASU) No. 2010–06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements. This ASU requires new disclosures and clarifies certain existing disclosure requirements

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FINANCIAL RESULTS Notes to Consolidated Financial Statements

about fair value measurements. The FASB’s objective is to improve these disclosures and, thus, increase the transparency in financial reporting. Specifically, ASU 2010–06 amends Codification Subtopic 820–10 to now require a reporting entity to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers; and in the reconciliation for fair value measurements using significant unobservable inputs, a reporting entity is now required to present separately information about purchases, sales, issuances, and settlements. In addition, ASU 2010–06 clarifies the requirements for previously required disclosures. For purposes of reporting fair value measurement for each class of assets and liabilities, a reporting entity needs to use judgment in determining the appropriate classes of assets and liabilities; and a reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. ASU 2010–06 is effective for interim and annual reporting periods beginning after December 15, 2009. We adopted these updates in 2010 without any impact.

In February 2010, FASB issued ASU 2010–10, Consolidation (Topic 810): Amendments for Certain Investment Funds. The amendments in the ASU defer the effective date of certain amendments to the consolidation requirements of ASC Topic 810, Consolidation, resulting from the issuance of FASB Accounting Standard No. 167, Amendments to FASB Interpretation 46(R). Specifically, the amendments to the consolidation requirements of Topic 810 resulting from the issuance of Standard No. 167 are deferred for a reporting entity’s interest in an entity that has all the attributes of an investment company; or for which it is industry practice to apply measurement principles for financial reporting purposes that are consistent with those followed by investment companies. The ASU does not defer the disclosure requirements in the Standard No. 167 amendments to Topic 810. The amendments in this ASU are effective as of the beginning of a reporting entity’s first annual period that begins after November 15, 2009, and for interim periods within that first annual reporting period. Early application is not permitted. We adopted these updates in 2010 without any impact.

In February 2010, FASB issued ASU No. 2010–09, Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements. The amendments in the ASU remove the requirement to disclose a date through which subsequent events have been evaluated in both issued and revised financial statements. Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of U.S. GAAP. The guidance in the ASU was effective immediately for all financial statements that have not yet been issued, or have not yet become available to be issued, except for guidance related to the date through which conduit bond obligors should evaluate subsequent events (i.e., the date the financial statements were issued). We adopted these updates in 2010 without any impact.

In February 2010, FASB issued ASU No. 2010–08, Technical Corrections to Various Topics. The ASU is the result of the FASB’s review of its standards to determine if any provisions are outdated, contain inconsistencies, or need clarifications to reflect the FASB’s original intent. The FASB believes the amendments do not fundamentally change U.S. GAAP. However, certain clarifications on embedded derivatives and hedging (Subtopic 815–15) may cause a change in the application of that Subtopic and special transition provisions are provided for those amendments. The ASU contains various effective dates. The clarifications of the guidance on embedded derivatives and hedging (Subtopic 815–15) are effective for fiscal years beginning after December 15, 2009. The amendments to the guidance on accounting for income taxes in a reorganization (Subtopic 852–740) apply to reorganizations for which the date of the reorganization is on or after the

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beginning of the first annual reporting period beginning on or after December 15, 2008. All other amendments are effective as of the first reporting period (including interim periods) beginning after the date this ASU was issued. We adopted the update in 2010 without any impact.

Recently Issued Accounting Standards

In October 2009, the FASB issued new authoritative guidance regarding “Revenue Recognition—Multiple Deliverable Revenue Arrangements.” This update provides amendments for separating consideration in multiple deliverable arrangements and removes the objective-and-reliable-evidence-of-fair-value criterion from the separation criteria used to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting, replaces references to “fair value” with “selling price” to distinguish from the fair value measurements required under the “Fair Value Measurements and Disclosures” guidance, provides a hierarchy that entities must use to estimate the selling price, eliminates the use of the residual method for allocation, and expands the ongoing disclosure requirements. We will adopt this standard beginning January 1, 2011 and do not expect any impact.

In April 2010, the FASB issued ASU No. 2010–17, Revenue Recognition—Milestone Method (Topic 605): Milestone Method of Revenue Recognition. The ASU codifies the consensus reached in Emerging Issues Task Force Issue No. 08–9, “Milestone Method of Revenue Recognition.” The amendments provide guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions. Consideration that is contingent on achievement of a milestone in its entirety may be recognized as revenue in the period in which the milestone is achieved only if the milestone is judged to meet certain criteria to be considered substantive. Milestones should be considered substantive in their entirety and may not be bifurcated. An arrangement may contain both substantive and nonsubstantive milestones, and each milestone should be evaluated individually to determine if it is substantive. The amendments in the ASU are effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010. We will adopt this standard beginning January 1, 2011 and do not expect any impact.

In April 2010, the FASB issued ASU No. 2010–12, Income Taxes (Topic 740). The ASU codifies an SEC Staff Announcement relating to accounting for the Health Care and Education Reconciliation Act of 2010 and the Patient Protection and Affordable Care Act. On March 30, 2010, the U.S. President signed the Health Care and Education Reconciliation Act of 2010, which is a reconciliation bill that amends the Patient Protection and Affordable Care Act that was signed by the President on March 23, 2010 (collectively, the “Acts”). Questions had arisen about the effect, if any, of the two different signing dates. The SEC has concluded that the two Acts, when taken together, represent the current healthcare reforms as passed by U.S. Congress and signed by the President, and therefore would not object to the view that the two Acts should be considered together for accounting purposes. As a result of the Acts, a 2.3% excise tax will be imposed on the sale, including leases, of any taxable medical devices by the manufacturer, producer or importer of such devices. A “taxable medical device” is any FDA regulated device intended for human use. The excise tax will apply to the sales of all taxable medical devices occurring in the U.S. after December 31, 2012. While we continue to evaluate the impact of the Acts, at the present time, we expect a net positive impact from the legislation due to the expected increase in net sales resulting from increased healthcare coverage, which will be partially offset by the excise tax.

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3.	Net Income per Common Share

We present basic and diluted earnings per share. Basic earnings per share is calculated by dividing the net income attributable to the owners of QIAGEN N.V. by the weighted average number of common shares outstanding. Diluted earnings per share reflect the potential dilution that would occur if all “in the money” securities to issue common shares were exercised or converted. The following schedule summarizes the information used to compute earnings per common share:

	Years ended December 31
$1,000	2010	2009	2008
Weighted average number of Common Shares used to compute basic net income per Common Share	232,635	206,928	196,804
Dilutive effect of stock options and restrictive stock units	2,843	2,717	3,122
Dilutive effect of outstanding warrant shares	5,005	3,967	4,333

Weighted average number of Common Shares used to compute diluted net income per Common Share	240,483	213,612	204,259

Outstanding stock options and restrictive stock units having no dilutive effect, not included in above calculation	2,152	2,627	2,149

Outstanding warrants having no dilutive effect, not included in above calculation	21,462	22,500	22,430

4.	Acquisitions, Divestiture and Restructuring

2010 Acquisitions

In 2010, we completed two acquisitions which individually were not significant to the overall consolidated financial statements. We acquired 100% of the shares of ESE GmbH, a privately held developer and manufacturer of UV and fluorescence optical measurement devices. ESE is based in Stockach, Germany. ESE has pioneered the development and manufacturing of optical measurement systems for medical and industrial applications. The systems utilize unique, high-performance and award-winning fluorescence detection technologies integrated into compact modules. We have demonstrated that ESE’s fluorescence detection systems can be used to measure signals generated by our existing testing technologies, including the HDA and tHDA isothermal assay systems. We also acquired the food market business of the Institute for Product Quality (ifp), a Berlin-based company which sells food, veterinary and environmental quality control assays. The transaction was an asset purchase of primarily patents, know-how, intellectual property rights and customer data related to the business. We have entered into a license and contract manufacturing agreement with ifp under which ifp will perform the production for QIAGEN.

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Aggregate consideration paid in 2010 for the acquisitions was $22.7 million and an amount of $2.9 million was retained in an escrow account to cover any claims for breach of any representations, warranties or indemnities. During 2010, $1.6 million of the funds were released, and as a result $1.3 million is included in prepaid expenses and other in the accompanying consolidated balance sheets. Correspondingly, we have recorded preacquisition contingencies of $1.3 million that are included in accrued and other liabilities in the accompanying consolidated balance sheets. Furthermore, the Purchase Agreements for both acquisitions include aggregate milestone payments of up to $8.1 million, of which $0.2 million was paid in 2010.

Final Allocation of 2009 Acquisitions

DxS Ltd. Acquisition

On September 21, 2009, we acquired 100% of the outstanding shares of DxS Ltd. (DxS), a privately held developer and manufacturer of companion diagnostic products headquartered in Manchester, United Kingdom. With this acquisition, we believe that we have taken a strong leadership position in Personalized Healthcare (PHC). The transaction was valued at $94.5 million in cash, plus up to an additional $35.0 million in contingent consideration. The acquisition date fair value of the total consideration was $112.1 million, which consisted of $94.5 million in cash and $17.6 million for the acquisition date fair value of the contingent consideration. A portion of the purchase consideration was deposited in an escrow account with a paying agent to cover any claims for breach of representations, warranties, covenants or indemnities, or failure to satisfy certain conditions. As a result, $8.7 million is included in prepaid expenses and other in the accompanying consolidated balance sheets. Correspondingly, we have recorded preacquisition contingencies of $8.7 million that are included in accrued and other liabilities in the accompanying consolidated balance sheets.

The contingent consideration of up to $35.0 million relates to specific commercial and other milestones, which, if met, will be paid. During 2010, contingent consideration of $5.5 million was paid. The preliminary total fair value of milestones is approximately $17.6 million which, as of the acquisition date, has been recognized as purchase price. The fair value of the milestone payments was determined using a discount rate of 3.25% and a probability regarding the accomplishment of the milestones of 90 to 95%.

SABiosciences Acquisition

On December 14, 2009, we acquired 100% of the outstanding shares of SABiosciences Corporation, located in Frederick, Maryland (USA). SABiosciences holds a leading position in the design and commercialization of disease- and pathway-focused real-time PCR-based assay panels, which are widely utilized in biomedical research and in the development of future drugs and diagnostics. At closing, the purchase price was $97.6 million in cash. As of December 31, 2010, we have $5.9 million of the consideration in an escrow account with a paying agent to cover any claims for breach of representations, warranties, covenants or indemnities, or failure to satisfy certain conditions. This amount is included in prepaid expenses and other in the accompanying Consolidated Balance Sheet. Correspondingly, we have preacquisition contingencies of $5.9 million that are included in accrued and other liabilities in the accompanying Consolidated Balance Sheet.

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FINANCIAL RESULTS Notes to Consolidated Financial Statements

As of December 31, 2010, the final allocation of the purchase price and transaction costs for the acquisitions of DxS and SABiosciences are follows:

$1,000	DxS Acquisition	SABiosciences Acquisition	Total
Purchase Price:
Cash	94,823	97,586	192,409
Fair value of milestones	17,599	—	17,599

	112,422	97,586	210,008

Final Allocation:
Working capital	263	10,153	10,416
Fixed and other long-term assets	2,199	2,215	4,414
Product technology and know-how	16,400	26,400	42,800
Purchased in-process research and development	1,400	1,700	3,100
Customer relationships	54,900	8,400	63,300
Tradename	4,100	1,900	6,000
Goodwill	56,935	62,178	119,113
Deferred tax liability on fair value of identifiable intangible assets acquired	(23,040)	(15,360)	(38,400)
Liabilities assumed	(735)	—	(735)

	112,422	97,586	210,008

The weighted-average amortization period for the intangible assets acquired with DxS is 15 years and with SABiosciences is 10 years. The goodwill acquired in these acquisitions is not deductible for tax purposes.

Other 2009 Acquisitions

On August 6, 2009, we acquired Explera s.r.l., a leading supplier in molecular diagnostics and personalized medicine in Italy. The transaction is valued at $7.5 million, with a fixed purchase price of $5.0 million and milestone payments of $2.5 million. With this acquisition, we expanded the size of our sales channel in Italy and added several activities in the area of personalized medicine and access to a suite of CE-IVD pyrosequencing assays.

On November 12, 2009, we acquired 100% of the outstanding shares of a developer, producer and distributor of PCR-based technologies for forensics, kinship and paternity analysis, and other human identity testing applications located in Germany. Upon closing of the transaction, an upfront payment of $23.3 million was paid to the sellers, less an amount of $13.1 million that was originally retained in an escrow account to cover any claims for breach of any of representations, warranties or indemnities. The escrow funds were partially released to the sellers during 2010. Another $1.6 million was paid to the sellers in 2010.

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Our acquisitions have historically been made at prices above the fair value of the acquired net assets, resulting in goodwill, due to expectations of synergies of combining the businesses. These synergies include use of our existing infrastructure, such as sales force, shared service centers, distribution channels and customer relations, to expand sales of the acquired businesses’ products; use of the infrastructure of the acquired businesses to cost-effectively expand sales of our products; and elimination of duplicative facilities, functions and staffing.

These acquisitions have been accounted for using the purchase method of accounting, and the acquired companies’ results have been included in the accompanying statements of operations from their respective dates of acquisition. Acquisition-related costs are expensed when incurred and are included in general, administrative, integration and other in the accompanying consolidated statements of income.

Final Allocations of 2008 Acquisitions

On July 1, 2008, we acquired an 82.5% interest in Corbett Life Science Pty. Ltd. (Corbett), a developer, manufacturer, and distributor of life sciences instrumentation headquartered in Sydney, Australia, with an option to acquire the minority interest. On October 1, 2008, we acquired all assets related to the Biosystems Business from Biotage AB, a publicly listed developer, manufacturer and distributor of products for genetic analysis and medicinal chemistry headquartered in Uppsala, Sweden. This business division contains pyrosequencing systems for genetic analysis, PyroMark products for methylation, sequence and mutation analysis and Pyro Gold reagents. Additionally, the transaction included the acquisition of Biotage’s 17.5% shareholding in Corbett.

Following the finalization of the fair value of acquired pre-acquisition contingencies, deferred taxes, and certain milestone payments, the final allocations of the purchase price and transaction costs for the acquisitions of Corbett Life Science Pty. Ltd. (Corbett) and the Biosystems Business from Biotage AB as of December 31, 2009, are as follows:

$1,000	Corbett Acquisition	Biosystems Business Acquisition	Total
Purchase Price:
Issuance of restricted shares	4,234	—	4,234
Cash, including transaction costs	130,318	52,024	182,342
Cash acquired	(7,075)	—	(7,075)
Cash for 17.5% interest in Corbett	21,071	(21,071)	—

	148,548	30,953	179,501

Final Allocation:
Working capital	8,537	3,030	11,567
Fixed and other long-term assets	4,204	234	4,438
Developed IP	35,000	12,600	47,600
Customer relationships	17,400	1,800	19,200
Tradename	3,600	900	4,500
Goodwill	96,214	14,662	110,876
Purchased in-process research and development expense	1,000	—	1,000
Deferred tax liability on fair value of identifiable intangible assets acquired	(16,433)	—	(16,433)
Liabilities assumed	(974)	(2,273)	(3,247)

	148,548	30,953	179,501

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The weighted average amortization period for all intangible assets acquired in 2008 is 10 years. The goodwill acquired in these acquisitions is not deductible for tax purposes.

Other 2008 Acquisitions

In 2008, we acquired a business unit from Diagnostic Technology Pty. Ltd., located in Belrose, Australia, which relates to the distribution of products in Australia, New Zealand, Singapore and Malaysia. The purchase price consisted of an upfront payment in the amount of Australian dollars (AUD) 0.9 million and a milestone payment amounting to AUD 0.4 million, which was paid in 2009. Additionally in 2008, we established QIAGEN Mexico via the acquisition of certain assets of our former life science distributor Quimica Valaner. We also acquired the minority interest in its Brazilian sub, QIAGEN Brasil Biotecnologia Ltda., for $3.2 million in cash in 2008. The establishment of QIAGEN Mexico, as well as the acquisition of the minority interest in its Brazilian subsidiary, represents our commitment to expanding our presence in Latin America. We do not consider these acquisitions to be material.

2009 Divestiture

In July 2009, through the sale of our subsidiary in Austria, we sold the Olerup SSP® product line and related assets to Olerup International AB, a subsidiary of LinkMed, a Swedish venture capital company specializing in life sciences. The Olerup SSP® product line includes molecular transplantation testing products used for DNA human leukocyte antigen (HLA) typing. We retained rights to all Olerup SSP® assays for applications outside transplantation testing, such as in personalized medicine. The transaction does not affect our presence in new sequencing-based typing assays in the area of transplantation. We recorded a net gain of approximately $1.2 million on the sale of the business, which is recorded in other income, net in 2009.

2009 Restructuring of Acquired Business

In October 2009, we started the closure of our facilities and relocation of our activities in Brisbane and Sydney to other locations, primarily to QIAGEN Instruments AG in Switzerland. These restructurings follow the acquisition of Corbett in 2008 and consolidate our instrument manufacturing activities. The closure and relocation were completed in 2010 at a total pre-tax cost of approximately $4.2 million, of which $1.9 million was incurred in 2010.

5.	Accumulated Other Comprehensive Income

The following table is a summary of the components of accumulated other comprehensive income:

$1,000	2010	2009
Net unrealized loss on cash flow hedging contracts, net of tax of $0.7 million and $2.7 million in 2010 and 2009, respectively	(1,644)	(5,326)
Net unrealized gain (loss) on pension, net of tax of $4,000 and $50,000 in 2010 and 2009, respectively	(11)	118
Foreign currency translation effects from intercompany long-term investment transactions, net of tax of $4.4 million and $1.9 million in 2010 and 2009, respectively	5,774	7,465
Foreign currency translation adjustments	60,635	47,889

Accumulated other comprehensive income	64,754	50,146

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6.	Derivatives and Hedging

Derivatives and Hedging

In the ordinary course of business, we use derivative instruments, including swaps, forwards and / or options, to manage potential losses from foreign currency exposures and variable rate debt. The principal objective of such derivative instruments is to minimize the risks and / or costs associated with global financial and operating activities. We do not utilize derivative or other financial instruments for trading or other speculative purposes. We recognize all derivatives as either assets or liabilities on the balance sheet on a gross basis, measure those instruments at fair value and recognize the change in fair value in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures. We do not offset the fair value of derivative instruments with cash collateral held or received from the same counterparty under a master netting arrangement.

As of December 31, 2010, all derivatives that qualify for hedge accounting are cash-flow hedges. For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings. In 2010, we did not record any hedge ineffectiveness related to any cash-flow hedges in income (expense) and did not discontinue any cash-flow hedges. There are no expected transactions which would result in a reclassification of amounts in other comprehensive income into earnings in the next 12 months. Derivatives, including those that are not designated as hedges, are classified in the operating section of the consolidated statements of cash flows, in the same category as the related consolidated balance sheet account.

Foreign Currency Derivatives

As a globally active enterprise, we are subject to risks associated with fluctuations in foreign currencies in our ordinary operations. This includes foreign currency-denominated receivables, payables, debt, and other balance sheet positions. We manage balance sheet exposure on a group-wide basis primarily using foreign exchange forward contracts and cross-currency swaps.

We have foreign currency forward contracts with an aggregate notional amount of $44.0 million, which have been entered into in connection with the notes payable to QIAGEN Finance (see Note 15) and which qualify for hedge accounting as cash-flow hedges. We have determined that no ineffectiveness exists related to these derivatives. However, the differences between spot and forward rates were excluded from the assessment of hedge effectiveness and included in interest income as it effectively constitutes the difference in the interest rates of the respective currency pairs. The contracts mature in July 2011 and had fair market values at December 31, 2010 and 2009 of approximately $3.9 million, included in accrued and other liabilities, and $5.7 million, included in other long-term liabilities, respectively, in the accompanying consolidated balance sheets.

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In addition, we were party to cross-currency swaps which have been entered into in connection with the notes payable to Euro Finance (see Note 15) and which qualified as cash-flow hedges with a notional amount of $120.0 million as of December 31, 2010 and 2009, which mature in November 2012 and had fair market values of $4.6 million and $16.7 million at December 31, 2010 and 2009, respectively, which are included in other long-term liabilities in the accompanying consolidated balance sheets.

Undesignated Derivative Instruments

We are party to various foreign exchange forward and swap arrangements which had, at December 31, 2010, an aggregate notional value of approximately $295.4 million and fair values of $0.7 million and $5.1 million, which are included in other assets and other liabilities, respectively, and which expire at various dates through April 2011. The transactions have been entered into to offset the effects from short-term balance sheet exposure to foreign currency exchange risk. Changes in the fair value of these arrangements have been recognized in other income, net.

We were party to various foreign exchange forward and swap arrangements which had, at December 31, 2009, an aggregate notional value of approximately $200.1 million and fair values of $0.9 million and $7.7 million, which are included in other assets and other liabilities, respectively, and which expired at various dates through March 2010. The transactions have been used to offset the effects from short-term balance sheet exposure to foreign currency exchange risk. Changes in the fair value of these arrangements have been recognized in other income, net.

Interest Rate Derivatives

We use interest rate derivative contracts on certain borrowing transactions to hedge fluctuating interest rates. We have entered into interest rate swaps in which we agree to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional principal amount. During 2008, we entered into interest rate swaps, which effectively fixed the variable interest rates on $200.0 million of our variable rate debt and qualify for hedge accounting as cash-flow hedges. We have determined that no ineffectiveness exists related to these swaps. During 2010, $100.0 million of the swaps matured. The remaining $100.0 million matures in October 2011, and as of December 31, 2010, had an aggregate fair value of $2.7 million, which is recorded in accrued and other liabilities in the accompanying consolidated balance sheet. As of December 31, 2009, these swaps had an aggregate fair value of $6.3 million, of which $2.1 million is recorded in accrued and other liabilities and $4.2 million is recorded in other long-term liabilities in the accompanying consolidated balance sheet.

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Fair Values of Derivative Instruments

The following table summarizes the fair value amounts of derivative instruments reported in the consolidated balance sheets as of December 31, 2010 and 2009:

	Derivatives in Asset Positions Fair value		Derivatives in Liability Positions Fair value
$1,000	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009
Derivative instruments designated as hedges
Interest rate contracts	—	—	(2,663)	(6,274)
Foreign exchange contracts	—	—	(8,452)	(22,495)

Total derivative instruments designated as hedges	—	—	(11,115)	(28,769)

Undesignated derivative instruments
Foreign exchange contracts	677	947	(5,113)	(7,690)

Total derivative instruments	677	947	(16,228)	(36,459)

Gains and Losses on Derivative Instruments

The following tables summarize the locations and gains on derivative instruments for the years ended December 31, 2010 and 2009:

Year ended December 31, 2010 $1,000	Gain/(Loss) Recognized in AOCI	Location of (Gain) Loss in Income Statement	(Gain) Loss Reclassified from AOCI into Income	Loss Recognized in Income
Cash flow hedges
Interest rate contracts	3,611	Interest expense	—	NA
Foreign exchange contracts	11,025	Other income, net	(8,874)	NA

Total	14,636		(8,874)	NA

Undesignated derivative instruments
Foreign exchange contracts	NA	Other income, net	NA	(2,239)

Year ended December 31, 2009 $1,000	Gain/(Loss) Recognized in AOCI	Location of (Gain) Loss in Income Statement	(Gain) Loss Reclassified from AOCI into Income	Loss Recognized in Income
Cash flow hedges
Interest rate contracts	537	Interest expense	—	NA
Foreign exchange contracts	(13,278)	Other income, net	8,367	NA

Total	(12,741)		8,367	NA

Undesignated derivative instruments
Foreign exchange contracts	NA	Other income, net	NA	(2,333)

NA – Not applicable

The amounts noted in the table above for accumulated other comprehensive income (AOCI) do not include any adjustment for the impact of deferred income taxes.

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FINANCIAL RESULTS Notes to Consolidated Financial Statements

7.	Fair Value Measurements

Assets and liabilities are measured at fair value according to a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows:

Level 1: Observable inputs, such as quoted prices in active markets;

Level 2: Inputs, other than the quoted price in active markets, that are observable either directly or indirectly; and

Level 3: Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Our assets and liabilities measured at fair value on a recurring basis consist of short-term investments, which are classified in Level 1 and Level 2 of the fair value hierarchy, and derivative contracts used to hedge currency and interest rate risk, which are classified in Level 2 of the fair value hierarchy and are shown in the tables below. In determining fair value for Level 2 instruments, we apply a market approach, using quoted active market prices relevant to the particular instrument under valuation, giving consideration to the credit risk of both the respective counterparty to the contract and the Company. To determine our credit risk, we estimated our credit rating by benchmarking the price of outstanding debt to publicly-available comparable data from rated companies. Using the estimated rating, our credit risk was quantified by reference to publicly-traded debt with a corresponding rating.

The following table presents our fair value hierarchy for our financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2010 and 2009:

	As of December 31, 2010				As of December 31, 2009
$1,000	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets:
Short-term investments	70,000	36,077	—	106,077	40,000	—	—	40,000
Foreign exchange contracts	—	677	—	677	—	947	—	947

	70,000	36,754	—	106,754	40,000	947	—	40,947

Liabilities:
Foreign exchange contracts	—	13,565	—	13,565	—	30,185	—	30,185
Interest rate contracts	—	2,663	—	2,663	—	6,274	—	6,274

	—	16,228	—	16,228	—	36,459	—	36,459

The carrying values of financial instruments, including cash and equivalents, accounts receivable, accounts payable and other accrued liabilities, approximate their fair values due to their short-term maturities. The estimated fair value of long-term debt as disclosed in Note 15 was based on current interest rates for similar types of borrowings. The estimated fair values may not represent actual values of the financial instruments that could be realized as of the balance sheet date, or

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that will be realized in the future. There were no fair value adjustments in the years ended December 31, 2010 and 2009 for nonfinancial assets or liabilities required to be measured at fair value on a nonrecurring basis.

8.	Short-term Investments

At December 31, 2010, short-term investments consisted of $70.0 million of investments in short-term funds that have a fixed maturity date. Thereof $50.0 million matured in January 2011 and $20.0 million will mature in May 2011. These fund investments are carried at fair market value, which is equal to the cost. Additionally, we had €27.0 million ($36.1 million as of December 31, 2010) of loan note receivables due from financial institutions. These loan receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. These loans consist of $9.4 million that matured in February 2011, and $26.7 million that matures in November 2013 with put option rights on a quarterly basis beginning in February 2011. Interest income is determined using the effective interest rate method. These loans are classified as current assets in the accompanying consolidated balance sheets since we may put the loans at our discretion beginning February 2011.

At December 31, 2009, we had short-term investments which had a fair market value and cost of $40.0 million.

For the year ended December 31, 2010, proceeds from sales of short-term investments totaled $44.0 million. There were no sales of short-term investments in 2009. There were no realized gains or losses during 2010 or 2009.

9.	Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets are summarized as follows as of December 31, 2010 and 2009:

$1,000	2010	2009
Prepaid expenses	24,061	29,109
Amounts held in escrow in connection with acquisitions	27,006	37,094
Value Added Tax	7,039	7,865
Other receivables	6,296	22,825

	64,402	96,893

122	QIAGEN Annual Report 2010

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10.	Property, Plant and Equipment

Property, plant and equipment, including equipment acquired under capital lease obligations, are summarized as follows as of December 31, 2010 and 2009:

	Years ended December 31
$1,000	Estimated Useful Life (in Years)	2010	2009
Land	—	16,053	16,045
Buildings and improvements	1-40	232,946	237,547
Machinery and equipment	1-15	157,973	135,540
Computer software	1-10	53,948	53,038
Furniture and office equipment	1-15	75,030	69,310
Construction in progress	—	59,418	16,788

		$595,368	$528,268

Less: Accumulated depreciation and amortization		(249,704)	(210,801)

Property, plant and equipment, net		$345,664	$317,467

Amortization of assets acquired under capital lease obligations is included within accumulated depreciation and amortization above for the years ended December 31, 2010 and 2009, respectively. For the years ended December 31, 2010, 2009 and 2008, depreciation and amortization expense totaled $47.9 million, $42.0 million and $36.2 million, respectively. Repairs and maintenance expense was $11.8 million, $10.9 million and $9.7 million in 2010, 2009 and 2008, respectively. For the year ended December 31, 2010, construction in progress includes amounts related to the construction of new facilities in Germany and the United States. For the years ended December 31, 2010, 2009 and 2008, interest capitalized in connection with construction projects was not significant.

11.	Investments

We have made strategic investments in certain companies that are accounted for using the equity or cost method of accounting. The method of accounting for an investment depends on the level of influence. We monitor changes in circumstances that may require a reassessment of the level of influence. We periodically review the carrying value of these investments for impairment, considering factors such as the most recent stock transactions and book values from the recent financial statements. The fair value of cost-method investments is estimated when there are identified events or changes in circumstances that may have an impact on the fair value of the investment.

QIAGEN Annual Report 2010	123

A summary of these investments, which are included in other assets, is as follows:

$1,000		Equity Investments as of December 31		Share of Income (Loss) for the years ended December 31
Company	Ownership Percentage	2010	2009	2010	2009	2008
PreAnalytiX GmbH	50.00%	15,308	10,894	2,969	2,887	1,459
QBM Cell Science	19.50%	405	394	11	(49)	(61)
QIAGEN Finance	100.00%	949	818	131	115	426
QIAGEN Euro Finance	100.00%	1,306	1,033	273	300	257
Pyrobett	19.00%	3,927	—	(73)	—	—
Dx Assays Pte Ltd.	33.30%	—	—	—	(316)	(408)

We have a 50% interest in a joint venture company, PreAnalytiX GmbH, for which we are not the primary beneficiary. Thus, the investment is accounted for under the equity method. PreAnalytiX was formed to develop, manufacture and market integrated systems for the collection, stabilization and purification of nucleic acids for molecular diagnostic testing. At present, our maximum exposure to loss as a result of our involvement with PreAnalytiX is limited to our share of losses from the equity method investment itself.

We have a 100% interest in QIAGEN Finance (Luxembourg) S.A. (QIAGEN Finance) and QIAGEN Euro Finance (Luxembourg) S.A. (Euro Finance), companies established for the purpose of issuing convertible debt in 2004 and 2006, respectively. In August 2004, we issued $150.0 million of 1.5% Senior Convertible Notes (2004 Notes) due in 2024 through QIAGEN Finance. In May 2006, we completed the offering of $300.0 million of 3.25% Senior Convertible Notes (2006 Notes) due in 2026 through Euro Finance. The proceeds of the 2004 and 2006 Notes were loaned to subsidiaries within the consolidated QIAGEN N.V. group. QIAGEN N.V. has guaranteed all of these Notes, and has agreements with each of QIAGEN Finance and Euro Finance to issue common shares to the investors in the event of conversion of any of the Notes. QIAGEN Finance and Euro Finance are variable interest entities. We are not the primary beneficiary, therefore neither is consolidated. Accordingly, the 2004 and 2006 convertible debt is not included in the consolidated statements of QIAGEN N.V., though QIAGEN N.V. does report the full obligation of the debt through its liabilities to QIAGEN Finance and Euro Finance. QIAGEN N.V. accounts for its investments in QIAGEN Finance and Euro Finance as equity investments and accordingly records 100% of the profit or loss of QIAGEN Finance and Euro Finance in the gain or loss from equity method investees. At present, our maximum exposure to loss as a result of our involvement with QIAGEN Finance and Euro Finance is limited to our share of losses from the equity method investments.

In 2010, we made a $4.0 million investment in Pyrobett, a company located in Singapore which performs research and development activities related to the development of instruments for use in life sciences.

At December 31, 2010 and 2009, we had a loan receivable of $1.6 million and $1.4 million, respectively, included in other long-term assets, due from Dx Assays, which bears interest at 15% and is due in March 2013.

124	QIAGEN Annual Report 2010

FINANCIAL RESULTS Notes to Consolidated Financial Statements

During 2010, we made an investment of €2.5 million (approximately $3.4 million as of December 31, 2010) for a 7.6% share of a privately held company. The investment is accounted for under the cost method.

During 2009, we sold our investment in a privately held company which had been accounted for under the cost method of accounting, and realized a gain of $10.5 million in 2009. The proceeds were received in January 2010, and an additional gain of $0.6 million was recorded in 2010 following the receipt of additional proceeds which had been held in escrow.

During 2008, in connection with the acquisition of Corbett, we impaired our $4.0 million investment in a privately held company which had been accounted for under the cost method of accounting. Following the acquisition of Corbett, management anticipated a change in our purchasing pattern of the investee’s products, which negatively impacted the forecasted financial condition of the investee. Accordingly, the known impact to the investee’s financial condition, absent other evidence indicating a realizable value of the investment, indicated that our investment was worthless and that recoverability of the asset through future cash flows was not considered likely enough to support the current carrying value. We had no contractual obligation to provide any additional investment or other financing beyond the investment in the investee. The impairment is included in other income, net in the accompanying consolidated statements of income.

12.	Intangible Assets

The following sets forth the acquired intangible assets by major asset class as of December 31, 2010 and December 31, 2009:

		2010		2009
$1,000	Weighted Average Life	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized Intangible Assets:
Patent and license rights	11.0 years	289,199	(88,275)	246,535	(69,380)
Developed technology	9.7 years	501,287	(157,838)	461,507	(108,374)
Customer base, trademarks, in-process R & D and non-compete agreements	11.3 years	275,167	(66,213)	263,985	(41,977)

		1,065,653	(312,326)	972,027	(219,731)

Unamortized Intangible Assets:
Goodwill		1,352,281		1,337,064

In connection with the acquisitions as more fully discussed in Note 4, approximately $0.6 million and $3.1 million of purchase price was allocated to purchased in-process research and development and capitalized in 2010 and 2009, respectively. Prior to January 1, 2009, purchased in-process research and development costs were expensed. During the year ended December 31, 2008, approximately $1.0 million of purchase price was allocated to purchased in-process research and development and expensed.

QIAGEN Annual Report 2010	125

Amortization expense on intangible assets totaled approximately $94.9 million, $78.4 million and $69.4 million, respectively, for the years ended December 31, 2010, 2009 and 2008. During 2009, additional amortization of $5.0 million was recorded in cost of sales related to the impairment of developed technology, which was triggered by the acquisition of DxS and SABiosciences. Amortization of intangibles for the next five years is expected to be approximately:

$1,000	Amortization
Years ended December 31:
2011	96,858
2012	94,916
2013	91,653
2014	90,240
2015	89,677

The changes in the carrying amount of goodwill for the years ended December 31, 2010 and 2009 are as follows:

$1,000	Total
Balance at December 31, 2008	1,152,105

Goodwill acquired during the year	116,340
Goodwill written off during the year	(1,631)
Earn-out and milestone payments	28,946
Purchase adjustments	13,729
Effect of foreign currency translation	27,575

Balance at December 31, 2009	1,337,064

Earn-out and milestone payments	2,983
Purchase adjustments	579
Effect of foreign currency translation	11,655

Balance at December 31, 2010	1,352,281

The changes in the carrying amount of goodwill during the year ended December 31, 2009 resulted from the 2009 acquisitions, foreign currency translation and purchase price adjustments primarily related to tax matters in connection with prior year acquisitions. During 2009, $ 1.6 million of goodwill from a previous acquisition was written off following the acquisition of DxS Ltd. in September 2009 and is recorded in general and administrative, integration and other expenses in the accompanying consolidated statements of income. During 2010, changes in goodwill resulted from earn-out and milestone payments, purchase price adjustments related to the 2009 acquisitions and foreign currency translation.

126	QIAGEN Annual Report 2010

FINANCIAL RESULTS Notes to Consolidated Financial Statements

We occasionally enter into transactions which include the purchase, sale, or licensing of patented or non-patented technology as well as supply agreements, particularly in the areas of Pharma and Molecular Diagnostics. The agreements may be structured such that the transaction is required to be accounted for in accordance with ASC No. 845, Nonmonetary Transactions (“ASC No. 845”), and may include multiple deliverables accounted for in accordance with ASC No. 605, Revenue Recognition.

During 2010, we entered into a series of transactions with a third party, under which we exchanged certain intangible assets in a nonmonetary exchange. We have accounted for this transaction under ASC No. 845, and recorded the intangible assets received at the fair value of the assets surrendered. As there is no observable market for these assets, we have performed this nonrecurring fair value measurement based on significant unobservable inputs (Level 3 as defined in Note 7). We have performed the fair value analysis using an income approach, including development of inputs such as future revenues to be generated under the assets, and future costs associated with product development, production, and distribution under the patents, in order to determine an exit price from the perspective of a market participant that holds the assets. As a result of nonmonetary transactions, we recorded intangible assets of $30.3 million, net sales of $11.0 million and deferred revenues of $19.3 million. In the same series of transactions, we agreed to supply certain products and the deferred revenue will be recognized ratably in connection with the supply of the products.

13.	Income Taxes

Income before income taxes for the years ended December 31, 2010, 2009 and 2008 were:

$1,000	2010	2009	2008
Pretax income in The Netherlands	55,431	72,190	53,032
Pretax income from foreign operations	117,690	100,140	66,254

	173,121	172,330	119,286

The provisions for income taxes for the years ended December 31, 2010, 2009 and 2008 were:

$1,000	2010	2009	2008
Current
The Netherlands	12,265	12,633	8,999
Foreign	36,487	32,539	23,326

	48,752	45,172	32,325

Deferred
The Netherlands	—	—	—
Foreign	(19,942)	(10,609)	(2,563)

	(19,942)	(10,609)	(2,563)

Total provision for income taxes	28,810	34,563	29,762

QIAGEN Annual Report 2010	127

The Netherlands statutory income tax rate for the years ended December 31, 2010, 2009 and 2008 was 25.5%. The principal items comprising the differences between income taxes computed at The Netherlands statutory rate and the effective tax rate for the years ended December 31, 2010, 2009 and 2008 are as follows:

	2010		2009		2008
$1,000	Amount	Percent	Amount	Percent	Amount	Percent
Income taxes at The Netherlands statutory rate	44,146	25.5	43,944	25.5%	30,418	25.5
Earnings of subsidiaries taxed at different rates	7,710	4.5	4,710	2.7	1,432	1.2
Tax impact from permanent items	3,295	1.9	—	—	(3,064)	(2.6)
Tax impact from tax exempt income	(10,283)	(6.0)	(11,039)	(6.4)	—	—
Purchased in-process research and development	—	—	—	—	300	0.3
Tax contingencies, net	(1,269)	(0.7)	1,774	1.0	(1,665)	(1.4)
Taxes due to changes in tax rates	(1,400)	(0.8)	(3,671)	(2.0)	2,429	2.0
Restructuring	(12,903)	(7.5)	—	—	—	—
Other items, net	(486)	(0.3)	(1,155)	(0.7)	(88)	(0.1)

Total provision for income taxes	28,810	16.6%	34,563	20.1%	29,762	24.9%

Certain countries benefit from tax holidays which represent a tax exemption period aimed to attract foreign investment in certain tax jurisdictions. These agreements include programs that reduce up to 100% of taxes in years covered by the agreements. One of our subsidiaries has a tax holiday which will expire in 2011.

We conduct business globally and, as a result, file numerous consolidated and separate income tax returns in the Netherlands, Germany, Switzerland and the U.S. federal jurisdiction, as well as in various other state and foreign jurisdictions. In the normal course of business, we are subject to examination by taxing authorities throughout the world. Our tax years since 2002 are open for income tax examinations by tax authorities. Our subsidiaries, with few exceptions, are no longer subject to income tax examinations by tax authorities for years before 2004. The U.S. consolidated group is subject to federal and most state income tax examinations by tax authorities beginning the year ending December 31, 2007 through the current period.

We do not currently anticipate that our existing reserves related to uncertain tax positions as of December 31, 2010 will significantly increase or decrease during the twelve-month period ending December 31, 2011; however, various events could cause our current expectations to change in the future. The majority of these uncertain tax positions, if ever recognized in the financial statements, would be recorded in the statement of operations as part of the income tax provision.

128	QIAGEN Annual Report 2010

FINANCIAL RESULTS Notes to Consolidated Financial Statements

Changes in the gross amount of unrecognized tax benefits are as follows:

$1,000	Unrecognized Tax Benefits
Balance at December 31, 2008	8,309

Additions based on tax positions related to the current year	616
Additions for tax positions of prior years	1,399
Settlements with taxing authorities	(241)
Reductions due to lapse of statute of limitations	—
Increase from currency translation	255

Balance at December 31, 2009	10,338

Additions based on tax positions related to the current year	322
Additions for tax positions of prior years	124
Settlements with taxing authorities	(592)
Reductions due to lapse of statute of limitations	(1,361)
Increase from currency translation	(158)

Balance at December 31, 2010	8,673

At December 31, 2010 and December 31, 2009, our net unrecognized tax benefits totaled approximately $8.0 million and $9.6 million, respectively, of which $8.0 million in benefits, if recognized, would favorably, affect our effective tax rate in any future period. It is possible that approximately $0.5 million of the unrecognized tax benefits may be released during the next 12 months due to lapse of statute of limitations or settlements with tax authorities.

Our policy is to recognize interest accrued related to unrecognized tax benefits in interest expense and penalties within tax provision expense. At December 31, 2010, we had $0.4 million of accrued interest included in accrued and other liabilities in the accompanying consolidated balance sheet. During 2010, the amount of accrued interest decreased by $0.1 million with approximately $0.2 million of interest income and $0.1 million of interest expense recognized during 2010. At December 31, 2009, we had $0.5 million of accrued interest included in accrued and other liabilities in the accompanying consolidated balance sheet. During 2009, the amount of accrued interest increased by $0.1 million with approximately $0.03 million of interest income and $0.2 million of interest expense recognized during 2009.

QIAGEN Annual Report 2010	129

We have recorded net deferred tax liabilities of $163.3 million and $171.7 million at December 31, 2010 and 2009, respectively, which are reflected on the consolidated balance sheets at December 31, 2010 and 2009 as follows:

$1,000	2010	2009
Current deferred tax asset	30,731	33,525
Current deferred tax liabilities	(30,504)	(18,912)
Non-current deferred tax asset	37,182	26,387
Non-current deferred tax liabilities	(200,667)	(212,690)

Net deferred tax liabilities	(163,258)	(171,690)

The components of the net deferred tax liability at December 31, 2010 and December 31, 2009 are as follows:

	2010		2009
$1,000	Deferred Tax Assets	Deferred Tax Liability	Deferred Tax Assets	Deferred Tax Liability
Net operating loss carry forwards	8,282	—	33,462	—
Accrued and other liabilities	30,138	(6,487)	20,972	(838)
Inventories	3,134	(1,915)	4,612	(1,634)
Allowance for bad debts	744	(473)	902	(432)
Currency revaluation	2,303	(3,588)	1,846	(3,992)
Depreciation and amortization	51	(7,757)	1,644	(13,043)
Tax credits	9,067	—	9,288	—
Unremitted profits and earnings	—	(1,042)	—	(864)
Capital leases	—	(1,515)	693	(725)
Intangibles	1,228	(206,481)	462	(222,015)
Equity awards	5,624	—	4,117	—
Other	7,342	(1,913)	12,434	(2,995)
Valuation allowance	—	—	(15,584)	—

	67,913	(231,171)	74,848	(246,538)

Net deferred tax liabilities		(163,258)		(171,690)

At December 31, 2010, we had $37.8 million in total foreign net operating losses in the U.S. and other countries. At December 31, 2010, we had $23.5 million of U.S. federal net operating loss (NOL) carryforwards. These amounts include $9.4 million related to deductions for equity awards. These NOLs have, for the most part, been acquired in recent acquisitions, and a portion of these NOLs are subject to limitations under Section 382 of the Internal Revenue Code. These net operating losses will expire beginning December 31, 2021, though December 31, 2027. As of December 31, 2010, and December 31, 2009, we had other foreign NOL carryforwards totaling approximately $14.3 million and $45.6 million, respectively. These NOLs were primarily generated from

130	QIAGEN Annual Report 2010

FINANCIAL RESULTS Notes to Consolidated Financial Statements

acquisitions and operating losses from our subsidiaries. A portion of the foreign net operating losses will expire beginning on December 31, 2012. The valuation allowance amounts are zero and $15.6 million for the years ended December 31, 2010, and 2009, respectively. The valuation allowance decreased by $15.6 million during 2010, which was triggered by an intercompany sale of assets and the related tax effects eliminated in consolidation.

We have undistributed earnings in foreign subsidiaries. Upon repatriation of those earnings, in the form of dividends or otherwise, in some jurisdictions we would be subject to withholding taxes payable to the foreign countries or the receipts would be subject to tax. For those subsidiaries where the earnings are considered to be permanently reinvested, no provision for taxes has been provided. At December 31, 2010 and 2009, we had deferred income tax liabilities of approximately $1.0 million and $0.9 million, respectively, for taxes that would be payable on the unremitted earnings of certain of our subsidiaries. Determination of the amount of unrecognized deferred tax liability on those unremitted earnings is not practicable because of the complexities associated with this hypothetical calculation.

There are no income tax consequences regarding payment of dividends to our shareholders. To date, we have never paid dividends.

14.	Accrued and Other Liabilities

Accrued and other liabilities at December 31, 2010 and 2009 consist of the following:

$1,000	2010	2009
Accrued expenses	54,122	64,000
Payroll and related accruals	42,503	49,388
Preacquistion contingencies assumed in acquisition	28,679	40,828
Accrued earn-outs and milestone payments	24,808	27,273
Swaps and forwards	11,685	26,658
Royalties	16,400	18,313
Deferred revenue	20,973	15,943
Accrued interest on long-term debt	6,296	6,296
Capital lease obligations	3,588	3,417

Total accrued liabilities	209,054	252,116

15.	Lines of Credit and Debt

We have five separate lines of credit amounting to $160.8 million in the aggregate with variable interest rates, of which insignificant amounts were utilized at December 31, 2010 and 2009. There were no significant short-term borrowings as of December 31, 2010 and 2009.

QIAGEN Annual Report 2010	131

At December 31, 2010, total debt was approximately $873.0 million, $75.8 million of which is current. Total debt consists of the following:

$1,000	2010	2009
$500.0 million term loan paying interest at LIBOR plus a variable margin ranging in aggregate from 0.629% to 0.754%, and 0.631% to 1.068% at December 31, 2010 and 2009, respectively, due on July 12, 2012, with payments commencing in 2009	425,000	475,000
Notes payable to QIAGEN Euro Finance bearing interest at an effective rate of 3.97% due in November 2012	300,000	300,000
Notes payable to QIAGEN Finance bearing interest at an effective rate of 2.16% due no earlier than in July 2012	145,000	145,000
R&D-related loan bearing interest at 3.50% due in June 2019 with repayments commencing in 2011	3,006	—

Total long-term debt	873,006	920,000

Less current portion	75,835	50,000

Long-term portion	797,171	870,000

As of December 31, 2010, we have drawn down $3.0 million under a loan which can be utilized for up to €12.7 million to finance R&D projects in Germany. The loan bears interest at 3.5% and is due to be fully repaid by 2019 with repayments commencing in 2011.

Future principal maturities of long-term debt as of December 31, 2010 are as follows:

Year ending December 31	$1,000
2011	75,835
2012	796,670
2013	501

873,006

Interest expense on long-term debt was $24.9 million, $26.7 million and $33.7 million for the years ended December 31, 2010, 2009 and 2008, respectively.

During 2007, we signed a Syndicated Multi-Currency Term Loan and Revolving Credit Facilities Agreement with Deutsche Bank AG, Deutsche Bank Luxembourg S.A., and the lenders named in the agreement. The lenders made available a term loan, a bridge loan, which was utilized and repaid in 2007, and a $150 million revolving credit facility. Under the agreement, the $500 million term loan will mature in July 2012 with repayment beginning in July 2009. In July 2010 and 2009, $50.0 million and $25.0 million, respectively, were repaid. The $150 million revolving credit facility will expire in July 2012. The proceeds of the debt were loaned to a subsidiary of QIAGEN N.V., and QIAGEN N.V. has guaranteed the debt. The loan agreements contain certain financial and non-financial covenants, including, but not limited to, restrictions on the encumbrance

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FINANCIAL RESULTS Notes to Consolidated Financial Statements

of land, restrictions on the transfer of patents to third parties and the maintenance of certain financial ratios. We were in compliance with these covenants at December 31, 2010. The fair value of the note payable approximated its carrying value at December 31, 2010.

In May 2006, we completed the offering of the $300 million of 3.25% Senior Convertible Notes due in 2026 (2006 Notes) through an unconsolidated subsidiary, QIAGEN Euro Finance. The net proceeds of the 2006 Notes were loaned by Euro Finance to consolidated subsidiaries and at December 31, 2010 and 2009, $300.0 million is included in long-term debt for the loan amounts payable to Euro Finance. These long-term notes payable to Euro Finance have an effective interest rate of 3.97% and are due in November 2012. Interest is payable semi-annually in May and November. The 2006 Notes were issued at 100% of principal value, and are convertible into 15.0 million common shares at the option of the holders upon the occurrence of certain events, at a price of $20.00 per share, subject to adjustment. QIAGEN N.V. has an agreement with Euro Finance to issue shares to the investors in the event of conversion. This subscription right, along with the related receivable, is recorded at fair value in the equity of QIAGEN N.V. as paid-in capital. The 2006 Notes cannot be called for the first 7 years and are callable thereafter subject to a provisional call trigger of 130% of the conversion price. In addition, the holders of the 2006 Notes may require QIAGEN to repurchase all or a portion of the outstanding Notes for 100% of the principal amount, plus accrued interest, on May 16, 2013, 2017 and 2022. Based on an estimation using available over-the-counter market information on the convertible bond issued by QIAGEN Euro Finance, the fair value of the 2006 Notes at December 31, 2010 was approximately $365.0 million. We have reserved 15.0 million common shares for issuance in the event of conversion.

In August 2004, we completed the sale of the $150 million of 1.5% Senior Convertible Notes due in 2024 (2004 Notes) through its unconsolidated subsidiary QIAGEN Finance. The net proceeds of the Senior Convertible Notes were loaned by QIAGEN Finance to consolidated subsidiaries in the U.S. and Switzerland and at December 31, 2010 and 2009, $145.0 million is included in long-term debt for the loan amounts payable to QIAGEN Finance. These long-term notes payable to QIAGEN Finance have an effective interest rate of 2.16% and have a maturity until further notice but in no case earlier than July 2012. During 2010, we entered into an agreement for the refinancing of the loan payable for interest and a new maturity date to be determined upon the finalization of the refinancing, but in no case earlier than July 2012. Interest is payable semi-annually in February and August. The 2004 Notes were issued at 100% of principal value, and are convertible into 11.5 million common shares at the option of the holders upon the occurrence of certain events, at a price of $12.6449 per share, subject to adjustment. QIAGEN N.V. has an agreement with QIAGEN Finance to issue shares to the investors in the event of conversion. This subscription right, along with the related receivable, is recorded at fair value in the equity of QIAGEN N.V. as paid-in capital. The 2004 Notes may be redeemed, in whole or in part, at QIAGEN’s option on or after August 18, 2011, at 100% of the principal amount, provided that the actual trading price of our common shares exceeds 120% of the conversion price for twenty consecutive trading days. In addition, the holders of the 2004 Notes may require QIAGEN to repurchase all or a portion of the outstanding 2004 Notes for 100% of the principal amount, plus accrued interest, on August 18, 2011, 2014 and 2019. Based on an estimation using available over-the-counter market information on the convertible bond issued by QIAGEN Finance, the fair value of the 2004 Notes at December 31, 2010 was approximately $228.8 million. We have reserved 11.5 million common shares for issuance in the event of conversion.

QIAGEN Annual Report 2010	133

16.	Share-Based Compensation

We adopted the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the Plan) in 2005. The Plan allows for the granting of stock rights and incentive stock options, as well as non-qualified options, stock grants and stock-based awards, generally with terms of up to 10 years, subject to earlier termination in certain situations. Generally, options vest over a three-year period. The vesting and exercisability of certain stock rights will be accelerated in the event of a Change of Control, as defined in the Plan. To date, all option grants have been at the market value on the grant date or at a premium above the closing market price on the grant date. We issue new Common Shares to satisfy option exercises and had approximately 14.0 million common shares reserved and available for issuance under this plan at December 31, 2010.

In connection with the 2007 acquisition of Digene Corporation, we assumed three additional equity incentive plans. No new grants will be made under these plans. We had approximately 0.3 million common shares reserved and available for issuance under these plans at December 31, 2010.

Stock Options

During the years ended December 31, 2010 and 2009, we granted 570,282 and 491,714 stock options, respectively. Following are the weighted-average assumptions used in valuing the stock options granted to employees for the years ended December 31:

	2010	2009	2008
Stock price volatility	31%	40%	38%
Risk-free interest rate	2.12%	2.13%	2.91%
Expected life (in years)	4.84	5.01	5.27
Dividend rate	0%	0%	0%
Forfeiture rate	7.0%	7.7%	8.5%

A summary of the status of employee stock options as of December 31, 2010 and changes during the year then ended is presented below:

All Employee Options	Number of Shares	Weighted Average Exercise Price	Weighted Average Contractual Term	Aggregate Intrinsic Value ($1,000)
Outstanding at January 1, 2010	8,281,559	$14.743
Granted	570,282	$21.271
Exercised	(924,529)	$12.469
Forfeited and cancelled	(594,901)	$35.421

Outstanding at December 31, 2010	7,332,411	$13.860	3.66	$44,740

Exercisable at December 31, 2010	6,351,142	$12.927	2.88	$43,864

Vested and expected to vest at December 31, 2010	7,248,637	$13.790	3.60	$44,700

134	QIAGEN Annual Report 2010

FINANCIAL RESULTS Notes to Consolidated Financial Statements

Generally, stock option grants are valued as a single award with a single average expected term and are amortized over the vesting period. The weighted-average grant-date fair value of options granted during the years ended December 31, 2010, 2009 and 2008 was $6.42, $6.33 and $7.80, respectively. The total intrinsic value of options exercised during the years ended December 31, 2010 and 2009 was $7.7 million and $16.7 million, respectively. At December 31, 2010, the unrecognized share-based compensation expense related to employee stock option awards is approximately $4.1 million and will be recognized over a weighted average period of approximately 1.77 years.

At December 31, 2010, 2009 and 2008, options were exercisable with respect to 6.4 million, 7.4 million and 9.6 million Common Shares at a weighted average price of $12.93, $14.36 and $13.91 per share, respectively. The options outstanding at December 31, 2010 expire in various years through 2020.

Restricted Stock Units

Restricted stock units represent rights to receive Common Shares at a future date. There is no exercise price and the fair market value at the time of the grant is recognized ratably over the requisite vesting period, generally 10 years. The fair market value is determined based on the number of restricted stock units granted and the market value of our shares on the grant date. Pre-vesting forfeitures were estimated to be approximately 7.3%. At December 31, 2010, there was $51.8 million remaining in unrecognized compensation cost related to these awards, which is expected to be recognized over a weighted average period of 8.2 years. The weighted average grant date fair value of restricted stock units granted during the year ended December 31, 2010 was $21.15. The total fair value of restricted stock units released during the years ended December 31, 2010 and 2009 was $2.5 million and $6.9 million, respectively.

A summary of restricted stock units as of December 31, 2010 and changes during the year are presented below:

Restricted Stock Units	Restricted Stock Units	Weighted Average Contractual Term	Aggregate Intrinsic Value ($1,000)
Outstanding at January 1, 2010	3,039,157
Granted	1,647,579
Vested	(115,809)
Forfeited and cancelled	(154,287)

Outstanding at December 31, 2010	4,416,640	3.07	$85,904

Vested and expected to vest at December 31, 2010	3,594,698	2.95	$69,917

Compensation Expense

Share-based compensation expense for the years ended December 31, 2010, 2009 and 2008 totaled approximately $13.6 million, $9.7 million and $9.8 million, respectively, as shown in the table below. No share-based compensation cost was capitalized in inventory in 2010, 2009 or 2008 as the amounts were not material.

QIAGEN Annual Report 2010	135

The actual tax benefit realized for the tax deductions of the share-based payment arrangements totaled $2.0 million, $5.9 million and $1.8 million, respectively, for the years ended December 31, 2010, 2009 and 2008.

Compensation Expense ($1,000)	2010	2009	2008
Cost of sales	932	799	968
Research and development	2,087	1,826	1,818
Sales and marketing	2,885	1,936	2,999
General and administrative	7,688	5,186	3,620
Acquisition and integration related	—	—	386

Share-based compensation expense before taxes	13,592	9,747	9,791
Income tax benefit	2,856	2,913	3,025

Net share-based compensation expense	10,736	6,834	6,766

17.	Commitments and Contingencies

Lease Commitments

We lease facilities and equipment under operating lease arrangements expiring in various years through 2016. Certain rental commitments provide for escalating rental payments or have renewal options extending through various years. Certain facility and equipment leases constitute capital leases expiring in various years through 2018. The accompanying consolidated financial statements include the assets and liabilities arising from these capital lease obligations. Rent expense under operating lease agreements was $17.9 million, $13.0 million and $11.2 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Minimum future obligations under capital and operating leases at December 31, 2010 are as follows:

$1,000	Capital Leases	Operating Leases
2011	5,251	13,989
2012	5,272	12,145
2013	5,209	9,332
2014	5,121	7,862
2015	5,149	6,196
Thereafter	7,062	11,013

	33,064	60,537

Less: Amount representing interest	(6,121)

	26,943
Less: Current portion	(3,588)

Long-term portion	23,355

136	QIAGEN Annual Report 2010

FINANCIAL RESULTS Notes to Consolidated Financial Statements

Licensing and Purchase Commitments

We have licensing agreements with companies, universities and individuals, some of which require certain up-front payments. Royalty payments are required on net product sales ranging from 1 – 25 % of covered products or based on quantities sold. Several of these agreements have minimum royalty requirements. The accompanying consolidated financial statements include accrued royalties relating to these agreements in the amount of $16.4 million and $18.3 million at December 31, 2010 and 2009, respectively. Royalty expense relating to these agreements amounted to $45.7 million, $47.2 million, and $45.6 million for the years ended December 31, 2010, 2009 and 2008, respectively. Royalty expense is primarily recorded in cost of sales, with a small portion recorded as research and development expense, depending on the use of the technology under license. Some of these agreements also have minimum raw material purchase requirements and requirements to perform specific types of research.

At December 31, 2010, we had commitments to purchase goods or services, and for future minimum guaranteed royalties. They are as follows:

$1,000	Purchase Commitments	License & Royalty Commitments
2011	50,888	1,064
2012	3,013	1,168
2013	1,600	1,368
2014	355	1,468
2015	355	1,468
Thereafter	203	4,385

	56,414	10,921

Contingent Consideration Commitments

Pursuant to the purchase agreements for certain acquisitions, as discussed more fully in Note 4, we could be required to make additional contingent cash payments totaling up to $85.4 million based on the achievement of certain revenue and operating results milestones as follows: $8.3 million in 2011, $16.3 million in 2012, $13.3 million in 2013, $2.7 million in 2014, and $44.8 million payable in any 12-month period from now until 2015 based on the accomplishment of certain revenue targets, the launch of certain products or the grant of certain patent rights. Of the $85.4 million total contingent obligation, approximately $28.7 million is accrued as of December 31, 2010. We reassessed the fair value of the contingent consideration as of December 31, 2010, the result of which was not materially different from the fair value determined as of the date of the acquisitions.

Employment Agreements

Certain of our employment contracts contain provisions which guarantee the payments of certain amounts in the event of a Change in Control, as defined in the agreements, or if the executive is terminated for reasons other than cause, as defined in the agreements. At December 31, 2010, the commitment under these agreements totaled $19.4 million.

QIAGEN Annual Report 2010	137

Contingencies

In the ordinary course of business, we provide a warranty to customers that our products are free of defects and will conform to published specifications. Generally, the applicable product warranty period is one year from the date of delivery of the product to the customer or of site acceptance, if required. Additionally, we typically provide limited warranties with respect to our services. From time to time, we also make other warranties to customers, including warranties that our products are manufactured in accordance with applicable laws and not in violation of third-party rights. We provide for estimated warranty costs at the time of the product sale. We believe our warranty reserves as of December 31, 2010 and 2009 appropriately reflect the estimated cost of such warranty obligations.

Preacquistion Contingencies

In connection with certain acquisitions, amounts were paid into escrow accounts to cover preacquistion contingencies assumed in the acquisition. The escrow amounts expected to be claimed by QIAGEN are recorded as an asset in prepaid and other expenses and amount to $27.0 million as of December 31, 2010 ($37.1 million as of December 31, 2009). In addition, we have recorded $28.7 million for preacquistion contingencies as a liability under accrued and other liabilities as of December 31, 2010 ($40.8 million as of December 31, 2009). We reassessed the fair value of the preacquistion contingencies as of December 31, 2010, the result of which was not materially different from the fair value determined as of the date of the acquisitions.

Litigation

From time to time, QIAGEN may be party to legal proceedings incidental to its business. As of December 31, 2010, certain claims, suits or legal proceedings arising out of the normal course of business have been filed or were pending against QIAGEN or its subsidiaries. These matters have arisen in the ordinary course and conduct of business, as well as through acquisition. Although it is not possible to predict the outcome of such litigation, based on the facts known to QIAGEN and after consultation with legal counsel, management believes that such litigation will not have a material adverse effect on QIAGEN’s financial position or results of operations.

Digene Corporation v. F. Hoffmann-LaRoche Ltd. and Roche Molecular Systems, Inc.

In December 2006, Digene filed for arbitration with the International Center for Dispute Resolution of the American Arbitration Association in New York against F. Hoffmann-LaRoche Ltd. and Roche Molecular Systems, Inc. (collectively Roche) for breach of contract of a 1990 Cross License Agreement between Digene and Roche for rights to certain HPV patents. Digene alleged that Roche had breached this license agreement by entering into a Supply and Purchase Agreement with Gen-Probe, Inc. (Gen-Probe) in violation of the terms of the Cross License Agreement. On July 13, 2007, the arbitration panel granted Gen-Probe’s request to intervene as a respondent in the arbitration. On April 1, 2009, the arbitration panel granted an interim award denying QIAGEN’s breach of contract claims and consequently also the damages. On April 15, 2009, Roche and Gen-Probe filed motions for reimbursement of attorneys’ fees. On August 12, 2009, the arbitration panel issued a total award of $6.3 million, including administrative and arbitrator fees, and on August 13, 2009, the Company filed a petition in the Supreme Court of the State of New York to vacate or modify the award of the arbitrators. On August 20, 2009, Roche and Gen-Probe filed a joint petition to confirm the award, and on September 23, 2009, the Court set the briefing / hearing schedule. On December 18, 2009, the District Court heard oral arguments on the petitions to vacate and confirm the arbitration award. On August 16, 2010, the court entered a final judgment in favor of Roche and Gen-Probe and the case was closed.

138	QIAGEN Annual Report 2010

FINANCIAL RESULTS Notes to Consolidated Financial Statements

Corbett v. Montreal Biotechnologies, Inc.

On February 19, 2009, M.H. Montreal Biotechnologies, Inc. (MBI) sued QIAGEN, Inc. and Corbett Life Science Pty. Ltd. (Corbett) in the Circuit Court for Montgomery County, Maryland, seeking monetary damages. MBI claimed that QIAGEN, Inc. intentionally interfered with MBI’s contractual relations with Corbett, intentionally interfered with MBI’s contractual and business relations with its customers, and engaged in unfair competition. Separately, MBI contended that Corbett breached its contract with MBI, breached the implied covenant of good faith and fair dealing, and also engaged in unfair competition. In a court hearing on October 14, 2009, the Court dismissed the case against Corbett. MBI amended its complaint on November 16, 2009, adding QIAGEN N.V. and QIAGEN GmbH as new defendants and changing certain contentions against QIAGEN. The claims against QIAGEN GmbH and QIAGEN N.V. were dismissed in September 2010. In January 2011, QIAGEN and MBI agreed to settle the matter based on confidential terms which included payment by QIAGEN of a de minimis amount.

QIAGEN Sciences, Inc. v. Operon Biotechnologies, Inc.

On July 2, 2009, Operon Biotechnologies, Inc. (Operon) commenced arbitration against QIAGEN Sciences, Inc. asserting a breach of a supply agreement between the parties and seeking monetary damages. Operon asserts that QIAGEN failed to comply with the preferred supplier provisions of the agreement and that this breach has caused damages, including lost profits. QIAGEN is in the process of responding to this claim and will vigorously defend against the claim.

QIAGEN Gaithersburg, Inc. v. Abbott GmbH & Co. KG.

On November 4, 2009, QIAGEN Gaithersburg, Inc. filed a patent infringement lawsuit against Abbott GmbH & Co. KG (Abbott) in the Düsseldorf District Court in Germany moving for injunctive relief as well as declaratory judgment on damages with respect to patent infringement. On January 19, 2010, a case management conference took place before the Düsseldorf District Court during which Abbott moved for dismissal of the complaint, and the Court set a due date of May 18, 2010 for Abbott’s statement of defense, with the Company’s reply due by September 21, 2010, and Abbott’s rejoinder due by December 27, 2010. The hearing date was set for January 18, 2011. In reaction to the Düsseldorf lawsuit, Abbott has filed a motion to compel arbitration, including an anti-suit injunction against QIAGEN before the Northern District Court of Illinois. QIAGEN filed its opposition on March 8, 2010. By Memorandum and Order dated April 15, 2010, the U.S. District Judge has granted Abbott’s motion to compel arbitration but has denied the anti-suit injunction. On April 21, 2010, Abbott contacted QIAGEN seeking to initiate the arbitration proceedings by confirming an arbitrator, and on May 6, 2010, the arbitrator was confirmed. The parties further agreed to conduct the arbitration on September 15 – 16, 2010 in Philadelphia, Pennsylvania. On September 30, 2010, the parties entered into a settlement agreement resolving all disputes related to this matter.

Roche Molecular Systems, Inc. v. DxS Ltd.

On February 11, 2010, Roche Molecular Systems filed a lawsuit against DxS in the federal court for the Southern District of New York. In its lawsuit, Roche alleged that DxS is preparing to terminate the parties’ Distributor Agreement without good cause and that DxS’ termination of the Agreement would cause Roche to suffer irreparable harm in the form of lost business opportunities and goodwill and damage to Roche’s reputation. In connection with its lawsuit, Roche had also filed a motion for preliminary injunction in which it asked the court to issue an order prohibiting DxS from terminating the Agreement and requiring DxS to perform its obligations under the Agreement pending the final resolution of the lawsuit. Roche amended its complaint adding QIAGEN

QIAGEN Annual Report 2010	139

N.V. and QIAGEN GmbH as new defendants and changing certain contentions against QIAGEN. Before the scheduled jury trial, parties entered into a settlement agreement whereby they released each other from, and dismissed, all mutual claims. The matter was thereby closed.

18.	Employee Benefit Plans

We maintain various benefit plans, including defined contribution and defined benefit plans. Our U.S. defined contribution plan is qualified under Section 401(k) of the Internal Revenue Code, and covers substantially all U.S. employees. Participants may contribute a portion of their compensation not exceeding a limit set annually by the Internal Revenue Service. This plan includes a provision for us to match a portion of employee contributions. Total expense under the 401(k) plans, including the plans acquired via business acquisitions, was $2.1 million, $2.0 million and $2.2 million for the years ended December 31, 2010, 2009 and 2008, respectively. We also have a defined contribution plan which covers certain executives. We make matching contributions up to an established maximum. Matching contributions to the plan totaled approximately $0.4 million in each year ended December 31, 2010, 2009 and 2008.

We have four defined benefit, non-contributory retirement or termination plans that cover certain employees in Germany, France, Japan and Italy. These defined benefit plans provide benefits to covered individuals satisfying certain age and service requirements. For certain plans, we calculate the vested benefits to which employees are entitled if they separate immediately. The benefits accrued on a pro-rata basis during the employees’ employment period are based on the individuals’ salaries, adjusted for inflation. The liability under the defined benefit plans was $2.4 million at December 31, 2010, and $2.1 million at December 31, 2009.

19.	Related Party Transactions

We have a consulting agreement with Dr. Metin Colpan, our former Chief Executive Officer and current Supervisory Board member, pursuant to which Dr. Colpan is paid a fee of €2,750 per day for consulting services, subject to adjustment. We paid approximately $0.3 million and $0.2 million to Dr. Colpan for scientific consulting services under this agreement during each of the years ended December 31, 2010 and 2009, respectively.

We have a 100% interest in QIAGEN Finance (Luxembourg) S.A. (QIAGEN Finance) and QIAGEN Euro Finance (Luxembourg) S.A. (Euro Finance), which were established for the purpose of issuing convertible debt. As discussed in Note 11, QIAGEN Finance and Euro Finance are variable interest entities with no primary beneficiary, thus they are not consolidated. Accordingly, the convertible debt is not included in the consolidated statements of QIAGEN N.V., though QIAGEN N.V. does report the full obligation of the debt through its liabilities to QIAGEN Finance and Euro Finance. As of December 31, 2010 and 2009, we had loans payable to QIAGEN Finance of $145.0 million and accrued interest due to QIAGEN Finance of $3.3 million and amounts receivable from QIAGEN Finance of $2.3 million. As of December 31, 2010 and 2009, we have a loan payable to Euro Finance of $300.0 million, accrued interest due to Euro Finance of $3.0 million and amounts receivable from Euro Finance of $1.6 million. The amounts receivable are related to subscription rights which are recorded net in the equity of QIAGEN N.V. as paid-in capital.

140	QIAGEN Annual Report 2010

FINANCIAL RESULTS Notes to Consolidated Financial Statements

We have a 50% interest in a joint venture company, PreAnalytiX GmbH, which is accounted for under the equity method. We had accounts receivable from PreAnalytiX of $0.6 million and $1.0 million as of December 31, 2010 and December 31, 2009, respectively, and accounts payable to PreAnalytiX of $0.3 million, as of December 31, 2010 and 2009.

From time to time, we have transactions with other companies in which we hold an interest, all of which are individually and in the aggregate immaterial, as summarized in the table below.

Years ended December 31 ($1,000)	2010	2009
Net sales	2,605	1,783
Loans receivable	1,560	1,427
Accounts receivable	2,400	2,062

Accounts payable	1,755	902

20.	Segment Information

During 2010, we determined that we operate as one business segment in accordance with ASC Topic 280, Segment Reporting. As a result of our continued restructuring and streamlining of the growing organization, and with revised internal budgeting and reporting approaches, our chief operating decision maker (CODM) transitioned to making decisions with regard to business operations and resource allocation based on evaluations of QIAGEN as a whole. Accordingly, we operate as one reporting segment and this change in decision making process has evolved with our continued growth as a Company. Summarized product category and geographic information is shown in the tables below.

Product Category Information

Net sales for the product categories are attributed based on those revenues related to sample and assay products and similarly related revenues, and revenues derived from instrumentation sales.

$1,000	2010	2009	2008
Net Sales
Consumables and related revenues	937,714	870,216	791,428
Instrumentation	149,717	139,609	101,547

Total	1,087,431	1,009,825	892,975

Geographical Information

Net sales are attributed to countries based on the location of the subsidiary generating the sale. QIAGEN operates manufacturing facilities in Germany, Switzerland, China, the United Kingdom and the United States that supply products to other countries. The sales from these manufacturing operations to other countries are included in the Net Sales of the countries in which the manufacturing locations are based. The intersegment portions of such net sales are excluded to derive consolidated

QIAGEN Annual Report 2010	141

net sales. No single customer represents more than ten percent of consolidated net sales. Our official country of domicile is the Netherlands, which reported net sales of $0.2 million, $0.2 million and $0.7 million for the years ended 2010, 2009 and 2008, respectively, and these amounts are included in the line item Europe as shown in the table below.

$1,000	2010	2009	2008
Net Sales
Americas:
United States	472,682	446,151	418,556
Other Americas	50,912	47,995	34,861
Total Americas	523,594	494,146	453,417
Europe	398,029	363,949	321,225
Asia Pacific&Rest of World	165,808	151,730	118,333

Total	1,087,431	1,009,825	892,975

Long-Lived Assets include property, plant and equipment, intangibles from acquisitions, investments, long-term loans receivable and various long-term deposits. Long-term deferred tax assets have been excluded from the table below. The Netherlands, which is included in the balances for Europe, reported long-lived assets of $13.3 million and $5.9 million for the years ended 2010 and 2009, respectively.

$1,000	2010	2009
Long-Lived Assets
Americas:
United States	1,575,757	1,587,623
Other Americas	12,997	14,270
Total Americas	1,588,754	1,601,893
Europe	714,535	643,305
Asia Pacific&Rest of World	208,936	191,409

Total	2,512,225	2,436,607

142	QIAGEN Annual Report 2010

FINANCIAL RESULTS Notes to Consolidated Financial Statements

SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

$1,000	Balance at Beginning of Year	Provision Charged to Expense	Write- Offs	Foreign Exchange and Other	Balance at End of Year
Year Ended December 31, 2008:
Allowance for doubtful accounts	3,344	827	(703)	(398)	3,070
Year Ended December 31, 2009:
Allowance for doubtful accounts	3,070	1,705	(562)	(811)	3,402
Year Ended December 31, 2010:
Allowance for doubtful accounts	3,402	1,444	(771)	(848)	3,227

List of Subsidiaries

The following is a list of the Registrant’s subsidiaries as of December 31, 2010, other than certain subsidiaries that did not in the aggregate constitute a significant subsidiary.

Company Name	Jurisdiction of Incorporation
Corbett Research Pty. Ltd.	Australia
Corbett Robotics Pty. Ltd.	Australia
QIAGEN Australia Holding	Australia
QIAGEN Canada Inc.	Canada
QIAGEN Deutschland Holding GmbH	Germany
QIAGEN Gaithersburg, Inc.	Delaware
QIAGEN GmbH	Germany
QIAGEN Hamburg GmbH	Germany
QIAGEN, U.S. Finance Holdings	Luxembourg
QIAGEN, Inc. (Canada)	Canada
QIAGEN, Inc. (USA)	California
QIAGEN Instruments AG	Switzerland
QIAGEN K.K.	Japan
QIAGEN Lake Constance GmbH	Germany
QIAGEN Ltd.	UK
QIAGEN Manchester Ltd.	UK
QIAGEN North American Holdings Inc.	California
QIAGEN S.A.	France
QIAGEN Sciences, LLC	Maryland
QIAGEN Shenzhen Co. Ltd.	China
QIAGEN S.p.A.	Italy
SABiosciences	Maryland

QIAGEN Annual Report 2010	143

Report of Independent Registered Public Accounting Firm

The Supervisory Board and Shareholders of QIAGEN N.V. and Subsidiaries

We have audited the accompanying consolidated balance sheets of QIAGEN N.V. and Subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2010. Our audits also included the financial statement schedule listed in the Index at Item 18A. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of QIAGEN N.V. and Subsidiaries at December 31, 2010 and 2009, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), QIAGEN N.V. and Subsidiaries’ internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 18, 2011 expressed an unqualified opinion thereon.

Ernst &Young GmbH
Wirtschaftsprüfungsgesellschaft

March 18, 2011

Mannheim, Germany

144	QIAGEN Annual Report 2010

FINANCIAL RESULTS Auditor’s Report

Report of Independent Registered Public Accounting Firm

The Supervisory Board and Shareholders of QIAGEN N.V. and Subsidiaries

We have audited QIAGEN N.V. and Subsidiaries’ internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). QIAGEN N.V. and Subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, QIAGEN N.V. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria. We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of QIAGEN N.V. and Subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2010 of QIAGEN N.V. and Subsidiaries and our report dated March 18, 2011 expressed an unqualified opinion thereon.

Ernst &Young GmbH
Wirtschaftsprüfungsgesellschaft

March 18, 2011

Mannheim, Germany

QIAGEN Annual Report 2010	145

Glossary

[ A ]

Amplification Making multiple copies of nucleic acid sequences to enable analysis for diagnostic or identification purposes. Various technologies are used to amplify genomic information in the laboratory, the most popular being the Polymerase Chain Reaction (PCR).

Applied Testing Use of Sample & Assay Technologies for professional applications beyond healthcare and research, including human identification and forensics, veterinary testing, food safety and other uses in non-human health applications.

[ B ]

Biomarker Molecules found in the body that indicate a specific biological condition such as a disease, predisposition to a disease, or response to drugs, which are increasingly used to personalize medical treatments for various conditions.

Biomedical research Scientific investigation of any matter related to living or biological systems. “Biomedical” usually denotes an emphasis on problems related to human health and diseases.

[ C ]

CE mark A mandatory mark, officially called “CE marking,” that designates products as meeting safety, health and environmental requirements for the European Economic Area (EEA). The CE mark is a precondition to market products that can be used for in-vitro diagnostics in Europe, and is also accepted by many other countries outside of Europe.

Clinical trial A research study involving patients or human subjects. The most common clinical trials evaluate new drugs, medical devices, biologics, or other patient interventions in scientifically controlled settings, and are required for regulatory approval of new therapies or diagnostics.

Companion diagnostics A key tool for personalized medicine. Companion diagnostics are tests administered ahead or, in combination with, individual drug therapies, allowing physicians to assess the likely outcome and safety, and eliminating a “trial and error” approach to treatment of disease.

CT Chlamydia trachomatis, a disease-causing bacteria. Chlamydia infections are the most common bacterial sexually transmitted infections in humans and are the leading cause of infectious blindness worldwide.

Cytology Study of cells and their structure, function, multiplication and pathology.

[ D ]

DNA Deoxyribonucleic acid is a molecule seen as a basic building block of life. It contains genetic information including the instructions needed for an organism to develop, survive and reproduce. In DNA, two strands form a double helix structure built up from the four nucleotides, or “bases,” adenine, cytosine, guanine and thymine (A, C, G, and T).

DNA methylation A type of chemical modification, where DNA acts as an “on” and “off” switch for individual genes. Methylation patterns can be analyzed to diagnose conditions and determine the presence or absence of disease.

DNA sequencing The process used to obtain the sequential DNA arrangement of the nucleotides, or “bases,” A, C, G and T. The DNA sequence carries information that a cell needs to assemble protein and RNA molecules and is important in investigating the functions of genes.

Drug metabolism The chemical alteration of a drug by the body.

Drug target The biological target for a medicine to act in the body and fight disease.

[ E ]

Epigenetics A research area devoted to the analysis of hereditary factors that may have an impact on the phenotype of an organism or its gene expression, but are not associated with changes in the underlying DNA sequence. A key mechanism in epigenetics is DNA methylation.

[ F ]

FDA The Food and Drug Administration is an agency of the U.S. Department of Health and Human Services responsible for regulating drugs, medical devices, biologicals such as vaccines, food, dietary supplements, blood products, radiation-emitting devices, veterinary products and cosmetics in the United States.

Forensics Application of scientific techniques to legal matters – for example, analysis of physical evidence from crime scenes or use of DNA evidence for identification of victims or perpetrators.

Functional genomics Study of genes, their resulting proteins and the functions of specific proteins in the body.

[ G ]

GC Gonococcus, or Neisseria gonorrhoeae, is a species of Gram-negative bacteria responsible for the sexually transmitted disease gonorrhea.

146	QIAGEN Annual Report 2010

SERVICE Glossary

Gene expression Transfer of genetic information to its active form, usually from DNA via RNA (transcription) into proteins (translation).

Gene silencing Repression of gene expression, especially using the recently discovered mechanism of RNAi (RNA interference). siRNA duplexes can be designed to target and repress expression of specific genes.

Genetic modification (GM) The process of manipulating genes, usually outside the organism’s normal reproductive process, to obtain different characteristics, for example in genetically modified foods.

Genome The entire genetic information of an organism. In most organisms it consists of DNA; in some viruses it can consist of RNA.

Genomic DNA A representative sample of DNA contained in a genome.

Genomics Scientific study of genes and their role in an organism’s structure, growth, health, disease, ability to resist disease, etc.

Genotyping Genetic fingerprinting, DNA testing, DNA typing, and DNA profiling – study or testing of variations in the genetic information among different individuals.

[ H ]

HDA Helicase-dependent amplification is an amplification technology for nucleic acids working at constant temperatures, unlike changing temperatures involved in PCR.

High-throughput screening Testing of large numbers of samples, often simultaneously.

HLA Human leucocyte antigen is a gene product of the major histocompatibility complex that influences immune response. These antigens play an important role in human organ transplantation, transfusions in refractory patients and certain disease associations.

HPV A virus identified as a necessary factor in the development of nearly all cases of cervical cancer in women. Approximately 130 human papillomavirus (HPV) types have been identified. Persistent infection with one of 15 “high-risk” subtypes of sexually transmitted HPV may lead to potentially precancerous lesions and can progress to invasive cancer.

Hybrid capture technology Proprietary technology used to detect various infections such as HPV, chlamydia trachomatis (CT), neisseria gonorrhea (GC) and cytomegalovirus (CMV). In “hybrid capture,” RNA probes bind to DNA in the targeted virus or bacterium, forming a “hybrid.” This hybrid is then “captured” by an antibody added to the solution. In a later step, additional antibodies that produce light in the presence of hybrids are introduced. They bind to the hybrids, resulting in the emission of light that is measured by an instrument called a luminometer. The amount of light detected indicates the amount of target DNA present.

[ I ]

Immunoassay Biochemical test that measures concentration of a specific antibody in a biological liquid, typically serum or urine, using the reaction of an antibody or antibodies to its antigen. The assay takes advantage of the specific binding of an antibody to its antigen.

In vitro diagnostics These tests, known as IVD, are medical devices intended to perform diagnoses from assays in a laboratory test tube, or more generally in a controlled environment outside a living organism. In Latin, in vitro means “in glass.”

[ K ]

KRAS The KRAS gene (short for Kirsten rat sarcoma viral oncogene homolog) encodes a protein also known as KRAS that is involved in regulating cell division. While the protein product of the unmutated KRAS gene performs an essential function in normal tissue signaling, mutated KRAS genes are potent oncogenes that play a role in many cancers.

[ M ]

Metabolic enzyme A protein that catalyzes biochemical reactions for the synthesis, modification and breakdown of molecules (e.g. drugs) in a living organism. The metabolic enzyme pattern differs within individuals and provides a basis for analyzing individual drug responses in patients.

Metabolic markers A molecular marker associated with a metabolic function.

MicroRNAs (miRNAs) Single-stranded RNA molecules of about 21 – 23 nucleotides in length, which regulate gene expression. miRNAs are encoded by genes that are transcribed from DNA but not translated into proteins (non-coding RNA).

Molecular biology The study of life processes at the molecular level, typically through the study of nucleic acids (DNA and RNA) and proteins.

Molecular diagnostics The use of DNA, RNA and proteins to test for specific health conditions in humans.

Multiplex assay A type of laboratory procedure that performs multiple assays concurrently.

QIAGEN Annual Report 2010	147

[ N ]

Nucleic acid Single or double-stranded poly-nucleotides involving RNA or DNA, which are the crucial building blocks of life involved in storage and expression of genetic information.

[ O ]

Oncogene An oncogene is a gene that, when mutated or expressed at high levels, helps turn a normal cell into a tumor cell. Examples are PI3K, BRAF, KRAS, BCL-ABL.

Optical fluorescence detection technology A technique using optical measurement to quantify and analyze light emissions specific to molecular interactions in a variety of diagnostic and other applications.

[ P ]

Pap smear The Papanicolaou test (also called Pap smear, Pap test, cervical smear, or smear test) is a cytology-based screening test used to detect premalignant and malignant (cancerous) processes in the cervix.

Pathogen A pathogen or infectious agent is a biological agent that causes disease or illness.

Pathway A series of metabolic / biological actions among molecules in a cell. An understanding of entire pathways and the complex interactions of all molecules involved – as opposed to the study of individual molecules – is a key to understanding the specifics of many diseases and the development of new diagnostics and drugs.

PCR Polymerase chain reaction is the most widely used laboratory technique to amplify DNA or RNA sequences. The temperature of a sample is repeatedly raised and lowered to help heat-stable polymerase enzymes copy the target nucleic acid sequence. PCR can produce a billion copies of the target sequence in a few hours.

Personalized medicine Use of information from a patient’s genotype, level of gene expression and other clinical data to stratify disease, select a medication or dosage, or initiate a therapeutic or preventive measure that is particularly suited to that patient at the time of administration.

Pharmacogenetics Study of the association between specific genetic characteristics and response to drug therapy to select “the right medicine for the right patient.”

Pharmacogenomics Analyzing the entire spectrum of genes that determine drug behavior and sensitivity, pharmacogenomics is concerned with genetic effects on drugs themselves, and with genetic variances that contribute to variable effects of drugs in different individuals.

Polymerases Enzymes that catalyze the production of a nucleic acid strand using an existing strand as a template – used in PCR and RT-PCR.

Predisposition A genetic effect that influences the observable characteristics of an organism but can be modified by environmental conditions. Genetic testing can identify individuals who are genetically predisposed to certain health problems.

Primer A strand of nucleic acid that serves as a starting point for DNA or RNA synthesis. They are required because the enzymes that catalyze replication, DNA polymerases, can only add new nucleotides to an existing strand of DNA.

Pyrosequencing A next-generation DNA sequencing technology based on the “sequencing by synthesis” principle. Pyrosequencing enables decoding of short to medium-length DNA sequences and is highly useful for analyzing DNA methylation patterns.

[ R ]

Real-time PCR Polymerase chain reaction in real time that involves the sequence-specific amplification of DNA molecules using heat-stable polymerase enzymes. It is often used to measure the amount of a specific DNA molecule in a sample.

RNA Ribonucleic acid is one of the building blocks of life, included in many types of biologically relevant molecules, especially mRNA (messenger RNA), which is copied from DNA and encodes proteins.

RNAi RNA interference is one methodology used to cause gene silencing.

RT-PCR Reverse-transcriptase polymerase chain reaction is a technique that transcribes RNA molecules into DNA molecules, which are then amplified by PCR.

[ S ]

SARS Severe acute respiratory syndrome is an atypical pneumonia, caused by the SARS coronavirus (SARS CoV), a novel coronavirus.

Sensitivity A statistical measure of how well a test correctly identifies a condition. For example, with a medical test to determine if a person has a certain disease, the sensitivity is the probability that if the person has the disease, the test result will be “positive.” High sensitivity is required when early diagnosis and treatment are beneficial to patients, or when a disease is infectious and screening is useful to containing it.

148	QIAGEN Annual Report 2010

SERVICE Glossary

siRNA Short interfering RNA is a specific short sequence of double-stranded RNA (dsRNA) with less than 30 base pairs.

SNP Single nucleotide polymorphism – DNA sequence variations occurring when a single nucleotide (A, T, C or G) in the genome differs between members of a species. Variations in DNA sequences can affect how humans develop diseases and respond to pathogens, drugs, vaccines and other agents, and thus serve as potential biomarkers. SNPs are thought to be key enablers in achieving the potential of personalized medicine.

Specificity A statistical measure of how well a test correctly identifies the negative cases, those that do not meet the condition under study. For example, specificity in a medical test to determine if a person has a certain disease is the probability that a “negative” result accurately indicates that the person does not have the disease. High specificity is important when the treatment or diagnosis could be harmful to patients mentally and / or physically.

Swine flu Any strain of the influenza virus that can be endemic in pigs (swine), and also found in humans. The 2009 – 2010 pandemic in humans, widely known as “swine flu” or “H1N1,” was due to a strain of influenza A virus subtype H1N1 that global health authorities viewed as a particularly dangerous threat.

[ W ]

Workflow An orderly series of steps a laboratory must follow to take a sample from raw biological material through isolation and purification, identification and measurement by molecular assays, on to analysis and through final results. Automation systems increasingly move beyond individual lab tasks to focus on enhancing the efficiency of entire workflows.

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Service

CORPORATE COMMUNICATIONS

—

For Investors

Phone worldwide: + 49 2103 29 11710

Phone U.S.: + 1 240 686 2222

Email: ir@qiagen.com

For Media

Phone worldwide: + 49 2103 29 11826

Phone U.S.: + 1 240 686 7425

Email: pr@qiagen.com

CREDITS

—

Concept and Design

3st kommunikation, Mainz

Photography

Michael Dannenmann (p. 4 – 11)

Andreas Fechner (p. 21 – 27)

Dr. Hermann Unger (p. 32)

Getty Images (p. 13 –14, p. 66 – 67, p. 90 – 91, p. 36 – 37)

Masterfile (p. 38 – 39)

FINANCIAL CALENDAR

—

April 27, 2011

First Quarter 2011 Results

June 30, 2011

Annual General Meeting

July 25, 2011

Second Quarter and Half-Year 2011 Results

November 2, 2011

Third Quarter and Nine-Month 2011 Results

TRADEMARKS

—

Our name together with our logo is registered as a trademark in the United States and a number of other countries: QIAGEN®.

For a complete list of QIAGEN’s trademarks and disclaimers, please refer to QIAGEN’s webpage under http://www.qiagen.com/ trademarks_disclaimers.aspx

In this annual report QIAGEN is using the term molecular diagnostics. The use of this term is in reference to certain countries, such as the United States, limited to products subject to regulatory requirements. Current QIAGEN Molecular Diagnostics products are five FDA (PMA approved or 510k cleared) products, 59 EU CE IVD assays, nine EU CE IVD sample preparation products, eight China SFDA IVD assays, and 16 clinical sample concentrator products.

This Annual Report may also contain trade names or trademarks of companies other than QIAGEN.

© 2010 QIAGEN, all rights reserved.

150	QIAGEN Annual Report 2010

QIAGEN around the world

Helsinki
Stockholm
Oslo
Stockach
Copenhagen
Venlo
Toronto
Germantown/Gaithersburg
Frederick
Valencia
Mexico City
Manchester
London
Paris
Madrid
Hilden
Hamburg
Hombrechtikon
Milan
Ankara
Tokyo
Seoul
Beijing
Shanghai
New Delhi
Hong Kong
Kuala Lumpur
Singapore
Shenzhen
Sao Paulo
Melbourne
QIAGEN Companies
QIAGEN Distributors and Importers

QIAGEN COMPANIES

Americas

QIAGEN North American Holdings, Inc.
19300 Germantown Rd
Germantown, MD 20874
United States of America

QIAGEN Sciences, Inc.
19300 Germantown Rd
Germantown, MD 20874
United States of America

QIAGEN Gaithersburg, Inc.
1201 Clopper Road
Gaithersburg, MD 20878
United States of America

QIAGEN, Inc.
27220 Turnberry Lane
Suite 200
Valencia, CA 91355-1106
United States of America

QIAGEN, Inc.
6951 Executive Way, Suite 100
Frederick, MD 21703
United States of America

QIAGEN, Inc.
2800 Argentia Road, Unit 7
Mississauga, Ontario L5N 8L2
Canada

QIAGEN Mexico, S. de R.L. de C.V.
Colima 164
Colonia Roma
C.P. 06700 Mexico D.F.
Mexico

QIAGEN Brasil Ltda.
Rua Dr. Bacelar 333
04026-001 Sao Paulo
Brazil

Europe

QIAGEN Benelux B.V.
Spoorstraat 50
5911 KJ Venlo
The Netherlands

QIAGEN Hamburg GmbH
Königstrasse 4a
22767 Hamburg
Germany

QIAGEN GmbH
QIAGEN Strasse 1
40724 Hilden
Germany

QIAGEN Lake Constance GmbH
Jaques-Schiesser-Strasse 3
78333 Stockach
Germany

QIAGEN AB, Scandinavia
Frösundaviks Allé 15
169 70 Solna
Sweden

QIAGEN S.p.A.
Via Grosio, 10/8
20151 Milan
Italy

ATQ Biyoteknoloji
Iç ve Dis Ticaret Limited Sirketi
7. Cad., No: 73/A; Birlik Mahallesi
06610 Çankaya - Ankara
Turkey

QIAGEN S.A.
3 avenue du Canada
LP 809
91974 Courtaboeuf Cedex
France

QIAGEN Iberia, S.L.
Rosa de Lima, 1
Edificio Alba
28290 Las Matas, Madrid
Spain

QIAGEN AG
Elisabethenstrasse 3
4010 Basel
Switzerland

QIAGEN Instruments AG
Garstligweg 8
8634 Hombrechtikon
Switzerland

QIAGEN Manchester Ltd.
Grafton Street 48
Manchester, M13 9XX
United Kingdom

QIAGEN Ltd.
QIAGEN House
Fleming Way
Crawley
West Sussex, RH10 9NQ
United Kingdom

Asia

QIAGEN Hong Kong Ptd. Limited
Unit 1406, 14/F, Lippo Sun Plaza
28 Canton Road
Tsim Sha Tsui, Kowloon
Hong Kong

QIAGEN Singapore Pte. Ltd.
Ayar Rajah Industrial Estate
73 Ayer Rajah Crescent
139952 Singapore

QIAGEN K.K.
Forefront Tower II
13-1, Kachidoki 3 Chome
Chuo-ku, Tokyo 104-0054
Japan

QIAGEN China Co., Ltd.
Suite 2506, POS Plaza
1600 Century Ave
Pudong, Shanghai 200122
China

PG Biotech Co., Ltd.
F6, R3-B, High-Tech Industrial Park
Shen Nan Avenue
Shenzhen 518057
China

Tiangen Biotech Co., Ltd.
Building C7-3, Northern Territory
No.66 Xixiaokou Road
Haidian District
Beijing 100192
China

QIAGEN Korea Ltd.
#1012 C Bldg. Woolim-Lions Valley
371-28 Gasandong, Gumchungu
Seoul 153-786
South Korea

QIAGEN Sdn. Bhd.
Level 13, Wisma E&C
No. 2 Lorong Dungun Kiri
Damansara Heights
50490 Kuala Lumpur
Malaysia

QIAGEN India Pvt. Ltd.
Samyak Towers
Pusa Road, Karol Bagh
Property No 39, 2nd floor
110005 New Delhi
India

Australia

QIAGEN Pty Ltd.
PO Box 641
Doncaster
Victoria 3108

DEVELOPMENT OF QIAGEN

Development of QIAGEN

QIAGEN NET SALES, EMPLOYEES AND STRATEGY DEVELOPMENT

Net sales ($ 1,000)
1,200
1,100
1,000
900
800
700
600
500
400
300
200
100
0
0
0,1
54
75
120
158
263
298
QIAGEN founded
First kit commercialized
IPO New York
IPO Frankfurt
Expansion into automation
GMP manufacturing established
New R&D site in Mary-land
2
5
330
600
800
900
1,560
1,650
1984
1986
1996
1997
1998
1999
2001
2002

PRODUCT STRATEGY	Leadership in individual platform technologies	Integrate platform technologies into complete workflows
	COMPONENTS	WORK
MARKET STRATEGY	Leadership in Sample & Assay Technologies	

DEVELOPMENT OF QIAGEN

1,087
1,010
893
649
465
398
380
351
Leader in Personalized Healthcare
QIAsymphony SP launch
Leader in Prevention
Leader in Profiling
First avian flu assay
No. of employees
3,600
3,400
3,000
2,600
1,800
1,600
1,550
1,300
3,750
3,500
3,250
3,000
2,750
2,500
2,250
2,000
1,750
1,500
1,250
1,000
750
500
250
2003
2004
2005
2006
2007
2008
2009
2010

Develop workflows

Expand molecular content on automated workflows

FLOWS | **AUTOMATION** | **MOLECULAR CONTENT**

- Create customer-specific sales channels
- Build critical mass in molecular diagnostics

Molecular Diagnostics customer class created:

- Prevention
- Profiling
- Personalized Healthcare
- Point of Need

QIAGEN N.V., VENLO, THE NETHERLANDS

Annual Report 2010

QIAGEN N.V.

Annual Report 2010

QIAGEN N.V.

Report of the Supervisory Board

To our Shareholders

The Supervisory Board wishes to thank all QIAGEN employees and members of the Executive Committee for contributing to our many accomplishments in 2010. We also would like to thank our customers and business partners for honoring QIAGEN with their continued collaboration and trust.

2010 was another year of strategic achievements for QIAGEN as we further advanced our leadership in Sample & Assay Technologies across all of our customer classes. Important milestones in 2010 underscored our global business expansion led by innovative new products and strategic transactions that complement our internal growth initiatives. In late 2010, we successfully launched QIAsymphony RGQ, a next-generation automated modular testing platform that we believe will play a key role in disseminating the use of molecular technologies around the world. In January 2010, we also acquired ESE GmbH, gaining access to a portable, battery-operated analysis system that enables molecular testing in settings where a laboratory infrastructure is not accessible and fast results are needed. We view these actions, which include many others in 2010, as advancing our strategic objective to drive innovation and growth by leveraging our leadership in Sample & Assay Technologies.

As empowered by the Dutch Corporate Governance Code, the Supervisory Board devoted considerable time in 2010 to discussing the corporate strategy, the main risks of the business and the result of the assessment by the Managing Board of the design and effectiveness of internal risk management and control systems as well as any significant changes in them.

In addition, the Supervisory Board discussed and reviewed the functioning of its committees and individual members, its current composition, competence and desired profile in various meetings. Although we came to the conclusion that the Managing Board and the Supervisory Board properly functioned, we decided to search for additional candidates in our aim to expand the profile of the Supervisory Board in terms of competences, experiences and international background. We are now very pleased to propose two new highly skilled international executives for election to our Board: Dr. Vera Kallmeyer, M.D., Ph.D. and Elizabeth E. Tallett. Dr. Vera Kallmeyer is a Consulting Professor in the Department of Neurosurgery at Stanford School of Medicine, where she teaches courses in biomedical innovation, translational medicine and entrepreneurship. Elizabeth E. Tallett is a respected leader with more than 30 years of experience in the pharmaceutical and biotechnology as well as broader healthcare and financial industries. Their perspectives, international experience in healthcare and academic research as well as their diverse business backgrounds will be valuable resources to QIAGEN as we expand our leading position in sample and assay technologies and their use in research, applied markets and clinical diagnostics. The updated profile of the Supervisory Board can be found on QIAGEN’s website. Through its Compensation Committee, the Supervisory Board executed and monitored compliance with the Remuneration Policy approved at the Annual General Meeting held on June 14, 2005.

Compensation of Managing Board members consists of a fixed salary and variable components. Variable compensation includes one-time and annual payments linked to business performance (bonuses) as well as long-term incentives containing risk elements, such as stock options or other equity-based compensation as well as pension plans. The Remuneration Policy and the various aspects of compensation, including the detailed remuneration of individual Managing Board members for various components, are described in greater detail in the Remuneration Report, which is also available on QIAGEN’s website. Information on QIAGEN’s activities was communicated by the Managing Board to the Supervisory Board through regular meetings and business reports. The Supervisory Board has appointed an Audit Committee, a Compensation Committee and a Selection and Appointment (Nomination) Committee, each composed of Supervisory Board members, and can appoint other committees as

Annual Report 2010 | 1

QIAGEN N.V.

deemed beneficial. The Supervisory Board has approved charters pursuant to which each of the committees operates. The charters are published on QIAGEN’s website. Further detailed information on the composition of the Supervisory Board and its committees, the number of committee meetings held in 2010 and the main topics of discussion, the independence of its members and their remuneration, as well as other information on the Supervisory Board can be found in the Corporate Governance Report, which is an integral part of this Annual Report.

The Supervisory Board met six times during the course of 2010 with regular attendance of the members of the Managing Board. We are pleased to report very high attendance at our meetings – no member of the Supervisory Board was frequently absent from the Supervisory Board meetings in 2010. Information about the Supervisory Board members, including positions held on other boards, are included in the Corporate Governance Report. All members of the Supervisory Board fulfill the independence criteria as defined by the Marketplace Rules of the NASDAQ Stock Market and the Dutch Corporate Governance Code with the exception of Dr. Metin Colpan due to his former position as CEO of QIAGEN. Additional information on how the duties of the Supervisory Board committees were carried out in 2010 can be found in the Corporate Governance Report.

QIAGEN N.V. is a company organized under the laws of the Netherlands and has an international network of subsidiaries. The Supervisory Board follows the principle of increasing shareholder value as we represent the interests of all stakeholders, including shareholders, and has always pursued the highest standards in Corporate Governance. QIAGEN is committed to a corporate governance structure that best suits its business and stakeholders, and that complies with relevant rules and regulations. Since 1997, QIAGEN has endorsed the recommendations made in the report of the Netherlands Committee on Corporate Governance, which was replaced by the Dutch Corporate Governance Code effective January 1, 2004, and amended and restated effective January 1, 2009. Our policy is to follow the guidelines of Good Practice of Corporate Governance as described in the Dutch Corporate Governance Code, although some minor deviations may result from the impact of factors such as legal requirements imposed on QIAGEN or industry standards.

QIAGEN is also subject to the rules regarding Corporate Governance set by NASDAQ, where our common shares have been listed since 1996. In addition, QIAGEN has adopted the standards set by the Corporate Governance Code of Germany, where our common shares have been listed since 1997. QIAGEN provides detailed disclosure in the Corporate Governance Report regarding compliance with the German and the Dutch Corporate Governance Code.

QIAGEN believes all of our operations are carried out in accordance with legal frameworks, including Dutch Corporate Law, U.S. laws and regulations, and the laws of the German capital market, in particular the Wertpapierhandelsgesetz. QIAGEN’s common shares are registered and traded in the U.S. on the NASDAQ Global Select Market and in Germany on the Frankfurt Stock Exchange in the Prime Standard segment. Shareholders in the U.S. and in Europe hold the majority of QIAGEN’s common shares. We have used funds to fuel internal growth and to finance acquisitions. The Supervisory Board proposes to retain earnings from 2010 to address these goals. We strongly believe that this policy of increasing shareholder value benefits our shareholders.

In this Annual Report, the financial statements for 2010 are presented as prepared by the Managing Board, audited by Ernst & Young Accountants LLP, and examined and approved by the Supervisory Board. We recommend that the Annual General Meeting of Shareholders adopts the financial statements for 2010 as presented in this Annual Report. Additionally, we request the shareholders to discharge the members of the Managing Board of their responsibility for the conduct of business in 2010 and the members of the Supervisory Board for their supervision of management.

The term of office for the members of the Supervisory Board expires as of the close of the Annual General Meeting of Shareholders of QIAGEN N.V., which is scheduled for June 30, 2011. Dr. Vera Kallmeyer and

Annual Report 2010 | 2

QIAGEN N.V.

Elizabeth E. Tallett will stand for election, and Prof. Dr. Detlev H. Riesner, Dr. Werner Brandt, Dr. Metin Colpan, Erik Hornnaess, Prof. Dr. Manfred Karobath and Heino von Prondzynski will stand for re-election at this meeting.

The Supervisory Board proposed during the Joint Meeting of members of the Supervisory Board and Managing Board that the members of the Managing Board be re-elected at the Annual General Meeting of Shareholders on June 30, 2011.

Venlo, the Netherlands, April 2011

Prof. Dr. Detlev H. Riesner

Chairman of the Supervisory Board

In Memoriam: Prof. Dr. jur. Carsten P. Claussen

Prof. Dr. jur. Carsten P. Claussen, long-time Chairman of QIAGEN’s Supervisory Board, passed away on June 30, 2010, at the age of 83.

Professor Claussen played an integral part in the shaping and development of QIAGEN. Through his dedication and commitment to the company, QIAGEN has developed into what it is today. Some of you who have known Professor Claussen personally will remember his great passion for QIAGEN and its entrepreneurial spirit and his invaluable guidance and advice which was based on a deep business and academic experience. Even after his retirement from the Supervisory Board in 1999, he remained close to QIAGEN, following our every step and helping to provide important insights that have guided our progress. As Honorary Chairman, he was always a highly respected advisor and friend to management and many others with whom he worked closely.

We are all deeply indebted to him for his loyalty and commitment over the years. QIAGEN will always treasure his significant contributions.

Annual Report 2010 | 3

QIAGEN N.V.

Managing Directors’ Report

Dear Shareholder,

I am very pleased to present you with the results achieved by QIAGEN in 2010, We delivered solid results in a changing environment and made significant progress in further expanding our position in our customer classes, particularly molecular diagnostics, by leveraging our leadership in sample and assay technologies.

Key milestones in 2010 included the successful launch of QIAsymphony RGQ, a highly versatile automated platform with potential to drive the dissemination of molecular diagnostics. Our technology portfolio to analyze valuable molecular content increased significantly, particularly in companion diagnostics that guide the use of medicines. Sales grew across all of our customer classes. Strong growth in personalized healthcare and profiling more than offset lower prevention sales in the fourth quarter, where successful HPV market conversion initiatives were hampered by economic conditions that caused a sharp decline in doctors’ office visits.

We are focused in 2011 on expanding our strategic position and positioning QIAGEN to further accelerate growth in 2012. We are broadening and strengthening our product offering with a number of important regulatory submissions, including the first of several new assays in the U.S. for use on QIAsymphony RGQ. We are also expanding into fast-growing markets, particularly in Asia, and have begun operations in India. As the molecular biology revolution shapes the future of healthcare and the life sciences, QIAGEN is playing a critical role in making improvements in life possible and is well-positioned for sales and earnings growth.

For the year ended December 31, 2010, net sales rose 8% (+8% constant exchange rates, or CER) to US$ 1,087 million in 2010 from US$ 1,010 million in 2009, and rose 12% CER when excluding swine flu-related products. Improved performances in all customer classes drove organic sales growth of 8% CER when excluding significant one-time contributions from swine flu-related products in 2009. Acquisitions within the last 12 months provided an additional four percentage points, resulting in 12% CER total sales growth.

Operating income of US$ 196,5 million rose 5% from US$ 186,6 million in 2009. Net income grew 8% to US$ 142,0 million from US$ 131,6 million in 2009, while diluted earnings per share were US$ 0,60 (based on 235,5 million weighted average shares and share equivalents outstanding) in 2010 compared to US$ 0,63 in 2009 (based on 209,6 million weighted average shares and share equivalents outstanding).

Our performance reflects the successful execution of our strategic objectives to leverage our global leadership in sample and assay technologies to drive innovation and growth. We are strengthening our position in our four customer classes – Molecular Diagnostics, Applied Testing, Pharma and Academia, we are expanding our geographic presence, we are building our product pipeline, we are improving our operational excellence and we are attracting and retaining the best talent to our organization.

I want to thank you, our shareholders, for your continued and sustaining support and trust in QIAGEN. While we are fully aware of the challenges facing us in this uncertain environment, we see significant growth opportunities. Our industry proves to be more resilient than many other sectors, we have a healthy financial position and are prepared to fully capitalize on value-creating opportunities.

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QIAGEN N.V.

I would also like to thank our employees for their dedication and engagement for QIAGEN. We are proud of our employees, which now number nearly 3.600 around the world, and their contributions are critical for our ongoing success.

Management Report for the Period from January 1, 2010, to December 31, 2010

Note regarding Forward-Looking Statements and Risk Factors

Our future operating results may be affected by various risk factors, many of which are beyond our control. Certain of the statements included in this Annual Report and the documents incorporated herein by reference may be forward-looking statements as amended, including statements regarding potential future net sales, gross profit, net income and liquidity. These statements can be identified by the use of forward-looking terminology such as “believe,” “hope,” “plan,” “intend,” “seek,” “may,” “will,” “could,” “should,” “would,” “expect,” “anticipate,” “estimate,” “continue” or other similar words. Reference is made in particular to the description of our plans and objectives for future operations, assumptions underlying such plans and objectives, and other forward-looking statements. Such statements are based on management’s current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. We caution investors that there can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors. Factors which could cause such results to differ materially from those described in the forward-looking statements include those set forth in the risk factors below. As a result, our future success involves a high degree of risk. When considering forward-looking statements, you should keep in mind that the risk factors could cause our actual results to differ significantly from those contained in any forward-looking statement.

Results of Operations, Financial Position

Overview

QIAGEN is the world’s leading provider of innovative sample and assay technologies, based on independent market studies of United States and European market shares for our products and technologies. Our automated systems and consumable products empower customers to transform raw biological samples into valuable molecular information. Sample technologies are used to isolate DNA, RNA and proteins from any biological sample, such as blood or tissue. Assay technologies are then used to amplify and enrich isolated biomolecules, such as the DNA of a specific virus, readable and ready for subsequent analysis.

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QIAGEN N.V.

We sell our products, sample and assay kits known as consumables and automated instrumentation systems using those technologies, to four major customer classes:

•	Molecular diagnostics – healthcare providers supporting many aspects of patient care including prevention, profiling of diseases, personalized healthcare and point of need testing

•	Academic – researchers exploring the secrets of life and new approaches to disease

•	Pharma – drug discovery and development efforts of pharmaceutical and biotechnology companies

•	Applied testing – customers in fields such as forensics, veterinary diagnostics, food safety testing, and biosecurity

QIAGEN markets products in more than 100 countries throughout the world. We have established subsidiaries in markets that we believe have the greatest sales potential, including countries throughout Europe, Asia, the Americas and Australia. We also work with specialized independent distributors and importers. We employ nearly 3,600 people in more than 30 locations worldwide.

In 2010, operating income on a consolidated basis was US$ 196,5 million, a 5% increase from US$ 186,6 million in 2009. The rise in operating income was driven by growth in sales of consumables and related revenues (8% in 2010 and 10% in 2009) and instrumentation (7% in 2010 and 37% in 2009).

We have achieved five-year compound annual growth rates of approximately 22% in net sales. We have funded our growth through internally generated funds, debt, and private and public sales of equity securities.

Recent Acquisitions

QIAGEN has made a number of strategic acquisitions since 2008, expanding our technology and product offerings as well as extending our geographic presence. These transactions include:

•

In April 2010, we acquired assets related to food testing assays of the Institute for Product Quality (ifp), a company based in Berlin, Germany, which sells food, veterinary and environmental quality control assays. The transaction strengthened our applied testing business by adding 70 molecular food safety tests developed by ifp.

•

In January 2010, we acquired ESE GmbH, a German developer and manufacturer of portable, battery-operated, “ultra-fast time to result” multiplex UV and fluorescence optical measurement devices. ESE’s fluorescence detection systems for point of need testing in healthcare and in applied testing enable low-throughput molecular testing in physician practices, emergency rooms, remote field areas, and other settings where a laboratory infrastructure is not accessible and fast turnaround is required.

•

In December 2009, we acquired SABiosciences Corporation, based in Frederick, Maryland. SABiosciences holds a leading position in the design and commercialization of disease- and pathway-focused real-time PCR-based assay panels (PCR Arrays), which are widely utilized in biomedical research and in development of new drugs and diagnostics.

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•

In September 2009, we acquired DxS Ltd. (QIAGEN Manchester Ltd.), a pioneer in development and marketing of companion diagnostics that enable physicians to predict patient responses in order to make cancer therapies more effective. Headquartered in Manchester, U.K., DxS brings QIAGEN a portfolio of molecular diagnostic assays and related intellectual property, as well as a deep pipeline of companion diagnostic partnerships in oncology with leading pharmaceutical companies. With the acquisition, we believe we can take a leading position in personalized healthcare and strengthen our overall strategic position in molecular diagnostics.

•	In August 2009, we acquired Explera s.r.l., a leading supplier in molecular diagnostics and personalized medicine in Italy.

•	In March 2009, we acquired a molecular diagnostics distribution business in China.

•

In October 2008, we acquired all assets of the Biosystems business from Biotage AB, a developer, manufacturer and distributor of products for genetic analysis and medicinal chemistry headquartered in Uppsala, Sweden. The transaction included purchase of the remaining 17,5% of the outstanding stock of Corbett Life Science Pty. Ltd. (Corbett).

•

In July 2008, we acquired 82,5% of Corbett, a developer, manufacturer and distributor of life sciences instrumentation headquartered in Sydney, Australia. Corbett is best known for developing the world’s first rotary real-time PCR cycler system, the Rotor-Gene™, used to detect real-time polymerase chain reactions (PCR) and make specific sequences of DNA and RNA targets visible through amplification and quantifiable through real-time measurement. Addition of this proprietary PCR detection technology extends our molecular testing solution portfolio and enhances our options to offer sample and assay technology solutions spanning from sample to result.

•	In July 2008, we also acquired the minority interest of our Brazilian subsidiary, QIAGEN Brasil Biotecnologia Ltda.

•	In May 2008, we established QIAGEN Mexico via the acquisition of certain assets of our former life science distributor, Quimica Valaner.

•

In February 2008, we acquired a business unit from Diagnostic Technology Pty. Ltd., located in Belrose, Australia, which relates to the distribution of products in Australia, New Zealand, Singapore and Malaysia.

Our financial results include the contributions of our recent acquisitions from the date of acquisition, as well as the costs related to the acquisitions and integrations, including costs related to the relocation and closure of certain facilities. Our results also reflect the benefits of our previous restructuring efforts, which have contributed to improved profitability as we continue to manage our operating costs.

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Other Changes in 2010

During 2010, we determined that QIAGEN operates as one business segment in accordance with IFRS 8, Segment Reporting. Our decision-making process has evolved as a result of our continued growth, restructuring and streamlining of the organization, and revised internal budgeting and reporting approaches. Our chief operating decision maker (CODM) has now transitioned to making decisions on business operations and resource allocation based on evaluations of the QIAGEN Group as a whole. With revenues derived from our entire product and service offerings, it is not practicable to provide a detail of revenues for each group of similar products and services or for each customer group, as discrete financial information is not available. Accordingly, we operate as one reporting segment. However, we do provide certain revenue information by customer class to allow better insight into our operations. This information is estimated using certain assumptions to allocate revenue among the customer classes.

On March 30, 2010, the U.S. President signed the Health Care and Education Reconciliation Act of 2010, a reconciliation bill that amends the Patient Protection and Affordable Care Act that was signed by the President on March 23, 2010 (collectively, the “Acts”). As a result of the Acts, a 2,3% excise tax will be imposed on the sale, including leases, of any taxable medical devices by the manufacturer, producer or importer of such devices. A “taxable medical device” is any FDA regulated device intended for human use. The excise tax will apply to U.S. sales of all taxable medical devices occurring after December 31, 2012. While we continue to evaluate the impact of the Acts, at the present time, we expect a net positive impact from the legislation effective 2013 due to the expected increase in net sales resulting from increased healthcare coverage, which will be partially offset by the excise tax.

Year Ended December 31, 2010 compared to 2009

Net Sales

In 2010, net sales increased 8% to US$ 1,1 billion compared to US$ 1,0 billion in 2009. The increase in net sales includes organic growth (8%) and sales from our recently acquired businesses (4%). Our 2010 and 2009 net sales include the results of operations for, as well as the effects of the acquisitions of DxS Ltd (QIAGEN Manchester Ltd.), acquired in September 2009, and SABiosciences, acquired in December 2009.

The increase in sales was the result of growth for our consumable products, which represented approximately 86% of total sales and included product, service, and license and technology sales including revenues from nonmonetary exchanges; and for instrumentation products, which represented approximately 14% of total sales. Sales of sample and assay technologies, which include consumables and instrumentation, experienced growth rates of 8% and 7%, respectively, in 2010 compared to 2009.

The net sales growth was spread across all customer classes. In molecular diagnostics, which represents approximately 47% of our net sales, we achieved 8% growth in 2010 compared to 2009. In 2010, we experienced lower growth in sales volumes of molecular diagnostic assays than in periods prior to 2010 as a result of decreasing patient visits to healthcare providers. We expect the trend of fewer healthcare patient visits to continue into 2011. In academia, which represents approximately 26% of our net sales, we experienced 8% growth in 2010 compared to 2009, in part due to increased purchases using stimulus funding as provided for under the American Recovery and Reinvestment Act (stimulus). We expect the

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positive impact from the stimulus package to continue into 2011. In 2009, we experienced higher sales volumes of certain swine flu-related products, which were not repeated in 2010, significantly impacting growth rates in molecular diagnostics and academia. In Pharma, which represents approximately 21% of our net sales, we experienced 6% growth in 2010 compared to 2009. In applied testing, which represents approximately 6% of our net sales; we achieved 15% growth in 2010 compared to 2009.

We expect further growth building upon the introduction of new consumable products and instrumentation, including the QIAensemble and QIAsymphony platforms. We continually introduce new products to extend the life of our existing product lines as well as to address new market opportunities. In 2010, we launched 86 new products in the area of sample and assay technologies.

A significant portion of our revenues is denominated in Euros and currencies other than the United States dollar. Changes in currency exchange rates can affect net sales, potentially to a significant degree. Net sales were positively impacted by US$ 0,2 million in currency exchange effects for 2010 as compared to 2009.

The continuing uncertainties of the current global economy represent a risk for us, and while we expect continued growth in our consumables and instrumentation businesses, future growth could be adversely affected and may be lower than our historical growth.

Gross Profit

Gross profit was US$ 715,6 million, or 66% of net sales, in 2010, compared to US$ 667,1 million, or 66% of net sales, in 2009. The dollar increase in 2010 compared to 2009 is attributable to the increase in net sales. Our consumable sample and assay products have a higher gross margin than our instrumentation products, and fluctuations in the sales levels of these products can result in fluctuations in our gross margin between periods.

Amortization expense related to developed technology and patent and license rights acquired in a business combination is included in cost of sales. The amortization expense on purchased intangibles within cost of sales increased to US$ 61,8 million in 2010 from US$ 53,6 million in 2009, as a result of an increase in intangibles acquired in recent business combinations. We expect our purchased intangibles amortization to continue to increase as a result of our acquisitions.

In addition, during 2010, a total of US$ 1,3 million was expensed to acquisition-related cost of sales in connection with the write-off of inventories made obsolete following an acquisition as well as the write-up of acquired inventory to fair market value as a result of business combinations. In 2009, this expense was US$ 7,4 million. In accordance with purchase accounting rules, acquired inventory was written up to fair market value and subsequently expensed as the inventory was sold. Additionally, in 2009 we recognized a charge of US$ 2,5 million to cost of sales related to the impairment of developed technology, which was triggered by the acquisition of DxS and the discontinuation of certain products.

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When eliminating business integration, acquisition related and restructuring costs as well as purchased intangibles amortization and share-based compensation from the reported results, the adjusted gross profit would have been US$ 779,6 or 72% of net sales, in 2010, compared to US$ 728,9 million, or 72% of net sales, in 2009.

Research and Development Expense

Research and development expenses increased by 17% to US$ 114,8 million (11% of net sales) in 2010, compared to US$ 97,9 million (10% of net sales) in 2009. Our business combinations, along with the acquisition of new technologies, have resulted in an increase in research and development costs. As we continues to discover, develop and acquire new products and technologies, we expect to incur additional expense related to facilities, licenses and employees engaged in research and development efforts. Additionally, research and development costs are expected to increase as a result of seeking regulatory approvals, including U.S. FDA Pre-Market Approval (PMA), U.S. FDA 510(k) clearance and EU CE approval of certain assays or instruments. We have a strong commitment to innovation and expect to continue to make investments in our research and development efforts. Accordingly, we expect our research and development expenses to continue to increase, perhaps significantly.

Sales and Marketing Expense

Sales and marketing expenses increased 10% to US$ 267,5 million (25% of net sales) in 2010 from US$ 242,9 million (24% of net sales) in 2009. Sales and marketing expenses are primarily associated with personnel, commissions, advertising, trade shows, publications, freight and logistics expenses and other promotional expenses. The increase in sales and marketing expenses in 2010, compared to 2009, is primarily due to our acquisitions of QIAGEN Manchester in September 2009 and SABiosciences in December 2009. In addition, sales and marketing expenses include the costs of maintaining separate sales organizations addressing customers in industrial and academic research, applied testing and molecular diagnostics. We anticipate that sales and marketing costs will continue to increase along with new product introductions and continued growth in sales of our products, but we expect sales and marketing costs will, for the most part, grow at a slower rate than our overall revenue growth.

General and Administrative, Integration and Other Expense

General and administrative, business integration, restructuring and related costs decreased by 5% to US$ 111,6 million (10% of net sales) in 2010 from US$ 117,9 million (12% of net sales) in 2009. The decrease in these expenses in 2010 is primarily the result of lower integration costs, partially offset by increased general and administrative expenses related to new businesses acquired in 2009 and restructuring efforts in 2010. We have continued to incur integration costs for businesses acquired, totalling approximately US$ 10,1 million in 2010, compared to US$ 21,5 million in 2009. In 2010, we incurred US$ 7,4 million in restructuring costs related to internal restructuring of subsidiaries including severance and retention costs. In connection with the integration of the acquired companies, we aim to improve efficiency in general and administrative operations. Additionally, general and administrative, integration and related costs decreased by US$ 0,7 million due to currency exchange impact in 2010, compared to 2009. As we further integrate the acquired companies and pursue other opportunities to gain efficiencies, we expect to continue to incur additional business integration and restructuring costs in 2011.

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Over time, we believe the results of the integration and restructuring activities will continue to result in a decrease in our general and administrative expenses as a percentage of sales.

When eliminating business integration, acquisition related and restructuring costs from the reported results, the adjusted income from operations would have been higher by US$ 20,8 million in 2010, compared to US$ 34,3 million in 2009,

Purchased Intangibles Amortization

Amortization expense related to developed technology and patent and license rights acquired in a business combination is included in cost of sales. Amortization of trademarks, customer base and noncompete agreements acquired in a business combination is recorded in operating expense under the caption “purchased intangibles amortization.” Amortization expenses of intangible assets not acquired in a business combination are recorded within cost of sales, research and development, or sales and marketing line items based on the use of the asset.

During 2010, the amortization expense on purchased intangibles within operating expense increased to US$ 26,6 million compared to US$ 21,3 million in 2009. The increase in expense is the result of an increase in amortized intangibles acquired in our recent business combinations. We expect purchased intangibles amortization to continue to increase as a result of our acquisitions.

When eliminating purchased intangibles amortization from the reported results, the adjusted gross profit (adjusted income from operations) would have been higher by US$ 61,8 million (US$ 88,4 million) in 2010, compared to US$ 53,6 million (US$ 74,9 million) in 2009,

Financial Income and Expense

For the year ended December 31, 2010, interest income increased to US$ 4,5 million from US$ 3,5 million in 2009. The increase in interest income was primarily due to an increase in short-term investments.

Financial expense decreased to US$ 40,6 million in 2010 compared to US$ 41,6 million in 2009. Interest costs primarily relate to our long-term debt discussed in the accompanying notes to the consolidated financial statements. The decrease in interest expense is primarily due to a decrease in the interest expense on our term loan as a result of a lower balance following a US$ 50,0 million repayment as well as decreasing interest rates.

When eliminating interest expense from bifurcation of the intangible debts from the reported results, the adjusted income before tax would have been higher by US$ 14,3 million in 2010, compared to US$ 13,5 million in 2009,

QIAGEN N.V.’s functional currency is the U.S. dollar and our subsidiaries’ functional currencies are the local currency of the respective countries in which they are headquartered. All amounts in the financial statements of entities whose functional currency is not the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (1) assets and liabilities at period-end rates, (2) income statement accounts at average exchange rates for the period, and (3) components of shareholders’ equity at historical rates. Translation gains or losses are recorded in shareholders’ equity, and transaction gains

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and losses are reflected in net income. The net gain on foreign currency transactions in 2010 and 2009 was US$ 2,6 million and US$ 5,6 million, respectively.

Gains from investments in associates increased to US$ 2,9 million in 2010 compared to US$ 2,5 million in 2009.

As per end of December 31, 2010, other financial income was US$ 0,6 million, compared to US$ 10,2 million in 2009. During the fourth quarter of 2009, we sold our investment in a privately held company and realized a gain of US$ 10,5 million.

Income Taxes

Our provision for income taxes is based upon the estimated annual effective tax rates. Fluctuations in the distribution of pre-tax income among our operating subsidiaries can lead to fluctuations of the effective tax rate in the consolidated financial statements. Our operating subsidiaries are exposed to effective tax rates ranging from zero up to approximately 42%.

In 2010 and 2009, our effective tax rates were 15% and 21%, respectively. In 2010, as a result of internal restructuring related to the foreign subsidiaries of the former Digene Corporation, a one-time deduction for bad debt and worthless stock was realized which resulted in a US$ 12;0 million tax benefit.

Reconciliation of Reported to Adjusted Results (Non-IFRS)

QIAGEN has regularly reported adjusted results, to give additional insight into its financial performance. Adjusted results should be considered in addition to the reported results prepared in accordance with International Financial Reporting Standards, but should not be considered as a substitute. The company believes certain items should be excluded from adjusted results when they are outside of its ongoing core operations, vary significantly from period to period, or affect the comparability of results with the company’s competitors and its own prior periods.

When eliminating business integration, acquisition related and restructuring costs as well as purchased intangibles amortization and share-based compensation from the reported results, the adjusted income from operations would have been US$ 319,3 or 29% of net sales, in 2010, compared to US$ 305,6 million, or 30% of net sales, in 2009.

The full reconciliation of reported to adjusted results is shown in the Notes to the Consolidated Financial Statements (Note 9).

Liquidity and Capital Resources

To date, we have funded our business primarily through internally generated funds, debt, and private and public sales of equity. Our primary use of cash has been to support continuing operations and our capital expenditure requirements including construction of new facilities and acquisitions. As of December 31, 2010 and 2009, we had cash and cash equivalents of US$ 830,4 million and US$ 827,3 million, respectively. We also had short-term investments of US$ 106,1 million at December 31, 2010. Cash and cash equivalents are primarily held in U.S. dollars, euros and Australian dollars, other than those cash balances maintained in the local currency of subsidiaries to meet local working capital needs. At

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December 31, 2010, cash and cash equivalents had increased by US$ 3,1 million from December 31, 2009, primarily due to cash provided by operating activities of US$ 271,8 million and offset by cash used in investing activities of US$ 233,4 million and cash used in financing activities of US$ 38,2. As of December 31, 2010 and 2009, we had working capital of US$ 970,5 million and US$ 938,5 million, respectively.

Cash Flows from Operating Activities

For the years ended December 31, 2010 and 2009, we generated net cash from operating activities of US$ 271,8 million and US$ 244,8 million, respectively. Cash provided by operating activities increased in 2010 compared to 2009 primarily due to increases in net income, depreciation and amortization, partially offset by a net decrease in the working capital accounts. The increase in net income and accounts receivable is primarily attributable to our 2010 sales growth, while the increase in depreciation and amortization is primarily due to our new acquisitions. The net decrease in the working capital accounts is primarily attributable to decreased accrued and other liabilities, primarily related to the fair value of derivatives as well as a decrease in payroll-related accruals. Because we rely heavily on cash generated from operating activities to fund our business, a decrease in demand for our products, longer collection cycles or significant technological advances of competitors would have a negative impact on our liquidity.

Cash Flows from Investing Activities

Approximately US$ 233,4 million of cash was used in investing activities during 2010, compared to US$ 362,6 million during 2009. Investing activities during 2010 consisted principally of US$ 66,1 million, net invested in short-term investments, US$ 79,7 million of cash paid for purchases of property and equipment, primarily in our ongoing construction projects in Germany and the U.S., as well as cash paid for acquisitions and intangible assets and from capitalization of development expense according to IAS 38. During 2010, cash paid for acquisitions, net of cash acquired, totaled US$ 37,0 million and included cash paid for acquisitions made in 2010 as well as milestone payments from previous acquisitions. In 2010, cash paid for intangible assets totaled US$ 44,2 million, including amounts in connection with our next generation HPV platform, QIAensemble, and related products. Additionally in 2010, we received proceeds of US$ 15,5 million from the 2009 sale of an investment in a privately held company, and we invested approximately US$ 7,5 million in equity investments.

In 2009, we purchased the land and building adjacent to our facility in Hilden, Germany, for EUR 2,5 million (approximately US$ 3,2 million), and in August 2009 we began construction to further expand the German facilities for research and development and production space. In addition, we are expanding our Germantown, Maryland, facility for production and administrative space, beginning in June 2010. These expansion projects are expected to continue into 2012 at an estimated total cost of approximately US$ 94,0 million. We anticipate that we will be able to fund such expansions with cash generated by operating activities.

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In connection with certain acquisitions, we could be required to make additional contingent cash payments totaling up to US$ 85,4 million based on the achievement of certain revenue and operating results milestones as follows: US$ 8,3 million in 2011, US$ 16,3 million in 2012, US$ 13,3 million in 2013, US$ 2,7 million in 2014 and US$ 44,8 million payable in any 12-month period from now until 2015 based on the accomplishment of certain revenue targets, the launch of certain products or the grant of certain patent rights. Of the US$ 85,4 million total contingent obligation, approximately US$ 28,7 million is accrued as of December 31, 2010.

Cash Flows from Financing Activities

Financing activities used US$ 38,2 million in cash for the year ended December 31, 2010, compared to US$ 622,3 million for 2009. Cash used during 2010 was primarily due to the repayment of US$ 50,0 million of long-term debt and capital lease payments, partially offset by proceeds from debt as well as cash provided by the issuance of common shares in connection with our equity compensation plans. Cash provided during 2009 was primarily due to the sale of 31,625 million common shares, including 4,125 million common shares upon exercise of the underwriters’ overallotment option, in September 2009.

We have credit lines totaling US$ 160,8 million at variable interest rates of which insignificant amounts were utilized as of December 31, 2010. We also have finance lease obligations, including interest, in the aggregate amount of US$ 26,9 million, and carry US$ 845,2 million of long-term debt, of which US$ 77,9 million is current as of December 31, 2010. As of December 31, 2010, we have drawn down US$ 3,0 million under a loan which can be utilized for up to EUR 12,7 million to finance our research and development projects in Germany. The loan bears interest at 3,5% and is due to be fully repaid by 2019 with repayments starting in 2011.

In July 2007, we signed a Syndicated Multi-Currency Term Loan and Revolving Credit Facilities Agreement with Deutsche Bank AG, Deutsche Bank Luxembourg S.A., and the lenders named in the syndication agreement. The lenders made available to us an aggregate amount of US$ 750 million in the form of (1) a US$ 500 million term loan, (2) a US$ 100 million bridge loan, and (3) a US$ 150 million revolving credit facility. Under the agreement, the US$ 500 million term loan will mature in July 2012 with an amortization schedule commenced in July 2009. In July 2010 and July 2009, US$ 50 million and US$ 25 million were repaid, respectively. The US$ 150 million revolving credit facility also will expire in July 2012. The US$ 100 million bridge loan was utilized and repaid within the third quarter of 2007. We used the proceeds of the term loan and the bridge loan to pay the cash component of the Digene acquisition consideration and the fees and expenses of the Digene offer and the merger. The revolving credit facility is available for general corporate purposes. The interest due on the US$ 500 million term loan and the US$ 150 million currently undrawn revolving credit facility is tied to the LIBOR benchmark and therefore variable. A US$ 100 million portion of the US$ 500 million term loan has been swapped into a fixed interest rate.

In August 2004, the Company completed the sale of US$ 150,0 million principal amount of 1,50% convertible unsubordinated notes (Notes) due 2024, through its subsidiary QIAGEN Finance (Luxembourg) S.A. Interest on the Notes is payable semi-annually in February and August. The Notes were issued at 100% of principal value, and are convertible into 11,5 million shares of common shares at the option of the holder upon the occurrence of certain events at a price of US$ 12,6449 per share, subject to adjustment. In November 2008, the Company issued 395.417 common shares upon the

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exercise of a portion of the subscription rights in connection with the conversion of US$ 5,0 million of the Notes. The Notes may be redeemed, in whole or in part, at QIAGEN’s option on or after 7 years, at 100% of the principal amount provided the actual trading price of our common stock exceeds 120% of the conversion price for twenty consecutive trading days. In addition, the holders of the Notes may require QIAGEN to repurchase all or a portion of the outstanding Notes for 100% of the principal amount, plus accrued interest, on August 18, 2011, 2014 and 2019. The effective interest rate of the Notes amounts to 5,20%. The Company has reserved 11,5 million shares of common stock for issuance in the event of conversion.

In May 2006, the Company completed the sale of US$ 300,0 million principal amount of 3,25% senior convertible notes (2006 Notes) due 2026, through its subsidiary QIAGEN Euro Finance (Luxembourg) S.A. Interest on the 2006 Notes is payable semi-annually in May and November. The 2006 Notes were issued at 100% of principal value, and are convertible into 15,0 million shares of common shares at the option of the holder upon the occurrence of certain events at a price of US$ 20,00 per share, subject to adjustment. The 2006 Notes cannot be called for the first 7 years and are callable thereafter subject to a provisional call trigger of 130% of the conversion price. In addition, the holders of the 2006 Notes may require QIAGEN to repurchase all or a portion of the outstanding Notes for 100% of the principal amount, plus accrued interest, on May 16, 2013, 2017 and 2022. The effective interest rate of the Notes amounts to 7,3%. The Company has reserved 15,0 million of common stock for issuance in the event of conversion.

We expect that cash from financing activities will continue to be impacted by issuances of our common shares in connection with our equity compensation plans and that the market performance of our stock will impact the timing and volume of the issuances. Additionally, we may make future acquisitions or investments requiring cash payments or the issuance of additional equity or debt financing.

We believe that funds from operations, existing cash and cash equivalents, together with the proceeds from our public and private sales of equity, and availability of financing facilities, will be sufficient to fund our planned operations and expansion during the coming year. However, the global economic downturn may have a greater impact on our business than currently expected, and we may experience a decrease in the sales of our products, which could impact our ability to generate cash. The availability of debt financing has also been negatively impacted by the global credit crisis. If our future cash flows from operations and other capital resources are not adequate to fund our liquidity needs, we may be required to obtain additional debt or equity financing or to reduce or delay our capital expenditures, acquisitions or research and development projects. If we could not obtain financing on a timely basis or at satisfactory terms, or implement timely reductions in our expenditures, our business could be adversely affected.

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Employees

As of December 31, 2010, we employed 3.587 individuals, 21% of whom worked in research and development, 36% in sales, 23% in production/logistics, 7% in marketing and 13% in administration.

	Americas	Europe	Asia Pacific & Rest of World	Total
Sales	503	464	335	1.302
Production	245	504	92	841
Research and Development	188	522	30	740
Administration	132	248	73	453
Marketing	64	148	39	251

Employees	1.132	1.886	569	3.587

At December 31, 2009 and 2008, we employed 3.495 and 3.041 individuals, respectively. None of our employees is represented by a labor union or subject to a collective bargaining agreement. Management believes that its relations with employees are good.

Our success depends, to a significant extent, on key members of our management and our scientific staff. The loss of such employees could have a material adverse effect on QIAGEN. Our ability to recruit and retain qualified skilled personnel to perform future research and development work will also be critical to our success. Due to the intense competition for experienced scientists from numerous pharmaceutical and biotechnology companies and academic and other research institutions, there can be no assurance that we will be able to attract and retain such personnel on acceptable terms. Our planned activities will also require additional personnel, including management, with expertise in areas such as manufacturing and marketing, and the development of such expertise by existing management personnel. The inability to acquire such personnel or develop such expertise could have a material adverse impact on our operations.

Compensation of Directors and Officers

Reference is made to the disclosures in the Corporate Governance Report.

Research and Development

QIAGEN invests more in research and development than most companies in our industry. We are committed to expanding QIAGEN’s global leadership in sample and assay technologies as rapid advances in molecular biology open up new and useful applications.

Our strategy for innovation focuses on addressing significant unmet medical and scientific needs. We target our resources to develop the most promising sample and assay technologies in molecular diagnostics, pharmaceutical R&D, academic research and applied technologies – and to meet the needs of healthcare professionals and scientists in key geographic markets. Innovation at QIAGEN follows parallel paths:

Creating new systems for automation of workflows – platforms for laboratories, hospitals and other users of molecular sample and assay technologies.

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Expanding our broad portfolio of “content” – in particular, novel assays to detect and characterize molecular structures and biomarkers for disease or genetic identification.

More than 700 employees in research and development work in eight centers of excellence on three continents. Our comprehensive intellectual property portfolio spans more than 950 granted patents and more than 970 pending applications.

Innovations in instrumentation are strengthening our leadership in the automation of sample and assay technologies and generating increased demand for QIAGEN consumable products. We continue to extend our modular, medium-throughput QIAsymphony platform, enabling hospitals and other customers to adopt or greatly expand their use of molecular diagnostics. Our new QIAsymphony RGQ, designed to allow fully integrated processing from initial sample to final result, was launched in late 2010. We also plan to integrate modules in the future for specialized needs such as pyrosequencing. The QIAensemble system, our next-generation high-throughput platform to automate the workflow for preventive screening, is in development.

QIAGEN is commercializing a deep pipeline of content: molecular assays for preventive screening and diagnostic profiling of diseases, tests for important biomarkers to guide personalized cancer therapies, and assays for a broad range of other targets. The U.S. introduction of QIAsymphony RGQ will be accompanied by an extensive development program involving more than 10 molecular assays. Regulatory submissions planned for 2011 include assays for the infectious diseases CMV (cytomegalovirus) and EBV (Epstein-Barr virus) as well as influenza. Development is set to begin in 2011 for assays involving the infectious diseases HIV-1, HBV and HCV. In October 2010, QIAGEN gained access to HIV-1 and HCV, among the most frequently performed molecular diagnostic tests in the U.S., through an agreement with Abbott. In 2011, we expect to complete the U.S. submission in 2010 for a breakthrough KRAS assay for use in selecting the most appropriate therapy for colorectal cancer patients. In addition, we are developing assays for specific applications in key markets such as China and Japan. The combined markets for QIAGEN’s current assay development portfolio total more than US$ 1 billion in potential annual sales.

In addition, QIAGEN has invested in co-development of companion diagnostics for personalized healthcare through about 20 collaborations with pharmaceutical and biotech companies. We have created a center of excellence in companion diagnostics in Manchester, U.K. These programs begin with development of targeted assays to assist our customers in the clinical development of new drugs by identifying patient populations most likely to respond favorably to specific therapies. The collaborations have potential to develop into companion diagnostics marketed commercially along with the new drugs.

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Risks Related to Our Business and Risk Management

The Company has identified various risk factors for its business which are set forth in detail below. There may be current risks that the Company has not yet fully assessed or which are currently qualified as minor but which could have a material impact on the performance of the Company at a later stage. The Managing Board has developed and implemented strategies, controls and mitigation measures to identify current and developing risks as part of the Company’s risk management system. The Company has a variety of functional experts to evaluate and attempt to mitigate and manage its business risks. These groups and their respective main areas of focus are presented in detail in the Corporate Governance Report.

Risks Related to the Growth of Our Business

An inability to manage our growth, manage the expansion of our operations, or successfully integrate acquired businesses could adversely affect our business.

Our business has grown rapidly, with total net sales increasing to US$ 1.087,4 million in 2010 from US$ 465,8 million in 2006. We have made several acquisitions in recent years, including SABiosciences in December 2009; DxS Ltd. in September 2009; Corbett Life Science Pty. Ltd., or Corbett, in July 2008; and Digene Corporation, or Digene, in July 2007. We intend to identify and acquire other businesses in the future that support our strategy to build on our global leadership position in molecular technologies. The successful integration of acquired businesses requires a significant effort and expense across all operational areas, including sales and marketing, research and development, manufacturing, finance and administration and information technologies.

We have also made significant investments to expand our business operations. In January 2009, we purchased land adjacent to our facility in Germany and in August 2009 began a major expansion project to create additional facilities for research and development as well as to expand production capacity. This expansion project is expected to continue through 2011. In addition, we began a project in June 2010 to expand our facility in Germantown, Maryland, for research, production and administrative space, and it is expected to continue into 2012. These expansion projects increase our fixed costs, resulting in higher operational costs in the future that will negatively impact our gross margin and operating income until we fully utilize the additional capacity of these planned facilities. We also continue to upgrade our operating and financial systems and expand the geographic presence of our operations, which has resulted in the hiring of new employees as well as increased responsibilities for both existing and new management personnel. The rapid expansion of our business and the addition of new personnel may place a strain on our management and operational systems.

Our future operating results will depend on the ability of our management to continue to implement and improve our research, product development, manufacturing, sales and marketing and customer support programs, enhance our operational and financial control systems, expand, train and manage our employee base, integrate acquired businesses, and effectively address new issues related to our growth as they arise. There can be no assurance that we will be able to manage our recent or any future expansion or acquisitions successfully, and any inability to do so could have a material adverse effect on our results of operations.

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Our acquisitions expose us to new risks, and we may not achieve the anticipated benefits of acquisitions of technologies and businesses.

During the past several years, we have acquired and integrated a number of companies through which we have gained access to technologies and products that complement our internally developed product lines. In the future, we may acquire additional technologies, products or businesses to expand our operations. Acquisitions expose us to new operating and other risks, including risks associated with the:

•	assimilation of new products, technologies, operations, sites and personnel;

•	application for and achievement of regulatory approvals or other clearances;

•	diversion of resources from our existing business and technologies;

•	generation of sales to offset associated acquisition costs;

•	implementation and maintenance of uniform standards and effective controls and procedures;

•	maintenance of relationships with employees and customers and integration of new management personnel;

•	issuance of dilutive equity securities;

•	incurrence or assumption of debt;

•	amortization or impairment of acquired intangible assets or potential businesses; and

•	exposure to liabilities of and claims against acquired entities.

Our failure to address the above risks successfully in the future may prevent us from achieving the anticipated benefits from any acquisition in a reasonable time frame, or at all.

Our continued growth is dependent on the development and success of new products.

Rapid technological change and frequent new product introductions are typical in the markets we serve. Our future success will depend in part on continuous, timely development and introduction of new products that address evolving market requirements. We believe successful new product introductions provide a significant competitive advantage because customers make an investment of time in selecting and learning to use a new product and are reluctant to switch thereafter. To the extent that we fail to introduce new and innovative products, or such products suffer significant delays in development or are not accepted in the market, we may lose market share to our competitors, which will be difficult or impossible to regain. An inability to successfully develop and introduce new products, for technological or other reasons, could reduce our growth rate or otherwise have an adverse effect on our business. Important programs underway include the development and global rollout of our modular medium-throughput QIAsymphony platform, our next generation high throughput molecular testing QIAensemble platform and related sample and assay technologies. In the past we have experienced delays in the development and introduction of products, including regulatory approvals, and we may experience delays in the future.

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Therefore, we cannot assure you that we will keep pace with the rapid rate of change in our markets or that our new products will adequately meet the requirements of the marketplace, achieve market acceptance or regulatory approval or compete successfully with competitive technologies. Some of the factors affecting market acceptance of new products include:

•	availability, quality and price relative to competitive products;

•	the timing of introduction of the new product relative to competitive products;

•	opinions of the new products’ utility;

•	citation of the new product in published research;

•	regulatory trends and approvals; and

•	general trends in life sciences research, applied markets and molecular diagnostics.

The expenses or losses associated with unsuccessful product development activities or lack of market acceptance of our new products could materially adversely affect our business, financial condition and results of operations.

Our concentration of a large amount of revenues in a single product group and a small number of customers for that product increases our dependence on that product group’s success, our reliance on our relationship with each of those customers, and our reliance on a diversification strategy.

We believe that contributions from sales of our HPV test product group may represent as much as 25% of our total net sales. While the ultimate decision to order this test is made by a physician in consultation with their patient, the test analysis is performed by reference laboratories, who in turn are the customers of QIAGEN in terms of ordering tests and related equipment. At present, a limited number of reference laboratories account for the majority of our sales for this product group. A significant reduction in sales of this product group may have a significant adverse impact on our results of operations. In times of economic hardship or high unemployment, as was the case in 2010, patients may decide to forego or delay routine tests. Further, the cost of HPV testing is reimbursed to reference laboratories by insurance providers and healthcare maintenance organizations. If these insurance companies decide to limit the availability of payments for our test to their members, it could have a significant adverse impact on our results of operations. It is possible that our dependence on sales from this product group will continue in the future. If we fail to diversify our product line grouping, we will continue to be at risk that the loss or under-performance of a single product, product group or customer may materially affect our results of operations.

Our sales of HPV products and our growth will be effected by the level of acceptance of and the market for HPV screening by physicians and laboratories.

Sales of our HPV-related molecular diagnostic products, and our ability to increase sales of this product group, depend upon greater acceptance by physicians and laboratories of the clinical benefits of HPV screening as a necessary part of the standard of care for screening women for risk of cervical cancer. This applies to the U.S. as well as Europe and various markets around the world. In particular, a key element of future sales growth includes greater adoption of HPV test products as a primary cervical cancer screening method, either alone or in conjunction with cytology-based tests (Pap tests). Pap tests have been the principal means of cervical cancer screening since the 1940s. The introduction of our HPV test

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has been supported by major clinical data showing its significant benefits in better identifying women at risk for cervical cancer than to those who were only given a Pap test, and standards of care in the U.S. have been adopted to recommend HPV tests in conjunction with Pap tests. (These standards are also being adopted in other countries around the world.) However, technological advances designed to improve quality control over sample collection and preservation, as well as to reduce the susceptibility of Pap tests to human error, may increase physician reliance on the Pap test and solidify its market position as the most widely used screening test for cervical cancer. Approximately 60 million Pap tests are currently performed annually in the United States, and an estimated 60 to 100 million additional Pap tests are performed annually in the rest of the world.

HPV testing applies a new molecular-based technology and testing approach that is different from the cytology-based approach (reviewing cells under a microscope) of the Pap test. Significant resources are required to educate physicians and laboratories about the patient benefits that can result from using HPV test products in addition to the Pap test, and to assist laboratory customers in learning how to use our HPV test products. The addition of our HPV test products to the Pap test for primary screening in the United States may be seen by some customers as adding unnecessary expense to the generally accepted cervical cancer screening methodology. As a result, we must provide information to counteract these types of impressions on a case-by-case basis. If we are not successful in executing our marketing strategies, which focus on the proven significant benefits of HPV testing to identify women at risk for cervical cancer, we may not be able to maintain or continue to grow our market share for HPV testing.

We are working with physician and laboratory customers, and also with patient advocacy groups, to develop and establish the benefits of HPV screening to women. If we are not successful in this endeavor, we may not be able to maintain or grow the market for HPV screening or maintain or increase our HPV test revenues.

We may encounter delays in receipt, or limit in the amount, of reimbursement approvals and public health funding, which will impact our ability to grow revenues in these markets.

Outside the U.S., third-party payors are often reluctant to reimburse healthcare providers for the use of medical tests that involve new technologies or provide novel diagnostic information. In addition, third-party payors are increasingly limiting reimbursement coverage for medical diagnostic products and, in many instances, are exerting pressure on diagnostic product suppliers to reduce their prices. Since each third-party payor often makes reimbursement decisions on an individual patient basis, obtaining such approvals is a time-consuming and costly process that requires us to provide scientific and clinical data supporting the clinical benefits of each of our products. As a result, there can be no assurance that reimbursement approvals will be obtained. This process can delay the broad market introduction of new products, and could have a negative effect on our results of operations. As a result, outside the U.S., third-party reimbursement may not be consistent or financially adequate to cover the cost of our products. This could limit our ability to sell our products or cause us to reduce prices, which would adversely affect our results of operations.

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Reduction in research and development budgets and government funding may result in reduced sales.

Our customers include researchers at pharmaceutical and biotechnology companies, academic institutions, and government and private laboratories. Fluctuations in the research and development budgets of these organizations could have a significant adverse effect on demand for our products. Research and development budgets are affected by changes in available resources, the mergers of pharmaceutical and biotechnology companies, changes in spending priorities and institutional budgetary policies. Our results of operations could be adversely affected by any significant decrease in expenditures for life sciences research and development by pharmaceutical and biotechnology companies, academic institutions, and government and private laboratories. In addition, short-term changes in administrative, regulatory or purchasing-related procedures can create uncertainties or other impediments that can have an adverse impact on our results of operations.

In recent years, the pharmaceutical and biotechnology industries have undergone substantial restructuring and consolidation. Additional mergers or consolidation within the pharmaceutical and biotechnology industries could cause us to lose existing customers and potential future customers, which could have a material adverse impact on our results of operations.

A significant portion of our sales are generated from demand for our products from researchers at universities, government laboratories and private foundations, and whose funding is dependent upon grants from government agencies, such as the U.S. National Institutes of Health (NIH). Although the level of research funding has been increasing in recent years, we cannot assure you that this trend will continue, in particular in the U.S. given budget constraints caused by challenging economic conditions. Government funding of research and development is subject to the political process, which is inherently unpredictable. Future sales may be adversely affected if our customers delay purchases as a result of uncertainties regarding the approval of government or industrial budget proposals. Also, government proposals to reduce or eliminate budgetary deficits have sometimes included reduced allocations to the NIH and government agencies in other countries that fund life sciences research and development activities. A reduction in government funding for the NIH or other government research agencies in other countries could have a serious adverse impact on our results of operations.

Competition could reduce our sales.

We face various competitive factors against greater adoption of our products, in particular the use of “home-brew” methods, where widely available reagents and other chemicals are used in a non-standardized manner to perform sample and assay processing. We are also aware that a significant number of laboratory organizations and competitor companies are developing and using their own internally developed molecular assay tests. Some competitor companies may seek regulatory approvals from the U.S. Food and Drug Administration (FDA) or similar non-U.S. regulatory authorities and bring to the market alternative products that could limit the use of our products. The success of our business depends in part on the continued conversion of current users of “home brew” methods to our standardized sample and assay technologies and products. There can be no assurance, however, as to the continued conversion of these potential customers.

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We have experienced, and expect to continue to experience, increasing competition in various segments of our business from companies that provide competitive pre-analytical solutions and also other products used by our customers. The markets for some of our products are very competitive and price sensitive. Other product suppliers may have significant advantages in terms of financial, operational, sales and marketing resources as well as experience in research and development. These companies may have developed, or could develop in the future, new technologies that compete with our products or even render our products obsolete. The development of products offering superior technology or a more cost-effective alternative to our products could have a material adverse effect on our results of operations.

We believe that customers in the market for pre-analytical solutions and assay technologies display a significant amount of loyalty to their initial supplier of a particular product, in particular given the time and expense required by customers to properly implement these products into their operations. As a result,, it may be difficult to convert customers who have purchased products from competitors, and our competitive position may suffer if we are unable to be the first to develop and supply new products.

Global economic conditions could adversely affect our business, results of operations and financial condition.

Our results of operations could be materially affected by adverse general conditions in the global economy and global financial markets. In times of economic hardship or high unemployment, patients may decide to forego or delay routine tests, in particular for our HPV test used to screen women for risk of cervical cancer. Changes in the availability or reimbursement of our molecular diagnostic testing products by insurance providers and healthcare maintenance organizations could also have a significant adverse impact on our results of operations.

Access to financing in the global financial markets has also been adversely affected for many businesses during the recent challenging economic times. Our customers may face internal financing pressures that adversely impact spending decisions and the ability to purchase our products. A severe or prolonged economic downturn could result in a variety of risks to our business that would adversely impact our results of operations, including the reduction or delay in planned improvements to healthcare systems in various countries, the reduction of funding for life sciences research, and intensified efforts by governments and healthcare payors regarding cost-containment efforts.

As is the case for many businesses, we face the following risks in regard to financial markets:

•

severely limited access to financing over an extended period of time, which may limit our ability to fund our growth strategy and could result in delays to capital expenditures, acquisitions or research and development projects;

•

further failures of currently solvent financial institutions, which may cause losses from our short-term cash investments or our hedging transactions due to a counterparty’s inability to fulfil its payment obligations

•	inability to refinance existing debt at competitive rates, reasonable terms or sufficient amounts; and

•	increased volatility or adverse movements in foreign currency exchange rates.

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Risks Related to the Development, Manufacture and Distribution of Our Products

We depend on suppliers for materials used to manufacture our products, and if shipments from these suppliers are delayed or interrupted, we may be unable to manufacture our products.

We buy materials to create our products from a number of suppliers and are not dependent on any one supplier or group of suppliers for our business as a whole. However, key components of certain products, including certain instrumentation components and chemicals, are available only from a single source. If supplies from these vendors are delayed or interrupted for any reason, we may not be able to obtain these materials timely or in sufficient quantities or qualities in order to produce certain products, and this could have an adverse impact on our results of operations.

We rely on collaborative commercial relationships to develop some of our products.

Our long-term business strategy involves entering into strategic alliances as well as marketing and distribution arrangements with academic, corporate and other partners relating to the development, commercialization, marketing and distribution of certain of our existing and potential products. We may be unable to continue to negotiate these collaborative arrangements on acceptable terms, and these relationships also may not be scientifically or commercially successful. In addition, we may be unable to maintain these relationships, and our collaborative partners may pursue or develop competing products or technologies, either on their own or in collaboration with others.

Some of our customers are requiring us to change our sales arrangements to lower their costs which may limit our pricing flexibility and harm our business

Some of our customers have developed purchasing initiatives to reduce the number of vendors from which they purchase products to lower their supply costs. In some cases, these customers have established agreements with large distributors, which include discounts and direct involvement in the distributor’s purchasing process. These activities may force us to supply large distributors with our products at discounts in order to continue providing products to some customers. For similar reasons, many larger customers, including the U.S. government, have requested, and may request in the future, special pricing arrangements, which can include blanket purchase agreements. These agreements may limit our pricing flexibility, which could harm our business and affect our results of operations. For a limited number of customers, and at the customer’s request, we have conducted sales transactions through third-party online intermediaries to whom we are required to pay commissions. If sales grow through these intermediaries, it could have an adverse impact on our results of operations, particularly a negative impact on our gross margin.

The time and expense needed to obtain regulatory approval and respond to changes in regulatory requirements could adversely affect our ability to commercially distribute our products and generate sales.

We and our customers operate in a highly regulated environment characterized by continuous changes in the governing regulatory framework, particularly for product approvals. Genetic research activities and products commonly referred to as “genetically engineered” (such as certain food and therapeutic products) are subject to extensive governmental regulation in most developed countries, especially in the

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major markets for pharmaceutical and diagnostic products such as the European Union, the U.S. and Japan. In recent years, several highly publicized scientific events (most notably in genomic research and “cloning”) have prompted intense public debates on the ethical, philosophical and religious implications of an unlimited expansion in genetic research and the use of products emerging from this research. As a result of this debate, some key countries may increase existing regulatory barriers, which could adversely affect demand for our products and prevent us from fulfilling our growth expectations. Furthermore, there can be no assurance that any future changes of applicable regulations will not require further expenditures or an alteration, suspension or liquidation of our operations in certain areas, or even in their entirety.

Changes in the existing regulations or adoption of new requirements or policies could adversely affect our ability to sell our approved products or to seek approvals for new products in other countries around the world. Future sales of certain products now in development may be dependent upon us conducting pre-clinical studies, clinical trials and other tasks required to gain regulatory approvals. These trials could be subject to extensive regulation by governmental authorities in the U.S., particularly the FDA, and regulatory agencies in other countries with similar responsibilities. These trials involve substantial uncertainties and could impact customer demand for our products.

In addition, certain products, especially those intended for use in in vitro diagnostics applications, require regulatory approvals in various countries. For example, since the European Union Directive 98/79/EC on in vitro diagnostic medical devices, or EU-IvD-D, went into effect on December 7, 2003, all products and kits used for in vitro diagnostic applications must be compliant with this directive. In addition to high-risk products such as HIV testing systems (list A of Annex II of the directive) or blood glucose testing systems (list B of Annex II of the directive), nucleic acid purification products, which are used in diagnostic workflows, are affected by this regulatory framework. The major goals of this directive are to standardize diagnostic procedures within the European Union, to increase reliability of diagnostic analysis and to enhance patient safety through the highest level of product safety. Our failing to obtain any required clearance or approvals may significantly damage our business in these markets.

Additionally, we may be required to incur significant costs to comply with laws and regulations in the future, and changes or additions to existing laws or regulations may have a material adverse effect upon our business, financial condition and results of operations.

Several of our key products and programs are medical devices subject to extensive regulation by the FDA under the Federal Food, Drug and Cosmetic Act. We plan to apply for FDA clearance or approval of additional products in the future as medical devices. Regulatory agencies in other countries also have medical device approval regulations that are becoming more extensive. These regulations govern most commercial activities associated with medical devices, including indications for the use of these products as well as other aspects that include product development, testing, manufacturing, labeling, storage, recordkeeping, advertising and promotion. Compliance with these regulations is expensive and time-consuming. Our HPV products were the first to obtain regulatory approval in the U.S. and in many European countries for clinical use in screening women for cervical cancer, which adds to our marketing expenses and increases the degree of regulatory review and oversight. The expense of submitting regulatory approval applications in multiple countries, as compared to our available resources, will impact the decisions we make about entering new markets.

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Each medical device that we wish to distribute commercially in the U.S. will likely require us to seek either 510(k) clearance or approval of a pre-market approval application (PMA) from the FDA prior to marketing the device for in-vitro diagnostic use. Clinical trials related to our regulatory submissions take years to complete and represent a significant expense. The 510(k) clearance pathway usually takes from three to twelve months, but can take even longer. The PMA pathway is more costly, lengthy and uncertain, and can take from one to three years, or even longer. For example, it took more than four years to receive pre-market approval from the FDA for our HPV test product for use as a test for the presence of HPV in women with equivocal Pap test results and pre-market approval to the use of our HPV test as a primary adjunctive cervical cancer screening test to be performed in combination with the Pap test for women age 30 and older. The uncertain time period required for regulatory review increases our costs to develop new products and increases the risk that we will not succeed in introducing or selling new products in the U.S.

Our cleared or approved devices, including our diagnostic tests and related equipment, are subject to numerous post-approval requirements. We are subject to inspection and marketing surveillance by the FDA to determine our compliance with regulatory requirements. If the FDA determines that we have failed to comply, it can institute a wide variety of enforcement actions, ranging from warning letters to more severe sanctions such as fines, injunctions and civil penalties, recalls or seizures of our products, operating restrictions, partial suspension or total shutdown of production, denial of our requests for 510(k) clearance or pre-market approval of product candidates, withdrawal of 510(k) clearance or pre-market approval already granted and criminal prosecution. Any enforcement action by the FDA may affect our ability to commercially distribute these products in the U. S.

Some of our test kits are sold for research use only in the U.S. We do not promote these tests for clinical diagnostic use, and they are labeled “For Research Use Only” (RUO). If the FDA were to disagree with our designation of a product as ROU, we could be forced to stop selling the product until appropriate regulatory clearance or approval has been obtained.

We heavily rely on air cargo carriers and other overnight logistics services, and shipping delays or interruptions could harm our business.

Our customers in the scientific research markets typically only keep a modest inventory of our products on hand, and consequently require overnight delivery of purchases. As a result, we heavily rely on air cargo carriers and logistic suppliers. If overnight services are suspended or delayed, and other delivery carriers and logistic suppliers cannot provide satisfactory services, customers may suspend a significant amount of their work requiring nucleic acid purification. The lack of adequate delivery alternatives would have a serious adverse impact on our results of operations.

Risks Related to Our Operations

Our success depends on the continued employment of our key personnel, any of whom we may lose at any time.

Our senior management consists of an Executive Committee comprised of the Managing Directors and our most senior executives responsible for core functions, and led by Mr. Peer Schatz, our Chief Executive Officer. The loss of Mr. Schatz or any of our Managing Directors could have a material adverse effect on us. Further, although we have not experienced any difficulties attracting or retaining key

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management and scientific staff, our ability to recruit and retain qualified, skilled employees will continue to be critical to our success. Given the intense competition for experienced scientists among pharmaceutical and biotechnology companies as well as academic and other research institutions, there can be no assurance that we will be able to attract and retain employees critical to our success on acceptable terms. Our initiatives to expand QIAGEN will also require additional employees, including management with expertise in areas such as manufacturing and marketing, and the development of existing managers to lead a growing organization. The failure to recruit new employees, or develop existing employees, could have a material adverse impact on our results of operations.

Our ability to accurately forecast our results during each quarter may be negatively impacted by the fact that a substantial percentage of our sales may be recorded in the final weeks or days of the quarter.

The markets we serve are characterized by a high percentage of purchase orders being received in the final few weeks or even days of each quarter. Although this varies from quarter to quarter, many customers make a large portion of their purchase decisions late in each quarter, in particular since it is during this period that they receive new information on both their budgets and requirements. As a result, even late in each quarter, we cannot predict with certainty whether our sales forecasts for the quarter will be achieved.

Changes in tax laws or their application could adversely affect our results of operations.

The integrated nature of our worldwide operations enables us to reduce the effective tax rate on our earnings since a portion of our earnings are taxed at more favorable rates in some jurisdictions. Changes in tax laws or their application with respect to matters such as changes in tax-rates, transfer pricing, intercompany dividends, controlled corporations, and limitations on tax relief allowed on the interest on intercompany debt, could increase our effective tax rate and adversely affect our results of operations.

The U.S. health care reform law could affect our business, profitability and stock price.

Comprehensive healthcare reform legislation was signed into law in the U.S. in 2010. Although we cannot fully predict the many ways in which this healthcare reform might affect our business, the law imposes a 2,3% excise tax on certain transactions, including many sales of medical devices, which we expect will include the U.S. sales of our assays and instruments. This tax is scheduled to take effect in 2013. The increased tax burden may adversely affect our results of operations.

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We have a significant amount of long-term debt which may adversely affect our financial condition.

We have a significant amount of debt, which creates significant debt service obligations. A high level of indebtedness increases the risk that we may default on our debt obligations. We cannot assure you that we will be able to generate sufficient cash flow to pay the interest on our debt or that future working capital, borrowings or equity financing will be available to repay or refinance our debt. If we are unable to generate sufficient cash flow to pay the interest on our debt, we may have to delay or curtail our research and development programs. The level of our indebtedness could, among other things:

•	make it difficult for us to make required payments on our debt;

•	make it difficult for us to obtain any financing in the future for working capital, capital expenditures, debt service requirements or other purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and

•	make us more vulnerable in the event of a downturn in our business.

Our business may require substantial additional capital, which we may not be able to obtain on terms acceptable to us, if at all.

Our future capital requirements and level of expenses will depend upon numerous factors, including the costs associated with:

•	marketing, sales and customer support efforts;

•	research and development activities;

•	expansion of our facilities;

•	consummation of possible future acquisitions of technologies, products or businesses;

•	demand for our products and services; and

•	repayment or refinancing of debt.

We currently anticipate that our short-term capital requirements will be satisfied by cash flow from our operations. However, as of December 31, 2010, we had outstanding loan facilities of approximately US$ 425,0 million, of which US$ 75,0 million will become due in July 2011, and US$ 350,0 million will become due in July 2012. As of December 31, 2010, we also had additional long-term debt obligations of US$ 445,0 million, of which US$ 145,0 million will become due no earlier than July 2012, and US$ 300,0 million will become due in November 2012 as well as long-term debt of US$ 3,0 million which is due in June 2019 with repayments starting in 2011. Furthermore, as of December 31, 2010, we have finance lease obligations, including the current portion, of US$ 26,9 million, that expire in various years through 2018. We may need to refinance all or part of these liabilities before or at their contractual maturities.

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We currently do not foresee that this will happen, but if at some point in time our existing resources should be insufficient to fund our activities, we may need to raise funds through public or private debt or equity financings. The funds for the refinancing of the existing liabilities or for the ongoing funding of our business may not be available or, if available, not on terms acceptable to us. If adequate funds were not available, we may be required to reduce or delay expenditures for research and development, production, marketing, capital expenditures and/or acquisitions, which could have a material adverse effect on our business and results of operations. To the extent that additional capital is raised through the sale of equity or convertible securities, the issuance of any securities could result in dilution to our shareholders.

An impairment of goodwill and intangible assets could reduce our earnings.

At December 31, 2010, our consolidated balance sheet reflected approximately US$ 1,4 billion of goodwill and approximately US$ 873,9 million of intangible assets. Goodwill is recorded when the purchase price of a business exceeds the fair market value of the tangible and separately measurable intangible net assets. IFRS generally requires us to test goodwill for impairment on an annual basis or when events or circumstances occur indicating that goodwill might be impaired. Long-lived assets, such as intangible assets with finite useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If we determine that any of our goodwill or intangible assets were impaired, we would be required to take an immediate charge to earnings.

Our strategic equity investments may result in losses.

We have made, and may continue to make, strategic investments in complementary businesses as opportunities arise. We periodically review the carrying value of these investments for impairment, considering factors that include the most recent stock transactions, book values from the most recent financial statements, and forecasts and expectations of the investee. The results of these valuations may fluctuate due to market conditions and other conditions over which we have no control.

Estimating the fair value of non-marketable equity investments in life science companies is inherently subjective. If actual events differ from our assumptions and other than temporary unfavorable fluctuations in the valuations of the investments are indicated, it could require a write-down of the investment. This could result in future charges on our earnings that could materially adversely affect our results of operations. It is uncertain whether or not we will realize any long-term benefits from these strategic investments.

Risk of price controls is a threat to our profitability.

The ability of many of our customers to successfully market their products depends in part on the extent to which reimbursement for the costs of these products is available from governmental health administrations, private health insurers and other organizations. Governmental and other third-party payors are increasingly seeking to contain healthcare costs and to reduce the price of medical products and services. As a result, the biotechnology, diagnostics and pharmaceutical industries are exposed to the potential risk of price controls by these entities. If there are not adequate reimbursement levels, our business and results of operations could be adversely affected.

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Risks Related to Our Global Operations

Doing business internationally creates certain risks for our business.

Our business involves operations in several countries outside of the U.S.. Our consumable manufacturing facilities are located in Germany, China and the U.S., and our instrumentation facilities are located in Switzerland. We have established sales subsidiaries in numerous countries including the U.S., Germany, Japan, the United Kingdom, France, Switzerland, Australia, Canada, the Netherlands, Sweden, Italy, Hong Kong, Singapore, Turkey, Korea, Malaysia, China, Spain, Brazil, Mexico and India. In addition, our products are sold through independent distributors serving more than 40 other countries. Conducting and launching operations on an international scale requires close coordination of activities across multiple jurisdictions and time zones and consumes significant management resources. We have invested heavily in computerized information systems in order to manage more efficiently the widely dispersed components of our operations. If we fail to coordinate and manage these activities effectively, our business and results of operations will be adversely affected.

Our operations are subject to other risks inherent in international business activities, such as general economic conditions in the countries in which we operate, overlap of different tax structures, unexpected changes in regulatory requirements, compliance with a variety of foreign laws and regulations, and longer accounts receivable payment cycles in certain countries. Other risks associated with international operations include import and export licensing requirements, trade restrictions, exchange controls and changes in tariff and freight rates. As a result of these conditions, an inability to successfully manage our international operations could have a material adverse impact on our business and results of operations.

Our business in countries with a history of corruption and transactions with foreign governments increase the risks associated with our international activities.

Based on our international operations, we are subject to the U.S. Foreign Corrupt Practices Act, or the FCPA, and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by business entities for the purpose of obtaining or retaining business. We have operations, agreements with third parties and make sales in countries known to experience corruption. Further international expansion may involve increased exposure to such practices. Our activities in these countries creates the risk of unauthorized payments or offers of payments by one of our employees, consultants, sales agents or distributors that could be in violation of various laws, including the FCPA, even though these parties are not always subject to our control. It is our policy to implement safeguards to discourage these practices by our employees and distributors. However, our existing safeguards and any future improvements may not prove to be effective, and our employees, consultants, sales agents or distributors may engage in conduct for which we might be held responsible. Violations of the FCPA and other laws may result in criminal or civil sanctions, which could be severe, and we may be subject to other liabilities, which could negatively affect our business, results of operations and financial condition.

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Exchange rate fluctuations may adversely affect our business and operating results.

Since we currently market our products in over 40 countries throughout the world, a significant portion of our business is conducted in currencies other than the U.S. dollar, our reporting currency. As a result, fluctuations in value, relative to the U.S. dollar, of the currencies in which we conduct our business have caused and will continue to cause foreign currency transaction gains and losses. Foreign currency transaction gains and losses arising from normal business operations are charged against earnings in the period when incurred. We hedge a portion of the anticipated cash flow that we expect to exchange into other currencies, subject to our short-term financing needs. Due to the number of currencies involved, the variability of currency exposures and the potential volatility of currency exchange rates, we cannot predict the effects of exchange rate fluctuations upon future operating results. While we engage in foreign exchange hedging transactions to manage our foreign currency exposure, there can be no assurance that our hedging strategy will adequately protect our operating results from the effects of future exchange rate fluctuations.

We have made investments in and are expanding our business into emerging markets and regions, which exposes us to new risks.

We have recently expanded our business into emerging markets in Asia and South America, and we expect to continue to focus on expanding our business in these fast-growing markets. In addition to the currency and international operation risks described above, our international operations are subject to a variety of risks that include those arising out of the economy, political outlook and language and cultural barriers in countries where we have operations or do business. In many of these emerging markets, we may be faced with several risks that are more significant than in other countries in which we have a history of doing business. These risks include economies that may be dependent on only a few products and are therefore subject to significant fluctuations, weak legal systems which may affect our ability to enforce contractual rights, exchange controls, unstable governments, and privatization or other government actions affecting the flow of goods and currency. In conducting our business, we move products from one country to another and may provide services in one country from a subsidiary located in another country. Accordingly, we are vulnerable to abrupt changes in customs and tax regimes that could have significant negative impacts on our results of operations.

Our global operations may be affected by actions of governments, global or regional economic developments, weather or transportation delays, natural disasters or other force majeure events (collectively, unforeseen events) which may negatively impact our suppliers, our customers or us.

Our business involves operations around the world. Our consumable manufacturing facilities are located in Germany, China and the U.S., and our instrumentation facilities are located in Switzerland. We have established sales subsidiaries in numerous countries and our products are sold through independent distributors serving more than 40 additional countries. Our facilities may be harmed by unforeseen events, and in the event we or our customers are affected by a disaster, we may experience delays or reductions in sales or production, or increased costs, or may be required to identify alternate suppliers or rely on third-party manufacturers.

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Our instrumentation manufacturing processes are dependent upon certain components provided by third-party suppliers located in Japan. We may experience temporary shortages of these components due to disruptions in supply caused by the earthquake and tsunami that hit Japan in March 2011. As a result, to the extent that our suppliers are impacted by these events, we may experience periods of reduced instrumentation production. These unexpected interruptions in our instrumentation production capabilities may lead to delayed or lost sales and may adversely affect our results of operations for the affected period.

If the recovery of our suppliers in Japan does not occur in a reasonable time frame, we may be forced to procure sourced products or materials from alternative suppliers, and we may not be able to do so on terms as favorable as our current terms or at all. Material increases in the cost of components would have an adverse impact on our operating performance and cash flows if we were unable to pass on these increased costs to our customers.

In addition, to the extent we temporarily shutdown any facility following such an unforeseen event, we may experience disruptions in our ability to ship products to customers or otherwise operate our business as a result of the unforeseen event. While our global operations give us the ability to ship product from alternative sites, we may not be able to do so because our customers’ facilities are shutdown or the local logistics infrastructure is not functioning, and our sales will suffer. We are currently evaluating the potential impact of Japan’s earthquake and tsunami on our local and global sales.

Damage to our property due to unforeseen events and the disruption of our business from casualties may be covered by insurance, but this insurance may not be sufficient to cover all of our potential losses and such insurance may not continue to be available to us on acceptable terms, or at all. In addition, we may incur incremental costs following an unforeseen event which will reduce profits and adversely affect our results of operations.

Risks Related to our Intellectual Property

We depend on patents and proprietary rights that may fail to protect our business.

Our success depends to a large extent on our ability to develop proprietary products and technologies and to establish and protect our patent and trademark rights in these products and technologies. As of December 31, 2010, we owned 169 issued patents in the United States, 130 issued patents in Germany and 653 issued patents in other major industrialized countries. In addition, at December 31, 2010, we had 975 pending patent applications, and we intend to file applications for additional patents as our products and technologies are developed. The patent positions of technology-based companies, including our company, involve complex legal and factual questions and may be uncertain, and the laws governing the scope of patent coverage and the periods of enforceability of patent protection are subject to change. In addition, patent applications in the United States are maintained in secrecy until patents issue, and publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries by several months. Therefore, no assurance can be given that patents will issue from any patent applications that we own or license or if patents do issue, that the claims allowed will be sufficiently broad to protect our technology. In addition, no assurance can be given that any issued patents that we own or license will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide us

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competitive advantages. Further, as issued patents expire, we may lose some competitive advantage as others develop competing products and as a result, we may lose revenue.

A significant portion of HPV-related intellectual property is in the public domain, while additional HPV-related intellectual property is subject to our patents some of which will begin to expire in the next few years or are licensed to us on a non-exclusive basis. As a result, other companies have developed or may develop HPV detection tests.

Certain of our products incorporate patents and technologies that are licensed from third parties and for certain products, these in-licensed patents together with other patents provide us with a competitive advantage. These licenses impose various commercialization, sublicensing and other obligations on us. Our failure to comply with these requirements could result in the conversion of the applicable license from being exclusive to non-exclusive in nature or, in some cases, termination of the license, and as a result, we may lose some competitive advantage and experience a loss of revenue.

We also rely on trade secrets and proprietary know-how, which we seek to protect through confidentiality agreements with our employees and consultants. There can be no assurance that any confidentiality agreements that we have with our employees, consultants, outside scientific collaborators and sponsored researchers and other advisors will provide meaningful protection for our trade secrets or adequate remedies in the event of unauthorized use or disclosure of such information. There also can be no assurance that our trade secrets will not otherwise become known or be independently developed by competitors.

We currently engage in, and may continue to engage in, collaborations with academic researchers and institutions. There can be no assurance that under the terms of such collaborations, third parties will not acquire rights in certain inventions developed during the course of the performance of these collaborations.

We are subject to risks associated with patent litigation.

The biotechnology industry has been characterized by extensive litigation regarding patents and other intellectual property rights. We are aware that patents have been applied for and/or issued to third parties claiming technologies for the separation and purification of nucleic acids that are closely related to those we use. From time to time, we receive inquiries requesting confirmation that we do not infringe patents of third parties. We endeavor to follow developments in this field, and we do not believe that our technologies or products infringe any proprietary rights of third parties. However, there can be no assurance that third parties will not challenge our activities and, if so challenged, that we will prevail. In addition, the patent and proprietary rights of others could require that we alter our products or processes, pay licensing fees or cease certain activities, and there can be no assurance that we will be able to license any technologies that we may require on acceptable terms. In addition, litigation, including proceedings that may be declared by the U.S. Patent and Trademark Office or the International Trade Commission, may be necessary to respond to any assertions of infringement, enforce our patent rights and/or determine the scope and validity of our proprietary rights or those of third parties. Litigation could involve substantial cost, and there can be no assurance that we would prevail in any proceedings.

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Risks Related to Product Liability Issues

Our business exposes us to potential product liability.

The marketing and sale of our products and services for certain applications entail a potential risk of product liability. Although we are not currently subject to any material product liability claims, product liability claims may be brought against us in the future. Further, there can be no assurance that our products will not be included in unethical, illegal or inappropriate research or applications, which may in turn put us at risk of litigation. We carry product liability insurance coverage, which is limited in scope and amount, but that we believe is currently appropriate for us. There can be no assurance, however, that we will be able to maintain this insurance at a reasonable cost and on reasonable terms, or that this insurance will be adequate to protect us against any or all potential claims or losses.

We are subject to various laws and regulations generally applicable to businesses in the different jurisdictions in which we operate, including laws and regulations applicable to the handling and disposal of hazardous substances. We do not expect compliance with such laws to have a material adverse impact on our capital expenditures, results of operations or competitive position. Although we believe that our procedures for the handling and disposal of hazardous materials comply with the standards prescribed by applicable regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result, and any such liability could have a material adverse impact on us.

Risks Related to Our Common shares

Our operating results may vary significantly from period to period and this may affect the market price of our common shares.

Our operating results may vary significantly from quarter to quarter, and also from year to year, since they are dependent upon a broad range of factors that include demand for our products, the level and timing of customer research budgets and commercialization efforts, the timing of government funding budgets of our customers, the timing of our research and development activities and related regulatory approvals, the impact of sales and marketing expenses, the introduction of new products by us or our competitors, competitive market conditions, exchange rate fluctuations and general economic conditions. Our expense levels are based in part on our expectations as to future sales trends. As a result, sales and earnings may vary significantly from quarter to quarter or from year to year, and actual sales and earnings results in any one period will not necessarily be indicative of results to be anticipated in subsequent periods. Our results may also fail to meet or exceed the expectations of securities analysts or investors, which could cause a decline in the market price of our common shares.

Our holding company structure makes us dependent on the operations of our subsidiaries.

QIAGEN N.V. is incorporated under Dutch law as a public limited liability company (naamloze vennootschap), and is organized as a holding company. Currently, the material assets are the outstanding shares of the QIAGEN subsidiaries. As a result, QIAGEN N.V. is dependent upon payments, dividends and distributions from the subsidiaries for funds to pay operating and other expenses as well as to pay future cash dividends or distributions, if any, to holders of our common shares. Dividends or distributions

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by subsidiaries in a currency other than the U.S. dollar may result in a loss upon a subsequent conversion into U.S. dollars.

United States civil liabilities may not be enforceable against us.

We are incorporated under Dutch law, and substantial portions of our assets are located outside of the U.S. In addition, certain members of our Managing and Supervisory Boards and our officers reside outside the U.S. As a result, it may be difficult for investors to effect service of process within the U.S. upon us or such other persons, or to enforce outside the U.S. any judgments obtained against such persons in U.S. courts, in any action, including actions predicated upon the civil liability provisions of U.S. securities laws.

In addition, it may be difficult for investors to enforce, in original actions brought in courts in jurisdictions located outside the U.S., rights predicated upon the U.S. securities laws. There is no treaty between the U.S. and the Netherlands for the mutual recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. As a result, a final judgment for the payment of money rendered by any federal or state court in the U.S. based on civil liability, whether or not predicated solely upon the federal securities laws, would not be directly enforceable in the Netherlands. However, if the party in whose favor such final judgment is rendered brings a new suit in a competent court in the Netherlands, such party may submit to the Dutch court the final judgment which has been rendered in the U.S. If the Dutch court finds that the jurisdiction of the federal or state court in the U.S. has been based on grounds that are internationally acceptable and that proper legal procedures have been observed, the Dutch court will, in principle, give binding effect to the final judgment which has been rendered in the U.S. unless such judgment contravenes Dutch principles of public policy. Based on the foregoing, there can be no assurance that U.S. investors will be able to enforce against us, members of our Managing or Supervisory Boards, or officers who are residents of the Netherlands or countries other than the U.S. any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the federal securities laws. In addition, there is doubt as to whether a Dutch court would impose civil liability on us, the members of our Managing or Supervisory Boards, or our officers in an original action predicated solely upon the federal securities laws of the U.S. brought in a court of competent jurisdiction in the Netherlands against us or such members or officers, respectively.

Our common shares may have a volatile public trading price.

The market price of our common shares since our initial public offering in September 1996 has increased significantly and been highly volatile. In the last two years, the price of our common shares has ranged from a high of US$ 24,00 to a low of US$ 14,32 on NASDAQ, and a high of EUR 17,87 to a low of EUR 11,12 on the Frankfurt Stock Exchange. In addition to overall stock market fluctuations, factors that may have a significant impact on the price of our common shares include:

•	announcements of technological innovations or the introduction of new products by us or our competitors;

•	developments in our relationships with collaborative partners;

•	quarterly variations in our operating results or those of our peer companies;

•	changes in government regulations or patent laws;

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•	developments in patent or other property rights;

•	developments in government spending budgets for life sciences-related research;

•	general market conditions relating to the diagnostics, applied testing, pharmaceutical and biotechnology industries; and

•	impact from foreign exchange rates.

The stock market has from time to time experienced extreme price and trading volume fluctuations that have particularly affected the market for technology-based companies. These fluctuations have not necessarily been related to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of our common shares.

Holders of our common shares should not expect to receive dividend income.

We have not paid cash dividends since our inception and do not anticipate paying any cash dividends on our common shares for the foreseeable future. Although we do not anticipate paying any cash dividends, the distribution of any cash dividends in a currency other than the U.S. dollar will be subject to the risk of foreign currency transaction losses. Investors should not invest in our common shares if they are seeking dividend income; the only return that may be realized through investing in our common shares would be through an appreciation in the share price.

Shareholders who are United States residents could be subject to unfavorable tax treatment.

We may be classified as a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes if certain tests are met. Our treatment as a PFIC could result in a reduction in the after-tax return to holders of common shares and would likely cause a reduction in the value of these shares. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to our U.S. shareholders. We would be considered a PFIC with respect to a U.S. shareholder if for any taxable year in which the U.S. shareholder held the common shares, either (i) 75% or more of our gross income for the taxable year is passive income; or (ii) the average value of our assets (during the taxable year) which produce or are held for the production of passive income is at least 50% of the average value of all assets for such year. Based on our income, assets and activities, we do not believe that we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2010, and do not expect to be a PFIC for the current taxable year or any future taxable year. No assurances can be made, however, that the Internal Revenue Service will not challenge this position or that we will not subsequently become a PFIC.

Future sales and issuances of our common shares could adversely affect our stock price.

Any future sale or issuance of a substantial number of our common shares in the public market, or any perception that a sale may occur, could adversely affect the market price of our common shares. Under Dutch law, a company can issue shares up to its authorized share capital provided for in its Articles of Association. Pursuant to our Articles of Association, our authorized share capital amounts to EUR 9,0 million, which is divided into 410,0 million common shares – 40,0 million financing preference shares and 450,0 million preference shares – with all shares having a EUR 0,01 par value. As of December 31, 2010, a total of approximately 233,1 million common shares were outstanding along with

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approximately 11,7 million additional shares reserved for issuance upon exercise or release of outstanding stock options and awards, of which 6.3 million were vested. A total of approximately 14,3 million common shares are reserved and available for issuances under our stock plans as of December 31, 2010, including the shares subject to outstanding stock options and awards. The majority of our outstanding common shares are free for sale, except shares held by our affiliates, which are subject to certain limitations on resale. Additionally, holders of notes issued by QIAGEN Finance (Luxembourg) S.A. and QIAGEN Euro Finance (Luxembourg) S.A. are entitled to convert their notes into approximately 26,5 million common shares, subject to adjustments in certain cases.

Provisions of our Articles of Association and Dutch law and an option we have granted may make it difficult to replace or remove management and may inhibit or delay a takeover.

Our Articles of Association, or Articles, provide that our shareholders may only suspend or dismiss our Managing Directors and Supervisory Directors against their wishes with a vote of two-thirds of the votes cast if such votes represent more than 50% of our issued share capital. If the proposal were made by the joint meeting of the Supervisory Board and the Managing Board, a simple majority is sufficient. The Articles also provide that if the members of our Supervisory Board and our Managing Board have been nominated by the joint meeting of the Supervisory Board and Managing Board, shareholders may only overrule this nomination with a vote of two-thirds of the votes cast if such votes represent more than 50% of our issued share capital.

Certain other provisions of our Articles allow us, under certain circumstances, to prevent a third party from obtaining a majority of the voting control of our common shares through the issuance of Preference Shares. Pursuant to our Articles and the resolution adopted by our General Meeting of Shareholders on October 11, 2007, our Supervisory Board is entitled to issue Preference Shares in case of an intended takeover of our company by (i) any person who alone or with one or more other persons, directly or indirectly, have acquired or given notice of an intent to acquire (beneficial) ownership of an equity stake which in aggregate equals 20% or more of our share capital then outstanding or (ii) an “adverse person” as determined by the Supervisory Board. If the Supervisory Board opposes an intended takeover and authorizes the issuance of Preference Shares, the bidder may withdraw its bid or enter into negotiations with the Managing Board and/or Supervisory Board and agree on a higher bid price for our Shares.

In 2004, we granted an option to the Stichting Preferente Aandelen QIAGEN, or the Foundation (Stichting), subject to the conditions described in the paragraph above, which allows the Foundation to acquire Preference Shares from us. The option enables the Foundation to acquire such number of Preference Shares as equals the number of our outstanding common shares at the time of the relevant exercise of the option, less one Preference Share. When exercising the option and exercising its voting rights on these Preference Shares, the Foundation must act in our interest and the interests of our stakeholders. The purpose of the Foundation option is to prevent or delay a change of control that would not be in the best interests of us and our stakeholders. An important restriction on the Foundation’s ability to prevent or delay a change of control is that a public offer must be announced by a third party before it can issue (preference or other) protective shares that would enable the Foundation to exercise rights to 30% or more of the voting rights without an obligation to make a mandatory offer for all shares held by the remaining shareholders. In addition, the holding period for these shares by the Foundation is restricted to two years, and this protective stake must fall below the 30% voting rights threshold before the two-year period ends.

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Reporting in accordance with Directive 2004/25/EC of the European Parliament and of the Council of April 21. 2004, on takeover bids

Structure of our capital, including securities which are not admitted to trading on a regulated market in a Member State of the European Union

The authorized classes of our shares consist of common shares, Financing Preference Shares and Preference Shares. No Financing Preference Shares or Preference Shares have been issued.

As of December 31, 2010, we had outstanding approximately 233,1 million common shares plus approximately 11,7 million additional shares reserved for issuance upon exercise or release of outstanding stock options and awards, of which 6,3 million were vested. A total of approximately 14,3 million common shares are reserved and available for issuances under our stock plans as of December 31, 2010, including those shares subject to outstanding stock options and awards. The majority of our outstanding common shares are freely saleable except shares held by our affiliates, which are subject to certain limitations on resale. Additionally, holders of notes issued by QIAGEN Finance (Luxembourg) S.A. and QIAGEN Euro Finance (Luxembourg) S.A. are entitled to convert their notes into approximately 26,5 million common shares, subject to adjustments in certain cases.

Restrictions on the transfer of securities

Common shares are issued in registered form only. Common shares are available either without issue of a share certificate, or Type I shares, or with issue of a share certificate, or Type II shares, in either case in the form of an entry in the share register. At the discretion of the Supervisory Board, Type I shares may be issued and the holders of such Type I shares will be registered in either our shareholders register with American Stock Transfer & Trust Company, or New York Transfer Agent, our transfer agent and registrar in New York, or our shareholder register with TMF FundServices B.V., Westblaak 89, NL-3012 KG Rotterdam, the Netherlands. The Type II shares are registered with our New York Transfer Agent.

The transfer of registered shares requires that we issue a written instrument of transfer and the written acknowledgement of such transfer (or, in the case of Type II shares, the New York Transfer Agent (in our name)), and surrender of the share certificates, if any, to us or (in our name) to the New York Transfer Agent. Upon surrender of a share certificate for the purpose of transfer of the relevant shares, we (or the New York Transfer Agent in our name) acknowledge the transfer by endorsement on the share certificate or by issuance of a new share certificate to the transferee, at the discretion of the Managing Board.

Significant direct and indirect shareholdings

The following table sets forth certain information as of December 31, 2010, concerning the ownership of common shares of each holder of greater than five percent ownership. None of these holders have any different voting rights than other holders of our common shares.

Name and Country of Residence	Shares Beneficially Owned Number2)	Percent Ownership1)
FMR LLC, United States	19.566.784	8,39%

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(1)	The percentage ownership was calculated based on 233.114.715 common shares issued and outstanding as of December 31, 2010.
(2)	Of the 19.556.784 shares attributed to FMR LLC, it has sole voting power over 2.572.791 shares and sole dispositive power over all 19.566.784 shares. Such voting and dispositive power is also attributable to Edward C. Johnson III by virtue of his position, Chairman, and ownership interests in FMR LLC, and to members of Mr. Johnson’s family by virtue of their ownership interests in FMR LLC. This information is based solely on the Schedule 13G filed jointly by FMR LLC, Edward C. Johnson III, and Fidelity Management and Research Company with the Securities and Exchange Commission on February 14, 2011, which reported ownership as of December 31, 2010. FMR Corp. reported that it beneficially owned 29.296.616 shares representing 12,62% of the total common shares issued and outstanding at December 31, 2009 and 23.079.319 shares representing 11,67% of the total common shares issued and outstanding at December 31, 2008.

Our common stock is traded on the NASDAQ Global Select Market in the United States, and on the Prime Standard Segment of the Frankfurt Stock Exchange in Germany. A significant portion of our shares are held in street name, therefore we generally have no way of determining who our shareholders are, their geographical location or how many shares a particular shareholder owns. As of January 24, 2011 there were 207 shareholders of record of our common shares.

Holders of any securities with special control rights

Not applicable.

System of control of any employee share scheme where the control rights are not exercised directly by the employees

Not applicable.

Restrictions on voting rights

At the General Meeting, each share shall confer the right to cast one vote, unless otherwise provided by law or the Articles. No votes may be cast in respect of shares that we or our subsidiaries hold, or by usufructuaries and pledges of shares. All shareholders and other persons entitled to vote at General Meetings are entitled to attend General Meetings, to address the meeting and to vote. They must notify the Managing Board in writing of their intention to be present or represented not later than on the third day prior to the day of the meeting, unless the Managing Board permits notification within a shorter period of time prior to any such meeting. Subject to certain exceptions, resolutions may be passed by a simple majority of the votes cast.

Agreements between shareholders which are known to the Company and may result in restrictions on the transfer of securities and/or voting rights

Not applicable.

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Rules governing the appointment and replacement of board members and the amendment of the articles of association

Supervisory Directors and Managing Directors are appointed annually for the period beginning on the date following the Annual General Meeting up to and including the date of the Annual General Meeting held in the following fiscal year.

Managing Directors shall be appointed by the general meeting upon the joint meeting of the Supervisory board and the Managing Board, or Joint Meeting, having made a binding nomination for each vacancy. However, the General Meeting may at all times overrule the binding nature of such a nomination by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half the issued share capital. This is different from the provisions of many American corporate statutes, including the Delaware General Corporation Law, which give the directors of a corporation greater authority in choosing the executive officers of a corporation. Under our Articles, the general meeting may suspend or dismiss a managing director at any time. The Supervisory Board shall also at all times be entitled to suspend (but not to dismiss) a Managing Director. The Articles provide that the Supervisory Board may adopt management rules governing the internal organization of the Managing Board.

The Supervisory Directors shall be appointed by the General Meeting upon the Joint Meeting having made a binding nomination for each vacancy. If during a financial year a vacancy occurs in the Supervisory Board, the Supervisory Board may appoint a Supervisory Director who will cease to hold office at the next Annual General Meeting. Under Dutch law and the Dutch Corporate Governance Code, a Supervisory Director must excuse him or herself in the case of any conflict of interest. Decisions to enter into transactions under which a Supervisory Director would have a conflict of interest that are of material significance to QIAGEN and/or to the Supervisory Director concerned, require the approval of the Supervisory Board. Under our Articles, the General Meeting may suspend or dismiss a Supervisory Director at any time. This is different from the provisions of many American corporate statutes, including the Delaware General Corporation Law, which provides that directors may vote to fill vacancies in the board of directors of a corporation.

The Selection and Appointment Committee prepares the selection criteria and appointment procedures for members of our Supervisory Board and the Managing Board; periodically evaluates the scope and composition of the Managing Board and Supervisory Board and proposes the profile of the Supervisory Board in relation thereto. Additionally, the Committee periodically evaluates the functioning of individual members of the Managing Board and Supervisory Board and reports the results thereof to the Supervisory Board and proposes the (re-)appointments of members of our Managing Board and Supervisory Board. The Committee prepares and submits to the Supervisory Board on an annual basis a report of its deliberations and findings.

A resolution of the General Meeting to amend the Articles, dissolve QIAGEN, issue shares or grant rights to subscribe for shares or limit or exclude any pre-emptive rights to which shareholders shall be entitled is valid only if proposed to the General Meeting by the Supervisory Board.

A resolution of the General Meeting to amend the Articles is further only valid if the complete proposal has been made available for inspection by the shareholders and the other persons entitled to attend General Meetings at our offices as from the day of notice convening such meeting until the end of the meeting. A resolution to amend the Articles to change the rights attached to the shares of a specific class requires the approval of the relevant class meeting.

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Powers of board members and in particular the power to issue or buy back shares

The Managing Board manages QIAGEN and is responsible for achieving QIAGEN’s aims, strategy, policies and results. The Managing Board is also responsible for complying with all relevant legislation and regulations, for managing the risks associated with the activities of QIAGEN and the financing of QIAGEN. It reports related developments to and discusses the internal risk management and control systems with the Supervisory Board and the Audit Committee. The Managing Board is accountable for the performance of its duties to the Supervisory Board and the General Meeting of Shareholders. The Managing Board provides the Supervisory Board with timely information necessary for the exercise of the duties of the Supervisory Board. In discharging its duties, the Managing Board takes into account the interests of QIAGEN, its enterprise and all parties involved in QIAGEN, including shareholders and other stakeholders.

The members of our Supervisory Board have the powers assigned to them by Dutch law and the Articles. The Supervisory Board assists the Managing Board by providing advice relating to the business activities of QIAGEN. In discharging its duties, the Supervisory Board takes into account the interests of QIAGEN, its enterprise and all parties involved in QIAGEN, including shareholders and other stakeholders. In particular, the Supervisory Board has the authority to (i) issue common shares up to its presently authorized capital of 410 million, (ii) issue Financing Preference Shares up to its presently authorized capital of 40 million (iii) grant rights to subscribe for such common shares and Financing Preference Shares and (iv) exclude or limit the pre-emptive rights of existing shareholders relating to up to 50% of the number of common shares to be issued or rights to subscribe for common shares.

We may acquire our own shares, subject to certain provisions of Dutch law and the Articles, if (i) shareholders’ equity less the payment required to make the acquisition does not fall below the sum of paid-up and called up capital and any reserves required by Dutch law or the Articles and (ii) we and our subsidiaries would not thereafter hold shares with an aggregate par value exceeding one-tenth of our issued share capital. Shares that we hold in our own capital or shares held by one of our subsidiaries may not be voted. The Managing Board, subject to the approval of the Supervisory Board, may effect our acquisition of shares in our own capital. Our acquisitions of shares in our own capital may only take place if the General Meeting has granted to the Managing Board the authority to effect such acquisitions. Such authority may apply for a maximum period of 18 months and must specify the number of shares that may be acquired, the manner in which shares may be acquired and the price limits within which shares may be acquired. On June 30, 2010, the General Meeting resolved to extend the authorization of the Managing Board in such manner that the Managing Board may cause us to acquire shares in our own share capital, up to 10% of the outstanding shares, for an 18-month period beginning June 30, 2010, or until December 30, 2011, without limitation at a price between one Euro cent (Euro 0,01) and one hundred ten percent (110%) of the price for such shares on the NASDAQ Global Select Market for the five trading days prior to the day of purchase, or, with respect to Preference and Finance Preference shares, against a price between one Euro cent (Euro 0,01) and three times the issuance price and in accordance with applicable provisions of Dutch law and our Articles.

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Significant agreements to which the Company is a party and which take effect, alter or terminate upon a change of control of the Company following a takeover bid

Certain other provisions of our Articles allow us, under certain circumstances, to prevent a third party from obtaining a majority of the voting control of our common shares by issuing preference shares. Pursuant to our Articles and the resolution adopted by our General Meeting on June 16, 2004, QIAGEN’s Supervisory Board is entitled to resolve to issue Preference Shares in case of an intended take-over of our Company by (i) any person who alone or with one or more other persons, directly or indirectly, have acquired or given notice of an intent to acquire (beneficial) ownership of an equity stake which in aggregate equals 20% or more of our share capital then outstanding or (ii) an “adverse person” as determined by the Supervisory Board. If the Supervisory Board opposes an intended take-over and authorizes the issuance of preference shares, the bidder may withdraw its bid or enter into negotiations with the Managing Board and/or Supervisory Board and agree on a higher bid price for our shares.

In 2004, we granted an option to the Stichting Preferente Aandelen QIAGEN (the “Foundation” (Stichting)), subject to the conditions described in the paragraph above, which allows the Foundation to acquire preference shares from us. The option enables the Foundation to acquire such number of preference shares as equals the number of our outstanding common shares at the time of the relevant exercise of the right less one share. When exercising the option and exercising its voting rights on such shares, the Foundation must act in our interest and the interests of our stakeholders. The purpose of the Foundation option is to prevent or delay a change of control that would not be in the best interests of us and our stakeholders. An important restriction on the Foundation’s ability to prevent or delay a change of control is that issuing (preference or other) protective shares enabling the Foundation to exercise 30% or more of the voting rights without the obligation to make a mandatory offer for all shares held by the remaining shareholders, is only allowed after a public offer has been announced by a third party. In addition, the holding of such a block of shares by the Foundation is restricted to two years and as a consequence, the size of the protective stake will need to be decreased below the 30% voting rights threshold before the two year period lapses.

During 2005, we adopted the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the Plan) which was approved by our shareholders on June 14, 2005. Pursuant to the Plan, stock rights, which include options to purchase our common shares, stock grants and stock-based awards, may be granted to employees and consultants of QIAGEN and its subsidiaries and to Supervisory Directors. An aggregate of 22.000.000 common shares have been reserved for issuance pursuant to the Plan, subject to certain antidilution adjustments. Options granted pursuant to the Plan may either be incentive stock options within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended (the Code), or non-qualified stock options. Options granted to members of the Supervisory Board and the Managing Board must have an exercise price that is higher than the market price at the time of grant. Generally, each of the options has a term of ten years, subject to earlier termination in the event of death, disability or other termination of employment.

The Plan is administered by the Compensation Committee of the Supervisory Board, which selects participants from among eligible employees, consultants and directors and determines the number of shares subject to the option, the length of time the option will remain outstanding, the manner and time of the option’s exercise, the exercise price per share subject to the option and other terms and conditions of the option consistent with the Plan. The Compensation Committee’s decisions are subject to the approval of the Supervisory Board.

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The vesting and exercisability of certain stock rights will be accelerated in the event of a Change of Control. A “Change of Control” means the occurrence of a merger or consolidation of QIAGEN, whether or not approved by the Board of Directors, other than a merger or consolidation which would result in the voting securities of QIAGEN outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or the parent of such corporation) at least 50% of the total voting power represented by the voting securities of QIAGEN or such surviving entity or parent of such corporation, as the case may be, outstanding immediately after such merger or consolidation, or the stockholders of QIAGEN approve an agreement for the sale or disposition by QIAGEN of all or substantially all of QIAGEN’s assets.

Certain of our employment contracts contain provisions which guarantee the payments of certain amounts in the event of a change in control, as defined in the agreements, or if the executive is terminated for reasons other than cause, as defined in the agreements. At December 31, 2009, the commitment under these agreements totaled US$ 18,9 million.

Agreements between the Company and its board members or employees providing for compensation if they resign or are made redundant without valid reason or if their employment ceases because of a takeover bid

The members of the Managing Board are appointed annually by the General Meeting of Shareholders based on the nomination of the Joint Meeting. Further, the members of the Managing Board have entered into employment agreements with QIAGEN N.V. and other QIAGEN affiliates. The term of these agreements varies for each Managing Board member due to individual arrangements and goes beyond the one year term of appointment by the General Meeting of Shareholders. These agreements cannot be terminated without cause and, absent such cause, have to be fulfilled during their stated term. There are no arrangements for any extra compensation in case of resignation or redundancy.

The members of the Supervisory Board are also appointed annually by the General Meeting of Shareholders based on the nomination of the Joint Meeting. There are no additional employments in place and there are no arrangements for any extra compensation in case of resignation or redundancy. The General Meeting determines the remuneration of the members of the Supervisory Board.

Certain of our employment contracts contain provisions which guarantee the payments of certain amounts in the event of a change in control, as defined in the agreements, or if the executive is terminated for reasons other than cause, as defined in the agreements. At December 31, 2010, the commitment under these agreements totaled US$ 19,4 million

Subsequent Events

On April 4, 2011, QIAGEN announced that it has reached an agreement to acquire Cellestis Limited for approximately A$ 341 million (US$ 355 million) in cash, providing QIAGEN with access to a novel “pre-molecular” technology that offers a new dimension in disease detection not currently possible with other diagnostic methods. The acquisition of Cellestis, a publicly listed, profitable company headquartered in Australia, will provide QIAGEN with exclusive rights to QuantiFERON® technology, a proprietary approach for disease detection and monitoring. The transaction is subject to a number of conditions, including approval by the Australian Foreign Investment Review Board, court approval and the approval of Cellestis shareholders. A transaction booklet with full details of the transaction, including an Independent

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Expert’s Report, is expected to be distributed to Cellestis shareholders in May 2011. The shareholder meeting to approve the transaction is expected to be held in June 2011.

Based on the Company’s review, no other events or transactions have occurred subsequent to December 31, 2010, that would have a material impact on the financial statements as presented.

Outlook

From our inception, we have believed that sample and assay technologies for nucleic acids and proteins would play an increasingly important role in cutting-edge molecular biology and that major new commercial uses of nucleic acids would be developed. We have been supplying customers with proprietary products for the processing of nucleic acids since 1986. Customers include major academic institutions and governmental laboratories, such as the NIH, as well as leading pharmaceutical and biotechnology companies. In addition, fundamental developments in recent years have created significant new opportunities for us in the emerging markets of nucleic acid-based molecular diagnostics, such as HPV-testing or personalized healthcare, and applied testing (or the use of molecular diagnostics outside of human healthcare), such as forensics, veterinary diagnostics, testing of genetically modified organism, or GMO, and other food testing, drug discovery and development. In response to these opportunities, we are currently targeting our products and marketing activities to each of these markets.

Seasonality

Our business does not experience significant, predictable seasonality. Historically, a significant portion of our sales have been to researchers, universities, government laboratories and private foundations whose funding is dependent upon grants from government agencies, such as the National Institutes of Health and similar bodies. To the extent that our customers experience increases, decreases or delays in funding arrangements and budget approvals, and to the extent that any of our customers’ activities are slowed, such as during times of higher unemployment, vacation periods or delays in the approval of government budgets, including the U.S. federal government’s budget, we may experience fluctuations in sales volumes during the year or delays from one period to the next in the recognition of sales.

Molecular Diagnostics

The ability of advanced diagnostic technologies to unlock molecular information from patients is changing the practice of medicine, while creating a significant and growing market for nucleic acid sample preparation and assay technology products. In recent years, the advent of polymerase chain reaction (PCR) and other amplification technologies has made the prospect of nucleic acid-based diagnostics feasible.

This new generation of molecular diagnostics can be used to identify microorganisms, cancer cells, bacteria and viruses by searching for their specific nucleic acid sequences – or to characterize previously unknown DNA sequences related to human diseases. To prove whether a disease is present in a patient, the unique sequence of the target nucleic acid causing the disease must be known, and either the sequence in the sample must be amplified (target amplification) or the signal from the DNA must be amplified (signal amplification) to facilitate detection. Potential commercial applications for molecular diagnostics include – among others – infectious disease detection in biobanks, HLA (human leukocyte antigen) typing for bone marrow and organ transplantation, and genetic testing for predisposition to cancers and other diseases.

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The molecular diagnostics market, with sales of approximately $4.5 billion in 2009, is still a small part of the global in vitro diagnostics market, but it is the fastest growing segment at a projected compound annual growth rate of approximately 10-15% from 2009 through 2014. Market penetration is still low – only an estimated one in 10 hospitals in the United States currently conduct molecular diagnostics in their own laboratories, and adoption is even lower in many other geographic markets. Given the advantages of precise genetic information over traditional tests – and the transformative benefits of applications such as personalized healthcare – QIAGEN expects the molecular diagnostics market to provide significant growth opportunities over the long term.

Growth in the molecular diagnostics market is built upon four strategies for fighting disease, and QIAGEN is targeting each of these fields with a range of dedicated products and tailored marketing:

Prevention – using molecular technologies for screening in non-symptomatic patients, such as testing for the viral DNA of human papillomaviruses (HPV) as a preventive medicine strategy to protect women from cervical cancer.

Profiling – screening symptomatic patients to profile the precise type of disease, for example testing patients with flu-like symptoms to confirm or rule out dangerous strains such as the influenza type A (H1N1) swine flu.

Personalized healthcare – determining which patients are most likely to respond positively to particular therapies, such as a landmark QIAGEN test for mutations of the KRAS gene that influence the effectiveness of novel medicines for treatment of colorectal cancer.

Point of need testing – enabling on-site diagnosis in physician practices, emergency rooms, remote field areas, and other settings where a laboratory infrastructure is not accessible and fast turnaround is required.

QIAGEN offers one of the broadest portfolios of molecular sample and assay technologies, covering all of these areas in healthcare. Success in molecular diagnostics depends on the ability to analyze purified nucleic acid samples from a variety of samples, including blood, tissue, body fluids and stool, and on automated systems that can handle hundreds of samples concurrently. Other key factors are convenience, versatility, reliability and standardization of the nucleic acid processing and detection procedures.

One of the largest prevention markets currently is screening for HPV, a viral infection that is the primary cause of cervical cancer, which kills about 300,000 women a year. We sell our HPV products in the United States primarily for the two FDA-approved indications: adjunctive primary screening with a Pap test for women age 30 and older, and follow-up testing of inconsistent Pap test results in women of any age. In Europe and the rest of the world, HPV testing is in varying stages of research and adoption, with most use limited to follow-up for inconsistent Pap test results. An increasing number of clinical trials are being conducted to explore the expanded use of HPV testing for prevention or follow-up to treatment of cervical cancer. The potential global market is estimated at more than $1 billion.

In profiling, QIAGEN offers an extensive range of sample and assay technologies for use in the diagnosis of patients for various infectious diseases, including HIV, hepatitis, tuberculosis and influenza. QIAGEN is expanding this portfolio of assays and intends to gain regulatory approvals for these products in various geographic regions in the coming years, particularly the U.S. A key element of this global expansion will be the use of these assay technologies on QIAsymphony RGQ.

In personalized healthcare, QIAGEN has approximately 15 collaborations under way with pharmaceutical and biotech companies for the co-development of companion diagnostics for personalized healthcare.

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QIAGEN partnerships include high-profile companies such as Amgen, Bristol-Myers Squibb/ImClone/Lilly, AstraZeneca and Boehringer Ingelheim. Additional collaborations and partnerships are currently in the pipeline. The first companion diagnostics are already being marketed in Europe, with regulatory submissions planned for 2011 in the U.S. A key element of the global expansion in this area is also the use of these assay technologies on QIAsymphony RGQ.

QIAGEN markets a range of automated systems designed for low-, medium-, and high-throughput nucleic acid sample preparation and handling tasks in laboratories performing molecular diagnostics. Nucleic acid samples purified on our instruments are ready for use in the demanding and sensitive downstream assays performed in molecular diagnostic applications. We offer closed and open assay technologies. Open assay technologies contain PCR reagents to identify molecules of choice. Closed assays, diagnostics with predefined targets, include multiplexing and other pathogen or genetic mutation detection assays such as tests for HIV, tuberculosis, influenza or hepatitis. We market assays directly to end customers via our sales channels, and selected assays through major diagnostic partners with complementary customer groups. In addition, we intend to enter into partnerships or other agreements with companies to broaden the distribution of our products.

Pharma

QIAGEN is a significant supplier for pharmaceutical and biotechnology companies. Drug discovery and development efforts increasingly employ genomic information, both to guide research in diseases and to differentiate the patient populations most likely to respond to particular therapies. Approximately half of QIAGEN sales in this customer class support research, while the remaining half of sales support clinical development processes, including the stratification of patient populations based on genetic information.

As new drugs are commercialized, testing technologies developed in parallel with those therapies can move from Pharma R&D into the molecular diagnostics market as companion diagnostics, which would be marketed within Molecular Diagnostics. Healthcare professionals then can customize treatment by testing for specific genetic biomarkers that help to determine the safety and efficacy profiles of drugs in individual patients, achieving the best possible therapeutic results and avoiding unnecessary treatments. In the coming years, we expect a wave of newly discovered biomarkers and companion diagnostics to transform the treatment of an increasing number of diseases.

In addition to the broad portfolio of molecular sample and assay technologies, QIAGEN brings to the Pharma market a full infrastructure for co-development programs, intellectual property on platforms and content, extensive regulatory experience, global reach in our sales channels, and independence as a company focusing exclusively on molecular sample and assay technologies.

Academia

QIAGEN provides sample and assay technologies to leading research universities around the world. Many academic laboratories continue to utilize manual, labor intensive methods for nucleic acid separation and purification. Recognizing the opportunity to replace traditional methods with reliable, fast, highly reproducible, and high-quality nucleic acid extraction and purification technologies, QIAGEN has concentrated product development and marketing efforts on the research markets in industry and academia.

The academic market also supports our presence in molecular diagnostics and the Pharma market. Research in university settings often helps in the development of specific technologies for targeted

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biomolecules, and academic research also can result in scientific publications that validate the usefulness of QIAGEN technologies for specific applications.

Applied Testing

Demand is growing in applied testing – our term for the use of molecular sample and assay technologies outside of human healthcare and research applications. Industry and government organizations use standardized sample preparation and assay solutions for human identification, food and water safety, and veterinary testing. The value of genetic “fingerprinting” has been shown in criminal investigations involving DNA analysis, public policy compliance for food safety and genetically modified organisms (GMOs) and the use of these technologies to prevent or reduce the spread of pathogens in commercial livestock. Molecular testing can be performed by well-trained researchers in fully equipped laboratories, and increasingly also by less-trained personnel provided with easy-to-use, reproducible and standardized methods for point-of-need testing. Our manual DNA and RNA purification methods and the automated solutions on QIAsymphony, QIAcube, EZ1 Advanced, BioRobot EZ1 and other products, as well as our amplification enzymes and quantitative assays, address the needs in these markets.

Venlo, The Netherlands, April 2011

Peer M. Schatz

Chief Executive Officer

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Corporate Governance Report

This section contains an overview of QIAGEN’s corporate governance structure and includes details of the information required under the Dutch Corporate Governance Code (the “Code”). The Code is applicable to QIAGEN N.V. (in the following also referred to as the “Company”), as it is a publicly listed company incorporated under the laws of the Netherlands with a registered seat in Venlo, the Netherlands. The Code contains the principles and concrete provisions which the persons involved in a listed company (including Managing Board members and Supervisory Board members) and stakeholders should observe in relation to one another.

QIAGEN recognizes the importance of clear and straightforward rules on corporate governance and, where appropriate, has adapted its internal organization and processes to these rules.

Corporate Structure

QIAGEN is a public company with limited liability (naamloze vennootschap) incorporated under Dutch law similar to a “Corporation’ (Inc.)” in the United States. QIAGEN has a two-tiered board structure. QIAGEN is managed by a Managing Board, which is supervised and advised by a Supervisory Board. It is in the interest of QIAGEN and all its stakeholders that each Board performs its functions appropriately and that there is a clear division of responsibilities between the Managing Board, the Supervisory Board, the general meeting of shareholders (“General Meeting”) and the external auditor in a well-functioning system of checks and balances.

Managing Board

General

The Managing Board is responsible for the management and the general affairs of QIAGEN as well as defining and achieving QIAGEN’s aims, strategy, policies and results. The Managing Board is also responsible for complying with all relevant legislation and regulations as well as for managing the risks associated with the business activities and the financing of QIAGEN. It reports related developments to and discusses the internal risk management and control systems with the Supervisory Board and the Audit Committee. The Managing Board is accountable for the performance of its duties to the Supervisory Board and the General Meeting. The Managing Board provides the Supervisory Board with timely information necessary for the exercise of the duties of the Supervisory Board. In discharging its duties, the Managing Board takes into account the interests of QIAGEN, its enterprises and all parties involved in QIAGEN, including shareholders and other stakeholders.

Composition and appointment

QIAGEN has also established an Executive Committee, of which four members currently serve as Managing Directors of QIAGEN.

Our Managing Board currently consists of the following individuals:

Name	Age*	Position
Peer M. Schatz	45	Managing Director, Chief Executive Officer
Roland Sackers	42	Managing Director, Chief Financial Officer
Dr. Joachim Schorr	50	Managing Director, Senior Vice President Research and Development
Bernd Uder	53	Managing Director, Senior Vice President Global Sales

*	As of January 24, 2011

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The Managing Board consists of one or more members as determined by the Supervisory Board. The members of the Managing Board are appointed by the General Meeting upon the joint meeting of the Supervisory Board and the Managing Board (the “Joint Meeting”) having made a binding nomination for each vacancy. However, the General Meeting may at all times overrule the binding nature of such a nomination by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half the issued share capital. Managing Directors are appointed annually for the period beginning on the date following the Annual General Meeting up to and including the date of the Annual General Meeting held in the following year.

Members of the Managing Board may be suspended and dismissed by the General Meeting by a resolution adopted by a two-thirds majority of the votes cast, if such majority represents more than half of the issued share capital, unless the proposal was made by the Joint Meeting in which case a simple majority of votes cast is sufficient. Furthermore, the Supervisory Board may at any time suspend (but not dismiss) a member of the Managing Board.

Conflicts of interest

Resolutions to enter into transactions under which members of the Managing Board could have a conflict of interest with QIAGEN, and which are of material significance to QIAGEN and/or the relevant member of the Managing Board require the approval of the Supervisory Board. QIAGEN has not entered into any such transactions in 2010.

Remuneration

The remuneration of the members of the Managing Board is determined by the Supervisory Board based on a proposal by its Compensation Committee. This process is done in compliance with the Remuneration Policy, which has been drafted taking into account the principles and best practice provisions of the Code. The current Remuneration Policy was adopted by the General Meeting on June 14, 2005.

The remuneration granted to the members of the Managing Board in 2010 consisted of a fixed salary and variable components. Variable compensation includes one-time and annual payments linked to business performance (bonuses) as well as long-term incentives containing risk elements that include, but are not limited to, stock options as well as other equity-based compensation and pension plans. Stock options granted to Managing Board members must have an exercise price that is higher than the market price at the time of grant. The variable part of the compensation is designed to strengthen the commitment of Managing Board members to QIAGEN and its objectives.

Annual Compensation for the year ended December 31, 2010	Fixed Salary	Variable Cash Bonus	Other (1)	Total
Managing Board:	US$	US$	US$	US$
Peer M. Schatz	1.219.000	502.000	1.000	1.722.000
Roland Sackers	522.000	179.000	43.000	744.000
Dr. Joachim Schorr	341.000	124.000	23.000	488.000
Bernd Uder	345.000	124.000	14.000	483.000

(1)	Amounts include, among others, inventor bonus and relocation costs. We also occasionally reimburse our Managing Directors’ personal expenses related to attending out-of-town meetings but not directly related to their attendance. The value of such reimbursed personal expenses is reported above as “other”. Amounts do not include the reimbursement of certain expenses relating to travel incurred at the request of QIAGEN, other reimbursements or payments that in total did not exceed US$ 10.000 or tax amounts paid by QIAGEN Company to governmental authorities in order to avoid double-taxation under multi-tax jurisdiction employment agreements.

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Long-Term Compensation for the year ended	Defined contribution	Stock options	Restricted stock units
December 31, 2010 Managing Board:	on benefit plan US$
Peer M. Schatz	86.000	120.903	339.470
Roland Sackers	89.000	39.564	106.179
Dr. Joachim Schorr	33.000	18.665	50.091
Bernd Uder	54.000	8.992	54.296

Further details on the composition of the remuneration of the Managing Board, and the implementation of the Remuneration Policy during the fiscal year 2010 are disclosed in the Remuneration Report of the Compensation Committee as published on the Company’s website at www.qiagen.com.

Supervisory Board

General

The Supervisory Board supervises the policies of the Managing Board, the general course of QIAGEN’s affairs and strategy and the business enterprises we operate. The Supervisory Board assists the Managing Board by providing advice relating to the business activities of QIAGEN. In 2010, the Supervisory Board had six regular meetings that were held with the attendance of the Managing Board, while certain agenda items were discussed exclusively between the Supervisory Board members. In discharging its duties, the Supervisory Board takes into account the interests of QIAGEN, its enterprise and all parties involved in QIAGEN, including shareholders as well as other stakeholders. The Supervisory Board is responsible for the quality of its own performance. In this respect, the Supervisory Board conducts a self-evaluation on an annual basis.

Composition and appointment

The Supervisory Board consists of at least three members, or a larger number as determined by the Joint Meeting. Members of the Supervisory Board are appointed by the General Meeting upon the Joint Meeting having made a binding nomination for each vacancy. However, the General Meeting may at all times overrule the binding nature of such a nomination by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half the issued share capital.

The Supervisory Board shall be composed in a way that enables it to carry out its duties properly and enables its members to act critically and independently of one another and of the Managing Board and any particular interests. To that effect, the Supervisory Board has adopted a profile of its size and composition that takes into account the nature of our business, our activities and the desired expertise and background of the members of the Supervisory Board. The current profile of the Supervisory Board can be found on our website. The Supervisory Board has appointed a chairman from its members who has the duties assigned to him by the Articles of Association and the Code.

Members of the Supervisory Board are appointed for one-year terms for the period beginning on the day after the Annual General Meeting up to and including the day of the Annual General Meeting held in the following year. Members of the Supervisory Board may be suspended and dismissed by the General Meeting by a resolution adopted by a two-thirds majority of the votes cast, if such majority represents more than half of the issued share capital, unless the proposal was made by the Joint Meeting, in which case a simple majority of votes cast is sufficient.

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The Supervisory Board currently consists of the following members:

Name	Age	Position
Prof. Dr. Detlev H. Riesner	69	Chairman of the Supervisory Board, Supervisory Director and Chairman of the Selection and Appointment Committee
Dr. Werner Brandt	57	Supervisory Director and Chairman of the Audit Committee
Dr. Metin Colpan	55	Supervisory Director
Erik Hornnaess	73	Deputy Chairman of the Supervisory Board, Supervisory Director, Chairman of the Compensation Committee, Member of the Audit Committee and Member of the Selection and Appointment Committee
Prof. Dr. Manfred Karobath	69	Supervisory Director and Member of the Compensation Committee
Heino von Prondzynski	61	Supervisory Director and Member of the Audit Committee

Prof. Dr. jur Carsten P. Claussen, who was appointed as nonvoting Special Advisor to the Supervisory Board and Honorary Chairman in 1999, passed away in 2010.

The following is a brief summary of the background of each of the Supervisory Directors. References to “QIAGEN” in relation to periods prior to April 29, 1996 refer to QIAGEN GmbH and its consolidated subsidiaries:

Professor Dr. Detlev H. Riesner, 69, is a co-founder of QIAGEN. He has been a member of the Supervisory Board since 1996 and was appointed Chairman of the Supervisory Board in 1999. In 2005, he was also appointed Chairman of the Selection and Appointment Committee. Professor Riesner has held the Chair of Biophysics at the Heinrich-Heine-University in Düsseldorf since 1980 and retired in 2006. He has held the position of Dean of the Science Faculty (1991-1992), Vice President of the University (Research) (1996-1999) and Director of Technology (1999-2006). In 2007, he became a member of the University’s board of trustees. Prior to that, he was Professor of Biophysical Chemistry at the Darmstadt Institute of Technology and served from 1975 to 1977 as Lecturer of Biophysical Chemistry at Hannover Medical School. He has held guest professorships at the Institute of Microbiology, Academia Sinica, Beijing; and the Department of Neurology at the University of California, San Francisco. He received his M.S. in Physics from Hannover Institute of Technology and his Ph.D. from the University of Braunschweig, with post-graduate work at Princeton University. Professor Riesner is either a member of the Supervisory Board or a director of AC Immune S.A., Lausanne; Spinal Cord Therapeutics (formerly Neuraxo) GmbH, Erkrath; Evocatal GmbH, Düsseldorf; and DRK Blutspendedienst West, GmbH, Hagen. His memberships in the advisory boards of NewLab Bioquality AG and Direvo AG ended when the companies were sold in 2006. Prof. Riesner is also a member of the scientific advisory boards of the Friedrich-Loeffler-Institut, Isle of Riems; PrioNet, Canada; and Alberta Prion Research Institute, Canada.

Dr. Werner Brandt, 57, joined the Supervisory Board in 2007, and was appointed Chairman of the Audit Committee in this year as well. Dr. Brandt has been a member of the Executive Board and the Chief Financial Officer of SAP AG since 2001. From 1999 to 2001, he was a member of the Executive Board and Chief Financial Officer of the German-American healthcare company Fresenius Medical Care AG, where he also served as Labor Relations Director. From 1992 to 1999, Dr. Brandt was a member of the Managing Board of Baxter Deutschland GmbH and Vice President for European Operations. In this capacity, he was responsible for Baxter’s financial operations in Europe. Dr. Brandt began his career in 1981 at the former Price Waterhouse GmbH (now PricewaterhouseCoopers) in Frankfurt. He completed his Ph.D. in Business Administration at the Technical University of Darmstadt in 1991 after studying Business Administration at the University of Nuremberg-Erlangen from 1976 to 1981. Dr. Brandt is currently a member of the Supervisory Boards of Deutsche Lufthansa AG and Heidelberger Druckmaschinen AG.

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Dr. Metin Colpan, 55, is a co-founder of QIAGEN and was Chief Executive Officer and a Managing Director from 1985 to 2003. Dr. Colpan has been a member of the Supervisory Board since 2004. He obtained his Ph.D. and M.S. in Organic Chemistry and Chemical Engineering from the Technical University of Darmstadt in 1983. Prior to founding QIAGEN, Dr. Colpan was an Assistant Investigator at the Institute for Biophysics at the University of Düsseldorf. Dr. Colpan has had wide experience in separation technologies, particularly the separation and purification of nucleic acids, and has filed many patents in the field. Dr. Colpan currently serves as a Supervisory Board member of Morphosys AG, Munich, and Qalovis Farmer Automatic Energy GmbH, Laer. Dr. Colpan previously served as Supervisory Board member of Ingenium Pharmaceuticals AG, GenPat77 Pharmacogenetics AG and GPC Biotech AG, all in Munich.

Erik Hornnaess, 73, has been a member of the Supervisory Board since 1998. He joined the Audit Committee in 2002, the Compensation Committee in 2005 and the Selection and Appointment Committee in 2007. He was appointed Deputy Chairman of the Supervisory Board in 2007. Mr. Hornnaess worked for Astra Pharmaceuticals from 1965 to 1979 in various management positions in Sweden, Australia, and Canada, and was General Manager for the Benelux region (Belgium, The Netherlands and Luxembourg) for the last three years of this period. In 1979, he joined Abbott Laboratories at its European Headquarters in Paris, and in 1982 he became Area Vice President of the Abbott Diagnostic Division in Europe, Middle East and Africa, with its headquarters in Wiesbaden. Mr. Hornnaess retired from Abbott Laboratories on March 1, 1997, and currently serves as non-executive director of AXIS-SHIELDS Group, Scotland. Additionally, Mr. Hornnaess served as Vice President of the European Diagnostic Manufacturers Association (EDMA), Brussels, from 1995 to 1997. Mr. Hornnaess graduated from Aarhus Handelshojskole, Denmark, with an M.B.A. and obtained a P.M.D. from the Harvard Business School.

Professor Dr. Manfred Karobath, 69 has been a member of the Supervisory Board since 2000 and joined the Compensation Committee in 2005. Prof. Dr. Karobath, who studied medicine, first worked in the Department of Biochemistry at the University of Vienna from 1967 to 1980. After his postdoctoral fellowship, he joined the Department of Psychiatry, where he became a Professor of Biological Psychiatry. In 1980, he joined Sandoz Pharma, Basel, working first in drug discovery and later becoming Senior Vice President and Head of R&D. In 1992, Prof. Dr. Karobath joined Rhone Poulenc Rorer (“RPR”) as President of R&D and Executive Vice President, and later became a member of the boards of directors of RPR, Pasteur Mérieux Connought, Centeon and Rhone Poulenc Pharma. He has received several scientific awards and has published 92 scientific papers.

Heino von Prondzynski, 61, joined the Supervisory Board as well as the Audit Committee in 2007. Mr. von Prondzynski retired in 2005 from Roche, where he served as Chief Executive Officer of Roche Diagnostics and a member of the Executive Committee of the Roche Group. Prior to joining Roche in 2000, Mr. von Prondzynski worked at Chiron, first as General Manager and Chief Executive Officer in Germany and Italy, and later as President of the Vaccines Division in Emeryville. Mr. von Prondzynski started his career with Bayer in Germany as a sales representative and later worked in Austria and Brazil as General Manager. He studied mathematics, geography and history at Westfälische Wilhelms University of Münster. Mr. von Prondzynski is a director of Koninklijke Philips Electronics N.V. and Hospira, Inc. as well as Chairman of Nobel Biocare Holding AG and HTL Strefa. Mr. von Prondzynski was previously a director of Epigenomics AG.

Conflicts of interest

Resolutions to enter into transactions under which members of the Supervisory Board could have a conflict of interest with QIAGEN, and which are of material significance to QIAGEN and/or the relevant member of the Supervisory Board, require the approval of the Supervisory Board plenum. In 2010, neither QIAGEN nor its Supervisory Board members have entered into any such transactions.

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Committees

The Supervisory Board has established an Audit Committee, a Compensation Committee and a Selection and Appointment (Nomination) Committee from among its members and can establish other committees as deemed beneficial. The Supervisory Board has approved charters under which each of the committees operates. These charters are published on our website (www.qiagen.com).

Audit Committee

The Audit Committee’s primary duties and responsibilities include, among other things, to serve as an independent and objective party to monitor QIAGEN’s accounting and financial reporting process and internal risk management, control and compliance systems. The Audit Committee also is directly responsible for proposing the external auditor to the Supervisory Board, which then proposes the appointment of the external auditor to the General Meeting. Further, the Audit Committee is responsible for the compensation and oversight of QIAGEN’s external auditor and for providing an open avenue of communication among the external auditor as well as the Management Board and the Supervisory Board. Our Internal Audit department operates under the direct responsibility of the Audit Committee. The Audit Committee currently consists of three members: Dr. Brandt (Chairman), Mr. von Prondzynski, and Mr. Hornnaess. The Audit Committee members are appointed by the Supervisory Board and serve for a term of one year. The Supervisory Board has designated Dr. Brandt as a “financial expert” as defined in provisions III.3.2 and III.5.7 of the Code.

The Audit Committee met seven (7) times in 2010, of which one meeting took place together with the external auditor and excluding members of the Managing Board. Among other things, the Audit Committee discussed the selection of the external auditor to audit the consolidated financial statements and accounting and records of QIAGEN and its subsidiaries, along with the pre-approval of fees for these services. Further, it reviewed QIAGEN’s compliance with various laws and policies, including the Code of Conduct; reviewed the risk management system; discussed the performance of the external auditor with management; and discussed on a quarterly basis the scope and results of the reviews and audits with the external auditor. The Audit Committee also discussed financial accounting and reporting principles and policies as well as the adequacy of internal accounting, financial and operating controls and procedures with the external auditor and management, These discussions included a review of developments in accounting standards and their impact on QIAGEN’s financial statements. The Audit Committee considered and approved recommendations regarding changes to QIAGEN’s accounting policies and processes. In addition, the Audit Committee reviewed with management and the external auditor all quarterly reports prior to their public release as well as quarterly and annual reports prepared under U.S. GAAP (reported on Forms 6-K and 20-F) for filing with the U.S. Securities and Exchange Commission and the annual report prepared under IFRS. The Audit Committee performs a self-evaluation of its activities on an annual basis.

Compensation Committee

The Compensation Committee’s primary duties and responsibilities include, among other things, the preparation of a proposal for the Supervisory Board concerning the Remuneration Policy for the Managing Board to be adopted by the General Meeting, the preparation of a proposal concerning the individual compensation of Managing Board members to be adopted by the Supervisory Board and the preparation of the Remuneration Report on compensation policies for the Managing Board to be adopted by the Supervisory Board. The Remuneration Report reviews the implementation of the Remuneration Policy in the most recent year and provides an outline of the Remuneration Policy for the future.

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The Compensation Committee currently consists of two members: Mr. Hornnaess (Chairman) and Prof. Dr. Karobath. Members are appointed by the Supervisory Board and serve for a term of one year. The Compensation Committee met twelve times in 2010. It reviewed, approved and made recommendations on QIAGEN’s compensation and benefits policies, practices and procedures to ensure that legal and fiduciary responsibilities of the Supervisory Board and the Managing Board are carried out. Further, the Compensation Committee approved equity-based remuneration systems and their application, including stock rights or stock option grants on a monthly basis.

Selection and Appointment Committee

The Selection and Appointment (Nomination) Committee is primarily responsible for the preparation of selection criteria and appointment procedures for members of the Supervisory Board and Managing Board as well as the periodic evaluation of the scope and composition of the Managing Board and the Supervisory Board, including the profile of the Supervisory Board.

Additionally, the Selection and Appointment Committee periodically evaluates the functioning of individual members of the Managing Board and Supervisory Board, reporting these results to our Supervisory Board. It also proposes the (re-)appointments of members of our Managing Board and Supervisory Board and supervises the policy of our Managing Board in relation to selection and appointment criteria for senior management. The Selection and Appointment Committee prepares and submits to our Supervisory Board an annual report of its deliberations and findings.

Current members of the Selection and Appointment Committee are Prof. Dr. Riesner (Chairman) and Mr. Hornnaess. Members are appointed by the Supervisory Board and serve for a one-year term. The Selection and Appointment Committee convened three (3) times in 2010.

Remuneration

Compensation for the Supervisory Board in 2010 consisted of a fixed retainer compensation, additional retainer amounts for Chairman and Vice Chairman, and committee membership fees. Annual remuneration of the Supervisory Board members is as follows:

• Fee paid to each member of the Supervisory Board	€30.000

Additional compensation payable to members holding the following positions:

• Chairman of the Supervisory Board	€20.000
• Vice Chairman of the Supervisory Board	€5.000
• Chairman of the Audit Committee	€15.000
• Chairman of the Compensation Committee	€10.000
• Fee payable to each member of the Audit Committee	€7.500
• Fee payable to each member of the Compensation Committee	€5.000

Members of the Supervisory Board also receive €1,000 for attending the Annual General Meeting and €1,000 for attending each meeting of the Supervisory Board.

Members of the Supervisory Board receive €1,000 for attending each meeting of any subcommittees (other than the Audit Committee, Compensation Committee and Selection and Appointment Committee).

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Supervisory Board members also receive variable compensation, which is determined annually by the Compensation Committee pursuant to a formula based on growth of Adjusted Earnings per Share provided that such remuneration will not exceed €5,000 per year.

Supervisory Board compensation as per Dec. 31, 2010	Fixed Remuneration	Chairman/ Vice Chairman Committee	Meeting Attendance	Commitee Membership	Subcommittee Meeting Attendance	Variable Cash bonus	Total
	US$	US$	US$	US$	US$	US$	US$
Prof. Dr. Detlev H. Riesner	40.000	26.500	8.000	—	2.500	6.500	83.500
Dr. Werner Brandt	40.000	20.000	8.000	—	—	6.500	74.500
Dr. Metin Colpan	40.000	—	8.000	—	2.500	6.500	57.000
Erik Hornnaess	40.000	20.000	6.500	10.000	—	6.500	83.000
Prof. Dr. Manfred Karobath	40.000	—	6.500	6.500	2.500	6.500	62.000
Heino von Prondzynski	40.000	—	6.500	10.000	2.500	6.500	65.500

Supervisory Board members also receive a variable component in the form of share-based compensation. Stock options granted to the Supervisory Board members must have an exercise price that is higher than the market price at the time of grant. During 2010, the following options or other share-based compensation were granted to the members of the Supervisory Board.

Grants for the year ended December 31, 2010	Stock options	Restricted stock units
Prof. Dr. Detlev H. Riesner	1.937	5.366
Dr. Werner Brandt	1.937	5.366
Dr. Metin Colpan	1.937	5.366
Erik Hornnaess	1.937	5.366
Prof. Dr. Manfred Karobath	1.937	5.366
Heino von Prondzynski	1.937	5.366

In 2004, QIAGEN entered into a consulting agreement with Dr. Metin Colpan, our former Chief Executive Officer and current Supervisory Board member, pursuant to which Dr. Colpan is paid a fee of € 2,750 per day for scientific consulting services, subject to adjustment. During 2010, QIAGEN paid approximately US$ 300,000 to Dr. Colpan for scientific consulting services including travel reimbursements under this agreement. We did not pay any agency or advisory service fees to other members of the Supervisory Board.

Share Ownership

Share Ownership

The following table sets forth certain information as of January 24, 2011 concerning the ownership of common shares by our directors and officers. In preparing the following table, we have relied on information furnished by such persons.

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Name and Country of Residence	Shares beneficially Owned (1) Number	Note	Percent Ownership (2)
Peer M. Schatz, Germany	1.550.684	(3)	0,7%
Roland Sackers, Germany	0	(4)	*
Dr. Joachim Schorr, Germany	0	(5)	*
Bernd Uder, Germany	0	(6)	*
Prof. Dr. Detlev H. Riesner, Germany	1.752.068	(7)	0,8%
Dr. Werner Brandt, Germany	6.000	(8)	*
Dr. Metin Colpan, Germany	4.538.703	(9)	2,0%
Erik Hornnaess, Spain	11.255	(10)	*
Professor Dr. Manfred Karobath, Austria	1.590	(11)	*
Heino von Prondzynski, Switzerland	0	(12)	*

*	Indicates that the person beneficially owns less than 0,5% of the common shares issued and outstanding as of January 24, 2011.
(1)	The number of common shares issued and outstanding as of January 24, 2011 was 233.162.596. The persons and entities named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them and have the same voting rights as other shareholders with respect to common shares.
(2)	Does not include common shares subject to options or awards held by such persons at January 24, 2011. See footnotes below for information regarding options now exercisable or that could become exercisable within 60 days of the date of this table.
(3)	Does not include 2.539.521 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from US$ 4,590 to US$ 22,430 per share. Options expire in increments during the period between March 2011 and February 2020. Does not include 103.471 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.
(4)	Does not include 110.198 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from US$ 16,340 to US$ 22,430 per share. Options expire in increments during the period between March 2011 and February 2020. Does not include 85.334 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.
(5)	Does not include 127.015 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from US$ 12,546 to US$ 22,430 per share. Options expire in increments during the period between October 2011 and February 2020. Does not include 16.076 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.
(6)	Does not include 67.599 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from US$ 16,340 to US$ 22,430 per share. Options expire in increments during the period between March 2011 and February 2020. Does not include 15.267 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.
(7)	Does not include 83.375 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from US$ 6,018 to US$ 22,430 per share. Options expire in increments during the period between March 2011 and February 2020. Prof. Riesner also has the option to purchase 82.302 common shares through Thomé Asset Management & Controlling. Includes 1.752.068 shares held by Riesner Verwaltungs GmbH, of which Professor Riesner is the sole stockholder.
(8)	Does not include 2.766 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from US$ 16,340 to US$ 22,430 per share. Options expire in increments during the period between April 2018 and February 2020.
(9)	Does not include 776.858 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from US$ 6,018 to US$ 22,430 per share. Options expire in increments during the period between March 2011 and February 2020. Includes 3.738.703 shares held by CC Verwaltungs GmbH, of which Dr. Colpan is the sole stockholder and 800.000 shares held by Colpan GbR.
(10)	Does not include 92.708 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from US$ 6,018 to US$ 22,430 per share. Options expire in increments during the period between March 2011 and February 2020.

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(11)	Does not include 86.708 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from US$ 6,018 to US$ 22,430 per share. Options expire in increments during the period between March 2011 and February 2020.
(12)	Does not include 2.766 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from US$ 16,340 to US$ 22,430 per share. Options expire in increments during the period between 4/2018 and 2/2020.

The following table sets forth the vested and unvested options and stock awards of our officers and directors as of January 24, 2011:

Name	Total Vested Options	Total Unvested Options	Expiration Dates	Exercise Prices (US$)	Total Unvested Stock awards
Peer M. Schatz	2.424.009	236.955	3/2011 to 2/2020	4,590 to 22,430	1.182.900
Roland Sackers	62.425	77.521	3/2011 to 2/2020	16,340 to 22,430	377.885
Dr. Joachim Schorr	109.091	36.731	10/2011 to 2/2020	12,546 to 22,430	180.054
Bernd Uder	53.474	26.176	3/2011 to 2/2020	16,340 to 22,430	179.658
Prof. Dr. Detlev H. Riesner	82.180	3.404	3/2011 to 2/2020	6,018 to 22,430	16.508
Dr. Werner Brandt	1.571	3.404	4/2018 to 2/2020	16,340 to 22,430	13.276
Dr. Metin Colpan	775.663	3.404	3/2011 to 2/2020	6,018 to 22,430	16.508
Erik Hornnaess	91.513	3.404	3/2011 to 2/2020	6,018 to 22,430	16.508
Prof. Dr. Manfred Karobath	85.513	3.404	3/2011 to 2/2020	6,018 to 22,430	16.508
Heino von Prondzynski	1.571	3.404	4/2018 to 2/2020	16,340 to 22,430	13.276

Shareholders

Our shareholders exercise their voting rights through Annual and Extraordinary General Meetings. Resolutions of the General Meeting are adopted by an absolute majority of votes cast, unless a different majority of votes or quorum is required by Dutch law or the Articles of Association. Each common share confers the right to cast one vote.

Furthermore, the Managing Board, or where appropriate, the Supervisory Board, shall provide all shareholders and other parties in the financial markets with equal and simultaneous information about matters that may influence QIAGEN’s share price.

QIAGEN is required to convene an Annual General Meeting in the Netherlands no later than six months following the end of each year. The agenda for the Annual General Meeting must contain certain matters as specified in QIAGEN’s Articles of Association and under Dutch law, including, among other things, the adoption of QIAGEN’s annual financial statements.

Additional Extraordinary General Meetings may be convened at any time by the Managing Board, the Supervisory Board or by one or more shareholders representing at least 10% of QIAGEN’s issued share capital. Shareholders are entitled to propose items for the agenda of the General Meeting provided that they hold at least 1% of the issued share capital or the shares they hold represent a market value of at least € 50 million. Proposals for agenda items for the General Meeting must be submitted at least 60 days prior to the meeting date. The notice convening a General Meeting, accompanied by the agenda, shall be sent no later than 15 days prior to the meeting. QIAGEN informs the General Meeting by means of explanatory notes to the agenda, providing all facts and circumstances relevant to the proposed resolutions.

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The Audit of Financial Reporting

The external auditor is appointed annually by the General Meeting. The Audit Committee recommends to the Supervisory Board the external auditor to be proposed for (re)appointment by the General Meeting. In addition, the Audit Committee evaluates and, where appropriate, recommends the replacement of the external auditor. The external auditor is invited to attend the meeting of the Supervisory Board at which the financial statements shall be approved and is furthermore invited to attend the General Meeting at which the financial statements are adopted and may be questioned by the General Meeting on its statement on the fairness of our annual accounts. At the Annual General Meeting in 2010, Ernst & Young Accountants was appointed as external auditor for the Company for 2010.

Share-Based Compensation

During 2005, the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the Plan) was adopted. The Plan allows for the granting of stock rights and incentive stock options, as well as non-qualified options, stock grants and stock based awards, generally with terms of up to 10 years, subject to earlier termination in certain situations. Generally, options vest over a three-year period. The vesting and exercisability of certain stock rights will be accelerated in the event of a Change of Control, as defined in the Plan. To date, all grants have been at or above the market value set on the grant date. In connection with the acquisition of Digene Corporation in 2007, QIAGEN assumed three additional equity incentive plans. No new grants will be made under these plans.

QIAGEN had approximately 0,3 million common shares reserved and available for issuance under these plans at December 31, 2010.

Stock Options

During the years ended December 31, 2010 and 2009, QIAGEN granted 570,282 and 491,714 stock options, respectively.

A summary of the status of employee stock options as of December 31, 2010, and changes during the year is presented below:

All Employee Options	Number of Shares	Weighted Average Contractual Term US$	Weighted Average Contractual Term US$	Aggregate Intrinsic Value in US$ thousands
Outstanding at January 1, 2010	8.281.559	14,743	—	—
Granted	570.282	21,271	—	—
Exercised	(924.529)	12,469	—	—
Forfeitured and cancelled	(594.901)	35,421	—	—
Outstanding at December 31, 2010	7.332.411	13,860	3,66	44.740
Exerciable at December 31, 2010	6.351.142	12,927	2,88	43.864
Vested and expected to vest at December 31, 2010	7.248.637	13,790	3,60	44.700

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Restricted Stock Units

Restricted stock units represent rights to receive common shares at a future date. There is no exercise price and the fair market value at the time of grant is recognized ratably over the requisite vesting period, generally 10 years.

A summary of QIAGEN’s restricted stock units as of December 31, 2010 and changes during the year are presented below:

Restricted Stock Units

	Restricted Stock Units	Weighted Average Contractual Term	Aggregate Intrinsic Value in US$ thousands
Outstanding at January 1, 2010	3.039.157	—	—
Granted	1.647.579	—	—
Vested	(115.809)	—	—
Forfeitured and cancelled	(154.287)	—	—
Outstanding at December 31, 2010	4.416.640	3,07	85.904
Vested and expected to vest at December 31, 2010	3.594.698	2,95	69.917

Risk Management

QIAGEN has identified various risk factors for our business that are reviewed in detail in the 2010 Annual Report filed with the U.S. Securities and Exchange Commission. There may be current risks that we have not yet fully assessed or that are currently qualified as minor, but could have a material adverse impact on our performance in the future. The Managing Board has developed and implemented strategies, controls and mitigation measures to identify current and developing risks as part of our risk management system. A variety of functional experts evaluate these business risks, attempting to mitigate and manage these risks.

Risks identified by QIAGEN are subdivided into four major categories with the following key focus areas identified

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Functional Group	Risk Management Focus
Strategic Risks	• Identification and monitoring of competitive threats to the business
• Complexity of product portfolio
• Identification and development of key R&D projects

Operational Risk	• Monitoring of production risks including contamination prevention, high-quality product assurance and existence of appropriate redundancy of operations
• Dependence on individual production sites for certain key products

Compliance/Legal Risks	• Regulatory risk, including compliance with various regulatory bodies
• Monitoring safety in operations and environmental hazard risks
• Monitoring of intellectual property infringements and recommendations to enhance our IP protection through new patents

Financial & Financial Reporting Risks	• Tax compliance
• Counterparty risk
• Goodwill impairment

The senior executives managing these functional groups report either to the Chief Executive Officer or to a member of the Executive Committee. These executives, in connection with the Chief Financial Officer, make strategic determinations as to the proper risk management procedures to be employed based on their assessment of the risk level.

All identified risks are required to be systematically evaluated based on their likelihood of occurring and their potential impact (estimated in monetary terms). The goal is to determine risks that could significantly threaten our success. The results of the risk assessment and any updates are reported to the Audit Committee on a quarterly basis. At least once a year, the Supervisory Board discusses the corporate strategy and business risks as well as the results of an assessment by the Managing Board and the Audit Committee on the structure and operations of the internal risk management and control systems, including any significant changes.

In 2008, QIAGEN established a Compliance Committee under the leadership of the Chief Financial Officer in his function as Chief Compliance Officer. The Compliance Committee, which consists of senior executives from Human Resources, Internal Audit, SEC Reporting, Legal and Regulatory, performs a quarterly assessment of the legal and regulatory risks, and initiates any required corrective actions.

With publicly listed shares in the United States, QIAGEN is subject to Sections 302 and 404 of the Sarbanes Oxley Act. QIAGEN enacted internal controls and procedures over its financial reporting in 2006 as described in more detail in item 15 of the 2010 Annual Report on Form 20-F. In a report on its audit of internal controls over financial reporting, the external auditor Ernst & Young expressed the opinion that QIAGEN has maintained in all material respects effective internal control over financial reporting as of December 31, 2010, under the applied criteria issued by the Committee of Sponsoring Organizations of

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the Treadway Commission (COSO), an organization formed by various professional accounting and auditing associations in the U,S.

Whistleblower Policy and Code of Conduct

QIAGEN adopted a Whistleblower Policy concerning the reporting of alleged irregularities within QIAGEN of a general, operational or financial nature. Furthermore, a Code of Conduct was adopted that outlines business principles for our employees and rules of conduct. The Code of Conduct can be found on our website at www.qiagen.com.

Anti-Takeover Measures

In 2004, the Supervisory Board granted an option to the Dutch Foundation Stichting Preferente Aandelen QIAGEN that allows the Foundation to acquire preference shares from QIAGEN if (i) a person has (directly or indirectly) acquired or has expressed a desire to acquire more than 20% of our issued share capital, or (ii) a person holding at least a 10% interest in the share capital has been designated as a hostile person by our Supervisory Board. The option enables the Foundation to acquire preference shares equal to the number of our outstanding common shares at the time of the relevant exercise of the right, less one share. When exercising the option and exercising its voting rights on these shares, the Foundation must act in the interest of QIAGEN and the interests of our stakeholders. No preference shares are currently outstanding.

Comply or Explain

The corporate governance structure and compliance with the Code is the joint responsibility of the Managing Board and the Supervisory Board. They are accountable for this responsibility to the General Meeting. QIAGEN continues to seek ways to improve its corporate governance by measuring itself against international best practice. The Code was last amended on December 10, 2008, and can be found at www.commissiecorporategovernance.nl.

Non-application of a specific best practice provision is not in itself considered objectionable by the Code and may well be justified because of particular circumstances relevant to a company. In accordance with Dutch law, we disclose in our Annual Report the application of the Code’s principles and best practice provisions.

To the extent that we do not apply certain principles and best practice provisions, or do not intend to apply these in the current or the subsequent year, we state the reasons.

QIAGEN takes a positive view of the Code and applies nearly all of the best practice provisions. However, we prefer not to apply some provisions due to the international character of our business as well as the fact – acknowledged by the Commission that drafted the Code – that existing contractual agreements between QIAGEN and individual members of the Managing Board cannot be set aside at will.

The following provides an overview of exceptions that we have identified:

1.	Best practice provision II.1.1 recommends that a management board member is appointed for a maximum period of four years. A member may be reappointed for a term of not more than four years at a time.

Members of the Managing Board are appointed annually for a one-year period beginning on the day following the General Meeting up to and including the day of the General Meeting held in the following year. The employment agreements with the Managing Directors have an indefinite term, but can be terminated with a three-month notice period by the Managing Director and with a six-month notice

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period by QIAGEN. These agreements were entered into before the Code became applicable; the terms were not renegotiated since this was not considered to be in the interest of QIAGEN. All members of the Managing Board have additional employment agreements with other QIAGEN affiliates that have notice periods deviating from terms in the employment agreements with QIAGEN N.V. (Mr. Uder and Dr. Schorr 24 months, Mr. Schatz and Mr. Sackers 36 months).

2.	Best practice provision II.2.4 recommends that the number of granted options shall be dependent on the achievement of challenging targets specified beforehand.

From time to time, members of our Managing Board are granted options to acquire common shares at an exercise price higher than the market price on the grant date (as determined by reference to an organized trading market or association). Our view is that the “challenging target” has been set at the time of granting the options since the holder cannot realize any value from these options unless the price of our common shares has risen above the exercise price.

3.	Best practice provision II.2.5 recommends that shares granted to management board members without financial consideration shall be retained for a period of at least five years or until at least at the end of the employment, if this period is shorter. The number of shares to be granted shall be dependent on the achievement of clearly quantifiable and challenging targets specified beforehand.

Members of the Managing Board are granted restricted stock units from time to time. Restricted stock units represent rights to receive common shares at a future date. The number of granted restricted stock units is dependent upon the achievement of pre-defined performance goals. Restricted stock units are structured so that 40% of a grant vests after three years, 50% after five years and the remaining 10% after ten years. Further, 50% of the restricted stock unit grants made to Mr. Schorr and Mr. Uder in 2011 are linked to certain pre-defined milestones that must be achieved before receiving the grants (in addition to the vesting periods).

4.	Pursuant to best practice provision II.2.8 the maximum remuneration in the event of dismissal of a management board member may not exceed one year’s salary (the “fixed” remuneration component). If the maximum of one year’s salary would be manifestly unreasonable for a management board member who is dismissed during his first term of office, such board member shall be eligible for a severance pay not exceeding twice the annual salary.

As explained in item 1 (best practice provision II.1.1), in addition to their employment agreements with QIAGEN N.V., the Managing Board members have entered into employment agreements with certain QIAGEN affiliates that have notice periods of either 24 months or 36 months. In case of termination of an agreement without serious cause as defined by the applicable law, the respective affiliate would remain obliged to compensate the Managing Board member for the remaining term of the employment agreement. QIAGEN believes that these contractual arrangements are well justified due to the long tenures of the Managing Board members.

5.	Best practise provision II.2.11 recommends that the supervisory board may recover from the management board members any variable remuneration awarded on the basis of incorrect financial or other data.

The current employment agreements with the Managing Directors, which were entered into before the recent Code changes took effect, do not include so-called “clawback” provisions. In the event of unjustified variable remuneration awards that were based on incorrect financial or other data, the Supervisory Board would make use of its statutory powers.

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6.	Best practise provision III.3.5 recommends that a person may be appointed to the supervisory board for a maximum of three 4-year terms.

The Chairman of the Supervisory Board, Prof. Riesner, has been a member of the Supervisory Board of QIAGEN N.V. since its establishment in 1996. Further, Mr. Hornnaess has served on the Supervisory Board since 1998. Prof. Riesner contributes his profound scientific expertise and excellent connections in the scientific community to the board profile, while Mr. Hornnaess contributes significant value due to his long-term experience in various management positions in the life science industry. Both board members have unique knowledge about QIAGEN that is considered to be highly valuable. As a result, QIAGEN strongly supports the reappointment of both members beyond the 12- year term as recommended by the Code.

7.	Best practice provision III.7.1 recommends that a supervisory board member may not be granted any shares and/or rights to shares by way of remuneration.

QIAGEN has granted stock options to the members of the Supervisory Board as a remuneration component since its establishment. Since 2007, Supervisory Board members have also been granted restricted stock units. This practice is in compliance with international business practice in our industry, and we consider the granting of stock options or stock rights as an important incentive to attract individuals with the required skills and expertise to serve on our Supervisory Board.

8.	Best practice provision IV.1.1 recommends that a general meeting of shareholders is empowered to cancel binding nominations of candidates for the management board and supervisory board, and to dismiss members of either board by a simple majority of votes of those in attendance, a-though the company may require a quorum of at least one third of the voting rights outstanding for such vote to have force. If such quorum is not represented, but a majority of those in attendance votes in favour of the proposal, a second meeting may be convened and its vote will be binding, even without a one-third quorum.

Our Articles of Association currently state that the General Meeting may at all times overrule a binding nomination by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half of the issued share capital. Although a deviation from provision IV.1.1 of the Code, the Supervisory Board and the Managing Board hold the view that these provisions will enhance the continuity of QIAGEN’s management and policies.

Declaration of Compliance of QIAGEN N.V. regarding the German Corporate Governance Code

In QIAGEN’s 2001 Annual Report, the Managing Board and the Supervisory Board of QIAGEN N.V. declared their intention to disclose compliance with the German Corporate Governance Code pursuant to §161 of the German Stock Corporation Law (AktG) or state the deviations for a particular period. QIAGEN N.V. is a company organized under the laws of The Netherlands and subject to the laws, rules and regulations of this country. In addition, our shares are listed on the NASDAQ Stock Exchange. As a result, the compliance of QIAGEN with the German Corporate Governance Code is dependent on the code’s compatibility with the laws, rules, regulations and customs that QIAGEN is subject to in The Netherlands and the U.S. QIAGEN declares compliance with the German Corporate Governance Code with the following exceptions:

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QIAGEN N.V.

1.	Item 3.8 paragraph 2

If the company takes out a D&O (directors’ and officers’ liability insurance) policy for the Management Board, a deductible of at least 10% of the loss up to at least the amount of one and a half times the fixed annual compensation of the Management Board member must be agreed upon. A similar deductible must be agreed upon in any D&O policy for the Supervisory Board.

QIAGEN’s D&O insurance policy provides for a fixed deductible of US $ 10.000 for members of the Managing Board and the Supervisory Board, which we consider an appropriate sign by our members of taking responsibility for their actions.

2.	Item 4.2.3 paragraph 3

For instance, share or index-based compensation elements related to the enterprise may come into consideration as variable components. These elements shall be related to demanding, relevant comparison parameters. Changing such performance targets or the comparison parameters retroactively shall be excluded. For extraordinary developments a possibility of limitation (cap) must in general be agreed upon by the Supervisory Board.

From time to time, the members of our Managing Board are granted restricted stock units and options to acquire common shares at an exercise price set 2% higher than the market price on the grant date (as determined by reference to an organized trading market or association). These option rights and restricted stock units are subject to multi-year vesting periods and sales restrictions. Members of the Managing Board cannot realize any profit from these grants unless they succeed in increasing shareholder value on a long-term period. For these reasons, as well as to ensure comparability to equity-based incentives granted by peer companies in our industry, we consider these terms to be the most appropriate comparison parameters for the restricted stock units and stock options granted to Managing Board members.

3.	Item 4.2.3 paragraph 4 and 5

In concluding Management Board contracts, care shall be taken to ensure that payments made to a Management Board member on premature termination of his contract without serious cause do not exceed the value of two years’ compensation (severance payment cap) and compensate no more than the remaining term of the contract. The severance payment cap shall be calculated on the basis of the total compensation for the past full financial year and if appropriate also the expected total compensation for the current financial year.

Payments promised in the event of premature termination of a Management Board member’s contract due to a change of control shall not exceed 150% of the severance payment cap.

The employment agreements with Managing Directors have an indefinite term, but can be terminated with a three-month notice period by the Managing Director and with a six-month notice period by QIAGEN. All members of the Managing Board have additional employment agreements with other QIAGEN affiliates that have longer notice periods (Mr. Uder and Dr. Schorr 24 months, Mr. Schatz and Mr. Sackers 36 months). In case of a termination without serious cause as defined by the applicable law, QIAGEN would remain obliged to compensate the Managing Board Member for the remaining term of the agreement.

No arrangements exist for early retirement of Managing Board members. In the event of the sale or transfer of all or substantially all of QIAGEN’s assets or business to an acquirer in one or several

Annual Report 2010 | 64

QIAGEN N.V.

transactions including a merger, consolidation or a transfer of shares to a third party, the members are entitled to a Change of Control bonus payment commensurate to a multiple (Mr. Schatz 5 times, Mr. Sackers 3 times, Mr. Uder and Dr. Schorr 2 times) of their annual salary (fixed payment and annual bonus). QIAGEN believes that these severance and Change of Control agreements are appropriate due to the long tenures of the Managing Board members.

4.	Item 5.4.5

Every member of the Supervisory Board must take care that he/she has sufficient time to perform his/her mandate. Members of the Management Board of a listed company shall not accept more than a total of three Supervisory Board mandates in non-group listed companies or in supervisory bodies of companies with similar requirements.

In addition to his position as a Supervisory Board member of QIAGEN, Mr. von Prondzynski is a director of Koninklijke Philips Electronics N.V. and Hospira, Inc. as well as Chairman of Nobel Biocare Holding AG and HTL Strefa. Mr. von Prondzynski has assured the Supervisory Board that he has sufficient capacity to fulfil his obligations to QIAGEN as well as to his other board mandates.

Annual Report 2010 | 65

QIAGEN N.V.

Corporate Governance statement

This is a statement concerning corporate governance as referred to in article 2a of the decree on additional requirements for annual reports (Vaststellingsbesluit nadere voorschriften inhoud jaarverslag) effective as of January 1, 2010 (the “Decree”). The information required to be included in this corporate governance statement as described in articles 3, 3a and 3b of the Decree can be found in the following sections of this Annual Report:

•

The information concerning compliance with the Dutch Corporate Governance Code (published at www.commissiecorporategovernance.nl), as required by article 3 of the Decree, can be found in the relevant sections under “Corporate Governance Report” in this Annual Report;

•

The information concerning QIAGEN’s risk management and control frameworks relating to the financial reporting process, as required by article 3a sub a of the Decree, can be found in the relevant sections under “Corporate Governance Report” in this Annual Report;

•

The information regarding the functioning of QIAGEN’s General Meeting of Shareholders, and the authority and rights of QIAGEN’s shareholders, as required by article 3a sub b of the Decree, can be found in the relevant sections under “Corporate Governance Report” in this Annual Report;

•

The information regarding the composition and functioning of QIAGEN’s Managing Board, the Supervisory Board and its committees, as required by article 3a sub c of the Decree, can be found in the relevant sections under “Corporate Governance Report “ and the Report of the Supervisory Board in this Annual Report;

•

The information concerning the inclusion of the information required by the Decree Article 10 EU Takeover Directive, as required by article 3b of the Decree, can be found in the relevant sections under “Corporate Governance Report” in this Annual Report;

Requirements – Germany

QIAGEN is required, as a company of which the shares are listed on the Frankfurt Stock Exchange, to state how it has applied the main principles and how far it has complied with the provisions of the German Corporate Governance Code.

Requirements – the United States

QIAGEN’s shares are listed on the NASDAQ Global Select Market and must therefore comply with such of the requirements of US legislation, such as the Sarbanes-Oxley Act of 2002, regulations enacted under US securities laws and the listing standards of NASDAQ as are applicable to foreign private issuers.

Annual Report 2010 | 66

QIAGEN N.V.

Responsibility Statement of the Management Board

In accordance with best practice II.1.4 of the Dutch corporate governance code of December 2003, taking into account the recommendation of the Corporate Governance Code Monitoring Committee on the application thereof, the Managing Board confirms that internal controls over financial reporting provide a reasonable level of assurance that the financial reporting does not contain any material inaccuracies, and confirms that these controls functioned properly in the year under review and that there are no indications that they will not continue to do so. The financial statements fairly represent the Company’s financial condition and the results of the Company’s operations and provide the required disclosures.

It should be noted that the above does not imply that these systems and procedures provide absolute assurance as to the realization of operational and strategic business objectives, or that they can prevent all misstatements, inaccuracies, errors, fraud and non-compliances with legislation, rules and regulations.

In accordance with best practice II.1.5 of the Dutch corporate governance code of December 2008 and Article 5.25c of the Financial Markets Supervisory Act, and in view of all of the above the management board confirms that, to its knowledge, the financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the annual report includes a fair review of the position at the balance sheet date and the development and performance of the business during the financial year together with a description of the principal risks and uncertainties that the Company faces.

Annual Report 2010 | 67

QIAGEN N.V.

FINANCIAL STATEMENTS

Annual Report 2010

QIAGEN N.V.

Consolidated statement of financial position

for the year ended December 31, 2010

(in US$ thousands)	Note	December 31, 2010	December 31, 2009
ASSETS
Cash and cash equivalents	(16)	830.354	827.338
Current available-for-sale financial instruments	(17)	106.077	40.000
Trade accounts receivable	(18)	197.418	193.737
Inventories	(19)	126.633	130.851
Income tax receivable		10.920	12.907
Prepaid expenses and other current assets	(20)	52.936	86.251

Total current assets		1.324.338	1.291.084
Property, plant and equipment	(21)	323.941	293.544
Goodwill	(22)	1.365.156	1.349.916
Intangible assets	(23)	873.903	874.369
Investments in associates	(24)	19.640	11.299
Non-current available-for-sale financial instruments	(17)	3.359	0
Deferred tax assets	(15)	99.098	87.688
Other non-current assets		34.463	13.557

Total non-current assets		2.719.560	2.630.373

Total assets		4.043.898	3.921.457

Consolidated Financial Statements | ASSETS | F - 1

QIAGEN N.V.

Consolidated statement of financial position

for the year ended December 31, 2010

(in US$ thousands, except share data)	Note	December 31, 2010	December 31, 2009
LIABILITIES AND EQUITY
Current financial debts	(25)	77.851	52.016
Trade and other accounts payable		47.803	43.775
Provisions	(26)	6.405	9.026
Income tax payable		25.211	10.727
Other current liabilities	(27)	196.532	237.075

Total current liabilities		353.802	352.619
Non-current financial debts	(25)	767.333	824.394
Deferred tax liabilities	(15)	273.558	277.455
Other non-current liabilities	(28)	51.108	46.973

Total non-current liabilities		1.091.999	1.148.822
Common Shares	(30)	2.724	2.711
Share premium		1.811.633	1.785.345
Reserves		69.417	59.634
Retained earnings	(31)	714.323	572.326

Equity attributable to equity holders of the parent		2.598.097	2.420.016

Total liabilities and equity		4.043.898	3.921.457

Issued and outstanding shares (in thousands)
Authorized common shares: 410.000, EUR 0,01 par value		233.115	232.074
Preference shares: 450.000, EUR 0,01 par value		0	0
Financing shares: 40.000, EUR 0,01 par value		0	0

Consolidated Financial Statements | LIABILITIES AND EQUITY | F - 2

QIAGEN N.V.

Consolidated Income Statement

for the year ended December 31, 2010

(in US$ thousands, except per share data)	Note	2010	2009 1)
Net sales		1.087.431	1.009.825
Cost of sales		(308.770)	(281.731)
Cost of sales acquisition related		(1.322)	(7.424)
Purchased intangibles amortization		(61.777)	(53.597)

Gross profit		715.562	667.073
Other operating income		6.385	9.228
Research and development expense		(114.778)	(97.890)
Sales and marketing expense		(267.484)	(242.854)
General and administrative, integration and other expense	(12)	(111.582)	(117.915)
Purchased intangibles amortization		(26.588)	(21.348)
Other operating expense		(5.017)	(9.741)

Income from operations		196.498	186.553
Financial income		4.472	3.532
Financial expense		(40.560)	(41.555)
Foreign currency gains, net		2.641	5.588
Gain from investments in associates	(24)	2.907	2.523
Other financial income	(14)	604	10.246

Income before tax		166.562	166.887
Income taxes	(15)	(24.565)	(35.253)

Net income for the period		141.997	131.634

- attributable to equity holders of the parent		141.997	131.634
Earnings per share attributable to equity holders of the parent - basic and diluted 2)
Weighted average number of common shares (basic)		232.635	206.928
Basic in US$ per share	(8)	$0,61	$0,64
Weighted average number of common shares (diluted)		235.478	209.645
Diluted in US$ per share	(8)	$0,60	$0,63

1)	Certain amounts shown here do not correspond to the consolidated financial statements of 2009 as several new line items were included. A detailed description is provided in Note 5.3.
2)	Please refer to Note 9 for details on the adjusted earnings per share.

Consolidated Financial Statements | INCOME | F - 3

QIAGEN N.V.

Consolidated statement of comprehensive Income

for the year ended December 31, 2010

(in US$ thousands)	Note	2010	2009
Net income for the period		141.997	131.634

Cash flow hedge reserve:
Gains /(losses) on hedging contracts		14.636	(13.278)
Gains /(losses) during the year of interest rate contracts		0	537
Reclassification adjustments for gains/(losses) included in the income statement		(8.874)	8.367

Net gain/ (loss) on cash flow hedging contracts		5.762	(4.374)
Income Tax	(15)	(2.079)	1.209

Cash flow hedge reserve, net of tax		3.683	(3.165)

Foreign currency translation reserve:
Foreign currency translation differences		5.966	48.518
Income Tax	(15)	134	(4.056)

Foreign currency translation reserve, net of tax:		6.100	44.462

Comprehensive income for the period, net of tax		9.783	41.297

Total Comprehensive income		151.780	172.931

- attributable to equity holders of the parent		151.780	172.931

Consolidated Financial Statements | OTHER COMPREHENSIVE INCOME | F - 4

QIAGEN N.V.

Consolidated statement of cash flows

for the year ended December 31, 2010

(in US$ thousands)	Note	2010	2009
Net income		141.997	131.634
Adjustments to reconcile to net cash flows:
Depreciation, amortization and impairment of intangible and other fixed assets		154.149	138.678
Non-cash impacts from convertible bond		15.135	15.176
Gain on sale of investments		0	(11.501)
Deferred income taxes		(25.021)	(22.966)
Share based compensation		13.592	9.747
Other non cash items		(11.325)	7.644
(Increase) / decrease in accounts receivable		(6.884)	(25.213)
(Increase) / decrease in inventories		2.348	(21.534)
(Increase) / decrease in income tax receivables		2.052	16.283
(Increase) / decrease in other assets		1.889	(19.043)
Increase / (decrease) in accounts payable		3.482	(9.076)
Increase / (decrease) in accrued and other liabilities		(32.041)	26.046
Increase / (decrease) in income tax payables		12.401	8.966

Net cash provided by operating activities		271.774	244.841
Purchases of property, plant and equipment		(79.666)	(42.138)
Purchases of intangible assets		(44.243)	(27.220)
Capitalization of development expenses		(17.892)	(20.875)
Proceeds from sale of equipment		3.474	869
Sale / (purchase) of available-for-sale assets		(66.077)	(40.000)
Sale / (purchase) of investments		7.985	1.477
Cash paid for acquisitions, net of cash acquired		(36.985)	(234.732)

Net cash used in investing activities		(233.404)	(362.619)
Proceeds from long-term debt		3.016	0
Repayments of debt		(50.000)	(25.000)
Principal payments on finance leases		(3.262)	(2.991)
Issuance of common shares		11.241	650.492
Other financing activities		814	(210)

Net cash provided by financing activities		(38.191)	622.291
Effect of exchange rate changes on cash and cash equivalents		2.837	(12.114)

Net increase / (decrease) in cash and cash equivalents		3.016	492.399
Cash and cash equivalents at January 1st		827.338	334.939

Cash and Cash Equivalents at December 31st	(16)	830.354	827.338

Supplemental cash flow disclosures:
Cash paid for interest		(5.039)	(6.597)
Cash received for interest		4.310	3.532
Cash paid for income taxes		(33.781)	(36.003)
Non-cash investing and financing transactions:
Equipment purchased through finance lease		1.185	376

Consolidated Financial Statements | CASH FLOW | F - 5

QIAGEN N.V.

Consolidated statement of changes in equity

for the year ended December 31, 2009

(in U$ thousands)		Common shares	Share premium	Retained earnings	Cash flow hedge reserve	Foreign currency translation	Reserves	Attributable to equity holders of the parent
At January 1, 2009		2.212	1.117.390	440.692	(2.162)	20.499	18.337	1.578.631
Net income for the period		0	0	131.634	0	0	0	131.634
Other comprehensive income (loss)		0	0	0	(3.165)	44.462	41.297	41.297

Total comprehensive Income		0	0	131.634	(3.165)	44.462	41.297	172.931
Tax benefit of employee stock plans		0	3.363	0	0	0	0	3.363
Share-based payments		0	14.600	0	0	0	0	14.600
Employee stock plans		37	26.883	0	0	0	0	26.920
Transaction costs		0	(16.835)	0	0	0	0	-16.835
Issuance of share capital		462	639.944	0	0	0	0	640.406

At December 31, 2009		2.711	1.785.345	572.326	(5.327)	64.961	59.634	2.420.016

for the year ended December 31, 2010

(in U$ thousands)	Note	Common shares	Share premium	Retained earnings	Cash flow hedge reserve	Foreign currency translation	Reserves	Attributable to equity holders of the parent
At January 1, 2010		2.711	1.785.345	572.326	(5.327)	64.961	59.634	2.420.016
Net income for the period	(31)	0	0	141.997	0	0	0	141.997
Other comprehensive income		0	0	0	3.683	6.100	9.783	9.783

Total comprehensive Income		0	0	141.997	3.683	6.100	9.783	151.780
Tax benefit of employee stock plans		0	445	0	0	0	0	445
Share-based payments		0	14.615	0	0	0	0	14.615
Employee stock plans	(32)	13	11.228	0	0	0	0	11.241

At December 31, 2010		2.724	1.811.633	714.323	(1.644)	71.061	69.417	2.598.097

Consolidated Financial Statements | EQUITY CHANGES | F - 6

QIAGEN N.V.

QIAGEN N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2010

1.	Corporate Information

QIAGEN N.V. is a public limited liability company (‘naamloze vennootschap’) under Dutch law with registered office at Spoorstraat 50, Venlo, The Netherlands. QIAGEN N.V. as the holding company and Subsidiaries (‘the Company’, ‘Group’, ‘we’ or ‘QIAGEN’) is a leading provider of innovative sample and assay technologies. These technologies –consumable products such as sample and assay kits and automated instrumentation systems – empower customers to transform raw biological samples into valuable molecular information. We serve four major customer classes: molecular diagnostics laboratories, academic researchers, pharmaceutical research and development groups, and applied testing customers in fields such as forensics, veterinary diagnostics, food safety and biosecurity. We market our products in more than 100 countries.

The consolidated financial statements of QIAGEN for the year ended December 31, 2010 were authorized for issue in accordance with a resolution of the Board of Directors on April 21, 2011.

2.	Basis of Preparation

The consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments and available-for-sale financial instruments that have been measured at fair value. The consolidated financial statements are presented in U.S. Dollar (US$) and all values are rounded to the nearest thousand ($000) except when otherwise indicated.

3.	Statement of Compliance

The consolidated financial statements of QIAGEN have been prepared in accordance with international Financial Reporting standards (IFRS) as endorsed by the European Union (EU).

4.	Consolidation Principles

The consolidated financial statements comprise the financial statements of the Group and its subsidiaries as at December 31, 2010.

Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All intra-group balances, income and expenses, unrealized gains and losses and dividends resulting from intra-group transactions are eliminated in full.

A change in the ownership interest of a subsidiary, without a change of control, is accounted for as an equity transaction.

If the Group loses control over a subsidiary, it derecognizes the assets (including goodwill) and liabilities of the subsidiary, the cumulative translation differences, recorded in equity, recognizes the fair value of the consideration received, recognizes the fair value of any investment retained, any surplus or deficit in profit or loss and reclassifies the parent’s share of components previously recognized in other comprehensive income to profit or loss.

Consolidated Financial Statements | NOTES | F - 7

QIAGEN N.V.

5.	Changes in Accounting Policy and Disclosures

5.1.	The Group has adopted the following new and amended IFRSs and IFRIC interpretations as of January 1, 2010:

(a) IAS 39 Financial Instruments: Recognition and Measurement – Eligible Hedged Items (Amended)

This amendment was issued in July 2008 and is effective for financial years beginning on or after July 1, 2009. The amendment addresses the designation of a one-sided risk in a hedged item, and the designation of inflation as a hedged risk or portion in particular situations. The Group has concluded that the amendment will have no impact on the financial position or performance of the Group, as the Group has not entered into any such hedges.

(b) IFRIC 17 Distributions of Non-cash Assets to Owners

This interpretation provides guidance on accounting for arrangements whereby an entity distributes non-cash assets to shareholders either as a distribution of reserves or as dividends. The interpretation has no effect on neither the financial position nor the performance of the Group.

(c) Other Improvements to International Financial Reporting Standards as issued in May 2008 and April 2009 and effective on or after January 1, 2010.

The resulting amendments to several existing Standards were implemented on their respective effective dates and did not have any impact on the financial performance or position of QIAGEN.

•	Issued in May 2008

IFRS 5 Non-current Assets Held for Sale and Discontinued Operations: Clarifies that when a subsidiary is classified as held for sale, all its assets and liabilities are classified as held for sale, even when the entity remains a non-controlling interest after the sale transaction.

•	Issued in April 2009

IFRS 5 Non-current Assets Held for Sale and Discontinued Operations: Clarifies that the disclosures required in respect of non-current assets and disposal groups classified as held for sale or discontinued operations are only those set out in IFRS 5.

IAS 7 Statement of Cash Flows: States that only expenditure that results in recognising an asset can be classified as a cash flow from investing activities. This amendment will impact amongst others, the presentation in the statement of cash flows of the contingent consideration on the business combination completed in 2010 upon cash settlement.

IAS 36 Impairment of Assets: The amendment clarifies that the largest unit permitted for allocating goodwill, acquired in a business combination, is the operating segment as defined in IFRS 8 before aggregation for reporting purposes.

IAS 1 Presentation of Financial Statements Current/Non-Current Classification of Convertible Instruments: The amendment clarifies that the potential settlement of a liability by the issue of equity is not relevant to its classification as current or non-current.

IFRS 8 Operating Segments: Clarifies that segment assets and liabilities need only be reported when those assets and liabilities are included in measures that are used by the chief operating decision maker. As the chief operating decision maker does not review segment assets and liabilities, QIAGEN changed the disclosure of segment assets and liabilities as described in Note 5.3.

Consolidated Financial Statements | NOTES | F - 8

QIAGEN N.V.

5.2.	The Group has early adopted as from January 1, 2009, the following new and amended IFRSs and IFRIC interpretations mandatory for the first time for the financial year beginning January 1, 2010:

(a) IFRS 2 Share-based Payment (Amended, early adopted in 2009).

(b) IFRS 3 Business Combinations (Revised, early adopted in 2009) and IAS 27 Consolidated and Separate Financial Statements (Amended, early adopted in 2009).

5.3.	New and amended IFRSs and IFRIC interpretations not effective for the financial year beginning January 1, 2010 :

The Group has not early adopted and does not expect any significant impact on the financial performance relating to the new and amended standards and interpretations:

IAS 24 (revised), ‘Related party disclosures’ mandatory for periods beginning on or after January 1, 2011.

IAS 32 (amended) ‘Classification of rights issues’. The amendment applies to annual periods beginning on or after February 1, 2010.

IFRIC 19, ‘Extinguishing financial liabilities with equity instruments’, effective July 1, 2010.

IFRIC 14 (amended) ‘Prepayments of a minimum funding requirement’, effective for annual periods beginning January 1, 2011.

Improvements to IFRS (issued 2010) generally effective for periods beginning on or after January 1, 2011.

5.4.	Changes in Accounting Policy and Presentation

Segment Reporting

In connection with recent acquisitions and internal restructurings, the Company has determined it operates as one operating segment in accordance with IFRS 8 Operating Segments. The Company’s chief operating decision maker (CODM) makes decisions based on the Company as a whole. With revenues derived from our entire product and service offerings, it is not practicable to provide a detail of revenues for each group of similar products and services or for each customer group, as discrete financial information is not available. Accordingly, we operate as one reporting segment. However, we do provide certain revenue information by customer class to allow better insight into our operations. This information is estimated using certain assumptions to allocate revenue among the customer classes.

Certain reclassifications of prior year amounts have been made to conform to the current year presentation, including reclassifications related to the Company’s single segment reporting under IFRS 8 Operating Segments.

Consolidated Financial Statements | NOTES | F - 9

QIAGEN N.V.

Changes in Presentation

(i) QIAGEN has started to present additional line items in the consolidated income statement in connection with the reconciliation of reported results to adjusted results. The company believes that this change improves the comparability of results with the company’s competitors and its own prior periods. As a result the following adjustments were made to the financial statements as of and for the year ended December 31, 2010:

(in US$ thousands)	2009 as restated	adjustment	2009 as reported
Net sales	1.009.825	0	1.009.825
Cost of sales	(281.731)	61.021	(342.752)
Cost of sales acquisition related	(7.424)	(7.424)	0
Purchased intangibles amortization	(53.597)	(53.597)	0
Gross profit	667.073	0	667.073
Other operating income	9.228	0	9.228
Research and development expense	(97.890)	3.127	(101.017)
Sales and distribution expense	(242.854)	20.181	(263.035)
General and administrative, integration and other expense	(117.915)	(1.960)	(115.955)
Purchased intangibles amortization	(21.348)	(21.348)	0
Other operating expense	(9.741)	0	(9.741)
Income from operations	186.553	0	186.553

(ii) The Group has changed the presentation of current and non-current finance lease obligations under a separate line item in the consolidated statement of financial position and disclose them within other current/ non-current liabilities. A reclassification of prior year disclosure has been made to conform to the current year presentation. Please refer to notes 27 and 28 for further information.

6.	Significant Accounting Estimates and Judgments

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are described below.

Impairment of Assets

Assets are tested or reviewed for impairment in accordance with the accounting policy stated under Note 7.21. Considerable management judgment is necessary to identify impairment indicators and to estimate future sales and expenses, which underlie the discounted future cash flow projection. Factors such as changes in the planned use of buildings, machinery and equipment, closing of facilities, lower than anticipated sales for products with capitalized rights, changes in the legal framework covering patents, technology rights or licenses could result in shortened useful lives or impairment losses to be recognized in the period in which such determination is made.

Consolidated Financial Statements | NOTES | F - 10

QIAGEN N.V.

Development Costs

Development costs are capitalized in accordance with the accounting policy stated under Note 7.5. Determining the amounts to be capitalized requires management to make assumptions regarding the expected future cash generation of the assets, discount rates to be applied and the expected period of benefits. During 2010 the management reviewed the carrying amount of projects and assessed whether they were impaired or not. As per end of December 31, 2010, we considered an impairment loss of US$ 1.453 (December 31, 2009: US$2.334), included in amortization of capitalized development costs under R&D expenses.

Income Taxes

The Group is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining provisions for income taxes. Some of these estimates are based on interpretations of existing laws or regulations. Various internal and external factors, such as changes in tax laws, regulations and rates, changing interpretations of existing tax laws or regulations, future level of research and development spending and changes in overall levels of pre-tax income may have favorable or unfavorable effects on the income tax and deferred tax provisions in the period in which such determination is made.

Deferred tax assets are recognized in accordance with the accounting policy stated in Note 7.10. Deferred tax assets are recognized for net operating loss carry-forwards to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized based upon the likely timing and level of future taxable profits.

Share-Based Payments

The Company utilizes the Black-Scholes-Merton valuation model for estimating the fair value of its stock options as stated under Note 32. ‘Share-Based Payments’. Option valuation models, including Black-Scholes-Merton, require the input of highly subjective assumptions, and changes in the assumptions used can materially affect the grant date fair value of an award:

•	Risk-Free Interest Rate: This is the average U.S. Treasury rate (having a term that most closely resembles the expected life of the option) at the date the option was granted.

•	Dividend Yield: These are the dividends expected on the shares (if appropriate).

•

Expected Volatility: Volatility is a measure of the amount by which a financial variable such as a share price has fluctuated (historical volatility) or is expected to fluctuate (expected volatility) during a period. The Company uses a combination of the historical volatility of its stock price and the implied volatility of market-traded options of the Company’s stock to estimate the expected volatility assumption input to the Black-Scholes model in accordance with IFRS 2 ‘Share-based Payment’. The Company’s decision to use a combination of historical and implied volatility is based upon the availability of actively traded options of its stock and its assessment that such a combination is more representative of future expected stock price trends.

•

Expected Life of the Option: This is the period of time that the options granted are expected to remain outstanding. The Company estimated the expected life by considering the historical exercise behavior. The Company uses an even exercise methodology, which assumes that all vested, outstanding options are exercised uniformly over the balance of their contractual life.

•

Forfeiture Rate: This is the estimated percentage of options granted that are expected to be forfeited or cancelled on an annual basis before becoming fully vested. The Company estimated the forfeiture rate based on historical forfeiture experience.

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Restricted Stock Units

Restricted stock units represent rights to receive common Shares at a future date. The fair market value is determined based on the number of restricted stock units granted and the market value of the Company’s shares on the grant date. The fair market value at the time of the grant, less an estimate for pre-vesting forfeitures, is amortized to expense over the vesting period.

7.	Summary of Significant Accounting Policies

7.1. Business Combinations

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value and the amount of any non-controlling interest in the acquiree. Acquisition related costs incurred are expensed.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration which is deemed to be an asset or liability will be recognized either in profit or loss or as change to other comprehensive income. If the contingent consideration is classified as equity, it shall not be remeasured until it is finally settled within equity.

Goodwill is initially measured at cost being the excess of the consideration transferred over the Group’s net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in profit or loss.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

Where goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained.

Management monitors and makes decisions regarding the Company’s operations on a functional specific and global level. Therefore, we concluded that the consolidated group as a whole qualifies as one cash generating unit.

7.2. Investments in Associates

Investments in associates are accounted for using the equity method. An associate is an entity in which the Group has significant influence, generally participations of 20% or more of the voting power, but over which it does not exercise management control.

Under the equity method, the investment in the associate is carried in the statement of financial position at cost plus post acquisition changes in the Group’s share of net assets of the associate.

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After application of the equity method, the Group determines whether it is necessary to recognize an additional impairment loss on the Group’s investment in its associates. The Group determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case the Group calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the amount in the income statement.

Upon loss of significant influence over the associate, the Group measures and recognizes any retaining investment at its fair value.

7.3. Foreign Currency Translation

The Company’s presentation currency is the U.S. dollar (US$) which is also the parents company’s functional currency. The subsidiaries’ functional currencies are the local currency of the respective country with the exception of QIAGEN Finance (Luxembourg) S.A. and QIAGEN Euro Finance (Luxembourg) S.A. which functional currencies is the U.S. dollar. Statements of financial position prepared in their functional currencies are translated to the presentation currency at exchange rates in effect at the end of the accounting period except for shareholders’ equity accounts, which are translated at rates in effect when these balances were originally recorded. Revenue and expense accounts are translated at a weighted average of exchange rates during the period. The cumulative effect of translation is included in shareholders’ equity. On disposal of the Group Company, such translation differences are recognized in the income statement as part of the gain or loss on sale.

Foreign currency transactions are translated using the exchange rate prevailing at the dates of the transactions. Foreign currency transaction gains and losses are included in the income statement, except for those related to intercompany transactions of a long-term investment nature which represent in substance part of the reporting entity’s net investment in a foreign entity; such gains and losses are included in the cumulative foreign currency translation adjustments component of shareholders’ equity.

The exchange rates of key currencies affecting the Company were as follows:

	Closing rate as at December 31,		Annual average rate
US$ equivalent for one	2010	2009	2010	2009
Euro (EUR)	1,3362	1,4406	1,3268	1,3937
Pound Sterling (GBP)	1,5524	1,6221	1,5457	1,5652
Swiss Franc (CHF)	1,0686	0,9710	0,9612	0,9231
Australian Dollar (AUD)	1,0172	0,8999	0,9198	0,7922
Canadian Dollar (CAD)	1,0030	0,9523	0,9710	0,8798
Japanese Yen (JPY)	0,0123	0,0108	0,0114	0,0107
Chinese Yuan (CNY)	0,1515	0,1465	0,1478	0,1464

7.4. Revenue Recognition

Revenue from the sale of products and from the sale and/or licensing of technologies is recognized upon transfer of significant risks and rewards of ownership to the customer. For instrumentation equipment sales that contain other obligations, such as providing consumables, advanced training, extended warranty services or preventative maintenance contracts, revenue is allocated based on the relative fair values of the individual components as determined by list prices. Revenues for extended warranty services or product maintenance contracts are recognized on a straight-line basis over the contract period.

Revenue from the sales of products is reported net of sales and value added taxes, rebates and discounts and after eliminating sales within the Group. Provisions for rebates and discounts are recognized in the same period that the related sales are recorded, based on the contract terms and historical experience.

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QIAGEN N.V.

Provisions for product returns are made based on historical trends and specific knowledge of any customer’s intent to return products. Royalty and licensing incomes are recognized on an accrual basis in accordance with the economic substance of the agreement. Revenue from the rendering of services is recognized as the service is rendered over the contract period and reported as part of revenue from the sale of products.

Consumable and Related Products

Revenue from consumable product sales is generally recognized upon transfer of title consistent with the shipping terms. Per the Company’s usual shipping terms, title and risk of loss pass to the customer upon delivery of product to the shipping location. The Company maintains a small amount of consignment inventory at certain customer locations. Revenues for the consumable products which are consigned in this manner are recognized upon consumption. The Company generally allows returns of consumable products if the product is returned in a timely manner and in good condition. Allowances for returns are provided for based upon the historical pattern of returns and Management’s evaluation of specific factors that impact the risk of returns.

Related revenue includes license fees, intellectual property and patent sales, royalties and milestone payments. License fees from research collaborations include payments for technology transfer and access rights. Non-refundable, up-front payments received in connection with collaborative research and development agreements are generally deferred and recognized on a straight-line basis over the contract period during which there is any continuing obligation. Payments for milestones, generally based on the achievement of substantive and at-risk performance criteria, are recognized in full at such time as the specified milestone has been achieved according to the terms of the agreement. Royalties from licensees are based on reported sales of licensed products and revenues are calculated based on contract terms when reported sales are reliably measurable, fees are fixed and determinable and collectability is reasonably assured.

Instrumentation

Revenue from instrumentation includes the instrumentation equipment, installation, training and other instrumentation services, such as extended warranty services or product maintenance contracts. Revenue from instrumentation equipment is generally recognized when title passes to the customer, upon either shipment or written customer acceptance after satisfying any installation and training requirements. For instrumentation equipment sales that contain other obligations, such as providing consumables, advanced training, separately-priced extended warranty services or separately-priced extended maintenance contracts, revenue is first allocated to separately-priced extended warranty or maintenance contracts based on the stated contract price, then the remaining contract value is allocated to the remaining elements based on objective, verifiable evidence of the fair value of the individual components. The price charged when the element is sold separately generally determines its fair value. Revenues for extended warranty services or extended product maintenance contracts are deferred and recognized on a straight-line basis over the contract period.

We also enter into arrangements whereby revenues are derived from multiple deliverables. In these arrangements, we record revenue as the separate elements are delivered to the customer if the delivered item is determined to represent a separate earnings process, there is objective and reliable evidence of the fair value of the undelivered item, and delivery or performance of the undelivered item is probable and substantially in our control. For instruments where installation is determined to be a separate earnings process, the portion of the sales price allocable to the fair value of the installation is deferred and recognized when installation is complete. We determine the fair value of the installation process based on technician labor billing rates, the expected number of hours to install the instrument based on historical experience, and amounts charged by third-parties. We continually monitor the level of effort required for the installation of our instruments to ensure that appropriate fair values have been determined.

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QIAGEN N.V.

Shipping and handling costs charged to customers is recorded as revenue in the period the related product sales revenue is recognized.

7.5. Research and Development

Research costs are expensed as incurred. Development expenditures on an individual project are recognized as an intangible asset when the Group can demonstrate:

•	The technical feasibility of completing the intangible asset so that it will be available for use or sale

•	Its intention to complete and its ability to use or sell the asset

•	How the asset will generate future economic benefits

•	The availability of resources to complete the asset

•	The ability to measure reliably the expenditure during development.

Following initial recognition of the development expenditure as an asset, the cost model is applied requiring the asset to be carried at cost less any accumulated amortization and accumulated impairment losses.

Amortization of the asset begins when development is complete and the asset is available for use. It is amortized over the period of expected future benefit. Amortization is recorded in cost of sales. During the period of development, the asset is tested for impairment annually. The capitalized expenses are amortized on a straight-line basis over their estimated useful lives (between two and twelve years).

7.6. Government Grants

Government grants are recognized where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. Otherwise, payments received under Government grants are recorded as liabilities in the statement of financial position. When the grant relates to an expense item, it is recognized over the period necessary to match the grant on a systematic basis to the costs that it is intended to compensate. Where the grant relates to an asset, the fair value of the grant is deducted from the carrying amount of the asset, resulting in a reduction of the depreciation of the asset.

7.7. Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the respective assets (qualifying asset). All other borrowing costs are expensed in the period they occur.

7.8. Pension Obligations

The Group operates a number of defined benefit and defined contribution plans. For defined benefit plans, the Group companies provide for benefits payable to their employees on retirement by charging current service costs to income. The defined benefit liability comprises the present value of the defined benefit obligation less past service cost and actuarial gains and losses not yet recognized and less the fair value of plan assets out of which the obligations are to be settled directly. Defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method, which reflects services rendered by employees to the date of valuation, incorporates assumptions concerning employees’ projected salaries and uses interest rates of highly liquid corporate bonds which have terms to maturity approximating the terms of the related liability. Significant actuarial gains or losses arising from experience adjustments, changes in actuarial assumptions and amendments to pension plans are charged or credited to income over the average service life of the related employees when they exceed the corridor. The Group’s contributions to the defined contribution pension plans are charged to the income statement in the year to which they relate. The cost of providing benefits under the defined benefit plans is determined separately for each plan using the projected unit credit method. Actuarial gains and losses are recognized as income or expense

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QIAGEN N.V.

when the net cumulative unrecognized actuarial gains and losses for each individual plan at the end of the previous reporting period exceed 10% of the higher of the defined benefit obligation and the fair value of plan assets at that date. These gains or losses are recognized over the expected average remaining working lives of the employees participating in the plans.

7.9. Share-Based Payments

The Company has a stock option plan, which is described in detail under 32. ‘Share-Based Payments’. A compensation charge is calculated at the date the options are granted. This charge is recognized over the stock option’s vesting period. When the option is exercised, the proceeds received net of any transaction costs are credited to share capital and share premium.

7.10. Taxation

Taxes reported in the consolidated income statements include current and deferred income taxes.

Current income tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, by the reporting date, in the countries where the Group operates and generates taxable income.

Current income tax relating to items recognized directly in equity is recognized in equity and not in the income statement. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred tax

Deferred tax is provided using the liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax relating to items recognized outside profit or loss is recognized outside profit or loss. Deferred tax items are recognized in correlation to the underlying transaction either in other comprehensive income or directly in equity.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

7.11. Financial Assets

Financial assets within the scope of IAS 39 are classified as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale financial assets, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Group determines the classification of its financial assets at initial recognition.

All financial assets are recognized initially at fair value plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs.

The Group’s financial assets include cash and short-term deposits, trade and other receivables, loan and other receivables, quoted and unquoted financial instruments, and derivative financial instruments.

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QIAGEN N.V.

Financial assets are derecognized when the rights to receive cash flows from the assets have expired, the Group retains the right to receive cash flows from the assets, but has assumed an obligation to pay them in full without material delay to a third party under a ‘pass through’ arrangement, or the Group has transferred its rights to receive cash flows from the assets and either (a) has transferred substantially all the risks and rewards of the assets or (b) has neither transferred nor retained substantially all the risks and rewards of the assets, but has transferred control of the assets.

Where the Group has transferred its rights to receive cash flows from assets and has neither transferred nor retained substantially all the risks and rewards of the assets nor transferred control of the assets, the assets are recognized to the extent of the Group’s continuing involvement in the assets. Continuing involvement that takes the form of a guarantee over the transferred assets is measured at the lower of the original carrying amount of the assets and the maximum amount of consideration that the Group could be required to repay.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include derivative financial instruments not designated as hedging instrument and financial assets designated upon initial recognition at fair value through profit or loss. Financial assets are classified as at fair value through profit or loss if they are acquired for the purpose of selling or repurchasing in the near term. This category includes derivative financial instruments entered into by the Group that are not designated as hedging instruments in hedge relationships as defined by IAS 39 Derivatives. Financial assets at fair value through profit and loss are carried in the statement of financial position at fair value with changes in fair value recognized in finance income or finance cost in the income statement.

The Group has not designated any financial assets upon initial recognition as at fair value through profit or loss.

The Group evaluated its financial assets at fair value through profit and loss whether the intent to sell them in the near term is still appropriate. When the Group is unable to trade these financial assets due to inactive markets and management’s intent to sell them in the foreseeable future significantly changes, the Group may elect to reclassify these financial assets in rare circumstances. The reclassification to loans and receivables, available-for-sale or held to maturity depends on the nature of the asset. This evaluation does not affect any financial assets designated at fair value through profit or loss using the fair value option at designation.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such financial assets are subsequently measured at amortized cost using the effective interest rate method, less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fee or costs that are an integral part of the effective interest rate.

The effective interest rate amortization is included in finance income in the income statement. The losses arising from impairment are recognized in the income statement in finance costs

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QIAGEN N.V.

Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as held-to maturity when the Group has the positive intention and ability to hold it to maturity. After initial measurement held-to-maturity investments are measured at amortized cost using the effective interest method, less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fee or costs that are an integral part of the effective interest rate. The effective interest rate amortization is included in finance income in the income statement. The losses arising from impairment are recognized in the income statement in finance costs. The Group did not have any held-to-maturity investments during the years ended 31 December 2010 and 2009.

Available-for-sale financial investments

Available-for-sale financial investments include equity and debt securities. Equity investments classified as available-for sale are those, which are neither classified as held for trading nor designated at fair value through profit or loss. Debt securities in this category are those which are intended to be held for an indefinite period of time and which may be sold in response to needs for liquidity or in response to changes in the market conditions.

After initial measurement, available-for-sale financial investments are subsequently measured at fair value with unrealized gains or losses recognized as other comprehensive income in the available-for-sale reserve until the investment is derecognized, at which time the cumulative gain or loss is recognized in other financial income and expense, or determined to be impaired, at which time the cumulative loss is recognized in the income statement in other financial income and expense and removed from the available-for-sale reserve.

The Group evaluated its available-for-sale financial assets whether the ability and intention to sell them in the near term is still appropriate. When the Group is unable to trade these financial assets due to inactive markets and management’s intent significantly changes to do so in the foreseeable future, the Group may elect to reclassify these financial assets in rare circumstances. Reclassification to loans and receivables is permitted when the financial asset meets the definition of loans and receivables and has the intent and ability to hold these assets for the foreseeable future or maturity.

For a financial asset reclassified out of the available-for-sale category, any previous gain or loss on that asset that has been recognized in equity (Available-for-sale reserve in other comprehensive income) is amortized to profit or loss over the remaining life of the investment using the effective interest rate. Any difference between the new amortized cost and the expected cash flows is also amortized over the remaining life of the asset using the effective interest rate. If the asset is subsequently determined to be impaired then the amount recorded in equity is reclassified to the income statement other financial income and expense.

7.12. Financial Liabilities

Financial liabilities within the scope of IAS 39 are classified as financial liabilities at fair value through profit or loss, loans and borrowings, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Group determines the classification of its financial liabilities at initial recognition.

All financial liabilities are recognized initially at fair value and in the case of loans and borrowings, plus directly attributable transaction costs.

The Group’s financial liabilities include trade and other payables, bank overdraft, loans and borrowings, financial guarantee contracts, and derivative financial instruments.

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.

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QIAGEN N.V.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the income statement.

Financial liabilities at fair value through profit or loss

Financial liabilities are classified at fair value through profit or loss if they are acquired for the purpose of selling in the near term. This category includes derivative financial instruments entered into by the Group that are not designated as hedging instruments in hedge relationships as defined by IAS 39.

Gains or losses on liabilities at fair value through profit or losses are recognized in the income statement.

The Group has not designated any financial liabilities upon initial recognition as at fair value through profit or loss.

Loans and borrowings

After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the effective interest rate method. Gains and losses are recognized in the income statement when the liabilities are derecognized as well as through the effective interest rate method amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fee or costs that are an integral part of the effective interest rate. The effective interest rate amortization is included in finance cost in the income statement.

7.13. Offsetting of Financial Instruments

Financial assets and financial liabilities are offset and the net amount reported in the consolidated statement of financial position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

7.14. Fair Value of Financial Instruments

The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices or dealer price quotations (mid price), without any deduction for transaction costs.

For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques. Such techniques may include using recent arm’s length market transactions; reference to the current fair value of another instrument that is substantially the same; discounted cash flow analysis or other valuation models.

An analysis of fair values of financial instruments and further details as to how they are measured are provided in Note 29 ‘Fair Value Measurements’.

7.15. Derivative Financial Instruments and Hedge Accounting

Initial recognition and subsequent measurement The Group uses derivative financial instruments such as forward currency contracts and interest rate swaps contracts to hedge its foreign currency risks and interest rate risks. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

Any gains or losses arising from changes in fair value on derivatives are taken directly to the income statement, except for the effective portion of cash flow hedges, which is recognized in other comprehensive income (cash flow hedge reserve).

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QIAGEN N.V.

For the purpose of hedge accounting, hedges are classified as:

•

Cash flow hedges when hedging exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction or the foreign currency risk in an unrecognized firm commitment

At the inception of a hedge relationship, the Group formally designates and documents the hedge relationship to which the Group wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

Cash flow hedges

The effective portion of the gain or loss on the hedging instrument is recognized directly as other comprehensive income in the cash flow hedge reserve, while any ineffective portion is recognized immediately in the income statement in finance costs.

Amounts recognized as other comprehensive income are transferred to the income statement when the hedged transaction affects profit or loss, such as when the hedged financial income or financial expense is recognized or when a forecast sale occurs. Where the hedged item is the cost of a non-financial asset or non-financial liability, the amounts recognized as other comprehensive income are transferred to the initial carrying amount of the nonfinancial asset or liability.

If the forecast transaction or firm commitment is no longer expected to occur, the cumulative gain or loss previously recognized in equity are transferred to the income statement. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, any cumulative gain or loss previously recognized in other comprehensive income remains in other comprehensive income until the forecast transaction or firm commitment affects profit or loss.

The Group uses forward currency contracts as hedges of its exposure to foreign currency risk in forecasted transactions and firm commitments. Refer to Note 36 for more details.

7.16. Cash and Cash Equivalents

Cash and cash equivalents consist of cash on deposit in banks and other cash invested temporarily in various instruments that are short-term and highly liquid, and having an original maturity of less than 90 days at the date of purchase and which are readily convertible to known amounts of cash. This definition is also used for the consolidated statements of cash flows. The Company maintains its cash accounts in highly qualified institutions.

7.17. Inventories

Inventories are stated at the lower of cost and net realizable value. The first-in, first-out (FIFO) method of valuation is used. The cost of work in process and finished goods includes raw materials, direct labor and production overhead expenditure based upon normal operating capacity. Net realizable value is the estimated selling price in the ordinary course of business less the cost of completion and distribution expenses. Provisions are established for slow-moving and obsolete inventory.

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QIAGEN N.V.

7.18. Property, Plant and Equipment

Property, plant and equipment, including equipment under finance lease, are stated at cost of acquisition or construction cost less accumulated depreciation and accumulated impairment in value. Depreciation is computed using the straight-line and declining balance methods over the following estimated useful lives of the assets:

Buildings and improvements	1-40 years
Machinery and equipment	1-15 years
Furniture and office equipment	1-15 years

Land is not depreciated. Construction costs include borrowing costs and operating expenses that are directly attributable to items of property, plant and equipment capitalized during construction. Borrowing costs incurred for the construction of any qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use. Subsequent expenditure on an item of property, plant and equipment is capitalized at cost only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. Repair and maintenance costs are expensed as incurred. Gains and losses on disposal or retirement of items of property, plant and equipment are determined by comparing the proceeds received with the carrying amounts and are included in the consolidated income statements. The asset’s residual values, useful lives and methods of depreciation are reviewed, and adjusted if appropriate, at each financial year end.

7.19. Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at inception date: whether fulfillment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset.

Group as a lessee

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the commencement of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in the income statement.

Leased assets are depreciated over the useful life of the asset. However, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term.

Operating lease payments are recognized as an expense in the income statement on a straight line basis over the lease term.

Group as a lessor

Leases where the Group does not transfer substantially all the risks and benefits of ownership of the asset are classified as operating leases. Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same bases as rental income. Contingent rents are recognized as revenue in the period in which they are earned.

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QIAGEN N.V.

7.20. Intangible Assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is its fair value as at the date of acquisition. Expenditure on acquired technology rights, patents, trademarks and licenses are capitalized as intangible assets when it is probable that future economic benefits will flow to the Group and the cost can be measured reliably. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses.

Amortization expense related to developed technology and patent and license rights acquired in a business combination is included in cost of sales. Amortization of trademarks, customer base and non-compete agreements acquired in a business combination is recorded in operating expense under the caption “purchased intangibles amortization.” Amortization expenses of intangible assets not acquired in a business combination are recorded within cost of sales, research and development, or sales and marketing line items based on the use of the asset.

The useful lives of intangible assets are assessed as either finite or indefinite. Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life is reviewed at least at each financial year end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the income statement in the expense category consistent with the function of the intangible asset.

Technology rights, patents, trademarks and licenses are amortized on a straight-line basis over their estimated useful lives as follows:

Technology rights and patents	5-15 years
Computer software	1-10 years
Development expenses	3-14 years
Other intellectual properties	3-14 years

7.21. Impairment

Impairment of financial assets

The Group assesses at each reporting date whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset (an incurred ‘loss event’) and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

Consolidated Financial Statements | NOTES | F - 22

QIAGEN N.V.

Impairment of non-financial assets

The Group assesses at each reporting date whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s (CGU) fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators.

Impairment losses are recognized in the income statement in those expense categories consistent with the function of the impaired asset, except for property previously revalued where the revaluation was taken to other comprehensive income. In this case, the impairment is also recognized in other comprehensive income up to the amount of any previous revaluation.

For assets excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Group estimates the asset’s or cash-generating unit’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the income statement unless the asset is carried at a revalued amount, in which case the reversal is treated as a revaluation increase.

Goodwill

Goodwill is tested for impairment annually and when circumstances indicate that the carrying value may be impaired.

Impairment is determined for goodwill by assessing the recoverable amount of each cash-generating unit (or group of cash-generating units) to which the goodwill relates. Where the recoverable amount of the cash generating unit is less than their carrying amount an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

Intangible assets

Intangible assets with indefinite useful lives are tested for impairment annually as at December 31 either individually or at the cash generating unit level, as appropriate and when circumstances indicate that the carrying value may be impaired.

Consolidated Financial Statements | NOTES | F - 23

QIAGEN N.V.

7.22. Provisions

Provisions are recognized by the Group when a present legal or constructive obligation exists as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. Where the effect of the time value of money is material, the amount of a provision is the present value of the expenditures expected to be required to settle the obligation. Where discounting is used, the increase in the provision due to the passage of time is recognized as a financing cost.

Restructuring provisions are recorded in the period in which management has committed to a detailed formal plan, has raised a valid expectation in those affected that it will carry out the restructuring and it becomes probable that a liability will be incurred and the amount can be reasonably estimated. Restructuring provisions comprise lease termination penalties, other penalties and employee termination payments.

7.23. Segment Reporting

In connection with recent acquisitions and internal restructurings, the Company has determined it operates as one operating segment. The Company’s chief operating decision maker (CODM) makes decisions based on the Company as a whole. In addition, the Company shares the common basis of organization and types of products and services which derive revenues and consistent product margins. Accordingly, the Company operates and makes decisions as one reporting unit. Certain reclassifications of prior year amounts have been made to conform to the current year presentation, including reclassifications related to the Company’s single segment reporting in accordance with IFRS 8.

7.24. Cash flow Statement

The cash flow statement provides an explanation of the changes in cash and cash equivalents. It is prepared on the basis of a comparison of the statements of financial position as of January 1 and December 31 using the indirect method. Investing and financing transactions that do not require the use of cash or cash equivalents have been excluded from the cash flow statement. In 2010 and 2009 such eliminations primarily related to non-cash impacts from the convertible bonds.

8.	Earnings per Share

Basic Earnings per Share

Basic earnings per share is calculated by dividing the net income attributable to shareholders by the weighted average number of shares outstanding during the year.

Diluted earnings per share

For diluted earnings per share, the weighted average number of common shares outstanding is adjusted to assume conversion of all potential dilutive shares arising from outstanding stock options and the convertible bond. For stock options, a calculation is made to determine the number of shares that could have been acquired at fair value based on proceeds from the exercise of stock options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the stock options. The difference is added to the denominator as additional shares for no consideration. There is no adjustment made to the numerator. In 2010, share equivalents of 2.843.000 common shares (2009: 2.717.000 common shares) arising from stock options granted to employees and directors were included in calculating diluted earnings per share. In 2010, 2.152.000 outstanding stock options (2009: 2.627.000 stock options) were not considered in the calculation as they were anti-dilutive.

Consolidated Financial Statements | NOTES | F - 24

QIAGEN N.V.

For the convertible bonds, the number of shares into which the bonds are assumed to be fully convertible is added to the denominator. The numerator is increased by eliminating the interest expense, net of tax, that would not be incurred if the bonds were converted. In 2010 and 2009, the effect of the convertible bonds was excluded from calculating diluted earnings per share as it was antidilutive.

9.	Reconciliation of Reported to Adjusted Results (Non-IFRS)

(in US$ thousands, except per share data)	2010	2009
Gross profit, as reported	715.562	667.073
Business integration, acquisition related and restructering costs	1.322	7.424
Purchased intangibles amortization	61.777	53.597
Share-based compensation	932	799
Gross profit, as adjusted	779.593	728.893

Gross margin, as adjusted	71,7%	72,2%

Income from operations, as reported	196.498	186.553
Business integration, acquisition related and restructering cost	20.808	34.327
Purchased intangibles amortization	88.365	74.945
Share-based compensation	13.592	9.747

Income from operations, as adjusted	319.263	305.572

Operating margin, as adjusted	29,4%	30,3%

Income before tax, as reported	166.562	166.887
Business integration, acquisition related and restructering cost	21.224	34.327
Purchased intangibles amortization	88.365	74.945
Share-based compensation	13.592	9.747
Interest expense from bifurcation of convertible debt	14.332	13.464
Other financial income	(604)	(10.246)

Income before tax, as adjusted	303.471	289.124

Income taxes as reported	(24.565)	(35.253)
Income taxes on adjustments	(44.452)	(45.097)

Net income for the period, as adjusted	234.454	208.774

Effective income tax rate, as reported	14,7%	21,1%
Effective income tax rate, as adjusted	22,7%	27,8%
Earnings per share attributable to equity holders of the parent - as adjusted
Weighted average number of common shares (diluted)	235.478	209.645
Diluted in US$ per share, as adjusted	$1,00	$1,00
Diluted in US$ per share, as reported	$0,60	$0,63

Consolidated Financial Statements | NOTES | F - 25

QIAGEN N.V.

QIAGEN has regularly reported adjusted results, to give additional insight into its financial performance. Adjusted results should be considered in addition to the reported results prepared in accordance with International Financial Reporting Standards, but should not be considered as a substitute. The company believes certain items should be excluded from adjusted results when they are outside of its ongoing core operations, vary significantly from period to period, or affect the comparability of results with the company’s competitors and its own prior periods.

10.	Acquisitions and Divestitures

2010 Acquisitions

In 2010, the Company completed two acquisitions which individually were not significant to the overall consolidated financial statements. The Company acquired 100% of the shares of ESE GmbH, a privately held developer and manufacturer of UV and fluorescence optical measurement devices. ESE is based in Stockach, Germany. ESE has pioneered the development and manufacturing of optical measurement systems for medical and industrial applications. The systems utilize unique, high-performance and award-winning fluorescence detection technologies integrated into compact modules. The Company has demonstrated that ESE’s fluorescence detection systems can be used to measure signals generated by the Company’s existing testing technologies, including the HDA and tHDA isothermal assay systems. The Company also acquired the food market business of IFP, a Berlin-based company which sells food, veterinary and environmental quality control assays. The transaction was an asset purchase of primarily patents, know-how, intellectual property rights and customer data related to the business. The Company and IFP have entered into license and contract manufacturing agreements under which IFP will perform the production for QIAGEN.

Aggregate consideration paid in 2010 for the acquisitions was US$ 22,7 million and an amount of US$ 2,7 million was retained in an escrow account to cover any claims for breach of any representations, warranties or indemnities. During 2010, US$ 1,4 million of the funds were released, and as a result US$ 1,3 million is included in prepaid expenses and other current assets in the accompanying consolidated statement of financial position. Correspondingly, the Company has recorded pre-acquisition contingencies of US$ 1,3 million which are included in other current liabilities in the accompanying consolidated statement of financial position. Furthermore, the Purchase Agreements for both acquisitions includes milestone payments of up to US$ 8,0 million, of which US$ 0,3 million was paid in 2010.

Final Allocation of 2009 Acquisitions

DxS Ltd. Acquisition

On September 21, 2009, the Company acquired 100% of the outstanding shares of DxS Ltd. (DxS), a privately-held developer and manufacturer of companion diagnostic products headquartered in Manchester, United Kingdom. With this acquisition the Company believes that it has taken a strong leadership position in the new era of personalized healthcare (PHC). The transaction is valued at US$ 94,5 million in cash, plus up to an additional US$ 35,0 million in contingent consideration. The acquisition date fair value of the total consideration was US$ 112,1 million, which consisted of US$ 94,5 million in cash and US$ 17,6 million for the acquisition date fair value of the contingent consideration. A portion of the purchase consideration was deposited in an escrow account with a paying agent to cover any claims for breach of representations, warranties, covenants or indemnities or failure to satisfy certain conditions. As a result, US$ 8,7 million is included in prepaid expenses and other current assets in the accompanying consolidated statement of financial position. Correspondingly, the Company has recorded pre-acquisition contingencies of US$ 8,7

Consolidated Financial Statements | NOTES | F - 26

QIAGEN N.V.

million which are included in other current liabilities in the accompanying consolidated statement of financial position.

The contingent consideration of up to US$ 35,0 million relates to specific commercial and other milestones, which, if met, will be paid as follows: US$ 10,0 million in 2010, US$ 10,0 million in 2011, US$ 2,5 million prior to November 30, 2011, US$ 5,0 million prior to May 31, 2012, of which US$ 3,5 million have been paid in 2010, US$ 5,0 million prior to September 21, 2012, of which US$ 2,0 million have been paid in 2010, and US$ 2,5 million prior to November 30, 2012. The preliminary total fair value of milestones is approximately US$ 17,6 million which, as of the acquisition date, has been recognized as purchase price. The fair value of the milestone payments was determined using a discount rate of 3.25% and a probability regarding the accomplishment of the milestones of 90 to 95%.

SABiosciences Acquisition

On December 14, 2009, the Company acquired 100% of the outstanding shares of SABiosciences Corporation, located in Frederick, Maryland (USA). SABiosciences holds a leading position in the design and commercialization of disease- and pathway-focused real-time PCR-based assay panels, which are widely utilized in biomedical research and in the development of future drugs and diagnostics. At closing, the purchase price was US$ 97,6 million in cash.

The Company has deposited US$ 5,9 million of the consideration in an escrow account with a paying agent to cover any claims for breach of representations, warranties, covenants or indemnities or failure to satisfy certain conditions. This amount is included in prepaid expenses and other current assets in the accompanying consolidated statement of financial position. Correspondingly, the Company has recorded pre-acquisition contingencies of US$ 5,9 million which are included in other current liabilities in the accompanying consolidated statement of financial position.

As of December 31, 2010, the final allocation of the purchase price and transaction costs for the acquisitions of DxS and SABiosciences are follows:

(in US$ thousands)	Total	SABiosciences	DxS Ltd.
Cash	192.409	97.586	94.823
Fair value of milestones	17.599	0	17.599

Purchase Price	210.008	97.586	112.422

Working capital	10.202	9.939	263
Fixed and other non-current assets	4.414	2.215	2.199
Product technology and know-how	42.800	26.400	16.400
In-process R&D	3.100	1.700	1.400
Customer relationships	63.300	8.400	54.900
Tradenames	6.000	1.900	4.100
Goodwill	119.327	62.392	56.935
Deferred tax liabilitiy	(38.400)	(15.360)	(23.040)
Liabilities assumed	(735)	0	(735)

Final Allocation	210.008	97.586	112.422

The weighted-average amortization period for the intangible assets acquired with DxS is 15 years and with SABiosciences is 10 years. The goodwill acquired in these acquisitions is not deductible for tax purposes.

Deferred tax liabilities are recognized on the fair value of identifiable intangible assets acquired.

Consolidated Financial Statements | NOTES | F - 27

QIAGEN N.V.

The following table states the carrying amounts of each class of the acquired assets and liabilities at the acquisition date for DxS Ltd. and SABiosciences:

	SABiosciences		DxS
(in US$ thousands)	Fair Value	Carrying Value	Fair Value	Carrying Value
Cash and cash equivalents	11.054	11.054	2.485	2.485
Trade accounts receivable	2.376	2.376	3.441	3.441
Inventories	1.343	2.041	3.944	3.944
Other current assets	1.080	15.980	3.339	3.339

Current Assets	15.853	31.451	13.209	13.209

Property, Plant & Equipment	2.112	2.112	2.199	2.199
Intangible Assets	0	38.400	3.023	76.800
Other non-current assets	103	103	0	0

Non-Current Assets	2.215	40.615	5.222	78.999

Acquired Assets	18.068	72.066	18.431	92.208

Trade accounts payable	620	620	2.315	2.315
Accrued liabilities	5.123	5.123	6.719	6.719
Other non-current liabilities	1.217	16.217	778	778

Current Liabilities	6.960	21.960	9.812	9.812

Deferred income taxes	0	15.360	0	23.040
Other non-current liabilities	0	0	735	735

Non-Current Liabilities	0	15.360	735	23.775

Acquired Liabilities	6.960	37.320	10.547	33.587

Other 2009 Acquisitions

On August 6, 2009, the Company acquired Explera s.r.l., a leading supplier in molecular diagnostics and personalized medicine in Italy. The transaction is valued at US$ 7,5 million, with a fixed purchase price of US$ 5,0 million and milestone payments of US$ 2,5 million. With this acquisition, the Company is expanding the size of its molecular diagnostics sales channel in Italy and is adding several activities in the area of personalized medicine and access to a suite of CE-IVD pyrosequencing assays.

On November 12, 2009, the Company acquired 100% of the outstanding shares of a privately-held developer, producer and distributor of PCR-based technologies for forensics, kinship and paternity analysis, and other human identity testing applications located in Germany. Upon closing of the transaction an upfront payment of US$ 23,3 million was paid to the sellers, less an amount of US$ 13,1 million which was originally retained in an escrow account to cover any claims for breach of any of representations, warranties or indemnities. The escrow funds were partially released to the sellers during 2010. Another US$ 1,6 million was paid to the sellers in 2010.

The Company’s acquisitions have historically been made at prices above the fair value of the acquired assets, resulting in goodwill, due to expectations of synergies of combining the businesses. These synergies include use of the Company’s existing infrastructure, such as sales force, distribution channels and customer relations, to expand sales of the acquired businesses’ products; use of the infrastructure of the acquired businesses to cost-effectively expand sales of Company products; and elimination of duplicative facilities, functions and staffing.

Consolidated Financial Statements | NOTES | F - 28

QIAGEN N.V.

These acquisitions have been accounted for using the purchase method of accounting, and the acquired companies’ results have been included in the accompanying consolidated income statement from their respective dates of acquisition. The allocation of the purchase price is preliminary and is based upon information that was available to management at the time the financial statements were prepared. Accordingly, the allocation may change. The Company has gathered no information that indicates the final purchase price allocations will differ materially from the preliminary estimates other than for the final determination of the intangible assets acquired with the acquisition of DxS and SABiosciences.

Acquisition-related costs are expensed when incurred and are included in general, administrative, integration and other in the accompanying consolidated statements of income.

2009 Divestitures

In July 2009, through the sale of the Company’s subsidiary in Austria, the Company sold the Olerup SSP® product line and related assets to Olerup International AB, a subsidiary of LinkMed, a Swedish venture capital company specializing in life sciences. The Olerup SSP® product line includes molecular transplantation testing products used for DNA human leukocyte antigen (HLA) typing. The Company retained rights to all Olerup SSP® assays for applications outside transplantation testing, such as in personalized medicine. The transaction does not affect the Company’s presence in new sequencing-based typing assays in the area of transplantation. The Company recorded a net gain of approximately US$ 1,2 million on the sale of the business, which is recorded in other financial income and expense in 2009.

2009 Restructuring of Acquired Businesses

In October 2009, the Company started the closure and relocation of its activities in Brisbane and Sydney to other locations of the Company, primarily to QIAGEN Instruments AG in Switzerland. The restructurings follow the acquisition of Corbett in 2008 and consolidates the Company’s instrument manufacturing activities. The closure and relocation have been completed in the second quarter of 2010.

11.	Government Grants

The Company has received cost grants and investment grants. In 2010 the Company recorded income from Government grants in the amount of US$ 2,7 million (2009: US$ 3,8 million). As of December 31, 2010, liabilities in the amount of US$ 3,2 million (2009: US$ 2,0 million) are recorded with respect to grants which have been received but for which not all conditions have been met.

12.	General and Administrative, Integration and Other Expense

General and administrative expenses primarily represent the costs required to support our administrative infrastructure which generally has continued to expand along with our growth. In 2010, costs for businesses acquired and restructurings of US$ 19,5 million (2009: US$ 26,9 million), and share-based compensation expense of US$ 12,7 million (2009: US$ 8,9 million) are included in general and administrative expense.

Consolidated Financial Statements | NOTES | F - 29

QIAGEN N.V.

13.	Personnel Costs

Personnel costs amounted to US$ 333,9 million in 2010 (2009: US$ 303,9 million). As of December 31, 2010, there were 3.587 employees within the Group (December 31, 2009: 3.495) .

(in US$ thousands)	2010	2009
Salaries and wages	221.465	201.016
Social security	36.972	41.840
Other	75.419	61.131

Personnel Costs	333.856	303.987

The personnel costs are allocated to the functional areas in which the respective employees are working. Other personnel costs among other positions contain share-based compensation. Please also refer to Note 34 “Employee Benefits” for further details on pension costs and other contributions.

14.	Other Financial Income

In 2010 and 2009, other financial income includes proceeds from selling an investment in a privately-held company of US$ 0,6 million and US$ 10,5 million, respectively.

15.	Income Tax

Major components of income tax expense as presented in the income statement for the years ended December 31, 2010 and 2009, are:

(in US$ thousands)	2010	2009
Current Income Tax	48.908	45.316

Current income tax charge	47.858	47.245
Adjustment in respect of current income tax of previous years	1.050	(1.929)

Deferred Income Tax	(24.343)	(10.063)

Relating to origination and reversal of temporary differences	(22.943)	(6.392)
Relating to changes in tax rates	(1.400)	(3.671)

Total Income Tax	24.565	35.253

Deferred tax related to items charged or credited directly to equity during the year and shown in the statement of comprehensive income comprises:

(in US$ thousands)	2010	2009
Net (loss) / gain on revaluation of cash flow hedges	(2.079)	1.209
Net (loss) / gain on foreign currency translation differences	134	(4.056)

Total Income Tax in Statement of Comprehensive Income	(1.945)	(2.847)

The applicable statutory income tax rate in The Netherlands was 25,5% in 2010 and 2009. A reconciliation of income tax expense applicable to accounting profit before income tax at the statutory income tax rate to income tax expense at the Group’s effective income tax rate for the years ended December 31, 2010 and 2009, is as follows:

Consolidated Financial Statements | NOTES | F - 30

QIAGEN N.V.

(in US$ thousands)	2010	2009
Income before Tax	166.562	166.887

At Dutch statutory income tax rate of 25,5%	42.473	42.556
Effect of tax rate differences	10.897	7.294
Income taxes related to prior years	1.050	912
Changes in tax rates impacting deferred taxes	(1.400)	(3.671)
Income tax impact from permanent differences	(26.549)	(9.651)
Other	(1.906)	(2.187)

Total Income Tax	24.565	35.253

The effective income tax rate amounts to 14,7% in 2010 (21,3% in 2009).

Certain countries benefit from tax holidays which represent a tax exemption period aimed to attract foreign investment in certain tax jurisdictions. These agreements include programs that reduce up to 100% of taxes in years covered by the agreements. The Company has one tax holiday which will expire in 2011.

The Company conducts business globally and, as a result, files numerous consolidated and separate income tax returns in the Netherlands, Germany, Switzerland and the U.S. federal jurisdiction, as well as in various other state and foreign jurisdictions. In the normal course of business, the Company is subject to examination by taxing authorities throughout the world. The Company’s tax years since 2002 are open for income tax examinations by tax authorities. Its subsidiaries, with few exceptions, are no longer subject to income tax examinations by tax authorities for years before 2004. The U.S. consolidated group is subject to federal and various state and local income tax examinations by tax authorities beginning the year ending December 31, 2007, through the current period.

The disclosure related to the December 31, 2009, deferred tax assets and liabilities has changed to reflect the impact of the U.S. state and local income taxes to the appropriate components of the deferred tax assets and liabilities. The original December 31, 2009, disclosure reflected the U.S. state and local income taxes as one separate deferred tax component. The updated disclosure is consistent with the footnote disclosure for the year ended December 31, 2010.

Consolidated Financial Statements | NOTES | F - 31

QIAGEN N.V.

Deferred income tax at December 31, 2010 and 2009, relates to the following:

(in US$ thousands)	Dec. 31, 2010	Dec. 31, 2009	Change
Accrued liabilities	30.138	25.556	4.582
Equity awards	28.181	25.651	2.530
Inventories	11.599	10.638	961
Tax credits	9.067	9.288	(221)
NOL carryforward	8.282	17.877	(9.595)
Currency Revaluation	2.303	1.846	457
Intangibles	1.228	462	766
Allowance for bad debts	744	0	744
Depreciation and amortization	51	2.846	(2.795)
Finance lease	0	693	(693)
Other	7.505	7.766	(261)
Offsetting	0	(14.935)	14.935

Deferred Tax Asset	99.098	87.688	11.410

Intangibles	(240.600)	(255.280)	14.680
Bifurcation of convertible debt	(8.275)	(12.630)	4.355
Depreciation and amortization	(7.757)	(13.043)	5.286
Accrued liabilities	(6.487)	(838)	(5.649)
Currency Revaluation	(3.588)	(3.992)	404
Inventories	(1.915)	(1.634)	(281)
Finance lease	(1.515)	(725)	(790)
Unremitted profits earnings	(1.042)	(864)	(178)
Allowance for bad debts	(473)	(432)	(41)
Other	(1.906)	(2.952)	1.046
Offsetting	0	14.935	(14.935)

Deferred Tax (Liability)	(273.558)	(277.455)	3.897

Net Deferred Tax Asset/ (Liability)	(174.460)	(189.767)	15.307

The movement in deferred income tax assets and liabilities during the year is as follows:

(in US$ thousands)	2010	2009
Change in deferred income tax provision	4.468	12.980
Change due to purchase accounting	0	(52.309)
Reclass of deferred tax assets	1.462	5.270
Change booked through equity	9.377	(8.624)

Change in Deferred Tax	15.307	(42.683)

Consolidated Financial Statements | NOTES | F - 32

QIAGEN N.V.

The analysis of net deferred tax assets and deferred tax liabilities reflected on the Company’s consolidated statement of financial position at December 31, 2010 and 2009, is as follows:

(in US$ thousands)	2010	2009
Deferred tax assets to be recovered after more than 12 months	37.463	38.795
Deferred tax assets to be recovered within 12 months	61.635	48.893

Deferred Tax Assets	99.098	87.688

Deferred tax liabilities to be recovered after more than 12 months	(56.381)	(45.051)
Deferred tax liabilities to be recovered within 12 months	(217.177)	(232.404)

Deferred Tax Liabilities	(273.558)	(277.455)

Net Deferred Tax Liabilities	(174.460)	(189.767)

At December 31, 2010, the Company had US$ 23,5 million of U.S. federal net operating loss (NOL) carryforwards (2009: US$ 66,0 million). These amounts include US$ 9,4 million related to deductions for equity awards (2009: US$ 9,4 million). These NOLs have, for the most part, been acquired in recent acquisitions and a portion of these NOLs are subject to limitations under Section 382 of the Internal Revenue Code. These net operating losses will expire beginning December 31, 2021, though December 31, 2027. As of December 31, 2010 and 2009, the Company had other foreign carryforwards totaling approximately US$ 14,3 million and US$ 45,6 million, respectively. These NOLs were primarily generated from acquisitions and operating losses from the Company’s subsidiaries. A portion of the foreign net operating losses will be expiring beginning December 31, 2012. The valuation allowance amounts are zero and US$ 15,6 million for the years ending December 31, 2010, and December 31, 2009, respectively. The valuation allowance decreased by US$ 15,6 million during 2010 and that decrease were triggered by an intercompany sale of assets and related tax affects eliminated in consolidation.

The Company has undistributed earnings in foreign subsidiaries. Upon repatriation of those earnings, in the form of dividends or otherwise, in some jurisdictions the Company would be subject to withholding taxes payable to the foreign countries or the receipts would be subject to tax. For those subsidiaries where the earnings are considered to be permanently reinvested, no provision for taxes has been provided. At December 31, 2010, and December 31, 2009, the Company had deferred income tax liabilities of approximately US$ 1,0 million and US$ 0,9 million, respectively, for taxes that would be payable on the unremitted earnings of certain subsidiaries of the Company. Determination of the amount of unrecognized deferred tax liability on those unremitted earnings is not practicable because of the complexities associated with this hypothetical calculation.

There are no income tax consequences for the Company regarding payment of dividends to the shareholders of the Company. To date, the Company has never paid dividends.

The Company periodically performs a comprehensive review of its tax positions and accrues amounts for tax contingencies. Based upon these reviews, the status of ongoing tax audits, and the expiration of applicable statute of limitations, accruals are adjusted as necessary. The resolution of tax audits is unpredictable and could result in tax liabilities that are significantly different than those which have been estimated and accrued by the Company. Present obligations that are probable to result in an outflow of resources are included in income taxes payable.

Consolidated Financial Statements | NOTES | F - 33

QIAGEN N.V.

16.	Cash and Cash Equivalents

(in US$ thousands)	2010	2009
Cash at bank and on hand	197.154	679.882
Short-term bank deposits	633.200	147.456

Cash and Cash Equivalents	830.354	827.338

Short-term bank deposits have a maturity of three months or less. All funds are placed with banks with a high credit rating.

17.	Available-for-sale Financial Instruments

(in US$ thousands)	2010	2009
Unquoted equity securities	3.359	0
Unquoted debt securities	106.077	40.000

Available-for-sale Financial Instruments	109.436	40.000

thereof current Afs financial instruments	106.077	40.000
thereof non-current Afs financial instruments	3.359	0

At December 31, 2010, the Company holds an investment of US$ 3,4 million for a non-controlling interest of a privately-held company which is classified as non-current available-for-sale equity security. The investment is accounted for under the cost-method.

Investments in unquoted equity instruments are measured at cost as their fair values cannot be measured reliably due to the lack of reliable information needed for the determination of the fair values. However, it is estimated that the carrying amounts of these investment approximate their fair values.

At December 31, 2010, the Company had investments in current available-for-sale debt securities which had a fair market value and cost of approximately US$ 106,1 million. The debt securities consisted of US$ 70,0 million of investments in short-term funds that have a fixed maturity date. Thereof US$ 20,0 million have matured in January 2011 and US$ 50,0 million will mature in May 2011. These fund investments are carried at fair market value, which is equal to the cost. Additionally we had EUR 27,0 million (US$ 36,1 million as of December 31, 2010) of loan note receivables due from financial institutions. These loan note receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Of these loan notes receivables US$ 9,4 million have matured in February 2011 and US$ 26,7 million will mature in November 2013 with put option rights on a quarterly basis beginning in February 2011. Interest income is determined using the effective interest rate method. These loan notes receivables are classified as current assets in the accompanying consolidated statement of financial position since we may put them at our discretion beginning February 2011.

At December 31, 2009, the Company had investments in current available-for-sale debt securities which had a fair market value and cost of approximately US$ 40,0 million. For additional information on fair value measurement please refer to Note 29.

For the years ended December 31, 2010 and 2009, proceeds from sales of available-for-sale debt securities totaled US$ 44,0 million and US$ 0 million, respectively. Realized gains in 2010 were US$ 0,6 million (2009: US$ 10,5 million).

Consolidated Financial Statements | NOTES | F - 34

QIAGEN N.V.

The Company periodically reviews the carrying value of its investments for impairment, considering factors such as the most recent stock transactions and book values from the most recent financial statements.

Movements in available-for-sale financial assets were as follows:

(in US$ thousands)	2010	2009
January, 1st	40.000	4.175
Unquoted equity securities acquired during the year	3.359	0
Unquoted debt securities acquired during the year	110.077	40.000
Disposals of unquoted debt securities during the year	(44.000)	(4.175)

December 31st	109.436	40.000

18.	Trade Accounts Receivable

(in US$ thousands)	2010	2009
Trade accounts receivable	193.090	192.287
Provision for doubtful accounts	(3.227)	(3.402)
Notes receivable	7.555	4.852

Trade Accounts Receivable	197.418	193.737

The Group sells its products worldwide through sales subsidiaries and distributors. There is no concentration of credit risk with respect to trade accounts receivable as the Group has a large number of internationally dispersed customers. Trade accounts receivable are non-interest bearing and mostly have payment terms of 30-90 days.

The following table provides a breakdown of trade accounts receivable which are neither past due nor impaired and which are past due but not impaired:

(in US$ thousands)	Carrying amount	Thereof neither past due nor impaired	Less than 30 days	Between 31 to 60 days	Between 61 to 90 days	More then 90 days
December 31, 2010
Trade accounts receivable	189.863	111.183	38.687	13.713	11.192	15.088

December 31, 2009
Trade accounts receivable	188.885	114.440	39.754	13.524	8.259	12.908

With respect to the trade accounts receivable that are neither impaired nor past due, there are no indications during the reporting periods 2010 and 2009 that the debtors will not meet their payment obligations.

The notes receivable represent a written promise from customers to pay definite amounts of money on specific future dates.

Consolidated Financial Statements | NOTES | F - 35

QIAGEN N.V.

The following table shows the development of allowances on trade accounts receivable:

(in US$ thousands)	2010	2009
Provision for doubtful accounts as at January, 1st	3.402	3.070
Additions (recognized as expense)	1.444	1.705
Write-offs	(771)	(562)
Currency translation adjustments	(848)	(811)

Provision for doubtful accounts as at December 31st	3.227	3.402

All additions and write-offs relate to allowances for individual impairments.

19.	Inventories

(in US$ thousands)	2010	2009
Raw materials	23.738	33.172
Work in process	33.043	39.856
Finished goods	69.852	57.823

Inventories	126.633	130.851

Included in inventories as of December 31, 2010, are US$ 13,9 million (2009: US$ 18,1 million) of inventory provisions. The movement in inventory provisions was recorded under cost of sales. During 2010 inventories in the amount of US$ 130,8 million have been recognized as cost of sales (2009: US$ 127,8 million). In 2009, as a consequence of the SABiosciences acquisition we recognized impairment charges of US$ 3,4 million on finished goods not needed to fulfill pending orders and replaced by products of the acquired business. The impairment charge was recognized as an expense under cost of sales.

20.	Prepaid Expenses and Other Current Assets

(in US$ thousands)	2010	2009
Escrow in connection with acquisitions	27.006	37.094
Prepaid Expenses	17.523	22.708
Value added tax	7.039	7.865
Fair values of derivative financial instruments	677	947
Receivables from selling equity securities	0	14.675
Other	691	2.962

Prepaid Expenses and Other Current Assets	52.936	86.251

Please refer to Note 29 for additional information on fair values of derivative financial instruments.

Consolidated Financial Statements | NOTES | F - 36

QIAGEN N.V.

21.	Property, Plant and Equipment

Cost

	Land and buildings	Machinery and equipment	Furniture and office equipment	Leasehold improve- ments	Con- struction in progress	Total
Jan.1, 2009	217.374	131.937	58.783	21.601	10.931	440.626

Currency adjustments	4.662	5.581	1.756	974	257	13.230
Additions	5.886	10.058	7.579	1.936	16.679	42.138
Business combinations	0	3.289	907	412	320	4.928
Disposals	0	(10.033)	(4.308)	(489)	(70)	(14.900)
Transfers	1.046	1.575	5.957	186	(11.118)	(2.354)

Dec. 31, 2009	228.968	142.407	70.674	24.620	16.999	483.668

Currency adjustments	(10.378)	(3.457)	(2.035)	437	(926)	(16.359)
Additions	1.352	13.717	4.308	2.631	53.884	75.892
Business combinations	0	209	84	145	0	438
Disposals	0	(4.136)	(3.120)	(901)	(168)	(8.325)
Transfers	(2)	9.254	5.118	2.123	(10.412)	6.081

Dec. 31, 2010	219.940	157.994	75.029	29.055	59.377	541.395

Depreciation

	Land and buildings	Machinery and equipment	Furniture and office equipment	Leasehold improve- ments	Con- struction in progress	Total
Jan.1, 2009	(37.799)	(72.530)	(42.317)	(13.910)	0	(166.556)

Currency adjustments	(981)	(2.686)	(1.363)	(686)	0	(5.716)
Additions	(8.420)	(17.712)	(7.179)	(2.494)	0	(35.805)
Disposals	0	12.525	5.100	328	0	17.953

Dec. 31, 2009	(47.200)	(80.403)	(45.759)	(16.762)	0	(190.124)

Currency adjustments	2.083	1.436	1.341	(538)	0	4.322
Additions	(8.320)	(22.502)	(7.000)	(2.871)	0	(40.693)
Disposals	38	5.956	2.244	839	0	9.077
Transfers	(0)	(479)	443	0	0	(36)

Dec. 31, 2010	(53.399)	(95.992)	(48.731)	(19.332)	0	(217.454)

Net book value
Dec. 31, 2009	181.768	62.004	24.915	7.858	16.999	293.544

Dec. 31, 2010	166.541	62.002	26.298	9.723	59.377	323.941

No property, plant and equipment were pledged as security against non-current financial debts at December 31, 2009 and 2010. The net carrying amount of property, plant and equipment under finance lease contracts amounts to US$ 7,2 million as of December 31, 2010 (December 31, 2009: US$ 8,6 million).

The asset’s residual values, useful lives and methods of depreciation are reviewed, and adjusted if appropriate, at each financial year end.

Consolidated Financial Statements | NOTES | F - 37

QIAGEN N.V.

For the year ended December 31, 2010, construction in progress includes amounts related to the construction of new facilities in Germany and the United States. For the years ended December 31, 2010, 2009, interest capitalized in connection with construction projects was not significant.

22.	Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2010 and 2009, are as follows:

(in US$ thousands)	2010	2009
Goodwill as at January, 1st	1.349.916	1.166.391
Goodwill acquired during the year	0	114.709
Adjustments for earn-out payments	2.983	28.946
Other	579	13.729
Currency adjustments	11.678	26.141

Goodwill as at December 31st	1.365.156	1.349.916

With respect to additions to goodwill reference is made to 10. ‘Acquisitions and Divestures’. In 2010 adjustments primarily reflect adjustments for earn-out payments and currency adjustments.

In the fourth quarter of 2010, we performed our annual impairment assessment of goodwill (using data as of October 1, 2010) in accordance with the provisions of IAS 36. No events or changes in circumstances indicated that the acquired goodwill might be impaired.

Management monitors and makes decisions regarding the Company’s operations on a functional specific and global level. Therefore, we concluded that the goodwill impairment test needs to be performed on the level of the consolidated group as a whole (one cash generating unit). In testing for potential impairment, we measured the estimated fair value of the cash generating unit based upon discounted future operating cash flows using a discount rate reflecting our estimated average cost of funds.

For impairment testing, the recoverable amount of goodwill allocated to the cash generating unit (higher of the cash generating unit’s fair value less selling costs and its value in use) is compared to the carrying amount of the net assets employed (including goodwill) of the cash generating unit. Value in use is normally assumed to be higher than the fair value less selling costs, therefore, fair value less selling costs is only investigated when value in use is lower than the carrying amount of the cash generating unit.

Key assumptions used in the value in use calculations

The value in use is calculated based on estimated future cash flow projections expected to result from the use of the cash generating unit, discounted using an appropriate long-term pre-tax discount rate. The value in use calculations use cash flow projections based on financial budgets and models over the projection period (six years) as available for internal reporting purposes and in accordance with standard valuation practices. The growth rates used are based on industry growth forecasts for the projected period as well as for the subsequent period. The discount rates used are based on the weighted average cost of capital (8,00%; 2009: 8,50%) as calculated using the Black Scholes valuation model and verified by external analyst reports.

Consolidated Financial Statements | NOTES | F - 38

QIAGEN N.V.

Sensitivity to changes in assumptions

Changes in assumptions used in projecting future operating cash flows and cost of funds could have a significant impact on the determination of impairment amounts. In estimating future cash flows, we used our internal budgets. Our budgets were based on recent sales data for existing products, planned timing of new product launches or capital projects, and customer commitments related to new and existing products. These budgets also included assumptions of future production volumes and pricing. The calculation of value in use is most sensitive to discount rates and growth rates used.

Discount rates reflect management’s estimate of the risks profile for the respective valuation object. The growth rates used are based on industry growth forecasts for the projected period as well as for the subsequent period.

We concluded that no impairment existed. Even if our estimates of projected future cash flows were too high by 10%, there would be no impact on the reported value of goodwill at December 31, 2010. Due to the numerous variables associated with our judgments and assumptions relating to the valuation of the cash generating unit and the effects of changes in circumstances affecting these valuations, both the precision and reliability of the resulting estimates are subject to uncertainty, and as additional information becomes known, we may change our estimates.

The changes in the carrying amount of goodwill during the year ended December 31, 2009, resulted from the 2009 acquisitions, foreign currency translation and purchase price adjustments primarily related to tax matters in connection with prior year acquisitions. During 2009 following the corporate restructuring of subsidiaries acquired in connection with the Digene acquisition in 2007, goodwill was allocated to the remaining operating subsidiaries. Additionally, during 2009, an impairment loss of US$ 1,6 million of goodwill from a previous acquisition was recognized following the Company’s acquisition of DxS Ltd. in September 2009. The goodwill impairment loss is related to the Germany segment and is recorded in general and administrative, business integration, relocation, restructuring and related costs in the consolidated income statement.

Consolidated Financial Statements | NOTES | F - 39

QIAGEN N.V.

23.	Intangible Assets

Cost

	Technology rights and patents	Software licenses	Development expense	Other intellectual properties	Total
Jan. 1, 2009	612.168	44.268	105.472	160.711	922.619

Currency adjustments	13.022	1.083	7.658	5.524	27.287
Additions	16.922	10.041	20.875	257	48.095
Business combinations	68.738	152	0	95.162	164.052
Disposals	(450)	(4.854)	(3.214)	(27)	(8.545)
Transfers	0	2.354	0	0	2.354

Dec. 31, 2009	710.400	53.044	130.791	261.627	1.155.862

Currency adjustments	(5.722)	(1.903)	(5.811)	(1.828)	(15.264)
Additions	69.607	3.859	19.376	2.796	95.638
Business combinations	21.394	23	0	9.938	31.355
Disposals	(1.651)	(473)	0	(907)	(3.031)
Transfers	0	(601)	0	0	(601)

Dec. 31, 2010	794.028	53.949	144.356	271.626	1.263.959

Intangible Assets (continued)

Amortization

	Technology rights and patents	Software licenses	Development expense	Other intellectual properties	Total
Jan. 1, 2009	(108.708)	(28.666)	(21.742)	(23.862)	(182.978)

Currency adjustments	(2.715)	(708)	(120)	(766)	(4.309)
Additions	(61.879)	(4.434)	(11.658)	(17.568)	(95.539)
Impairment losses	(5.000)	0	(2.334)	0	(7.334)
Disposals	749	4.687	3.214	17	8.667

Dec. 31, 2009	(177.553)	(29.121)	(32.640)	(42.179)	(281.493)

Currency adjustments	1.851	581	(102)	(619)	1.711
Additions	(70.562)	(4.569)	(11.307)	(23.258)	(109.696)
Impairment losses	0	0	(1.453)	0	(1.453)
Disposals	(20)	846	0	13	839
Transfers	62	36	0	(62)	36

Dec. 31, 2010	(246.222)	(32.228)	(45.502)	(66.104)	(390.056)

Net book value
Dec. 31, 2009	532.847	23.923	98.151	219.448	874.369

Dec. 31, 2010	547.806	21.721	98.854	205.522	873.903

The amortization on intangible assets is allocated to the functional areas in which the respective intangible assets are used (primarily cost of sales, research & development expense and sales and marketing expense). In 2010 purchased intangibles amortization in the amount of US$ 61,8 million is included in cost of sales (2009: US$ 53,6 million) and purchased intangibles amortization in the amount of US$ 26,6 million

Consolidated Financial Statements | NOTES | F - 40

QIAGEN N.V.

is included in operating expenses (2009: US$ 21,3 million). In 2009, impairment losses on technology rights and patents of US$ 5,0 million are due to the acquisitions of DxS and SABiosciences and the discontinuation of certain products. Impairment charges on development expense result from an impairment review of internally generated assets.

The weighted-average amortization period for the intangible assets acquired in the 2010 acquisitions is 10 years. The weighted-average amortization period for the intangible assets acquired during 2009 is between 10 years (SABiosciences) and 15 years (DxS).

24.	Investments in Associates

(in US$ thousands)	2010	2009
Investments in associates as at January 1st	11.299	7.767

Acquisition of shares	3.927	0
Share of profit / (loss)	2.907	2.523
Exchange rate differences	1.507	1.009

Investments in associates as at December 31st	19.640	11.299

QIAGEN has a 50% interest in an associated company, PreAnalytiX GmbH (PreAnalytiX). The investment is accounted for under the equity method as QIAGEN does not have the joint control over the entity. The Company has been a 50% partner in PreAnalytiX since November 1999, when the company was formed. PreAnalytiX develops, manufactures and markets integrated systems for the collection, stabilization and purification of nucleic acids for molecular diagnostic testing. For further information on PreAnalytix reference is made to 35. ‘Related Party Transactions’.

In 2010, the Company made a US$ 4,0 million investment in Pyrobett Pte Ltd., a company located in Singapore which performs research and development activities related to the development of instruments for use in life sciences.

Amounts from Equity-Accounted Investments considered in financial statements are as follows:

Shareholding	2010	2009
PreAnalytix GmbH, Germany	50,0%	50,0%
Pyrobett Pte. Ltd., Singapore	20,0%	0,0%
QBM Cell Science Ltd., Canada	19,5%	19,5%
Dx Assays Pte. Ltd., Singapore	33,3%	33,3%

As a QIAGEN representative has a board seat at QBM Cell Science, QIAGEN has significant influence on that company. Accordingly, the share in QBM Cell Science is recorded at equity in spite of the fact that QIAGEN’s share is below 20%. The following overview reflects 100% of the assets and liabilities of the relating companies.

(in US$ millions)	2010	2009
Total assets	45,0	26,2
Shareholders equity	29,4	20,3
Net sales	13,5	13,3
Net result (group’s share)	2,9	2,5

Consolidated Financial Statements | NOTES | F - 41

QIAGEN N.V.

At December 31, 2010 and 2009, the Company had a loan receivable of US$ 1,4 million, respectively, included in other non-current assets, due from Dx Assays, which bears interest at 15% and is due in March 2013.

25.	Financial Debts

The term loan bears interest calculated at LIBOR plus a variable margin ranging from 0,629% to 0,754% and 0,631% to 1,068% (floating-rate), due on July 12, 2012 with payments beginning in 2009. The convertible bond 2006/2026 has a face value of US$ 300,0 million bearing interest at a rate of 3,25% (fixed-rate). The convertible bond 2004/2024 with face value US$ 150,0 million bearing interest at a rate of 1,50% (fixed rate). As of December 31, 2010, we have drawn down US$ 3,0 million under a loan which can be utilized for up to EUR 12,7 million. The loan bears interest at 3,5% and is due to be fully repaid by 2019 with repayments starting in 2011.

(in US$ thousands)	2010	2009
Term loan	425.000	475.000
Convertible Bond 2006/2026	275.434	265.783
Convertible Bond 2004/2024	141.744	135.627
Other loan	3.006	0

Total current and non-current financial debts	845.184	876.410

Less current portion of financial debts	77.851	52.016

Total non-current financial debts	767.333	824.394

Total amount secured	0	0
Unused lines of credit for short-term financing	160.800	183.700

Breakdown by maturities for payments due for nominal amounts and future interest and development of future carrying values as per December 31, 2010, is as follows:

(in US$ thousands)	Carrying value	Loans (fixed and floating-rate)	Convertible bonds (fixed-rate)	Total Cash out
2011	224.646	78.234	156.128	234.362
2012	360.396	352.959	9.750	362.709
2013	260.142	951	303.683	304.634
2014	0	0	0	0
thereafter	0	0	0	0

Total financial debts 2010	845.184	432.144	469.561	901.705

Consolidated Financial Statements | NOTES | F - 42

QIAGEN N.V.

For the year ended December 31, 2009:

(in US$ thousands)	Carrying value	Term loan (floating-rate)	Convertible bonds (fixed-rate)	Total Cash out
2010	52.016	74.583	11.925	86.508
2011	209.830	95.932	156.128	252.060
2012	230.000	241.330	9.750	251.080
2013	384.564	122.440	303.683	426.123
thereafter	0	0	0	0

Total financial debts 2009	876.410	534.285	481.486	1.015.771

Please refer to Note 36.2 ‘Use of Derivative Financial Instruments’ for maturities of derivative financial instruments.

On July 13, 2007, the Company signed a Syndicated Multi-Currency Term Loan and Revolving Credit Facilities Agreement with Deutsche Bank AG, Deutsche Bank Luxembourg S.A., and the lenders named in the agreement. The lenders made available to the Company an aggregate amount of US$ 750 million in the form of a US$ 500 million term loan, a US$ 100 million bridge loan, and a US$ 150 million revolving credit facility. Under the agreement, the US$ 500 million term loan will mature in July 2012 with an amortization schedule commencing July 2009. In July 2009, US$ 25 million was repaid. The US$ 100 million bridge loan was utilized and repaid within the third quarter of 2007. The US$ 150 million revolving credit facility will expire in July 2012. The proceeds of the debt were loaned to a subsidiary of QIAGEN N.V., and QIAGEN N.V. has guaranteed the debt. The loan agreements contain certain financial and non-financial covenants, including but not limited to restrictions on the encumbrance of land, restrictions on the transfer of any patents to third parties and the maintenance of certain financial ratios. The Company was in compliance with these covenants at December 31, 2010.

The carrying amounts of current and non-current financial debts, excluding the convertible bonds, approximate their fair values. The fair values are based on future cash flows using market rates of interests for borrowings with similar credit status and maturities.

The Company has five separate lines of credit amounting to US$ 160,8 million in the aggregate (2009: 183,7) with variable interest rates, of which insignificant amounts were utilized at December 31, 2010 and 2009. There were no significant short-term borrowings outstanding at December 31, 2010 and 2009.

Interest expense on non-current debt was US$ 37,6 million for the year ended December 31, 2010 (2009: US$ 38,6 million).

(in US$ thousands)	2010	2009
Face value (2004)	145.000	145.000
Transaction costs	(3.300)	(3.300)
Equity conversion component	(35.584)	(35.584)

Liabilitiy component on initial recognition (August 2004)	106.116	106.116

Accrued interest expense	35.628	29.511

Convertible Bond 2004/2024	141.744	135.627

Consolidated Financial Statements | NOTES | F - 43

QIAGEN N.V.

In August 2004, the Company completed the sale of US$ 150,0 million principal amount of 1,50% convertible unsubordinated notes (Notes) due 2024, through its subsidiary QIAGEN Finance (Luxembourg) S.A. Interest on the Notes is payable semi-annually in February and August. The Notes were issued at 100% of principal value, and are convertible into 11,5 million shares of common shares at the option of the holder upon the occurrence of certain events at a price of US$ 12,6449 per share, subject to adjustment. In November 2008, the Company issued 395.417 common shares upon the exercise of a portion of the subscription rights in connection with the conversion of US$ 5,0 million of the Notes. The Notes may be redeemed, in whole or in part, at QIAGEN’s option on or after 7 years, at 100% of the principal amount provided the actual trading price of our common stock exceeds 120% of the conversion price for twenty consecutive trading days. In addition, the holders of the Notes may require QIAGEN to repurchase all or a portion of the outstanding Notes for 100% of the principal amount, plus accrued interest, on August 18, 2011, 2014 and 2019. Based on an estimation using available over-the-counter market information on the convertible bond issued by QIAGEN Finance (Luxembourg) S.A., the fair value of the Notes at December 31, 2010, was approximately US$ 228,8 million (December 31, 2009: US$ 262,5 million). The effective interest rate of the Notes amounts to 5,20%. The Company has reserved 11,5 million shares of common stock for issuance in the event of conversion.

(in US$ thousands)	2010	2008
Face value (2006)	300.000	300.000
Transaction costs	(4.788)	(4.788)
Equity conversion component	(60.561)	(60.561)

Liabilitiy component on initial recognition (August 2004)	234.651	234.651

Accrued interest expense	40.783	31.132

Convertible Bond 2006/2026	275.434	265.783

In May 2006, the Company completed the sale of US$ 300,0 million principal amount of 3,25% senior convertible notes (2006 Notes) due 2026, through its subsidiary QIAGEN Euro Finance (Luxembourg) S.A. Interest on the 2006 Notes is payable semi-annually in May and November. The 2006 Notes were issued at 100% of principal value, and are convertible into 15,0 million shares of common shares at the option of the holder upon the occurrence of certain events at a price of US$ 20,00 per share, subject to adjustment. The 2006 Notes cannot be called for the first 7 years and are callable thereafter subject to a provisional call trigger of 130% of the conversion price. In addition, the holders of the 2006 Notes may require QIAGEN to repurchase all or a portion of the outstanding Notes for 100% of the principal amount, plus accrued interest, on May 16, 2013, 2017 and 2022. Based on an estimation using available over-the-counter market information on the convertible bond issued by QIAGEN Euro Finance (Luxembourg) S.A., the fair value of the Notes at December 31, 2010, was approximately US$ 365,0 million (December 31, 2009: US$ 387,3 million). The effective interest rate of the Notes amounts to 7,3%. The Company has reserved 15,0 million of common stock for issuance in the event of conversion.

Consolidated Financial Statements | NOTES | F - 44

QIAGEN N.V.

26.	Provisions

The Company warrants its products against defects in materials and workmanship for a period of one year. A provision for estimated future warranty cost is recorded when consumables are shipped and when title on instrumentation equipment passes to the customer.

(in US$ thousands)	2010	2009
Warranty obligation as at January 1st	3.468	2.724

Provision charged to income	3.678	1.347
Usage	(3.258)	(759)
Adjustments to previously provided amounts, net	(477)	(93)
Currency adjustments	29	249

Warranty obligation as at December 31st	3.440	3.468

The provision for acquisition and related costs primarily relates to severance and employee related costs as well as to lease and related costs.

(in US$ thousands)	2010	2009
Acquisition related costs as at January, 1st	5.558	2.823

Provision charged to income	2.970	7.876
Usage	(5.053)	(5.232)
Currency adjustments	(510)	91

Acquisition related costs as at December 31st	2.965	5.558

For all provisions it is expected that the respective amounts will be utilized in the next financial year.

27.	Other Current Liabilities

(in US$ thousands)	2010	2009
Accrued expenses	47.897	55.255
Payroll and related accrued liabilities	42.503	49.388
Preacquisition contingencies assumed in acquisition	28.679	40.828
Accrued earn-out and milestones payments	24.808	27.273
Deferred revenue	20.973	15.943
Royalties	16.400	18.313
Fair values of derivative financial instruments	11.685	26.658
Current finance lease obligations	3.587	3.417

Other current liabilities	196.532	237.075

Revenues for extended warranty services or product maintenance contracts are deferred and recognized on a straight-line basis over the contract period.

Accrued expenses mainly comprise accrued sales tax, professional fees and advance payments from customers.

For additional information on fair values of derivative financial instruments please refer to Note 29.

Other current liabilities have an average term of six months.

Consolidated Financial Statements | NOTES | F - 45

QIAGEN N.V.

28.	Other Non-Current Liabilities

Other non-current liabilities include negative fair values of derivative financial instruments as at December 31, 2010 of US$ 4.591 (December 31, 2009: US$ 9.801) . Please refer to Notes 29 and 36 for further information. At December 31, 2010, derivative financial instruments included in other non-current liabilities have a remaining term of up to one year (2009: up to two years). As per end of December 31, 2010, non-current finance lease obligations of US$ 23.354 (December 31, 2009: US$ 27.554) are included in other non-current liabilities.

29.	Fair Value Measurements

Financial Instruments are measured at fair value according the following hierarchy which prioritizes the inputs used in measuring fair value as follows:

•	Level 1: Quoted prices in active markets for the same instrument;

•	Level 2: Quoted prices in active markets for similar instruments or other valuation techniques for which all significant inputs are based on observable market data, either directly or indirectly;

•	Level 3: Valuation techniques for which any significant input is not based on observable data.

The Company’s assets and liabilities measured at fair value on a recurring basis consist of short-term investments, which are classified in Level 1 of the fair value hierarchy, and derivative contracts used to hedge currency and interest rate risk, which are classified in Level 2 of the fair value hierarchy and are shown in the table below. In determining fair value, both the counterparty credit risk and the Company’s creditworthiness are considered. To determine the Company’s credit risk we estimated the Company’s credit rating by benchmarking the price of outstanding debt to publicly-available comparable data from rated companies. Using the estimated rating, the Company’s credit risk was quantified by reference to publicly-traded debt with a corresponding rating. During the reporting periods ended December 31, 2010 and 2009, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into and out of Level 3 fair value measurements.

As at December 31, 2010, the Group held the following financial instruments carried at fair value on the statement of financial position:

(in US$ thousands)	Level 1	Level 2	Level 3	Dec. 31, 2010
Available-for-sale financial instruments	70.000	36.100	—	106.100
Foreign exchange contracts	—	677	—	677

Assets	70.000	36.777	—	106.777

Foreign exchange contracts	—	13.565	—	13.565
Interest rate contracts	—	2.663	—	2.663

Liabilities	0	16.228	—	16.228

As at December 31, 2009, the Group held the following financial instruments carried at fair value on the statement of financial position:

Consolidated Financial Statements | NOTES | F - 46

QIAGEN N.V.

(in US$ thousands)	Level 1	Level 2	Level 3	Dec. 31, 2009
Current available-for-sale financial instruments	40.000	—	—	40.000
Foreign exchange contracts	—	947	—	947

Assets	40.000	947	—	40.947

Foreign exchange contracts		30.185		30.185
Interest rate contracts		6.274		6.274

Liabilities	0	36.459	—	36.459

30.	Common Shares

On September 30, 2009, the Company completed an offering pursuant to which QIAGEN N.V. sold an aggregate of 31,625 million common shares, including 4,125 million common shares upon exercise of the underwriters’ over-allotment option, at an offering price of US$ 20,25 / EUR 13,82 per common share for aggregate gross proceeds of approximately US$ 640,4 million. The Company received net proceeds from the offering of US$ 623,6 million, after deducting US$ 12,8 million of underwriting commissions and US$ 4,0 million of offering expenses, net of related tax benefits. Issued common shares (410.000.000 par EUR 0,01) as per December 31, 2010: 233.115 thousands (December 31, 2009: 232.074 thousands).

31.	Retained Earnings

At the Annual General Meeting of Shareholders on June 30, 2011, the Board of Directors will propose to carry forward the profit for the year of QIAGEN N.V., the holding company of the Group, which is determined in accordance with the legal provisions of the Dutch Civil Code.

32.	Share-Based Payments

The Company adopted the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the Plan) in 2005. The Plan allows for the granting of stock rights and incentive stock options, as well as non-qualified options, stock grants and stock based awards, generally with terms of up to 10 years, subject to earlier termination in certain situations. Generally, options vest over a three-year period. The vesting and exercisability of certain stock rights will be accelerated in the event of a Change of Control, as defined in the Plan. To date all option grants have been at the market value on the grant date or at a premium above the closing market price on the grant date. The Company issues new common shares to satisfy option exercises and had approximately 14,0 million shares of common stock reserved and available for issuance under this plan at December 31, 2010.

In connection with the 2007 acquisition of Digene Corporation the Company assumed three additional equity incentive plans. No new grants will be made under these plans. The Company had approximately 0,3 million common stock reserved and available for issuance under these plans at December 31, 2010.

Stock Options

During the years ended December 31, 2010 and 2009, the Company granted 570.282 and 491.714 stock options, respectively. Following are the weighted-average assumptions used in valuing the stock options granted to employees for the years ended December 31:

Consolidated Financial Statements | NOTES | F - 47

QIAGEN N.V.

	2010	2009
Stock price volatility	31,0%	40,0%
Risk-free interest rate	2,1%	2,1%
Expected life (in years)	4,8%	5,0%
Dividend rate	0,0%	0,0%
Forfeiture rate	7,0%	7,7%

A summary of the status of the Company’s employee stock options as of December 31, 2010 and 2009, and changes during the years then ended is presented below:

	Stock Options	Weighted Average Excercise Price US$
Stock Option as at January 1, 2010	8.281.559	14,74

Granted	570.282	21,27
Excercised	(924.529)	12,47
Forfeitured and cancelled	(594.901)	35,42

December 31, 2010	7.332.411	13,86

Excercisable at December 31, 2010,	6.351.142	12,93

Stock Option as at January 1, 2009	10.274.996	14,26
Granted	491.714	16,94
Excercised	(2.241.848)	12,01
Forfeitured and cancelled	(243.303)	24,06

December 31, 2009	8.281.559	14,74

Excercisable at December 31, 2009	7.448.952	14,36

Generally, stock option grants are valued as a single award with a single average expected term and are amortized over the vesting period. The weighted-average grant-date fair value of options granted during years ended December 31, 2010 and 2009, was US$ 6,42 and US$ 6,33, respectively. The total intrinsic value of options exercised during the years ended December 31, 2010 and 2009, was US$ 7,7 million and US$ 16,7 million, respectively. At December 31, 2010, the unrecognized share-based compensation expense related to employee stock option awards is approximately US$ 4,1 million and will be recognized over a weighted average period of approximately 1,77 years.

At December 31, 2010 and 2009, options were exercisable with respect to 6,4 million and 7,4 million common shares at a weighted average price of US$ 12,93 and US$ 14,36 per share, respectively. The options outstanding at December 31, 2010, expire in various years through 2020.

Restricted Stock Units

Restricted stock units represent rights to receive common shares at a future date. There is no exercise price and the fair market value at the time of the grant is amortized to expense over the vesting period, generally 10 years. The fair market value is determined based on the number of restricted stock units granted and the market value of the Company’s shares on the grant date. Pre-vesting forfeitures were estimated to be approximately 7,3% (2009: 6,3%). At December 31, 2010, there was US$ 51,8 million remaining in unrecognized compensation cost related to these awards, which is expected to be recognized over a

Consolidated Financial Statements | NOTES | F - 48

QIAGEN N.V.

weighted average period of 8,2 years (December 31, 2009: US$ 36,9 million over a weighted average period of 8,6 years). The weighted average grant date fair value of restricted stock units granted during the year ended December 31, 2010, was US$ 21,15 (December 31, 2009: US$ 16,96). The total fair value of restricted stock units released during the years ended December 31, 2010 and 2009, was US$ 2,5 million and US$ 6,9 million, respectively.

A summary of the Company’s restricted stock units (RSU’s) as of December 31, 2010 and 2009, and changes during the year then ended are presented below:

	2010	2009
RSU’s as at January, 1st	3.039.157	1.908.161
Granted	1.647.579	1.601.504
Vested	(115.809)	(368.277)
Forfeitured and cancelled	(154.287)	(102.231)

RSU’s as at December 31st	4.416.640	3.039.157

Compensation Expense

Share-based compensation expense for the years ended December 31, 2010 and 2009 totaled approximately US$ 13,6 million and US$ 9,7 million, respectively as shown in the table below. No share-based compensation cost was capitalized in inventory in 2010 and 2009 as the amounts were not material. The actual tax benefit realized for the tax deductions of the share-based payment arrangements totaled US$ 2,0 million and US$ 5,9 million, respectively, for the years ended December 31, 2010 and 2009.

(in US$ thousands)	2010	2009
Cost of sales	932	799
Research and development	2.087	1.826
Sales and marketing	2.885	1.936
General and administrative	7.688	5.186

Share-based compensation expense before any tax	13.592	9.747
Income tax benefit	2.856	2.913

Share-based compensation expense, after tax	10.736	6.834

33.	Commitments and Contingencies

Lease commitments

The Company leases facilities and equipment under operating lease arrangements expiring in various years through 2016. Certain rental commitments provide for escalating rental payments or have renewal options extending through various years. Certain facility and equipment leases constitute finance leases expiring in various years through 2018. The accompanying consolidated financial statements include the assets and liabilities arising from these finance lease obligations. Rent expense under non-cancelable operating lease agreements was US$ 20,1 million in 2010 and US$ 13,0 million in 2009.

Minimum future obligations under finance and operating leases at December 31, 2010, are as follows:

Consolidated Financial Statements | NOTES | F - 49

QIAGEN N.V.

(in US$ thousands)	Finance Leases	Operating Leases
2011	5.251	13.989
2012	5.272	12.145
2013	5.209	9.332
2014	5.121	7.862
2015	5.149	6.196
Thereafter	7.062	11.013

Total minimum lease obligations	33.064	60.537

Less: amount representing interest	6.121
Less: current portion	3.588

Present value of minimum lease obligations	23.355

The information for the comparative period is provided below:

(in US$ thousands)	Finance Leases	Operating Leases
2010	5.275	8.598
2011	5.327	6.211
2012	5.351	3.971
2013	5.281	1.365
2014	5.237	669
Thereafter	12.464	544

Total minimum lease obligations	38.935	21.358

Less: amount representing interest	7.964
Less: current portion	3.417

Present value of minimum lease obligations	27.554

There are no material renewal or purchase options and escalation clauses included in the lease agreements.

Licensing and Purchase Commitments

The Company has licensing agreements with companies, universities and individuals, some of which require certain up-front payments. Royalty payments are required on net product sales ranging from one to 25% of covered products or based on quantities sold. Several of these agreements have minimum royalty requirements. The accompanying consolidated financial statements include accrued royalties relating to these agreements in the amount of US$ 16,4 million and US$ 18,3 million at December 31, 2010 and 2009, respectively. Royalty expense relating to these agreements amounted to US$ 45,7 million and US$ 47,2 million for the years ended December 31, 2010 and 2009, respectively. Royalty expense is primarily recorded in cost of sales, with a small portion recorded as research and development expense depending on the use of the technology under license. Some of these agreements also have minimum raw material purchase requirements and requirements to perform specific types of research.

At December 31, 2010, the Company had commitments with several vendors to purchase certain products, and for future minimum guaranteed royalties. They are as follows:

Consolidated Financial Statements | NOTES | F - 50

QIAGEN N.V.

(in US$ thousands)	Purchase Commitments	Royalty Commitments
2011	50.888	1.064
2012	3.013	1.168
2013	1.600	1.368
2014	355	1.468
2015	355	1.468
Thereafter	203	4.385

Total licensing and purchase commitments	56.414	10.921

The information for the comparative period is provided below:

(in US$ thousands)	Purchase Commitments	Royalty Commitments
2010	44.383	725
2011	6.157	692
2012	231	655
2013	188	655
2014	187	655
Thereafter	1.008	563

Total licensing and purchase commitments	52.154	3.945

Contingent Consideration Commitments

Pursuant to the purchase agreements for certain acquisitions, as discussed in detail under 10. ‘Acquisitions and Divestures’ the Company could be required to make additional contingent cash payments totaling up to US$ 85,4 million based on the achievement of certain revenue and operating results milestones as follows: US$ 8,3 million in 2011, US$ 16,3 million in 2012, US$ 13,3 million in 2013 and US$ 44,8 million payable in any 12 month period from now until 2015 based on the accomplishment of certain revenue targets, the launch of certain products or the grant of certain patent rights. Of the US$ 85,4 million total contingent obligation, approximately US$ 28,7 million is accrued as of December 31, 2010.

As at December 31, 2009, the potential contingent cash payments for acquisitions were as follows: US$ 18,6 million in 2010, US$ 16,5 million in 2011, US$ 16,2 million in 2012 and US$ 54,9 million payable in any 12 month period from now until 2014 if certain criteria are met. Of the US$ 106,3 million total contingent obligation, approximately US$ 40,8 million was accrued as of December 31, 2009.

Employment Agreements

Certain of our executive employment contracts contain provisions which guarantee the payments of certain amounts in the event of a change in control, as defined in the agreements, or if the executive is terminated for reasons other than cause, as defined in the agreements. At December 31, 2010, the total commitment under these agreements totaled US$ 19,4 million (December 31, 2009: US$ 18,9 million).

Consolidated Financial Statements | NOTES | F - 51

QIAGEN N.V.

Contingencies

In the ordinary course of business, the Company warrants to customers that its products are free of defect and will conform to published specifications. Generally, the applicable product warranty period is one year from the date of delivery of the product to the customer or of site acceptance, if required. Additionally, the Company typically provides limited warranties with respect to its services. From time to time, the Company also makes other warranties to customers, including warranties that its products are manufactured in accordance with applicable laws and not in violation of third-party rights. The Company provides for estimated warranty costs at the time of the product sale. The Company believes its warranty reserves as of December 31, 2010 and 2009, appropriately reflect the estimated cost of such warranty obligations.

Preacquistion Contingencies

In connection with certain of the Company’s acquisitions, amounts were paid into escrow accounts to cover preacquistion contingencies assumed in the acquisitions. The escrow amounts expected to be claimed by QIAGEN are recorded as an asset in prepaid and other expenses and amount to US$ 27,0 million and US$ 37,1 million as of December 31, 2010 and 2009, respectively. In addition, the Company has recorded US$ 28,7 million and US$ 40,8 million for preacquistion contingencies as a liability under other current liabilities as of December 31, 2009 and 2008, respectively.

Litigation

From time to time, QIAGEN may be party to legal proceedings incidental to its business. As of December 31, 2010, certain claims, suits or legal proceedings arising out of the normal course of business have been filed or were pending against QIAGEN or its subsidiaries. These matters have arisen in the ordinary course and conduct of business, as well as through acquisition. Although it is not possible to predict the outcome of such litigation, based on the facts known to QIAGEN and after consultation with legal counsel, management believes that such litigation will not have a material adverse effect on QIAGEN’s financial position or results of operations.

i) Digene Corporation v. F. Hoffmann-LaRoche Ltd. and Roche Molecular Systems, Inc.

In December 2006, Digene filed for arbitration with the International Centre for Dispute Resolution of the American Arbitration Association in New York against F. Hoffmann-LaRoche Ltd. and Roche Molecular Systems, Inc. (collectively Roche) for breach of contract of a 1990 Cross License Agreement between Digene and Roche for rights to certain HPV patents. Digene alleged that Roche had breached this license agreement by entering into a Supply and Purchase Agreement with Gen-Probe, Inc. (Gen-Probe) in violation of the terms of the Cross License Agreement. On July 13, 2007, the arbitration panel granted Gen-Probe’s request to intervene as a respondent in the arbitration. On April 1, 2009, the arbitration panel granted an interim award denying QIAGEN’s breach of contract claims and consequently also the damages. On April 15, 2009, Roche and Gen-Probe filed motions for reimbursement of attorneys’ fees. On August 12, 2009, the arbitration panel issued a total award of $6.3 million, including administrative and arbitrator fees, and on August 13, 2009, the Company filed a petition in the Supreme Court of the State of New York to vacate or modify the award of the arbitrators. On August 20, 2009, Roche and Gen-Probe filed a joint petition to confirm the award, and on September 23, 2009, the Court set the briefing/hearing schedule. On December 18, 2009, the District Court heard oral arguments on the petitions to vacate and confirm the arbitration award. On August 16, 2010, the court entered a final judgment in favor of Roche and Gen-Probe and the case was closed.

Consolidated Financial Statements | NOTES | F - 52

QIAGEN N.V.

ii) Corbett v. Montreal Biotechnologies, Inc.

On February 19, 2009, M.H. Montreal Biotechnologies, Inc. (MBI) sued QIAGEN, Inc. and Corbett Life Science Pty. Ltd. (Corbett) in the Circuit Court for Montgomery County, Maryland, seeking monetary damages. MBI claims that QIAGEN, Inc. intentionally interfered with MBI’s contractual relations with Corbett, intentionally interfered with MBI’s contractual and business relations with its customers, and engaged in unfair competition. Separately, MBI contends that Corbett breached its contract with MBI, breached the implied covenant of good faith and fair dealing, and also engaged in unfair competition. In a court hearing on October 14, 2009, the Court dismissed the case against Corbett. MBI amended its complaint on November 16, 2009, adding QIAGEN N.V. and QIAGEN GmbH as new defendants and changing certain contentions against QIAGEN. The claims against QIAGEN GmbH and QIAGEN N.V. were dismissed in September 2010. In January 2011, QIAGEN and MBI agreed to settle the matter based on confidential terms which included payment by QIAGEN of a de minimis amount.

iii) QIAGEN Sciences, Inc. v. Operon Biotechnologies, Inc.

On July 2, 2009, Operon Biotechnologies, Inc. (Operon) commenced arbitration against QIAGEN Sciences, Inc. asserting a breach of a supply agreement between the parties and seeking monetary damages. Operon asserts that QIAGEN failed to comply with the preferred supplier provisions of the agreement and that this breach has caused damages, including lost profits. QIAGEN is in the process of responding to this claim and will vigorously defend against the claim.

iv) QIAGEN Gaithersburg, Inc. v. Abbott GmbH & Co. KG.

On November 4, 2009, QIAGEN Gaithersburg, Inc. filed a patent infringement lawsuit against Abbott GmbH & Co. KG (Abbott) in the Düsseldorf District Court in Germany moving for injunctive relief as well as declaratory judgment on damages with respect to patent infringement. On January 19, 2010, a case management conference took place before the Düsseldorf District Court during which Abbott moved for dismissal of the complaint, and the Court set a due date of May 18, 2010 for Abbott’s statement of defense, with the Company’s reply due by September 21, 2010, and Abbott’s rejoinder due by December 27, 2010. The hearing date was set for January 18, 2011. In reaction to the Dusseldorf lawsuit, Abbott has filed a motion to compel arbitration, including an anti-suit injunction against QIAGEN before the Northern District Court of Illinois. QIAGEN filed its opposition on March 8, 2010. By Memorandum and Order dated April 15, 2010, the U.S. District Judge has granted Abbott’s motion to compel arbitration but has denied the anti-suit injunction. On April 21, 2010, Abbott contacted QIAGEN seeking to initiate the arbitration proceedings by confirming an arbitrator, and on May 6, 2010, the arbitrator was confirmed. The parties further agreed to conduct the arbitration on September 15-16, 2010 in Philadelphia, Pennsylvania. On September 30, 2010, the parties entered into a settlement agreement resolving all disputes related to this matter.

v) Roche Molecular Systems, Inc v. DxS Ltd.

On February 11, 2010, Roche Molecular Systems filed a lawsuit against DxS in the federal court for the Southern District of New York. In its lawsuit, Roche alleged that DxS is preparing to terminate the parties’ Distributor Agreement without good cause and that DxS’ termination of the Agreement would cause Roche to suffer irreparable harm in the form of lost business opportunities and goodwill and damage to Roche’s reputation. In connection with its lawsuit, Roche had also filed a motion for preliminary injunction in which it asked the court to issue an order prohibiting DxS from terminating the Agreement and requiring DxS to perform its obligations under the Agreement pending the final resolution of the lawsuit. Roche amended its complaint adding QIAGEN N.V. and QIAGEN GmbH as new defendants and changing certain contentions

Consolidated Financial Statements | NOTES | F - 53

QIAGEN N.V.

against QIAGEN. Before the scheduled jury trial, parties entered into a settlement agreement whereby they released each other from and dismissed all mutual claims. The matter was thereby closed.

34.	Employee Benefits

The Company maintains various benefit plans, including defined contribution and defined benefit plans. The Company’s U.S. defined contribution plan is qualified under Section 401(k) of the Internal Revenue Code, and covers substantially all U.S. employees. Participants may contribute a portion of their compensation not exceeding a limit set annually by the Internal Revenue Service. This plan includes a provision for the Company to match a portion of employee contributions. Total expense under the 401(k) plans, including the plans acquired via business acquisitions, was US$ 2,1 million and US$ 2,0 million for the years ended December 31, 2010, 2009, respectively. The Company also has a defined contribution plan which covers certain executives. The Company makes matching contributions up to an established maximum. Matching contributions to the plan totaled approximately US$ 0,4 million in the years ended December 31, 2010 and 2009.

The Company has four defined benefit, non-contributory retirement or termination plans that cover certain employees in Germany, France, Japan and Italy. These defined benefit plans provide benefits to covered individuals satisfying certain age and service requirements. For certain plans, the Company calculates the vested benefits to which employees are entitled if they separate immediately. The benefits accrued on a pro-rata basis during the employees’ employment period are based on the individuals’ salaries, adjusted for inflation. The liability under the defined benefit plans was US$ 2,1 million at December 31, 2010 and US$ 2,0 million at December 31, 2009. Due to the insignificance of the defined benefit plans on the total assets the Group did not disclose all required information.

35.	Related Party Transaction

The Company has a consulting agreement with Dr. Metin Colpan, the Company’s former Chief Executive Officer and current Supervisory Board member, pursuant to which Dr. Colpan is paid a fee of EUR 2.750 per day for consulting services, subject to adjustment. The Company paid approximately US$ 0,3 million and US$ 0,2 million to Dr. Colpan for scientific consulting services under this agreement during each of the years ended December 31, 2010 and 2009.

The Company has a 50% interest in PreAnalytiX GmbH, which is accounted for under the equity method. The Company had accounts receivable from PreAnalytix of US$ 0,6 million and US$ 1,0 million as of December 31, 2010 and December 31, 2009, respectively, and accounts payable to PreAnalytix of US$ 0,3 million, as of December 31, 2010 and 2009.

From time to time, the Company has transactions with other companies in which the Company holds an interest all of which are individually and in the aggregate immaterial, as summarized in the table below:

(in US$ thousands)	2010	2009
Net sales	2.605	1.783
Loans receivable	1.560	1.427
Accounts receivable	2.400	2.062
Accounts payable	1.755	902

Consolidated Financial Statements | NOTES | F - 54

QIAGEN N.V.

Compensation of Managing Board members:

The tables below state the amounts earned on an accrual basis by our directors and officers in 2010 and 2009. The variable component is based on performance relative to personal goals and corporate goals agreed by the Supervisory Board.

Total annual compensation paid to Managing Board members:

(in US$ thousands)	2010	2009
Peer M. Schatz	1.722	1.894
Roland Sackers	744	876
Dr. Joachim Schorr	488	555
Bernd Uder	493	545

Annual Compensation	3.447	3.870

The compensation granted to the members of the Managing Board in 2010 consisted of a fixed salary and other variable components. Variable compensation includes one-time and annual payments linked to business performance (bonuses), as well as long-term incentives containing risk elements, including, but not limited to, stock options or other equity-based compensation and pension plans. Stock options granted to the Managing Board members must have an exercise price that is higher than the market price at the time of grant. The variable part of the compensation is designed to strengthen the Board members’ commitment to the Company and its objectives.

Total long-term benefits granted to Managing Board member as per December 31, 2010:

	Defined contribution benefit plan	Stock options	Restricted stock units
	US$	‘000	‘000
Peer M. Schatz	86.000	121	339
Roland Sackers	89.000	40	106
Dr. Joachim Schorr	33.000	19	50
Bernd Uder	54.000	9	54

Total long-term benefits December 31, 2010	262.000	189	549

Total long-term benefits granted to Managing Board member as per December 31, 2009:

	Defined contribution benefit plan	Stock options	Restricted stock units
	US$	‘000	‘000
Peer M. Schatz	81.000	123	394
Roland Sackers	73.000	40	129
Dr. Joachim Schorr	26.000	19	61
Bernd Uder	48.000	18	58

Total long-term benefits December 31, 2009	228.000	200	642

Consolidated Financial Statements | NOTES | F - 55

QIAGEN N.V.

Compensation of Supervisory Board

The Supervisory Board compensation for 2010 consists of fixed retainer compensation, additional retainer amounts for Chairman and Vice Chairman, and committee membership fees. Annual remuneration of the Supervisory Board members is as follows:

•	Fee paid to each member of the Supervisory Board: EUR 30.000

•	Additional compensation payable to members holding the following Supervisory Board positions:

•	Chairman: EUR 20.000, Vice Chairman: EUR 5.000,

•	Audit Committee: Chairman EUR 15.000, each member EUR 7.500

•	Compensation Committee: Chairman EUR 10.000, each member EUR 5.000

Members of the Supervisory Board also receive EUR 1.000 for attending the Annual General Meeting and EUR 1.000 for attending each meeting of the Supervisory Board.

Members of the Supervisory Board receive EUR 1.000 for attending each meeting of any subcommittees (other than Audit Committee, Compensation Committee and Selection and Appointment Committee).

Supervisory Board members also receive variable compensation, which is determined annually by the Compensation Committee pursuant to a formula based on growth of adjusted Earnings per Share provided that such remuneration will not exceed EUR 5.000 per year. We did not pay any agency or advisory service fees to members of the Supervisory Board other than US$ 0,3 million to Dr. Colpan for his scientific consulting services, including travel reimbursements.

Total annual Supervisory Board compensation in 2010 and 2009:

(in US$ thousands)	Fixed Salary	Chairman/ Vice- Chairman Committee	Meeting Attendance	Commitee Membership	Variable Cash bonus	Total 2010
Prof. Dr. Detlev H. Riesner	40,0	26,5	10,5	—	6,5	83,5
Dr. Werner Brandt	40,0	20,0	8,0	—	6,5	74,5
Dr. Metin Colpan	40,0	—	10,5	—	6,5	57,0
Erik Hornnaess	40,0	20,0	6,5	10,0	6,5	83,0
Prof. Dr. Manfred Karobath	40,0	—	9,0	6,5	6,5	62,0
Heino von Prondzynski	40,0	—	9,0	10,0	6,5	65,5

Supervisory Board compensation						425,5

Supervisory Board members also receive a variable component, in the form of share-based compensation. Stock options granted to the Supervisory Board members must have an exercise price that is higher than the market price at the time of grant. During 2010, the following options or other share-based compensation were granted to the members of the Supervisory Board.

Consolidated Financial Statements | NOTES | F - 56

QIAGEN N.V.

Dec. 31, 2010

	Stock options	Restricted stock units
Prof. Dr. Detlev H. Riesner	1.649	4.424
Dr. Werner Brandt	1.649	4.424
Dr. Metin Colpan	1.649	4.424
Erik Hornnaess	1.649	4.424
Prof. Dr. Manfred Karobath	1.649	4.424
Heino von Prondzynski	1.649	4.424

Total long-term benefits December 31, 2010	9.894	26.544

Dec. 31, 2009

	Stock options	Restricted stock units
Prof. Dr. Detlev H. Riesner	1.937	5.366
Dr. Werner Brandt	1.937	5.366
Dr. Metin Colpan	1.937	5.366
Erik Hornnaess	1.937	5.366
Prof. Dr. Manfred Karobath	1.937	5.366
Heino von Prondzynski	1.937	5.366

Total long-term benefits December 31, 2009	11.622	32.196

Total vested and unvested Stock Options to officers and directors:

Dec. 31, 2010

	Vested Options	Unvested Options	Expiration Dates	Exercise Prices (US$)	Unvested Stock awards
Peer M. Schatz	2.424.009	236.955	3/2011 to 2/2020	4,590 to 22,430	1.182.900
Roland Sackers	62.425	77.521	3/2011 to 2/2020	16,340 to 22,430	377.885
Dr. Joachim Schorr	109.091	36.731	10/2011 to 2/2020	12,546 to 22,430	180.054
Bernd Uder	53.474	26.176	3/2011 to 2/2020	16,340 to 22,430	179.658
Prof. Dr. Detlev H. Riesner	82.180	3.404	3/2011 to 2/2020	6,018 to 22,430	16.508
Dr. Werner Brandt	1.571	3.404	4/2018 to 2/2020	16,340 to 22,430	13.276
Dr. Metin Colpan	775.663	3.404	3/2011 to 2/2020	6,018 to 22,430	16.508
Erik Hornnaess	91.513	3.404	3/2011 to 2/2020	6,018 to 22,430	16.508
Prof. Dr. Manfred Karobath	85.513	3.404	3/2011 to 2/2020	6,018 to 22,430	16.508
Heino von Prondzynski	1.571	3.404	4/2018 to 2/2020	16,340 to 22,430	13.276

	3.687.010	397.807			2.013.081

Consolidated Financial Statements | NOTES | F - 57

QIAGEN N.V.

Dec. 31, 2009

	Vested Options	Unvested Options	Expiration Dates	Exercise Prices (US$)	Unvested Stock awards
Peer M. Schatz	2.310.614	229.447	3/2011 to 2/2019	4,590 to 22,430	843.430
Roland Sackers	86.231	62.541	3/2011 to 2/2019	16,340 to 22,430	271.706
Dr. Joachim Schorr	111.706	35.451	10/2011 to 2/2019	11,985 to 22,430	129.963
Bernd Uder	36.588	34.070	3/2011 to 2/2019	16,340 to 22,430	125.362
Prof. Dr. Detlev H. Riesner	80.424	3.511	3/2011 to 2/2019	6,018 to 22,430	14.239
Dr. Werner Brandt	463	2.863	4/2018 to 2/2019	16,340 to 22,430	8.852
Dr. Metin Colpan	773.907	3.511	3/2011 to 2/2019	6,018 to 22,430	14.239
Erik Hornnaess	89.757	3.511	3/2011 to 2/2019	6,018 to 22,430	14.239
Prof. Dr. Manfred Karobath	83.757	3.511	3/2011 to 2/2019	6,018 to 22,430	14.239
Heino von Prondzynski	463	2.863	4/2018 to 2/2019	16,340 to 22,430	8.852

	3.573.910	381.279			1.445.121

36.	Financial Risk Factors and Use of Derivative Financial Instruments

36.1. Risks

Market risk

The Group is exposed to market risk primarily related to foreign currency exchange rates, interest rates and the market value of investments in financial assets and equity securities. These exposures are actively managed by a central treasury department (Global Treasury) under policies approved by the Audit Committee and subject to internal controls. The objective is to minimize, where deemed to be appropriate, fluctuations in earnings and cash flows associated with changes in foreign currency exchange rates, interest rates and the market value of investments in financial assets and equity securities. To manage the volatility relating to these exposures and to enhance the yield on the investment in financial assets, the Group uses derivative financial instruments. The Group does not use financial derivatives for trading or speculative reasons, or for purposes unrelated to the normal business activities. Any loss in value on a financial derivative would normally be offset by an increase in the value of the underlying transaction.

Foreign currency exchange rates

The Group presents its consolidated financial statements in U.S. dollar. As a consequence of the global nature of QIAGEN’s business, the Group is exposed to foreign currency exchange rate movements, primarily in European and Asian countries. Foreign exchange risk arises when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not the entity’s functional currency. To manage such foreign exchange risk the, entities of the group use FX swaps and forwards, FX options and cross-currency swaps, transacted exclusively by Global Treasury. Net investments in QIAGEN affiliates with a functional currency other than the U.S. dollar are of long-term nature and the Group does not hedge such foreign currency translation exposures.

Because we have substantial expenses as well as revenues in each of our principal functional currencies, the exposure of our financial results to currency fluctuations is reduced. In general terms, depreciation of the U.S. dollar against our other foreign currencies will increase reported net sales.

Consolidated Financial Statements | NOTES | F - 58

QIAGEN N.V.

For the presentation of market risks, IFRS 7 requires sensitivity analyses that show the effects of hypothetical changes of relevant risk variables on profit or loss and shareholders’ equity. Currency risks as defined by IFRS 7 arise on account of financial instruments being denominated in a currency that is not the functional currency and being of a monetary nature; differences resulting from the translation of financial statements into the Group’s presentation currency are not taken into consideration. Relevant risk variables are generally all non-functional currencies in which QIAGEN has financial instruments.

QIAGEN is exposed to currency risks from financial derivatives. If each of the respective currency pairs for which the Group has financial derivatives in place, which do not qualify for hedge accounting in accordance with IAS 39, varied from the rates used for the preparation of the consolidated financial statements, this would have had an effect on the net income of the Group. If, at December 31, 2010, the US dollar had gained (lost) 10 % against all identified major currencies, this would have an effect of approximately US$ 27,0 million (2009: US$ 17,9 million) or US$ (33,0) million (2009: US$ (19,1) million). This effect would have been almost fully off-set by corresponding valuation adjustments in the positions, which economically had been hedged by these financial derivatives. Accordingly, the net effect of such variance in currency rates would not have been material.

If the U.S. dollar had gained (lost) 10 percent against other major currencies at December 31, 2010, the cash flow hedge reserve in equity attributable to equity holders of the parent and the fair value of hedging transactions would have been US$ 0,0 million higher (lower) (2009: US$ 2,6 million higher (lower)).

Interest rates

The Group is exposed to interest rate risk by floating rate financial debt and floating rate financial assets. This exposure is managed by varying the proportion of fixed and floating rate debt, while all non-derivative financial assets pay interest on floating rates. Net financial income earned on the Group’s net financial assets is generally affected by changes in the level of interest rates, principally the Euro and the U.S. dollar interest rate.

At December 31, 2010, we had US$ 830,4 million in cash and cash equivalents (December 31, 2009: US$ 827,4 million in cash and cash equivalents). Interest income earned on our cash investments is affected by changes in the relative levels of market interest rates. We only invest in high-grade investment securities. A hypothetical adverse 10% movement in market interest rates would decrease 2010 earnings by approximately US$ 373 thousands (2009: decrease of earnings by approximately US$ 35 thousands).

Borrowings against lines of credit are at variable interest rates. We had insignificant amounts outstanding against our lines of credit at December 31, 2010 and 2009. A hypothetical adverse 10% movement in market interest rates would not have materially impacted our financial statements.

Consolidated Financial Statements | NOTES | F - 59

QIAGEN N.V.

At December 31, 2010, we had US$ 767,3 million in long-term debt (December 31, 2009: US$ 824,4 million), of which US$ 500,0 million was at a variable rate. A hypothetical adverse 10% movement in market interest rates would decrease 2010 earnings by approximately US$ 0,4 million, based on the period-end interest rate (2009: decrease of earnings by approximately US$ 0,3 million).

Liquidity risk

To date, we have funded our business primarily through internally generated funds, debt and the private and public sales of equity. Our primary use of cash has been to support continuing operations and our capital expenditure requirements including acquisitions. As of December 31, 2010 and 2009, we had cash and cash equivalents of US$ 830,4 million and US$ 827,4 million, respectively, and investments in current marketable securities of US$ 106,1 million and US$ 40,0 million, respectively. Cash and cash equivalents are primarily held in Euros, U.S. dollars and Swiss Francs, other than those cash balances maintained in the local currency of subsidiaries to meet local working capital needs. As of December 31, 2010 and 2009, we had working capital of US$ 973,9 million and US$ 938,5 million, respectively.

We have unutilized credit lines totaling US$ 160,8 million at variable interest rates, an insignificant amount of which was utilized as of December 31, 2010 (2009: US$ 183,7 million). We also have finance lease obligations, including interest, in the amount of US$ 26,9 million (2009: US$ 38,9 million), and repayment obligations of US$ 873,0 million for long-term debt (2009: US$ 920,0 million).

Credit risk

Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all new customers. There were no significant concentrations of credit risk during the reporting period. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the statement of financial position.

Credit risk is managed on group basis, except for credit risk relating to accounts receivable balances. Each local entity is responsible for managing and analyzing the credit risk for each of their new clients before standard payment and delivery terms and conditions are offered.

Counterparty risk

We define counterparty risk as the part of credit risk that results from financial transactions. It includes the credit risk that arises from cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions and furthermore the issuer risk on debt securities, settlement risk on derivative and money market transactions. Counterparty risk is managed by dealing only with entities that have been approved internally by the CFO and the continuous monitoring of the counterparties credit standing as evidenced by public credit ratings, share prices and credit default swap levels. We believe that all of our counterparties represent a good credit risk and we therefore do not expect any losses due to non-performance by these counterparties.

Fair values

The carrying amounts of financial assets and financial liabilities currently approximate their fair values. Investments in unquoted equity instruments are measured at cost as their fair values cannot be measured reliably due to the lack of reliable information needed for the determination of the fair values. However, it is

Consolidated Financial Statements | NOTES | F - 60

QIAGEN N.V.

estimated that the carrying amounts of these investment approximate their fair values. Fair values of different classes of financial assets and financial liabilities are determined based on exchanges of assets and settlements of liabilities in past transactions.

Equity prices

The Group is exposed to equity price risks on the marketable portion of the available-for-sale equity securities. Equity securities typically relate to other biotechnology and research companies. Equity securities are not purchased as part of the normal day-to-day management of financial assets but must be authorized by the Board of Directors.

At December 31, 2010, the Company had investments in current available-for-sale debt securities which had a fair market value and cost of approximately US$ 106,1 million (2009: US$ 40,0 million).

Commodities

The Group has exposures to price risk related to anticipated purchases of certain commodities used as raw materials in its business. A change in commodity prices may alter the gross margin, but due to the limited exposure to any single raw material, a price change is unlikely to have a material unforeseen impact on the Group’s earnings.

36.2. Use of Derivative Financial Instruments

Derivatives and Hedging

In the ordinary course of business, we use derivative instruments, including swaps, forwards and/or options, to manage potential losses from foreign currency exposures and variable rate debt. The principal objective of such derivative instruments is to minimize the risks and/or costs associated with global financial and operating activities. We do not utilize derivative or other financial instruments for trading or other speculative purposes. We recognize all derivatives as either assets or liabilities on the statement of financial position on a gross basis, measure those instruments at fair value and recognize the change in fair value in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures. We do not offset the fair value of derivative instruments with cash collateral held or received from the same counterparty under a master netting arrangement.

As of December 31, 2010, all derivatives that qualify for hedge accounting are cash-flow hedges. For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings. In 2010, the Company did not record any hedge ineffectiveness related to any cash-flow hedges in income (expense) and did not discontinue any cash-flow hedges. There are no expected transactions which would result in a reclassification of amounts in other comprehensive income into earnings in the next 12 months. Derivatives, including those that are not designated as hedges, are classified in the operating section of the consolidated statements of cash flows, in the same category as the related line item of consolidated statement of financial position.

Consolidated Financial Statements | NOTES | F - 61

QIAGEN N.V.

Foreign Currency Derivatives

As a globally active enterprise, the Company is subject to risks associated with fluctuations in foreign currencies in its ordinary operations. This includes foreign currency-denominated receivables, payables, debt, and other positions. The Company manages the foreign currency exposure on a group-wide basis primarily using foreign exchange forward contracts and cross-currency swaps.

The Company has foreign currency forward contracts with an aggregate notional amount of US$ 44,0 million, which qualify for hedge accounting as cash-flow hedges. The Company has determined that no ineffectiveness exists related to these derivatives. However, the differences between spot and forward rates were excluded from the assessment of hedge effectiveness and included in interest income as it effectively constitutes the difference in the interest rates of the respective currency pairs. The contracts mature in July 2011 and had fair market values at December 31, 2010 and 2009 of approximately US$ 3,9 million, included in other current liabilities, and US$ 5,7 million, included in other non-current liabilities, respectively, in the accompanying consolidated statement of financial position.

In addition, the Company was party to cross-currency swaps which qualified as cash-flow hedges with a notional amount of US$ 120.0 million as of December 31, 2010 and 2009, which mature in November 2012 and had fair market values of US$ 4,6 million and US$ 16,7 million at December 31, 2010 and 2009, respectively, which are included in other non-current liabilities in the accompanying consolidated statement of financial position.

Undesignated Derivative Instruments

The Company is party to various foreign exchange forward and swap arrangements which had, at December 31, 2010, an aggregate notional value of approximately US$ 295,4 million and fair values of US$ 0,7 million and US$ 5,1 million, which are included in other current assets and other current liabilities, respectively, and which expire at various dates through April 2011. The transactions have been entered into to offset the effects from short-term exposure to foreign currency exchange risk. Changes in the fair value of these arrangements have been recognized in other income (expense).

We were party to various foreign exchange forward and swap arrangements which had, at December 31, 2009, an aggregate notional value of approximately US$ 200,1 million and fair values of US$ 0,9 million and US$ 7,7 million, which are included in other current assets and other current liabilities, respectively, and which expired at various dates through March 2010. The transactions have been used to offset the effects from short-term exposure to foreign currency exchange risk. Changes in the fair value of these arrangements have been recognized in other financial income (expense).

Interest Rate Derivatives

We use interest rate derivative contracts on certain borrowing transactions to hedge fluctuating interest rates. We have entered into interest rate swaps in which we agree to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional principal amount. During 2008, we entered into interest rate swaps, which effectively fixed the variable interest rates on US$ 200,0 million of our variable rate debt and qualify for hedge accounting as cash-flow hedges. We have determined that no ineffectiveness exists related to these swaps. During 2010, US$ 100,0 million of the swaps matured. The remaining US$ 100,0 million matures in October 2011, and as of December 31, 2010 had an aggregate fair value of US$ 2,7 million, which is recorded in accrued and other liabilities in the accompanying consolidated statement of financial pos. As of December 31, 2009 these swaps had an aggregate fair value of US$ 6,3 million, of which US$ 2,1 million is recorded in other current

Consolidated Financial Statements | NOTES | F - 62

QIAGEN N.V.

liabilities and US$ 4,2 million is recorded in other non-current liabilities in the accompanying consolidated statement of financial position.

37.	Additional Information for Financial Instruments

Carrying Amounts, Measurement in Accordance with IAS 39 and Fair Values:

Dec. 31, 2010

(US$ thousands)	Category	Carrying amount	Amortized cost	Cost	At Fair Value
Assets
Cash and cash equivalents	LaR	830.354	830.354	0	0
Available-for-sale assets	AfS	106.077	0	3.359	106.077
Trade accounts receivable	LaR	197.418	197.418	0	0
Derivatives	FVTPL	677	0	0	677

Liabilities
Financial debts	FLAC	(845.184)	(845.184)	0	0
Finance lease obligations	N/A	(26.942)	0	0	0
Trade accounts payable	FLAC	(47.803)	(47.803)	0	0
Derivatives in effective hedges	N/A	(11.115)	0	0	(11.115)
Derivatives	FVTPL	(5.113)	0	0	(5.113)

Aggregated by category in accordance with IAS 39
Loans and Receivables (LaR)		1.027.772	1.027.772	—	—
Available-for-Sales Financial Assets (AfS)		109.436	—	3.359	106.077
Financial Liabilities measured at Amortized Cost (FLAC)		(892.987)	(892.987)	—	—
Instruments at fair value through profit or loss (FVTPL)		(4.436)	—	—	(4.436)

Consolidated Financial Statements | NOTES | F - 63

QIAGEN N.V.

Dec. 31, 2009

(US$ thousands)	Category	Carrying amount	Amortized cost	Cost	At Fair Value
Assets
Cash and cash equivalents	LaR	827.338	827.338	0	0
Available-for-sale assets	AfS	40.000	0	40.000	0
Notes receivable	LaR	4.852	4.852	0	0
Trade accounts receivable	LaR	188.885	188.885	0	0
Other assets	LaR	0	0	0	0
Derivatives	FVTPL	947	0	0	947

Liabilities
Financial debts	FLAC	(876.410)	(876.410)	0	0
Finance lease obligations	N/A	(30.971)	0	0	0
Trade accounts payable	FLAC	(48.836)	(48.836)	0	0
Derivatives in effective hedges	N/A	(28.769)	0	0	(28.769)
Derivatives	FVTPL	(7.690)	0	0	(7.690)

Aggregated by category in accordance with IAS 39
Loans and Receivables (LaR)		1.021.075	1.021.075	—	—
Available-for-Sales Financial Assets (AfS)		40.000	—	40.000	—
Financial Liabilities measured at Amortized Cost (FLAC)		(925.246)	(925.246)	—	—
Instruments at fair value through profit or loss (FVTPL)		(6.743)	—	—	(6.743)
Cash and cash equivalents, notes receivable, trade accounts receivable and other assets mainly have short times to maturity. For this reason, their carrying amounts at the reporting date approximate the fair values.

Investments in unquoted equity instruments shown as available-for-sale assets are measured at cost as their fair values cannot be measured reliably due to the lack of reliable information needed for the determination of the fair values. However, it is estimated that the carrying amounts of these investment approximate their fair values.

The fair values of other non-current assets correspond to the present values of the payments related to the assets, taking into account the current interest rate parameters that reflect market and partner-based changes to terms and conditions and expectations.

Trade accounts payable generally have short times to maturity; the value reported approximates the fair value.

The fair values of the quoted financial debts equal the nominal amounts multiplied by the price quotations at the reporting date. The fair values of other financial liabilities are calculated as the present values of the payments associated with the liabilities.

As of December 31, 2010 and 2009, fair values of financial debts amount to US$ 1.021,8 million and US$ 1.124,8 million, respectively. The carrying amounts of all other financial assets and financial liabilities approximate their fair values.

Consolidated Financial Statements | NOTES | F - 64

QIAGEN N.V.

As of December 31, 2010 and 2009, there are no significant concentrations of risks arising from financial instruments.

	Dec. 31, 2010		Dec. 31, 2009
(in US$ thousands)	Carrying amount	Fair Value	Carrying amount	Fair Value
Assets
Cash and cash equivalents	830.354	830.354	827.338	827.338
Available-for-sale assets	106.077	106.077	40.000	40.000
Trade accounts receivable	197.418	197.418	193.737	193.737
Derivatives	677	677	947	947
Liabilities
Financial debts	(892.987)	(1.021.800)	(876.410)	(1.124.800)
Finance lease obligations	(26.942)	(26.942)	(30.971)	(30.971)
Trade accounts payable	(47.803)	(47.803)	(43.775)	(43.775)
Derivatives	(16.228)	(16.228)	(36.460)	(36.460)

Net Results by Category

Dec. 31, 2010

		Subsequent Measurement
(US$ thousands)	From interest	At fair value	Allowances / Impairments	De-recognition	Net result
Loans and receivables (LaR)	3.313	0	0	0	3.313
Available-for-Sales Financial Assets (AfS)	0	0	0	0	0
Financial Liabilities measured at Amortized Cost (FLAC)	(37.619)	0	0	0	(37.619)

	(34.306)	0	0	0	(34.306)

Interest from financial instruments is recognized in financial expense.

The Company recognizes the other components of net gain/loss in other financial income/expense, except for impairments of trade receivables that are classified as “loans and receivables” which are reported under General and administrative, integration and other expense.

Consolidated Financial Statements | NOTES | F - 65

QIAGEN N.V.

The information for the comparative period is provided below:

Dec. 31, 2009

		Subsequent Measurement
(US$ thousands)	From interest	At fair value	Allowances / Impairments	De-recognition	Net result
Loans and receivables (LaR)	3.465	0	0	0	3.465
Available-for-Sales Financial Assets (AfS)	0	0	0	0	0
Financial Liabilities measured at Amortized Cost (FLAC)	(38.614)	0	0	0	(38.614)

	(35.149)	0	0	0	(35.149)

38.	Disclosures on Capital Management

The primary objectives of the Group’s capital management are to safeguard the group’s ability to continue as a going concern and to ensure financial flexibility to execute the group’s strategic growth targets. Furthermore we regularly review our capital structure ensuring a low cost of capital to enhance shareholder value.

Important indicator of capital management effort is the ratio of shareholders’ equity compared to total assets as shown in the consolidated statement of financial position.

(in US$ thousands, except of ratio)	2010	2009
Shareholders’ equity	2.598.097	2.420.016
Total Assets	4.043.898	3.921.457

Shareholders’ equity ratio in %	64%	62%

39.	Segment Information

During 2010, the Company determined that it operates as one business segment in accordance with IFRS 8 Operating Segments. As a result of the Company’s continued restructuring and streamlining of the growing organization, and with revised internal budgeting and reporting approaches, the Company’s chief operating decision maker (CODM) transitioned to making decisions with regards to business operations and resource allocation based on evaluations of QIAGEN as a whole. Accordingly, the Company operates as one reporting segment and this change in decision making process has evolved with our continued growth as a Company. Summarized product category and geographic information is shown in the tables below.

Product Category Information

Net sales for the product categories are attributed based on those revenues related to sample and assay products and similarly related revenues, and revenues derived from instrumentation sales.

Consolidated Financial Statements | NOTES | F - 66

QIAGEN N.V.

(in US$ thousands)	2010	2009
Consumables and related revenues	937.714	870.216
Instrumentation	149.717	139.609

Net Sales	1.087.431	1.009.825

Geographical Information

Net sales are attributed to countries based on the location of the Company’s subsidiary generating the sale. QIAGEN operates manufacturing facilities in Germany, Switzerland, China, Australia, the United Kingdom and the United States that supply products to other countries. The sales from these manufacturing operations to other countries are included in the Net Sales of the countries in which the manufacturing locations are based. The intersegment portions of such net sales are excluded to derive consolidated net sales. No single customer represents more than ten percent of consolidated net sales. The Company’s official country of domicile is the Netherlands, which reported net sales of US$ 0,2 million and, US$ 0,2 million for the years ended 2010 and 2009, respectively, and these amounts are included in the line item Europe as shown in the table below.

(in US$ thousands)	2010	2009
United States	472.682	446.151
Other Americas	50.912	47.995

Total Americas	523.594	494.146

Europe	398.029	363.949
Asia Pacific	165.808	151.730

Net Sales	1.087.431	1.009.825

Long-Lived Assets of the Company include property, plant and equipment, intangibles from acquisitions, investments, long-term loans receivable and various long-term deposits. Deferred tax assets have been excluded from the table below. The Netherlands, which is included in the balances for Europe, reported long-lived assets of US$ 13,3 million and US$ 5,9 million for the years ended 2010 and 2009, respectively.

(in US$ thousands)	2010	2009
United States	1.638.325	1.641.380
Other Americas	12.997	14.270

Total Americas	1.651.322	1.655.650

Europe	746.352	681.787
Asia Pacific & rest of world	209.902	192.391

Long-lived Assets	2.607.576	2.529.827

40.	Subsequent Events

On April 4, 2011, QIAGEN announced that it has reached an agreement to acquire Cellestis Limited for approximately A$ 341 million (US$ 355 million) in cash, providing QIAGEN with access to a novel “pre-molecular” technology that offers a new dimension in disease detection not currently possible with other diagnostic methods. The acquisition of Cellestis, a publicly listed, profitable company headquartered in Australia, will provide QIAGEN with exclusive rights to QuantiFERON® technology, a proprietary approach for disease detection and monitoring. The transaction is subject to a number of conditions, including approval by the Australian Foreign Investment Review Board, court approval and the approval of Cellestis shareholders. A transaction booklet with full details of the transaction, including an Independent Expert’s

Consolidated Financial Statements | NOTES | F - 67

QIAGEN N.V.

Report, is expected to be distributed to Cellestis shareholders in May 2011. The shareholder meeting to approve the transaction is expected to be held in June 2011.

Based on the Company’s review, no other events or transactions have occurred subsequent to December 31, 2010, that would have a material impact on the financial statements as presented.

41.	Consolidated Companies

The following is a list of the Company’s subsidiaries as of December 31, 2010, other than certain subsidiaries that did not in the aggregate constitute a significant subsidiary:

Company	Country	Currency	Capital	Owner-ship
Corbett Research Pty. Ltd.	Australia	AUD	100.133	100%
Corbett Robotics Pty. Ltd.	Australia	AUD	2	100%
QIAGEN Canada Inc. (formerly: Nextal Biotechnology Inc.)	Canada	CAD	3.000	100%
QIAGEN Deutschland Holding GmbH	Germany	EUR	25.000	100%
QIAGEN Euro Finance S.A.	Luxemburg	USD	25.000	100%
QIAGEN Finance Deutschland GmbH	Germany	EUR	25.000	100%
QIAGEN Finance (Luxembourg) S.A.	Luxemburg	EUR	125.000	100%
QIAGEN Gaithersburg, Inc.	USA	USD	249.000	100%
QIAGEN GmbH	Germany	EUR	210.000	100%
QIAGEN Hamburg GmbH	Germany	EUR	178.000	100%
QIAGEN Inc. (Canada)	Canada	CAD	50.000	100%
QIAGEN, Inc. (USA)	USA	USD	15.000	100%
QIAGEN Instruments AG	Switzerland	CHF	14.939.000	100%
QIAGEN KK	Japan	JPY	10.000.000	100%
QIAGEN Korea Ltd.	South Korea	KOW	50.000.000	100%
QIAGEN Lake Constance GmbH	Germany	EUR	50.000	100%
QIAGEN Ltd.	UK	GBP	105.000	100%
QIAGEN Manchester Ltd. (formerly: DxS Ltd.)	UK	GBP	0	100%
QIAGEN North American Holding Inc.	USA	USD	0	100%
QIAGEN Australia Holding Pty. Ltd.	Australia	AUD	160.000	100%
QIAGEN S.A.	France	EUR	240.000	100%
QIAGEN Sciences LLC	USA	USD	0	100%
QIAGEN Shared Services, Inc.	USA	USD	3.185.000	100%
QIAGEN Shenzhen Co. Ltd. (formerly: Shenzen PG Biotech)	China	CNY	20.400.000	100%
QIAGEN SpA	Italy	EUR	100.000	100%
SABiosciences Corp.	USA	USD	0	100%

Consolidated Financial Statements | NOTES | F - 68

QIAGEN N.V.

42.	Fees Paid to External Auditors

The service fees recognized in the consolidated financial statements 2009 for the Ernst & Young network are as follows:

(in US$ thousands)	2010	2009
Fees for the audit and review of financial statements	947	1.905
Other assurance services	813	607
Fees for tax services	82	66
Sundry services	963	120

Service fees to external auditors	2.805	2.698

Venlo, the Netherlands,

April 21, 2011

Peer M. Schatz	Roland Sackers

Chief Executive Officer	Chief Financial Officer

Consolidated Financial Statements | NOTES | F - 69

QIAGEN N.V.

Financial statements for the year ended December 31, 2010

(in US$ thousands)	Note	2010	2009
STATEMENT OF FINANCIAL POSITION
Assets
Cash and cash equivalents		612.332	661.083
Current available-for-sale financial instruments	(3)	106.077	40.000
Trade accounts receivable		0	65
Receivables from Group Companies		23.987	227.339
Prepaid expenses and other current assets		2.066	3.950

Total current assets		744.462	932.437
Non-current available-for-sale financial instruments	(3)	3.359	0
Office Equipment		120	52
Intangible assets	(4)	1.262	1.826
Goodwill	(5)	99.971	93.281
Financial assets	(6)	1.807.534	1.461.671

Total non-current assets		1.912.246	1.556.830

Total Assets		2.656.708	2.489.267

Shareholder’s Equity and Liabilities
Trade accounts payable		665	1.394
Payables to Group Companies		23.351	16.063
Accrued liabilities		34.595	51.794

Total Liabilities		58.611	69.251
Common Shares		3.093	3.221
Share premium		1.811.633	1.785.345
Retained earnings		494.876	366.972
Net income		141.997	131.634
Legal reserves	(8)	75.806	68.393
Cumulative foreign currency translation adjustments		70.692	64.451

Total shareholder’s equity		2.598.097	2.420.016

Total shareholder’s equity and liabilities		2.656.708	2.489.267

INCOME STATEMENT
Net income from investments (after tax)		133.761	78.095
Other income (after tax)		8.236	53.539

Net income for the period		141.997	131.634

Financial Statements | F - 70

QIAGEN N.V.

QIAGEN N.V.

Statement of Changes in Equity

for the year ended December 31, 2009

(in U$ thousands)		Common shares	Share premium	Retained earnings	Net Income	Legal Reserves	Foreign currency translation	Total shareholders’ equity
At January 1, 2009		2.212	1.117.390	291.238	93.009	54.283	20.499	1.578.631
Appropriation of prior year net income		0	0	93.009	(93.009)	0	0	0
Net income for the period		0	0	0	131.634	0	0	131.634
Income and expense directly recognized in equity		0	0	0	0	(3.165)	44.462	41.297
Allocation to legal reserves		0	0	(17.275)	0	17.275	0	0
Effect from foreign currency translation		510	0	0	0	0	(510)	0
Offering		462	623.109	0	0	0	0	623.571
Stock options		37	44.846	0	0	0	0	44.883

At December 31, 2009		3.221	1.785.345	366.972	131.634	68.393	64.451	2.420.016

for the year ended December 31, 2010

(in U$ thousands)	Note	Common shares	Share premium	Retained earnings	Net Income	Legal Reserves	Foreign currency translation	Total shareholders’ equity
At January 1, 2010		3.221	1.785.345	366.972	131.634	68.393	64.451	2.420.016
Appropriation of prior year net income		0	0	131.634	(131.634)	0	0	0
Net income for the period		0	0	0	141.997	0	0	141.997
Income and expense directly recognized in equity		0	0	0	0	3.683	6.100	9.783
Allocation to legal reserves	(6)	0	0	(3.730)	0	3.730	0	0
Effect from foreign currency translation		(141)	0	0	0	0	141	0
Stock options		13	26.288	0	0	0	0	26.301

At December 31, 2010		3.093	1.811.633	494.876	141.997	75.806	70.692	2.598.097

Financial Statements | F - 71

QIAGEN N.V.

QIAGEN N.V.

NOTES TO THE COMPANY FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2010

1.	Accounting Policies

As from 2005, Dutch law allows companies that apply IFRS as adopted in the European Union in their consolidated financial statements to use the same accounting principles in the financial statements of the Company. Financial statements that are based on this provision qualify as financial statements under Dutch law. The financial statements of QIAGEN N.V. (the ‘Company’) included in this section are prepared in accordance with IFRS accounting principles as used in the consolidated financial statements in order to maintain the consistency between the figures in the consolidated financial statements and the financial statements of the Company.

Subsidiaries of QIAGEN N.V. are accounted for using the equity method.

As provided in section 402 of the Dutch Civil Code, Book 2, the income statement of QIAGEN N.V. includes only the net income from investments after tax and other income after tax, as the Company’s figures are included in the consolidated financial statements.

2.	Net Income from Investments / Other Income

Net income from investments relates to QIAGEN N.V.’s share in the earnings of its subsidiaries and affiliates.

3.	Available for Sale financial instruments

At December 31, 2010, the Company had short-term investments in unquoted debt securities which had a fair market value and cost of approximately US$ 106,1 million (December 31, 2009: US$ 40,0 million) in current available for sale financial instruments. At December 31, 2010, the Company holds an investment of US$ 3,4 million (December 31, 2009: US$ 0) for a non-controlling interest of a privately-held company which is classified as non-current available-for-sale equity security. The investment is accounted for under the cost-method.

(in US$ thousands)	2010	2009
Unquoted equity securities	3.359	0
Unquoted debt securities	106.077	40.000

Available-for-sale Financial Instruments	109.436	40.000

thereof current Afs financial instruments	106.077	40.000
thereof non-current Afs financial instruments	3.359	0

Financial Statements QIAGEN N.V. | NOTES | F - 72

QIAGEN N.V.

4.	Intangible assets

Intangible assets represent patent rights and licenses. There were no additions to intangible assets during the reporting periods 2010 and 2009. The historic cost of patent rights and licenses as at December 31, 2010, was US$ 5,9 million (2009: US$ 5,9 million). The accumulated amortization as at December 31, 2010, amounts to US$ 4,6 million (2009: US$ 4,0 million). Amortization charge considered during the reporting 2010 was US$ 0,6 million (2009: US$ 0,6 million).

5.	Goodwill

Goodwill development during the reporting period 2010 was as follows:

(in US$)	2010	2009
January 1st	93.281	45.722
Currency adjustments	3.410	779
Additions	3.280	46.780

December 31st	99.971	93.281

Additions during the period 2010 to goodwill resulted from earn-out and milestones payments and purchase price adjustments related to the 2009 acquisitions.

6.	Financial Fixed Assets

(in US$ thousands)	Investments in subsidiary	Participating interest	Loans receivable	Total
Jan. 1, 2009	823.820	759	513.590	1.338.169

Increases	65.201	0	3.382	68.583
Decreases	0	(365)	0	(365)
Dividends received	(99.559)	0	0	(99.559)
Share of net profit	119.852	0	0	119.852
Translation adjustments	34.991	0	0	34.991

Dec. 31, 2009	944.305	394	516.972	1.461.671

Increases	566.212	3.927	11.605	581.744
Decreases	0	0	(317.886)	(317.886)
Dividends received	(36.800)	0	0	(36.800)
Share of net profit	104.186	11	0	104.197
Translation adjustments	14.608	0	0	14.608

Dec. 31, 2010	1.592.511	4.332	210.691	1.807.534

Financial Statements QIAGEN N.V. | NOTES | F - 73

QIAGEN N.V.

7.	Subsidiaries

At December 31, 2010, the Company’s investments comprise (exclusive of insignificant investments and participating interests):

Name	Registered office	Owned
- QIAGEN Australia Holding Pty. Ltd.	Victoria, Australia	100%
- QIAGEN BV	Venlo, The Netherlands	100%
- QIAGEN Deutschland Holding GmbH	Hilden, Germany	100%
- QIAGEN Euro Finance (Luxembourg) S.A.	Luxembourg	100%
- QIAGEN Finance (Luxembourg) S.A.	Luxembourg	100%
- QIAGEN US Finance Holding (Luxembourg) S.A.	Luxembourg	100%
- QIAGEN Inc. (Canada)	Mississauga, Canada	100%
- QIAGEN Instruments AG	Hombrechtikon, Switzerland	100%
- QIAGEN KK	Tokyo, Japan	100%
- QIAGEN Ltd.	Crawley, England	100%
- QIAGEN Pty. Ltd.	Victoria, Australia	100%
- QIAGEN S.A.	Courtaboeuf Cedex, France	100%
- QIAGEN SpA	Milan, Italy	100%
- QIAGEN Manchester Ltd. (Formerly: DxS Ltd.)	Manchester, United Kingdom	100%
- SABiosciences Corp.	Frederick, United States	100%
- QIAGEN Shenzen Co. Ltd.	Shenzen, China	100%
(Formerly: Shenzen PG Biotech Co. Ltd.)

8.	Legal Reserve

Legal reserves as of December 31, 2010, in the amount of US$ 75,8 million (2009: US$ 68,4 million) were set up in connection with capitalized development expenses of US$ 3,7 million in 2010 and US$ 17,3 million in 2009 and effects recognized directly in equity relating to hedge accounting of US$ 3,7 million for 2010 and US$ (3,2) million in 2009.

9.	Employee information

The average number of employees during the year 2010 was seven (2009: seven).

10.	Remuneration of Directors and Officers

The tables below state the amounts earned on an accrual basis by Directors and Officers in 2010. The variable component is based on performance relative to personal goals and corporate goals agreed by the Supervisory Board.

The compensation granted to the members of the Managing Board in 2010 consists of a fixed salary and other variable components. Variable compensation includes one-time and annual payments linked to business performance (bonuses). The variable part of the compensation is designed to strengthen the Board members’ commitment to the Company and its objectives.

During 2010 total annual compensation of Directors and Officers was as follows:

Financial Statements QIAGEN N.V. | NOTES | F - 74

QIAGEN N.V.

Year ended December 31, 2010 (in US$)	Fixed Salary	Variable Cash Bonus	Total
Peer M. Schatz	60.417	211.051	271.468
Roland Sackers	26.072	37.928	64.000
Dr. Joachim Schorr	17.083	14.503	31.586
Bernd Uder	17.248	14.093	31.341

Annual Compensation	120.820	277.575	398.395

The information for the comparative period is as follows:

Year ended December 31, 2009 (in US$)	Fixed Salary	Variable Cash Bonus	Total
Peer M. Schatz	153.000	95.000	248.000
Roland Sackers	89.000	48.000	137.000
Dr. Joachim Schorr	30.000	17.000	47.000
Bernd Uder	30.000	17.000	47.000

Annual Compensation	302.000	177.000	479.000

The Supervisory Board compensation for 2010 consists of fixed compensation, an additional amount for Chairman and Vice Chairman, and committee membership fees. Annual remuneration of the Supervisory Board members is as follows:

•	Fee paid to each member of the Supervisory Board: EUR 30.000

•	Additional compensation payable to members holding the following positions:

•	Chairman of the Supervisory Board: EUR 20.000

•	Vice Chairman of the Supervisory Board: EUR 5.000

•	Chairman of the Audit Committee: EUR 15.000

•	Chairman of the Compensation Committee: EUR 10.000

•	Fee payable to each member of the Audit Committee: EUR 7.500

•	Fee payable to each member of the Compensation Committee: EUR 5.000

Members of the Supervisory Board also receive EUR 1.000 for attending the Annual General Meeting and EUR 1.000 for attending each meeting of the Supervisory Board.

Members of the Supervisory Board receive EUR 1.000 for attending each meeting of any subcommittees (other than Audit Committee, Compensation Committee and Selection and Appointment Committee).

Supervisory Board members also receive variable compensation, which is determined annually by the Compensation Committee pursuant to a formula based on growth of adjusted Earnings per Share provided that such remuneration will not exceed EUR 5.000 per year. We did not pay any agency or advisory service fees to members of the Supervisory Board other than US$ 0,3 million to Dr. Colpan for his scientific consulting services, including travel reimbursements.

Financial Statements QIAGEN N.V. | NOTES | F - 75

QIAGEN N.V.

(in US$ thousands)	Fixed Salary	Chairman/ Vice- Chairman Committee	Meeting Attendance	Commitee Membership	Variable Cash bonus	Total 2010
Prof. Dr. Detlev H. Riesner	40,0	26,5	10,5	—	6,5	83,5
Dr. Werner Brandt	40,0	20,0	8,0	—	6,5	74,5
Dr. Metin Colpan	40,0	—	10,5	—	6,5	57,0
Erik Hornnaess	40,0	20,0	6,5	10,0	6,5	83,0
Prof. Dr. Manfred Karobath	40,0	—	9,0	6,5	6,5	62,0
Heino von Prondzynski	40,0	—	9,0	10,0	6,5	65,5

Supervisory Board compensation 2010						425,5

Board members also receive a variable component, in the form of share-based compensation. Stock options granted to the Supervisory Board members must have an exercise price that is higher than the market price at the time of grant. During 2010, the following options or other share-based compensation were granted to the members of the Supervisory Board.

	Stock options	Restricted stock units
Prof. Dr. Detlev H. Riesner	1.649	4.424
Dr. Werner Brandt	1.649	4.424
Dr. Metin Colpan	1.649	4.424
Erik Hornnaess	1.649	4.424
Prof. Dr. Manfred Karobath	1.649	4.424
Heino von Prondzynski	1.649	4.424

Total long-term benefits December 31, 2010	9.894	26.544

The information for the comparative period is as follows:

(in US$ thousands)	Fixed Salary	Chairman/ Vice- Chairman Committee	Meeting Attendance	Commitee Membership	Variable Cash bonus	Total 2009
Prof. Dr. Detlev H. Riesner	42,0	28,0	15,5	—	7,0	92,5
Dr. Werner Brandt	42,0	21,0	7,0	—	7,0	77,0
Dr. Metin Colpan	42,0	—	15,5	—	7,0	64,5
Erik Hornnaess	42,0	21,0	8,5	10,5	7,0	89,0
Prof. Dr. Manfred Karobath	42,0	—	14,0	7,0	7,0	70,0
Heino von Prondzynski	42,0	—	12,5	10,5	7,0	72,0

Supervisory Board compensation 2009						465,0

During 2008, the following options or other share-based compensation were granted to the members of the Supervisory Board.

Financial Statements QIAGEN N.V. | NOTES | F - 76

QIAGEN N.V.

	Stock options	Restricted stock units
Prof. Dr. Detlev H. Riesner	1.937	5.366
Dr. Werner Brandt	1.937	5.366
Dr. Metin Colpan	1.937	5.366
Erik Hornnaess	1.937	5.366
Prof. Dr. Manfred Karobath	1.937	5.366
Heino von Prondzynski	1.937	5.366

Total long-term benefits December 31, 2009	11.622	32.196

11.	Audit Fees

At our 2010 Annual General Meeting of Shareholders held on June 30, 2010, our shareholders appointed Ernst & Young Accountants LLP to serve as our auditors for the fiscal year ended December 31, 2010. Set forth below are the total fees billed (or expected to be billed), on a consolidated basis, by Ernst & Young Network:

	2010		2009
(in US$ thousands)	E&Y Network	E&Y LLP Netherlands	E&Y Network	E&Y LLP Netherlands
Fees for the audit and review of financial statements	876	71	1.669	236
Other assurance services	725	88	594	13
Fees for tax services	82	0	66	0
Sundry services	963	0	120	0

Service fees to external auditors	2.646	159	2.449	249

Audit fees consist of fees and expenses billed for the annual audit and quarterly review of QIAGEN’s consolidated financial statements. They also include fees billed for other audit services, which are those services that only the statutory auditor can provide, and include the review of documents filed with the Securities Exchange Commission.

Other assurance fees consist of fees and expenses billed for assurance and related services that are related to the performance of the audit or review of QIAGEN’s financial statements and include consultations concerning financial accounting and reporting standards and review of the opening balance sheets of newly acquired companies.

Tax fees include fees and expenses billed for tax compliance services, including assistance on the preparation of tax returns and claims for refund; tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers and acquisitions, transfer pricing, and requests for rulings or technical advice from taxing authorities; tax planning services; and expatriate tax compliance, consultation and planning services.

Sundry services include fees and expenses billed for services such as information technology projects, transaction due diligence and cost segregation studies as allowed by the Sarbanes-Oxley Act of 2002.

Financial Statements QIAGEN N.V. | NOTES | F - 77

QIAGEN N.V.

12.	Guarantees

In connection with the issuance of convertible notes in the amount of US$ 150 million by QIAGEN Finance (Luxembourg) S.A. in 2004 the Company is fully and unconditionally guaranteeing payments of principal and interest on the notes.

In connection with the issuance of convertible notes in the amount of US$ 300 million by QIAGEN Euro Finance (Luxembourg) S.A. in 2006 the Company is fully and unconditionally guaranteeing payments of principal and interest on the notes.

The Company has granted guarantees to banks as security for credit facilities of certain of its foreign subsidiaries amounting to US$ 500 million at December 31, 2010.

Venlo, the Netherlands,

April 21, 2011

Peer M. Schatz	Roland Sackers

Chief Executive Officer	Chief Financial Officer

Financial Statements QIAGEN N.V. | NOTES | F - 78

QIAGEN N.V.

OTHER INFORMATION

Annual Report 2010

QIAGEN N.V.

Appropriation of Net Income

According to Article 40 till 42 of the articles of association, the allocation of net income will be as follows. Subject to certain exceptions, dividends may only be paid out of profits as shown in our annual report as adopted by the General Meeting of Shareholders. Distributions may not be made if the distribution would reduce the shareholders’ equity below the sum of the paid-up capital and any reserves required by Dutch Law or the Articles.

Out of profits, dividends must first be paid on any outstanding Preference Shares (the “Preference Share Dividend”) in a percentage (the “Preference Share Dividend Percentage”) of the obligatory amount (call) paid up on such shares at the beginning of the fiscal year in respect of which the distribution is made. The Preference Share Dividend Percentage is equal to the Average Main Refinancing Rates during the financial year for which the distribution is made. Average Main Refinancing Rate shall be made understood to mean the average value on each individual day during the financial year for which the distribution is made of the Main Refinancing Rates prevailing on such day. Main Refinancing Rate shall be understood to mean the rate of the Main Refinancing Operation as determined and published from time to time by the European Central Bank. If and to the extent that profits are not sufficient to pay the Preference Share Dividend in full, the deficit shall be paid out of the reserves, with the exception of any reserve, which was formed as share premium reserve upon the issue of Financing Preference Shares. If in any fiscal year the profit is not sufficient to make the distributions referred to above and if no distribution or only a partial distribution is made from the reserves referred to above, such that the deficit is not fully made good no further distributions will be made as described below until the deficit has been made good.

Out of profits remaining after payment of any dividends on Preference Shares such amounts shall be kept in reserve as determined by the Supervisory Board. Out of any remaining profits not allocated to reserve, a dividend shall be paid on the Financing Preference Shares in a percentage over the par value, increased by the amount of share premium that was paid upon the first issue of Financing Preference Shares, which percentage is related to the average effective yield on the prime interest rate on corporate loans in the United States as quoted in the Wall Street Journal. If and to the extent that the profits are not sufficient to pay the Financing Preference Share Dividend in full, the deficit may be paid out of the reserves if the Managing Board so decides with the approval of the Supervisory Board, with the exception of the reserve which was formed as share premium upon the issue of Financing Preference Shares.

Insofar as the profits have not been distributed or allocated to the reserves as specified above, they are at the free disposal of the General Meeting of Shareholders, provided that no further dividends will be distributed on the Preference Shares or the Financing Preference Shares.

The General Meeting may resolve, on the proposal of the Supervisory Board, to distribute dividends or reserves, wholly or partially, in the form of QIAGEN shares.

Subsequent Events

On April 4, 2011, QIAGEN announced that it has reached an agreement to acquire Cellestis Limited for approximately A$ 341 million (US$ 355 million) in cash, providing QIAGEN with access to a novel “pre-molecular” technology that offers a new dimension in disease detection not currently possible with other diagnostic methods. The acquisition of Cellestis, a publicly listed, profitable company headquartered in

Annual Report 2010 | F - 79

QIAGEN N.V.

Australia, will provide QIAGEN with exclusive rights to QuantiFERON® technology, a proprietary approach for disease detection and monitoring. The transaction is subject to a number of conditions, including approval by the Australian Foreign Investment Review Board, court approval and the approval of Cellestis shareholders. A transaction booklet with full details of the transaction, including an Independent Expert’s Report, is expected to be distributed to Cellestis shareholders in May 2011. The shareholder meeting to approve the transaction is expected to be held in June 2011.

Based on the Company’s review, no other events or transactions have occurred subsequent to December 31, 2010, that would have a material impact on the financial statements as presented.

Venlo, April 21, 2011

QIAGEN N.V.

Peer M. Schatz	Roland Sackers	Bernd Uder	Joachim Schorr

Annual Report 2010 | F - 80

QIAGEN N.V.

Independent Auditors’ Report

To the Shareholders, Supervisory Board and Management of Qiagen N.V.

Report on the financial statements

We have audited the accompanying financial statements 2010 of QIAGEN N.V., Venlo, the Netherlands. The financial statements include the consolidated financial statements and the company financial statements. The consolidated financial statements comprise the consolidated statement of financial position as at December 31, 2010, the consolidated income statement, the consolidated statement of comprehensive income, consolidated statement of cash flows and the consolidated statement of changes in equity for the year then ended, and notes, comprising a summary of the significant accounting policies and other explanatory information. The company financial statements comprise the company statement of financial position as at December 31, 2010, the company income statement and company statement of changes in equity for the year then ended and the notes, comprising a summary of the accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Dutch Civil Code, and for the preparation of the managing directors’ report in accordance with Part 9 of Book 2 of the Dutch Civil Code. Furthermore management is responsible for such internal control as it determines is necessary to enable the preparation o the financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Dutch law, including the Dutch Standards on Auditing. This requires that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.

In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion with respect to the financial statements

In our opinion, the consolidated financial statements give a true and fair view of the financial position of QIAGEN N.V. as at December 31, 2010 and of its result and its cash flows for the year then ended in

Annual Report 2010 | F - 81

QIAGEN N.V.

accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Dutch Civil Code.

Opinion with respect to the company financial statements

In our opinion, the company financial statements give a true and fair view of the financial position of QIAGEN N.V. as at December 31, 2010 and of its result for the year then ended in accordance with Part 9 of Book 2 of the Dutch Civil Code.

Report on other legal and regulatory requirements

Pursuant to the legal requirement under Section 2:393 sub 5 at e and f of the Dutch Civil Code, we have no deficiencies to report as a result of our examination whether the managing directors’ report, to the extent we can assess, has been prepared in accordance with Part 9 of Book 2 of this Code, and whether the information as required under Section 2:392 sub 1 at b-h has been annexed. Further we report that the managing directors’ report, to the extent we can assess, is consistent with the financial statements as required by Section 2:391 sub 4 of the Dutch Civil Code.

Eindhoven, April 21, 2011

Ernst & Young Accountants LLP

Signed by W.J. Spijker

Annual Report 2010 | F - 82

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/s/ Roland Sackers
Roland Sackers
Chief Financial Officer

Date: August 2, 2011